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As filed with the Securities and Exchange Commission on November 1, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CLEAN HARBORS, INC.
(Exact name of Registrant as specified in its charter)

Massachusetts (State or other jurisdiction of incorporation or organization)	4953 (Primary Standard Industrial Classification Code Number)	04-2997780 (I.R.S. Employer Identification Number)
1501 Washington Street Braintree, Massachusetts 02184-7535 (781) 849-1800 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

C. Michael Malm, Esq.
Davis, Malm & D'Agostine, P.C.
One Boston Place
Boston, Massachusetts 02108
Telephone: (617) 367-2500
Telecopy: (617) 523-6215
(Address, including zip code, and telephone number,
including area code, of agent for service of process)
Copies to:
John A. Tripodoro, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $.01 par value per share	2,300,000	$34.49	$79,327,000	$9,336.79

(1)
Includes 300,000 shares of common stock that the underwriters have the option to purchase solely to cover over-allotments.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The proposed maximum offering price per share and the amount of the registration fee have been computed on the basis of the average high and low sale prices of the common stock on the Nasdaq National Market on October 26, 2005.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2005

2,000,000 Shares

Common Stock

        Clean Harbors, Inc. is selling 2,000,000 shares of common stock.

        Our common stock is listed on the NASDAQ National Market under the symbol "CLHB." The last reported sale price on the NASDAQ National Market on October 31, 2005 was $33.90 per share.

        The underwriters have an option to purchase a maximum of 300,000 additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to us
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                       , 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Needham & Company, LLC
Wedbush Morgan Securities Inc.

CJS Securities, Inc.

The date of this prospectus is                            , 2005.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus or in the documents incorporated by reference into this prospectus, is not complete and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the "Risk Factors" section before investing in our common stock. In this prospectus, unless the context requires otherwise, "we," "our," "us," "Clean Harbors" or "the Company" refers to Clean Harbors, Inc. and its subsidiaries.

Our Company

        We are one of the largest providers of environmental services and the largest operator of non-nuclear hazardous waste treatment facilities in North America based on 2003 industry reports. We service approximately 55% of North America's commercial hazardous incineration volume, 17% of North America's hazardous landfill volume, and are the industry leader in total hazardous waste disposal facilities. We perform environmental services through a network of more than 100 service locations, and we operate five incineration facilities, nine commercial landfills, seven wastewater treatment operations, and 20 transportation, storage and disposal facilities, or TSDFs, as well as five PCB management facilities and two oil and used oil products recycling facilities.

        The wastes that we handle include materials that are classified as "hazardous" because of their unique properties, as well as other materials subject to federal and state environmental regulation. We provide final treatment and disposal services designed to manage hazardous and non-hazardous wastes, which cannot be economically recycled or reused.

        Clean Harbors, Inc. was incorporated in Massachusetts in 1980 and has grown through a combination of strategic acquisitions and internal growth. The most significant of such acquisitions was our acquisition in September 2002 of substantially all of the assets of the Chemical Services Division, or CSD, of Safety-Kleen Corp. Our revenues increased from $350.1 million in 2002 to $611.0 million in 2003 primarily as a result of that acquisition.

Our Services

        We provide a wide range of environmental services and manage our business as two major segments: Technical Services and Site Services.

        Technical Services    (69% of 2004 revenue). These services involve the transport, treatment and disposal of hazardous wastes, and include physical treatment, resource recovery, fuels blending, incineration, landfill disposal, wastewater treatment, lab chemical disposal, explosives management, and CleanPack® and Apollo Onsite Services. Our CleanPack® services include the collection, logistics management, specialized packaging, transportation and disposal of laboratory chemicals and household hazardous wastes. Our Apollo Onsite Services provide outsourced environmental programs management at customer sites.

        Site Services    (31% of 2004 revenue). These services provide customers with highly skilled experts who utilize specialty equipment and resources to perform services at any chosen location. Under the Site Services umbrella, our Field Service crews and equipment are dispatched on a planned or emergency basis, and perform services such as confined space entry for tank cleaning, site decontamination, large remediation projects, selective demolition, spill cleanup, railcar cleaning, product recovery and transfer, scarifying and media-blasting and vacuum services. Additional services include used oil and oil products recycling, as well as PCB management and disposal. Also, as part of Site Services, Industrial Services crews focus on industrial cleaning and maintenance projects.

Our Industry

        According to industry reports, the hazardous waste disposal market in North America is in excess of $2.0 billion. We also service the much larger industrial maintenance market. The $2.0 billion estimate does not include the industrial maintenance market, except to the extent that the costs of disposal of hazardous wastes generated as a result of industrial maintenance are included. The largest generators of hazardous waste materials are companies in the chemical, petrochemical, primary metals, paper, furniture, aerospace and pharmaceutical industries.

        The hazardous waste management industry was "created" in 1976 with the passage of the Resource Conservation and Recovery Act, or RCRA. RCRA requires waste generators to distinguish between "hazardous" and "non-hazardous" wastes, and to treat, store and dispose of hazardous waste in accordance with specific regulations. This new regulatory environment, combined with strong economic growth, increased corporate concern surrounding environmental liabilities, and early-stage industry dynamics contributed to growth in the industry.

        In the mid to late 1990s, the hazardous waste management industry was characterized by overcapacity, minimal regulatory advances and pricing pressure. However, since 2001, over one-third of all North American commercial incineration capacity has been eliminated, and we believe that competition has been reduced through consolidation and that new regulations have increased the overall barriers to entry.

        The collection and disposal of solid and hazardous wastes are subject to local, state, provincial and federal requirements and regulations, which regulate health, safety, the environment, zoning and land-use. Included in these regulations is the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, of the United States. CERCLA holds generators and transporters of hazardous substances, as well as past and present owners and operators of sites where there has been a hazardous release, strictly, jointly and severally liable for environmental cleanup costs resulting from the release or threatened release. Canadian companies are regulated under similar regulations, but the responsibility and liability associated with the waste passes from the generator to the transporter or receiver of the waste, in contrast to provisions of CERCLA.

Corporate Information

        We are a publicly traded company listed on The Nasdaq National Market under the symbol "CLHB." Our corporate offices are located at 1501 Washington Street, Braintree, MA 02184-7535, Attention: Executive Offices (telephone (781) 849-1800 ext. 4454). Our website address is www.cleanharbors.com. The information contained or incorporated in our website is not part of this prospectus.

The Offering

Common stock offered by us	2,000,000 shares
Common stock to be outstanding after the offering	19,048,838 shares
Use of Proceeds
We estimate that the net proceeds to us from the offering after underwriting discounts and expenses will be approximately $ million. We intend to use these proceeds, together with a portion of the $12.5 million of net proceeds we received in October 2005 from exercise of our previously outstanding common stock purchase warrants, to redeem $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012 and pay prepayment penalties and accrued interest of approximately $8.6 million in connection with such redemption. To the extent, if any, that the net proceeds of this offering exceed the approximately $61.1 million required to be paid in connection with such redemption, we will use such excess for general corporate purposes. See "Use of Proceeds."
Risk Factors	You should carefully read and consider the information under "Risk Factors" and all other information set forth or incorporated by reference in this prospectus before investing in our common stock.
Nasdaq National Market symbol	CLHB

        The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of October 27, 2005, and does not include:

  •
  498,690 shares of common stock issuable upon exercise of outstanding common stock purchase warrants expiring September 10, 2009 with an exercise price of $8.00 per share;

  •
  212,821 shares of common stock issuable upon conversion of our outstanding Series B convertible preferred stock with a conversion price of $16.45 per common share;

  •
  290,637 shares of common stock issuable upon the exercise of options outstanding under our employee stock benefit plans which were either then vested or will vest within 60 days thereafter having a weighted average exercise price of $6.87 per share as of that date;

  •
  591,410 shares of common stock issuable from time to time in the future under our Employee Stock Purchase Plan; and

  •
  up to 300,000 additional shares of common stock we have agreed to sell if the underwriters exercise in full their over-allotment option.

        Unless otherwise stated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option.

Summary Historical Consolidated Financial Data

        The following summary consolidated financial information should be reviewed in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated Financial Data" and our financial statements and the notes thereto included elsewhere in this prospectus.

        The summary historical income statement data set forth below for the years ended December 31, 2002, 2003 and 2004 and the summary historical balance sheet data at December 31, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical balance sheet data set forth below as of December 31, 2002 have been derived from the audited consolidated financial statements not included in this prospectus. The summary historical income statement data set forth below for the six months ended June 30, 2004 and 2005 and the summary historical balance sheet data as of June 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical balance sheet data as of June 30, 2004 has been derived from unaudited consolidated financial statements not included in this prospectus. The unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of operating results for the full year.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2005	2004	2004	2003(1)	2002(1)(2)
	(in thousands except per share amounts)
Income Statement Data:
Revenues	$338,876	$304,388	$643,219	$610,969	$350,133
Cost of revenues	244,981	223,302	464,838	453,461	252,469
Selling, general and administrative expenses	49,669	50,998	104,509	108,430	61,518
Accretion of environmental liabilities(3)	5,250	5,207	10,394	11,114	1,199
Depreciation and amortization	14,354	11,661	24,094	26,482	15,508
Restructuring	—	—	—	(124)	750
Other acquisition costs	—	—	—	—	5,406

Income from operations	24,622	13,220	39,384	11,606	13,283
Other income (expense)(4)	510	(1,104)	(1,345)	(94)	129
(Loss) on refinancings(5)	—	(7,099)	(7,099)	—	(24,658)
Interest (expense), net	(11,907)	(10,801)	(22,297)	(23,724)	(13,414)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	13,225	(5,784)	8,643	(12,212)	(24,660)
Provision for income taxes(6)	1,013	3,526	6,043	5,322	3,787

Income (loss) before cumulative effect of change in accounting principle	12,212	(9,310)	2,600	(17,534)	(28,447)
Cumulative effect of change in accounting principle	—	—	—	66	—

Net income (loss)	12,212	(9,310)	2,600	(17,600)	(28,447)
Redemption of Series C preferred stock, dividends on Series B and C preferred stocks and accretion on Series C preferred stock(7)	140	11,616	11,798	3,287	1,291

Net income (loss) attributable to common shareholders	$12,072	$(20,926)	$(9,198)	$(20,887)	$(29,738)

Basic earnings (loss) per share attributable to common shareholders	$.81	$(1.49)	$(.65)	$(1.54)	$(2.44)

Diluted earnings (loss) per share attributable to common shareholders	$.71	$(1.49)	$(.65)	$(1.54)	$(2.44)

Weighted average common shares outstanding	14,913		14,002		14,099		13,553		12,189
Weighted average common shares outstanding plus potentially dilutive common shares	17,142		14,002		14,099		13,553		12,189
Other Financial Data:
Adjusted EBITDA(8)	$44,226		$31,230		$74,744		$50,744		$36,170
Ratio of Adjusted EBITDA to interest expense	3.7	x	2.9	x	3.4	x	2.1	x	2.7	x
Capital expenditures(9)	$7,872		$12,887		$26,570		$34,832		$12,460
	At June 30,		At December 31,
	2005	2004	2004	2003(1)	2002(1)(2)
	(in thousands)
Balance Sheet Data:
Working capital	$64,972	$30,820	$50,696	$(19,575)	$23,537
Goodwill	19,032	19,032	19,032	19,032	19,032
Total assets	503,770	471,041	504,702	540,159	559,690
Long-term obligations (including current portion)(10)	153,414	153,384	153,129	187,119	174,350
Redeemable preferred stock	—	—	—	15,631	13,543
Stockholders' equity (deficit)	26,362	(3,030)	11,038	7,696	20,420

(1)
We restated our financial statements for the years ended December 31, 2003 and 2002, in order to correct errors related to estimated self-insured workers' compensation and motor vehicle liability claims. We concluded that our previous methodology for estimating our self-insured workers' compensation and motor vehicle insurance claims resulted in an understatement of our self-insured liabilities because negative trends inherent in these types of liabilities were not considered in calculating the self-insured liability. The new methodology involves using an actuarial-based method versus the specific reserve method previously used. For the years ended December 31, 2003 and 2002, the impact of the restatements resulting from correcting our self-insured liabilities on net loss was as follows (in thousands):

	2003	2002
Net loss as previously reported	$(17,345)	$(28,191)
Restatement adjustment to cost of revenues	(255)	(256)

Net loss as restated	$(17,600)	$(28,447)

  The adjustments for the years ended December 31, 2003 and 2002 did not change the amount of income tax expense previously recorded for those periods. For the years ended December 31, 2003 and 2002, the impact on other accrued expenses resulting from the correction of our self-insured liabilities was as follows (in thousands):

	2003	2002
Other accrued expenses as previously reported	$32,240	$33,863
Restatement adjustment	1,617	1,362

Other accrued expenses as restated	$33,857	$35,225

  At December 31, 2003 and 2002, the impact of this restatement on accumulated deficit was as follows (in thousands):

	2003	2002
Accumulated deficit as previously reported	$(60,921)	$(43,576)
Restatement adjustment	(1,617)	(1,362)

Accumulated deficit as restated	$(62,538)	$(44,938)

        The adjustments had no effect on net cash provided by operating activities.

(2)
Effective as of September 7, 2002, we acquired the assets of the Chemical Services Division of Safety-Kleen Corp. Amounts recorded for the year ended December 31, 2002, for revenues, cost of revenues, selling general and administrative expenses, accretion of environmental liabilities, depreciation and amortization, restructuring, other acquisition costs, other income, loss on refinancings, interest expense, provision for income taxes, working capital, total assets, long-term obligations, redeemable preferred stock and stockholders' equity were either significantly impacted by or resulted from the acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisition" and "—Results of Operations."

(3)
Effective January 1, 2003, we adopted Statement of Financial Accounting Standards ("SFAS") No. 143. Accretion of environmental liabilities for the six months ended June 30, 2005 and 2004, and the years ended December 31, 2004 and 2003, were due primarily to the implementation as of January 1, 2003 of SFAS No. 143 and accretion of the discount for the remedial liabilities assumed as part of the CSD assets acquired. Accretion of environmental liabilities for the year ended December 31, 2002, related to the accretion of the discount for the remedial liabilities assumed in the acquisition of the CSD assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental Liabilities."

(4)
As further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Redemption of Series C Preferred Stock," we had outstanding prior to June 30, 2004, 25,000 shares of Series C Convertible Preferred Stock which consisted of two components, namely, the Host Contract and an Embedded Derivative which reflected the right of the holders of the Series C Preferred Stock to convert into our common stock on the terms set forth in the Series C Preferred Stock. The value of the Embedded Derivative was periodically marked to market which resulted in the inclusion of gains (losses) as a component of other income (expense) of $(1.6) million for the six months ended June 30, 2004, and $(1.6) million, $(0.4) million and $0.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(5)
As further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The 2004 Refinancing" and "—Redemption of Series C Preferred Stock," we repaid on June 30, 2004 our then outstanding debt, redeemed our then outstanding Series C Preferred Stock and settled the Embedded Derivative liability associated with our Series C Preferred Stock. For the year ended December 31, 2004, we recorded refinancing expenses, net of $7.1 million relating to these activities.

(6)
The fiscal year 2002 provision for income taxes included a $1.1 million charge to provide a valuation allowance for all net deferred tax assets.

(7)
As further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The 2004 Refinancing" and "—Redemption of Series C Preferred Stock," we had outstanding prior to June 30, 2004, 25,000 shares of Series C Convertible Preferred Stock. The amount of $11.8 million for the year ended December 31, 2004 includes $9.9 million related to the redemption of the Series C Preferred Stock.

(8)
For all periods presented, "Adjusted EBITDA" consists of net income (loss) plus accretion of environmental liabilities, depreciation and amortization, net interest expense, provision for (benefit from) income taxes, non-recurring severance charges, other non-recurring refinancing-related expenses, change in value of embedded derivative associated with our previously outstanding Series C Preferred Stock (which we redeemed June 30, 2004), and gain (loss) on sale of fixed assets. Such definition of "Adjusted EBITDA" is the same as the definition of "EBITDA" used in our current credit agreement and indenture for covenant compliance purposes. See below for a reconciliation of Adjusted EBITDA to both net income (loss) and net cash provided by operating activities for the specified periods. Our management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or loss or other measurements under GAAP. Because Adjusted EBITDA is not calculated identically by all companies, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

  The following is a reconciliation of net income (loss) to Adjusted EBITDA for the following periods (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003(1)	2002(*)
Net income (loss)	$12,212	$(9,310)	$2,600	$(17,600)	$(28,447)
Accretion of environmental liabilities	5,250	5,207	10,394	11,114	1,199
Depreciation and amortization	14,354	11,661	24,094	26,482	15,508
Restructuring costs	—	—	—	(124)	750
Other acquisition costs	—	—	—	—	5,406
Loss on refinancings	—	7,099	7,099	—	24,658
Interest expense, net	11,907	10,801	22,297	23,724	13,414
Provision for income taxes	1,013	3,526	6,043	5,322	3,787
Non-recurring severance charges	—	16	25	1,089	—
Other non-recurring refinancing-related expenses	—	1,126	1,326	—	—
Change in value of embedded derivative	—	1,590	1,590	379	(129)
Other income	(564)	—	—	—	—
Loss (gain) on sale of fixed assets	54	(486)	(724)	292	24
Cumulative effect of change in accounting principle	—	—	—	66	—

Adjusted EBITDA	$44,226	$31,230	$74,744	$50,744	$36,170

(*)
See footnote (1) above describing the restatement of our financial statements for the year-ended December 31, 2003 and 2002.

  The following reconciles Adjusted EBITDA to net cash provided by operating activities for the following periods (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003(*)	2002(*)
Adjusted EBITDA	$44,226	$31,230	$74,744	$50,744	$36,170
Interest expense	(11,907)	(10,801)	(22,297)	(23,724)	(13,414)
Provision for income taxes	(1,013)	(3,526)	(6,043)	(5,322)	(3,787)
Allowance for doubtful accounts	(372)	479	1,232	2,439	842
Amortization of deferred financing costs	739	1,558	2,294	2,467	899
Amortization of debt discount	83	—	77	—	388
Deferred income taxes	—	—	381	(620)	1,676
(Gain) loss on sale of fixed assets	54	(486)	(724)	292	24
Other income	510	—	—	—	—
Other non-recurring refinancing-related expenses and other	—	(1,142)	(1,351)	—	—
Stock options expensed	47	—	35	29	166
Foreign currency loss (gain) on intercompany transactions	(404)	(600)	(88)	996	—
Changes in assets and liabilities, net of acquisition
Accounts receivable	(1,465)	259	(6,058)	20,265	(9,679)
Unbilled accounts receivable	(1,567)	1,159	4,429	4,539	(9,695)
Deferred costs	952	(54)	538	(838)	(4,433)
Prepaid expenses	2,928	(1,477)	(4,781)	14	(5,277)
Accounts payable	(5,399)	(945)	9,249	2,923	12,201
Closure, post-closure and remedial liabilities	(11,311)	(5,715)	(13,030)	(8,268)	(817)
Deferred revenue	(4,273)	699	(1,086)	(2,121)	8,693
Accrued disposal costs	(164)	464	910	(72)	(5,060)
Income taxes payable	(2,970)	2,510	(734)	685	1,214
Other, net	340	1,418	14,763	(5,571)	(4,462)

Net cash provided by operating activities	$9,034	$15,030	$52,460	$38,857	$5,649

(*)
See footnote (1) above describing the restatement of our financial statements for the years ended December 31, 2003 and 2002.

(9)
Capital expenditures include costs in connection with bringing our incinerators into compliance with the new MACT standards as follows: $4.3 million, $18.9 million and $2.3 million during the years ended December 31, 2004, 2003, and 2002, respectively.

(10)
Long-term obligations (including current portion) include borrowings under our current and former revolving credit facilities.

RISK FACTORS

        An investment in our common stock involves certain risks, including those we describe below. You should consider carefully these risk factors together with all of the information included or referred to in this prospectus before investing in our common stock.

Risks Relating to Our Business

        We assumed significant environmental liabilities as part of the CSD acquisition, and our financial condition and results of operations would be adversely affected if we were required to pay such liabilities more rapidly or in greater amounts than now estimated.

        As part of our acquisition of the assets of the CSD effective September 7, 2002, we assumed certain environmental liabilities of the CSD which were valued as of December 31, 2004, at approximately $184.5 million. We calculate certain of these liabilities on a present value basis in accordance with generally accepted accounting principles (which takes into consideration both the amount of such liabilities and the timing when it is projected that we will be required to pay such liabilities). We anticipate such liabilities will be payable over many years and that cash flows generated from our operations will generally be sufficient to fund the payment of such liabilities when required. However, events not now anticipated (such as future changes in environmental laws and regulations or their enforcement) could require that such payments be made earlier or in greater amounts than now estimated, which could adversely affect our financial condition and results of operations.

        If we are unable to obtain at reasonable cost the significant amount of insurance and financial assurances which are required for our operations, our business and results of operations would be adversely affected.

        We are required to carry significant amounts of insurance, to occasionally post bid and performance bonds, and to provide substantial amounts of financial assurances to governmental agencies for potential closure and post-closure care of our licensed hazardous waste treatment facilities should those facilities cease operation. Our total estimated closure and post-closure costs requiring financial assurance by regulators as of June 30, 2005, was $279.3 million. We have placed most of the required financial assurance for closure through a qualified insurance company, Steadfast Insurance Company (a unit of Zurich Insurance N.A.). We were required to and have posted letters of credit of approximately $73.5 million with Steadfast Insurance Company in order to obtain the insurance policies. The term of our current insurance policy from Steadfast Insurance Company will expire in September 2006, and our ability to continue conducting our operations could be adversely affected if we should become unable to obtain sufficient insurance, surety bonds and financial assurances at reasonable cost to meet our business and regulatory requirements in the future. The availability of insurance may be influenced by developments within the insurance industry itself, as well as the insurers' or sureties' assessment of their risk of loss with us.

        The environmental services industry in which we participate is subject to significant economic and business risks.

        Our future operating results may be affected by such factors as our ability to: utilize our facilities and workforce profitably in the face of intense price competition; maintain or increase market share in an industry which has experienced significant downsizing and consolidating; realize benefits from cost reduction programs; generate incremental volumes of waste to be handled through our facilities from existing and acquired sales offices and service centers; obtain sufficient volumes of waste at prices which produce revenue sufficient to offset the operating costs of the facilities; minimize downtime and disruptions of operations; and develop the site services business. In particular, economic downturns or recessionary conditions in North America, and increased outsourcing by North American manufacturers to plants located in countries with lower wage costs and less stringent environmental regulations, have adversely affected and may in the future adversely affect the demand for our services. The hazardous and industrial waste management business is also cyclical to the extent that it is dependent upon a stream of waste from cyclical industries such as the chemical and petrochemical, primary metals, paper, furniture and aerospace industries. If those cyclical industries slow significantly, the business that we receive from those industries is likely to slow.

        A significant portion of our business depends upon the demand for major remedial projects and regulatory developments over which we have no control.

        Our operations are significantly affected by the commencement and completion of major site remedial projects; cleanup of major spills or other events; seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities; the timing of regulatory decisions relating to hazardous waste management projects; changes in regulations governing the management of hazardous waste; secular changes in the waste processing industry towards waste minimization and the propensity for delays in the remedial market; and changes in the myriad of governmental regulations governing our diverse operations. We do not control such factors and, as a result, our revenue and income can vary significantly from quarter to quarter, and past financial performance for certain quarters may not be a reliable indicator of future performance for comparable quarters in subsequent years.

        Seasonality makes it harder for us to manage our business and for investors to evaluate our performance.

        Our operations may be affected by seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities. Typically during the first quarter of each calendar year there is less demand for environmental remediation due to weather related reasons, particularly in the northern and midwestern United States and Canada, and increased possibility of unplanned weather related plant shutdowns. This seasonality in our business makes it harder for us to manage our business and for investors to evaluate our performance.

        The extensive environmental regulations to which we are subject may increase our costs and potential liabilities.

        Our operations and those of others in the environmental industry are subject to extensive federal, state, provincial and local environmental requirements in both the United States and Canada. While increasing environmental regulation often presents new business opportunities for us, it often results in increased operating and compliance costs. Efforts to conduct our operations in compliance with all applicable laws and regulations, including environmental rules and regulations, require programs to promote compliance, such as training employees and customers, purchasing health and safety equipment, and in some cases hiring outside consultants and lawyers. Even with these programs, we and other companies in the environmental services industry are routinely faced with governmental enforcement proceedings which can result in fines or other sanctions and require expenditures for remedial work on waste management facilities and contaminated sites. Certain of these laws impose strict and, under certain circumstances, joint and several liability for cleanup of releases of regulated materials, and also liability for related natural resource damages.

        From time to time, we have paid fines or penalties in governmental environmental enforcement proceedings, usually involving our waste treatment, storage and disposal facilities. Although none of these fines or penalties that we have paid in the past has had a material adverse effect upon us, we might in the future be required to make substantial expenditures as a result of governmental proceedings, which would have a negative impact on our earnings. Furthermore, regulators have the power to suspend or revoke permits or licenses needed for operation of our plants, equipment, and vehicles based on, among other factors, our compliance record, and customers may decide not to use a particular disposal facility or do business with us because of concerns about our compliance record. Suspension or revocation of permits or licenses would impact our operations and could have a material adverse impact on financial results. Although we have never had any of our facilities' operating permits revoked, suspended or non-renewed involuntarily, it is possible that such an event could occur in the future.

        In the past, practices have resulted in releases at and from certain of our facilities, which may require investigation and, in some cases, remediation. We are currently conducting remedial activities at certain of our sites. While, based on available information, we do not believe these remedial activities will result in a material adverse effect upon our operations or financial condition, these activities or the discovery of previously unknown conditions could result in material costs.

        Future changes in environmental regulations may require us to make significant capital expenditures.

        Changes in environmental regulations can require us to make significant capital expenditures for our facilities. For example, in 2002, the United States Environmental Protection Agency, or EPA, promulgated Interim Standards of the Hazardous Waste Combustor Maximum Achievable Control Technology under the Federal Clean Air Act Amendments. These standards established new emissions limits and operational controls on all new and existing incinerators, cement kilns and light-weight aggregate kilns that burn hazardous waste-derived fuels. We have spent approximately $25.5 million since September 7, 2002 in order to bring our Kimball, Nebraska, Deer Park, Texas and Aragonite, Utah incineration facilities which we acquired as part of the CSD assets into compliance with the HWC MACT regulations. Future environmental regulations could cause us to make significant additional capital expenditures and adversely affect our results of operations and cash flow.

        If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected.

        When we include the expansion airspace in our calculations of available airspace, we adjust our landfill liabilities to the present value of projected costs for cell closure, and landfill closure and post-closure. It is possible that any of our estimates or assumptions could ultimately turn out to be significantly different from actual results. In some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or our belief that we will receive an expansion permit changes adversely in a significant manner, the landfill assets, including the assets incurred in the pursuit of the expansion, may be subject to impairment testing, and lower prospective profitability may result due to increased interest accretion and depreciation or asset impairments related to the removal of previously included expansion airspace. In addition, if our assumptions concerning the expansion airspace should prove inaccurate, certain of our cash expenditures for closure of landfills could be accelerated and adversely affect our results of operations and cash flow.

        Future conditions might require us to make substantial write-downs in our assets, which would adversely affect our balance sheet and results of operations.

        We participate in a highly volatile industry with multiple competitors, several of which have taken large write-offs and asset write-downs, operated under Chapter 11 bankruptcy protection and undergone major restructuring during the past several years. Periodically, we review long-lived assets for impairment. At the end of each of 2004, 2003 and 2002, we determined based on this review that no asset write-downs were required; however, if conditions in the industry were to deteriorate significantly, we could determine that certain of our assets were impaired and we would then be required to write-off all or a portion of our costs for such assets. Any such significant write-offs would adversely affect our balance sheet and results of operations.

Other Risks Relating to Our Company and Common Stock

        Our substantial level of indebtedness and outstanding letters of credit could adversely affect our financial condition and ability to fulfill our obligations.

        As of June 30, 2005, we had $155.2 million of outstanding indebtedness and $90.4 million of outstanding letters of credit. Our substantial level of indebtedness and outstanding letters of credit may:

  •
  adversely impact our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

  •
  require us to dedicate a substantial portion of our cash flow to the payment of interest on our indebtedness and fees on our letters of credit;

  •
  subject us to the risk of increased sensitivity to interest rate increases based upon variable interest rates, including our borrowings (if any) under our revolving credit facility;

  •
  increase the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

  •
  limit our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions of our business than our competitors with less debt.

        If we are unable to generate sufficient cash flow from operations in the future to service our debt and fee obligations, we may be required to refinance all or a portion of our existing debt and letter of credit facilities, or to obtain additional financing and facilities. However, we may not be able to obtain any such refinancing or additional facilities on favorable terms or at all.

        The covenants in our financing agreements restrict our ability to operate our business and might lead to a default under our outstanding debt agreements.

        The agreements governing our revolving credit and letter of credit facilities and the indenture relating to our outstanding senior secured notes limit, among other things, our ability and the ability of our restricted subsidiaries to:

  •
  incur or guarantee additional indebtedness (including, for this purpose, reimbursement obligations under letters of credit) or issue preferred stock;

  •
  pay dividends or make other distributions to our stockholders;

  •
  purchase or redeem capital stock or subordinated indebtedness;

  •
  make investments;

  •
  create liens;

  •
  incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

  •
  sell assets, including capital stock of our subsidiaries;

  •
  consolidate or merge with or into other companies or transfer all or substantially all of our assets; and

  •
  engage in transactions with affiliates.

        As a result of these covenants, we may not be able to respond to changes in business and economic conditions and to obtain additional financing, if needed, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. Our revolving credit and letter of credit facilities require, and our future credit facilities may require, us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not be able to meet those tests. The breach of any of these covenants could result in a default under our revolving credit and letter of credit facilities. Upon the occurrence of an event of default under our revolving credit and letter of credit facilities or future credit facilities, the lenders could elect to declare all amounts outstanding under such credit facilities, including accrued interest or other obligations, to be immediately due and payable. If amounts outstanding under such credit facilities were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness, including our senior secured notes.

        The instruments governing certain of our indebtedness, including the indenture governing our senior secured notes and our revolving credit and letter of credit facilities, also contain cross-default provisions. Under these provisions, a default under one instrument governing our indebtedness may constitute a default under our other instruments of indebtedness that contain cross default provisions, which could result in the related indebtedness and the indebtedness issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds may not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell our assets and otherwise curtail operations to pay our creditors. The proceeds of such a sale of assets, or curtailment of operations, might not enable us to pay all of our liabilities.

        We have not paid, and do not anticipate paying for the foreseeable future, dividends on our common stock.

        We have not paid, and do not anticipate paying for the foreseeable future, any dividends on our common stock. Furthermore, our current credit agreement prohibits, we anticipate our amended and restated credit agreement which will become effective upon the completion of this offering will prohibit, and our indenture restricts, the payment by us of dividends on our common stock. We intend to retain future earnings, if any, for use in the operation and expansion of our business and payment of our outstanding debt.

        Our founder and other directors and executive officers, as a group, will be able to exercise substantial influence over matters submitted to our shareholders for approval.

        As of the date of this prospectus and after giving effect to the sale of shares by us in this offering, Alan S. McKim, our founder and chief executive officer, together with other directors and executive officers, will beneficially hold approximately 21.1% of our outstanding common stock assuming no exercise by the underwriters of their over-allotment option, or approximately 20.7% assuming full exercise by the underwriters of such option. As a result, our directors and executive officers will likely be able to exercise substantial influence over matters submitted to our shareholders for approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These shareholders may also delay or prevent a change of control even if such a change of control would benefit our other shareholders. The significant concentration of stock ownership might cause the trading price of our common stock to decline if investors were to perceive that conflicts of interest may exist or arise over any such potential transactions.

        Potential future sales of common stock by our directors and executive officers, and our other principal shareholders, may cause our stock price to fall.

        Future sales, or the availability for future sales, of substantial amounts of our common stock could adversely affect the market price of our common stock. As described above, as of the date of this prospectus and after giving effect to the sale of shares by us in this offering, our founder and other directors and executive officers will beneficially hold approximately 21.1% (assuming no exercise by the underwriters of their over-allotment option), or 20.7% (assuming full exercise by the underwriters of such option), of our outstanding common stock. In addition, two other holders which each beneficially now own in excess of 5% of our outstanding common stock collectively own an aggregate of 2,223,575 shares (approximately 11.7% of our common stock which will be outstanding upon completion of this offering assuming no exercise of the underwriters' over-allotment option, or 11.5% assuming a full exercise of such option). A decision by one or more of these shareholders to sell a substantial number of their shares could adversely affect the market price of our common stock. All of the approximately 20,050,986 shares (20,350,986 shares if the underwriters' over-allotment option is exercised in full) of our common stock which will be outstanding or subject to then exercisable warrants, conversion rights or options upon the completion of this offering will be freely tradable without restriction or further registration under the Securities Act, except for the approximately 4,034,545 of such shares beneficially held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The shares held by our "affiliates" include the shares beneficially held by our founder and other directors and executive officers described above. Shares beneficially owned by our affiliates may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as Rule 144. Furthermore, the shares of common stock beneficially held by our directors and executive officers are subject to lock-up agreements for a period of 90 days after the date of this prospectus.

        The Massachusetts Business Corporation Act and our By-Laws contain certain anti-takeover provisions.

        Section 8.06 and 7.02 of the Massachusetts Business Corporation Act provide that Massachusetts corporations which are publicly-held must have a staggered board of directors and that written demand by holders of at least 40% of the outstanding shares of each relevant voting group of shareholders is required for shareholders to call a special meeting unless such corporations take certain actions to affirmatively "opt-out" of such requirements. In accordance with these provisions, our By-Laws provide for a staggered Board of Directors which consists of three classes of directors of which one class is elected each year for a three-year term, and require that written application by holders of at least 25% (which is less than the 40% which would otherwise be applicable without such a specific provision in our By-Laws) of our outstanding shares of common stock is required for shareholders to call a special meeting. In addition, our By-Laws prohibit the removal by the shareholders of a director except for cause. These provisions could inhibit a takeover of our company by restricting shareholder action to replace the existing directors or approve other actions which a party seeking to acquire us might propose. A takeover transaction would frequently afford shareholders an opportunity to sell their shares at a premium over then market prices.

        As of December 31, 2004, we had a material weakness in our internal control over financial reporting, and we might find other material weaknesses in the future which may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under federal securities laws.

        As of December 31, 2004, we did not maintain effective controls over the completeness and accuracy of our self-insured workers' compensation and motor vehicle liability reserves. Specifically, we did not then have effective controls over estimating and monitoring self-insured workers' compensation and motor vehicle reserves. This control deficiency resulted in the restatement of our consolidated financial statements for the years ending December 31, 2003 and 2002, the restatement of the quarterly data for the fourth quarter ended December 31, 2003, as well as a fourth quarter audit adjustment in our 2004 financial statements. Additionally, this control deficiency could have resulted in a misstatement of workers' compensation and motor vehicle liability reserves that would have resulted in a material misstatement to annual or interim financial statements that would not be prevented or detected. Our management therefore determined that this control deficiency constituted a "material weakness" in our internal control over financial reporting as of December 31, 2004. Accordingly, the reports in Amendment No. 1 to our annual report on Form 10-K for the year ended December 31, 2004 by both our management and by PricewaterhouseCoopers, LLP, the independent registered public accounting firm which audited our 2004 financial statements, concluded that our internal control over financial reporting was not "effective" as of December 31, 2004.

        In order to remediate the control weakness in our internal control over financial reporting described above, we are now using an actuarial-based method for estimating our reserves for self-insured workers' compensation and motor vehicle liability reserves. Although we believe that utilization of this actuarial-based method satisfactorily remediates our internal controls over estimating and monitoring self-insured workers' compensation and motor vehicle reserves, we might find other material weaknesses in our internal control over financial reporting in future periods. To the extent that any significant or material weaknesses exist in our internal control over financial reporting, such weaknesses may adversely affect our ability to provide timely and reliable financial information necessary for the conduct of our business and satisfaction of our reporting obligations under federal securities laws.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or additional information, you should not rely on it. The information contained or incorporated by reference in this prospectus may be accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference. We are not making an offer to sell the shares offered by this prospectus in any jurisdiction where the offer or sale is not permitted.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference to our filings under the Securities Exchange Act of 1934 include "forward-looking statements," as defined by federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "likely," "will," "would," "could" and similar expressions or phrases identify forward-looking statements.

        All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in the environmental services industry. Others are more specific to our operations. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

        Factors that may cause actual results to differ from expected results include, among others:

  •
  our significant indebtednesses and ability to incur substantially more debt;

  •
  our future cash flow and earnings;

  •
  our ability to meet our debt obligations;

  •
  our ability to increase our market share;

  •
  our ability to retain our significant customers;

  •
  our ability to manage the significant environmental liabilities which we assumed in connection with the CSD acquisition which became effective in September 2002;

  •
  our ability to manage business growth and diversification and the effectiveness of our information systems;

  •
  our ability to compete with competitors in our industry;

  •
  the outcome of current and potential legal proceedings;

  •
  the availability and costs of liability insurance and financial assurances required by governmental entities relating to our facilities;

  •
  our ability to attract and retain qualified management personnel;

  •
  the effects of general industry and economic conditions;

  •
  our ability to identify suitable acquisition candidates or joint venture relationships for expansion, to consummate these transactions on favorable terms and to achieve satisfactory operating results from the acquired businesses; and

  •
  our ability to avoid unforeseen material liabilities as a result of acquiring new companies.

        All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

        See the section of this prospectus entitled "Risk Factors" for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements and other unknown or unpredictable factors also could harm our results. Consequently, actual results or developments anticipated by us may not be realized and, even if substantially realized, they may not have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

INDUSTRY AND MARKET DATA

        We obtained the market and certain other data used in this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications, such as EI Digest, and other publicly available sources. Industry and general publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we have not independently verified the market data and related information contained in this prospectus, we believe such data and information is accurate as of the date of this prospectus or the respective earlier dates specified in this prospectus.

PRICE RANGE OF COMMON STOCK

        Our common stock trades on the NASDAQ National Market under the symbol "CLHB." The following table sets forth the high and low sales prices of our common stock for the indicated periods as reported by NASDAQ.

2005	High	Low
First Quarter	$20.95	$13.74
Second Quarter	24.06	15.21
Third Quarter	34.49	21.48
Fourth Quarter (through October 31, 2005)	35.83	32.73
2004	High	Low
First Quarter	$9.08	$6.45
Second Quarter	9.98	7.21
Third Quarter	12.11	8.26
Fourth Quarter	15.09	10.41
2003	High	Low
First Quarter	$16.52	$8.94
Second Quarter	15.09	8.95
Third Quarter	9.88	4.25
Fourth Quarter	9.35	3.25

        On October 31, 2005, the last reported sale price on the Nasdaq National Market was $33.90 per share.

        On September 30, 2005, there were 521 shareholders of record of our common stock, excluding stockholders whose shares were held in nominee name. We estimate that approximately 2,900 additional shareholders held shares in street name at that date.

DIVIDEND POLICY

        We have never declared nor paid any cash dividends on our common stock, and we do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, for use in the operation and expansion of our business and payment of our outstanding debt. In addition, our current credit agreement prohibits, we anticipate our amended and restated credit agreement which will become effective upon the closing of this offering as described in "Description of Certain Indebtedness" will prohibit, and our indenture restricts, us from paying cash dividends on our common stock. To the extent permitted by our debt agreements then in effect, our board of directors will determine our future payment of dividends, if any, on our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deduction of underwriting discounts and expenses, will be approximately $         million. We intend to use these net proceeds, together with a portion of the $12.5 million of net proceeds we received in October 2005 from exercise of our previously outstanding common stock purchase warrants, to redeem $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012 and pay prepayment penalties and accrued interest of approximately $8.6 million in connection with such redemption. To the extent, if any, that the net proceeds of this offering exceed the approximately $61.1 million required to be paid in connection with such redemption, we will use such excess amount for general corporate purposes.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents, long-term debt (including current portion), and stockholders' equity as of June 30, 2005 on an actual basis, and pro forma to reflect (i) the sale of 2,000,000 shares of our common stock in this offering at an assumed public offering price of $34.22, the last reported sale price of our common stock on the Nasdaq National Market on October 28, 2005, (ii) our receipt of the net proceeds from our sale of such common stock after deducting the underwriting discount and estimated offering expenses payable by us, (iii) the redemption of $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012 and payment of prepayment penalties and accrued interest of approximately $8.6 million in connection with such redemption, (iv) our write-off of the $0.6 million of unamortized discount relating to the redeemed senior secured notes, and (v) our write-off of the $1.8 million of deferred financing fees associated with the redeemed senior secured notes. The table does not reflect our issuance during October 2005 of an aggregate of 1,559,250 shares of common stock upon exercise of previously outstanding common stock purchase warrants for an aggregate exercise price of $12.5 million, or the anticipated write-off of $2.4 million of deferred financing fees and our incurrence of $1.7 million of new financing fees associated with the proposed amendment and restatement of our existing revolving credit and synthetic letter of credit facilities concurrently with the closing of this offering as described under "Description of Certain Indebtedness" elsewhere in this prospectus. This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Financial Data," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and notes thereto elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro Forma
	(dollars in thousands)
Cash and cash equivalents	$50,248	$53,225

Long-term debt, including current portion:
Revolving credit facility(1)	$—	$—
Capital lease obligations	5,210	5,210
Senior secured notes due 2012, net of discount	148,204	96,303

Total long-term debt, including current portion(2)	153,414	101,513

Stockholders' equity:
Series B convertible preferred stock; Authorized 156,416 shares; issued and outstanding 70,000 shares (liquidation preference of $3.5 million)	1	1
Common stock, $.01 par value; Authorized 40,000,000 shares; issued and outstanding 15,364,211 and 17,364,211 shares, respectively	154	174
Additional paid-in capital	66,008	130,078
Accumulated other comprehensive income	7,925	7,925
Accumulated deficit	(47,726)	(56,027)

Total stockholders' equity	26,362	82,151

Total capitalization	$179,776	$183,664

(1)
Our current revolving credit facility allows us to borrow or obtain letters of credit for an aggregate of up to $30.0 million. As of June 30, 2005, we had no borrowings and $1.2 million of letters of credit outstanding under our revolving credit facility, and approximately $28.8 million available to borrow.

(2)
Long-term debt excludes $90.4 million of letters of credit outstanding on June 30, 2005.

UNAUDITED PRO FORMA FINANCIAL DATA

Unaudited Pro Forma Income Statement
For the Year Ended December 31, 2004

        The following unaudited pro forma income statement for the year ended December 31, 2004 reflects (i) the sale of 1,915,000 shares of our common stock that we would be required to issue in this offering at an assumed offering price of $34.22, the last reported sale price on the Nasdaq National Market on October 28, 2005 in order to redeem $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012, after deducting underwriting discounts and estimated offering expenses payable by us, with the proceeds from the sale of the remaining 85,000 shares in this offering to be used (under the specified assumptions) for working capital, and (ii) our redemption of $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012 for an aggregate redemption price of $61.4 million consisting of $52.5 million of principal amount, $5.9 million of prepayment penalty and $3.0 million of accrued interest. Pro forma adjustments to interest expense and income taxes have been made as if the redemption occurred on January 1, 2004. The statement does not reflect our anticipated payment of prepayment penalties and accrued interest of approximately $8.6 million in connection with such redemption and the related write-off of $0.6 million of unamortized discount and $1.8 million of deferred financing fees both relating to the $52.5 million principal amount of notes redeemed, or write-off of $2.4 million of deferred financing fees and our incurrence of $1.7 million of new financing fees associated with the proposed amendment and restatement of our existing revolving credit and synthetic letter of credit facilities concurrently with the closing of this offering as described under "Description of Certain Indebtedness" elsewhere in this prospectus. This statement should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and notes thereto elsewhere in this prospectus.

	Year Ended December 31, 2004
	Actual	Pro Forma Adjustments	Pro Forma
	(In thousands, except per share data)
Revenues	$643,219	$—	$643,219
Cost of revenues	464,838	—	464,838
Selling, general and administrative expenses	104,509	—	104,509
Accretion of environmental liabilities	10,394	—	10,394
Depreciation and amortization	24,094	—	24,094

Income from operations	39,384	—	39,384
Other income (expense), net	(1,345)	—	(1,345)
Loss on refinancing	(7,099)		(7,099)
Interest (expense), net of interest income(1)	(22,297)	6,232	(16,065)

Income before provision for income taxes	8,643	6,232	14,875
Provision for income taxes(2)	6,043	184	6,227

Net income	2,600	6,048	8,648
Redemption of Series C Preferred Stock and dividends and accretion on preferred stocks	11,798	—	11,798

Net income (loss) attributable to common shareholders	$(9,198)	$6,048	$(3,150)

Loss per share:
Basic loss attributable to common shareholders	$(0.65)		$(0.20)

Diluted loss attributable to common shareholders	$(0.65)		$(0.20)

Weighted average common shares outstanding(3)	14,099	1,915	16,014

Weighted average common shares outstanding plus potentially dilutive common shares	14,099	1,915	16,014

(1)
The pro forma adjustment of interest expense consists of the elimination of $6.2 million of interest expense related to the $52.5 million reduction in 11 1/4% senior secured notes outstanding.

(2)
The pro forma adjustment of provision for income taxes consists of a combined increase in U.S. federal and state income taxes of $0.2 million.

(3)
Does not include (i) the 85,000 shares in this offering to be sold (under the specified assumptions) for working capital purposes and (ii) 1,559,250 shares which we issued in October 2005 upon the exercise of previously outstanding common stock purchase warrants.

Unaudited Pro Forma Income Statement
For the Six Months Ended June 30, 2005

        The following unaudited pro forma income statement for the six months ended June 30, 2005 reflects (i) the sale of 1,907,000 shares of our common stock that would be required to issue in this offering at an assumed offering price of $34.22, the last reported sale price on the Nasdaq National Market on October 28, 2005 in order to redeem $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012, after deducting underwriting discounts and offering expenses payable by us, with the proceeds from the sale of the remaining 93,000 shares in this offering to be used (under the specified assumptions) for working capital, and (ii) our redemption of $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012 for an aggregate redemption price of $61.1 million consisting of $52.5 million of principal amount, $5.9 million of prepayment penalty and $2.7 million of accrued interest. Pro forma adjustments to interest expense and income taxes have been made as if the redemption occurred on January 1, 2005. The statement does not reflect our anticipated payment of prepayment penalties and accrued interest of approximately $8.6 million in connection with such redemption and the related write-off of $0.6 million of unamortized discount and $1.8 million of deferred financing fees both relating to the $52.5 million of principal amount of notes redeemed, or write-off of $2.4 million of deferred financing fees and our incurrence of $1.7 million of new financing fees associated with the proposed amendment and restatement of our existing revolving credit and synthetic letter of credit facilities concurrently with the closing of this offering as described under "Description of Certain Indebtedness" elsewhere in this prospectus. This statement should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and notes thereto elsewhere in this prospectus.

	Six Months Ended June 30, 2005
	Actual	Pro Forma Adjustments	Pro Forma
	(In thousands except per share data)
Revenues	$338,876	$—	$338,876
Cost of revenues	244,981	—	244,981
Selling, general and administrative expenses	49,669	—	49,669
Accretion of environmental liabilities	5,250	—	5,250
Depreciation and amortization	14,354	—	14,354

Income from operations	24,622	—	24,622
Other income (expense), net	510	—	510
Loss on refinancing	—	—	—
Interest (expense), net of interest income(1)	(11,907)	3,119	(8,788)

Income before provision for income taxes	13,225	3,119	16,344
Provision for income taxes(2)	1,013	64	1,077

Net income	12,212	3,055	15,267
Redemption of Series C Preferred Stock and dividends and accretion on preferred stocks	140	—	140

Net income attributable to common shareholders	$12,072	$3,055	$15,127

Earnings per share:
Basic earnings attributable to common shareholders	$0.81		$0.90

Diluted earnings attributable to common shareholders	$0.71		$0.80

Weighted average common shares outstanding(3)	14,913	1,907	16,820

Weighted average common shares outstanding plus potentially dilutive common shares	17,142	1,907	19,049

(1)
The pro forma adjustment of interest expense consists of the elimination of $3.1 million of interest expense related to the $52.5 million reduction in 11 1/4% senior secured notes outstanding.

(2)
The pro forma adjustment of provision for income taxes consists of a combined increase in U.S. federal and state income taxes of $0.1 million.

(3)
Does not include (i) the 93,000 shares in this offering to be sold (under the specified assumptions) for working capital purposes and (ii) 1,559,250 shares which we issued in October 2005 upon the exercise of previously outstanding common stock warrants.

Unaudited Pro Forma Balance Sheet
As of June 30, 2005

        The following unaudited pro forma balance sheet as of June 30, 2005 reflects (i) the sale of 2,000,000 shares of our common stock in this offering at an assumed offering price of $34.22, the last reported sale price on the Nasdaq National Market on October 28, 2005, after deducting underwriting discount and offering expenses payable and (ii) our redemption of $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012. Pro forma adjustments to the cash and cash equivalents, deferred financing fees, other accrued expenses, income taxes payable, long-term obligations, common stock, additional paid-in capital and retained deficit have been made as if the redemption of notes had occurred on June 30, 2005. The balance sheet does not reflect either (i) our issuance during October 2005 of an aggregate of 1,559,250 shares of common stock upon exercise of previously outstanding warrants for an aggregate of $12,474,000, or (ii) our write-off of $2.4 million of deferred financing fees and our incurrence of $1.7 million of new financing fees associated with the proposed amendment and restatement of our existing revolving credit and synthetic letter of credit facilities concurrently with the closing of this offering as described under "Description of Certain Indebtedness" elsewhere in this prospectus. This balance sheet should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and notes thereto elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro Forma Adjustments	Pro Forma
	(Dollars in thousands)
Assets:
Cash and cash equivalents(1)	$50,248	$2,944	$53,192
Accounts receivable, net	122,460	—	122,460
Unbilled accounts receivable	6,894	—	6,894
Deferred costs	3,953	—	3,953
Prepaid expenses	10,473	—	10,473
Supplies inventories	11,143	—	11,143
Income tax receivable	1,444	—	1,444
Properties held for sale	8,633	—	8,633
Property, plant and equipment, net	178,944	—	178,944
Deferred financing fees(2)	8,298	(2,876)	5,422
Goodwill, net	19,032	—	19,032
Permits and other intangibles, net	78,086	—	78,086
Deferred tax asset	664	—	664
Other assets	3,498	—	3,498

Total assets	$503,770	$68	$503,838

Liabilities and Stockholders' Equity:
Uncashed checks	$4,609	$—	$4,609
Accounts payable	66,794	—	66,794
Accrued disposal costs	2,841	—	2,841
Deferred revenue	17,697	—	17,697
Other accrued expenses(3)	42,272	(2,740)	39,532
Income taxes payable	736	—	736
Closure, post-closure and remedial liabilities	175,390	—	175,390
Long-term obligations(4)	148,204	(51,871)	96,333
Capital lease obligations	5,210	—	5,210
Other long-term liabilities	13,057	—	13,057
Accrued pension cost	598	—	598

Total liabilities	477,408	(54,611)	422,797
Stockholders' Equity:
Series B convertible preferred stock	1	—	1
Common stock(5)	154	20	174
Additional paid-in capital(6)	66,008	64,070	130,078
Accumulated other comprehensive income	7,925	—	7,925
Retained deficit(7)	(47,726)	(9,411)	(57,137)

Total stockholders' equity	26,362	54,679	81,041

Total liabilities and stockholders' equity	$503,770	$68	$503,838

(1)
The pro forma adjustment to cash and cash equivalents consists of receipt of cash, net of underwriting discounts and estimated offering costs, of $64.1 million from the issuance of 2,000,000 of common stock, the redemption of the $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012, payment of related prepayment penalties of $5.9 million on the senior secured notes, and payment of $2.7 million of related accrued interest.

(2)
The pro forma adjustment to deferred financing fees relates to our write-off of $2.9 million of deferred financing fees related to the redemption of $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012.

(3)
The pro forma adjustment to other accrued expenses for $2.7 million relates to our payment of accrued interest on the $52.5 million principal amount redeemed of our outstanding 11 1/4% senior secured notes due 2012.

(4)
The pro forma adjustment to long-term debt reflects our redemption of $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012 and our write-off of the $0.6 million of unamortized discount relating to the redeemed senior secured notes.

(5)
The pro forma adjustment to common stock reflects our sale of 2,000,000 shares of our common stock in this offering.

(6)
The pro forma adjustment to additional paid-in capital of $64.1 million reflects our sale of 2,000,000 shares of our common stock in this offering at an assumed public offering price of $34.22, the last reported sale price of our common stock on the Nasdaq National Market on October 28, 2005 and our receipt of the net proceeds from our sale of such common stock after deducting underwriting discounts and estimated offering expenses payable by us.

(7)
The pro forma adjustment to retained deficit of $9.4 million reflects a total of $9.4 million for prepayment penalties, the related write-off of deferred financing fees, and the related write-off of the unamortized issuance discount associated with the redemption of $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be reviewed in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and the notes thereto included elsewhere in this prospectus.

        The selected historical income statement data set forth below for the years ended December 31, 2004, 2003 and 2002 and the selected historical balance sheet data as of December 31, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical income statement data set forth below for the years ended December 31, 2001 and 2000 and the selected historical balance sheet data set forth below as of December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements not included in this prospectus. The selected historical income statement data set forth below for the six months ended June 30, 2005 and 2004 and the selected historical balance sheet data as of June 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected historical balance sheet data as of June 30, 2004 has been derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of operating results for the full year.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2005	2004	2004	2003(1)	2002(1)(2)	2001(1)	2000(1)
	(in thousands except per share amounts)
Income Statement Data:
Revenues	$338,876	$304,388	$643,219	$610,969	$350,133	$251,601	$233,466
Cost of revenues	244,981	223,302	464,838	453,461	252,469	178,348	165,804
Selling, general and administrative expenses	49,669	50,998	104,509	108,430	61,518	43,727	41,610
Accretion of environmental liabilities(3)	5,250	5,207	10,394	11,114	1,199	—	—
Depreciation and amortization	14,354	11,661	24,094	26,482	15,508	11,113	10,656
Restructuring	—	—	—	(124)	750	—	—
Other acquisition costs	—	—	—	—	5,406	—	—

Income from operations	24,622	13,220	39,384	11,606	13,283	18,413	15,396
Other income (expense)(4)	510	(1,104)	(1,345)	(94)	129	—	—
(Loss) on refinancings(5)	—	(7,099)	(7,099)	—	(24,658)	—	—
Interest (expense), net	(11,907)	(10,801)	(22,297)	(23,724)	(13,414)	(10,724)	(9,795)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	13,225	(5,784)	8,643	(12,212)	(24,660)	7,689	5,601
Provision for (benefit from) income taxes(6)	1,013	3,526	6,043	5,322	3,787	2,412	(2,016)

Income (loss) before cumulative effect of change in accounting principle	12,212	(9,310)	2,600	(17,534)	(28,447)	5,277	7,617
Cumulative effect of change in accounting principle	—	—	—	66	—	—	—

Net income (loss)	12,212	(9,310)	2,600	(17,600)	(28,447)	5,277	7,617
Redemption of Series C preferred stock, dividends on Series B and C preferred stocks and accretion on Series C preferred stock(7)	140	11,616	11,798	3,287	1,291	448	448

Net income (loss) attributable to common shareholders	$12,072	$(20,926)	$(9,198)	$(20,887)	$(29,738)	$4,829	$7,169

Basic earnings (loss) per share:
Earnings (loss) before cumulative effect of change in accounting principle	$.81	$(1.49)	$(0.65)	$(1.54)	$(2.44)	$.42	$.65
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—	—	—

Basic earnings (loss) attributable to common shareholders	$.81	$(1.49)	$(0.65)	$(1.54)	$(2.44)	$.42	$.65

Diluted earnings (loss) per share:
Earnings (loss) before cumulative effect of change in accounting principles	$.71	$(1.49)	$(0.65)	$(1.54)	$(2.44)	$.38	$.63
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—	—	—

Diluted earnings (loss) attributable to common shareholders	$.71	$(1.49)	$(0.65)	$(1.54)	$(2.44)	$.38	$.63

Weighted average common shares outstanding	14,913	14,002	14,099	13,553	12,189	11,404	11,085

Weighted average common shares outstanding plus potentially dilutive common shares	17,142	14,002	14,099	13,553	12,189	12,676	11,305

Other Financial Data:
Adjusted EBITDA(8)	$44,226	$31,230	$74,744	$50,744	$36,170	$29,466	$25,982
	At June 30,		At December 31,
	2005	2004	2004	2003	2002(1)(2)	2001(1)	2000(1)
	(in thousands)
Balance Sheet Data:
Working capital	$64,972	$30,820	$50,696	$(19,575)	$23,537	$9,423	$15,578
Goodwill	19,032	19,032	19,032	19,032	19,032	19,032	19,799
Total assets	503,770	471,041	504,702	540,159	559,690	156,958	149,568
Long-term obligations (including current portion)(9)	153,414	153,384	153,129	187,119	174,350	53,224	67,727
Redeemable preferred stock	—	—	—	15,631	13,543	—	—
Stockholders' equity (deficit)	26,362	(3,030)	11,038	7,696	20,420	48,463	40,792

(1)
We restated our financial statements for the years ended December 31, 2003 and 2002, and financial information for the years ended December 31, 2001, 2000 and 1999, in order to correct errors related to estimated self-insured workers' compensation and motor vehicle liability claims. We concluded that our previous methodology for estimating our self-insured workers' compensation and motor vehicle insurance claims resulted in an understatement of our self-insured liabilities because negative trends inherent in these types of liabilities were not considered in calculating the self-insured liability. The new methodology involves using an actuarial-based method versus the specific reserve method previously used. For the years ended December 31, 2003, 2002, 2001 and 2000, the impact of the restatements resulting from correcting our self-insured liabilities on net income (loss) was as follows (in thousands):

	2003	2002	2001	2000
Net income (loss) as previously reported	$(17,345)	$(28,191)	$5,540	$7,118
Restatement adjustment to cost of revenues	(255)	(256)	(263)	499

Net income (loss) as restated	$(17,600)	$(28,447)	$5,277	$7,617

        The adjustments for the years ended December 31, 2003, 2002, 2001 and 2000 did not change the amount of income tax expense previously recorded for those periods. For the years ended December 31, 2003 and 2002, the impact on other accrued expenses resulting from the correction of our self-insured liabilities was as follows (in thousands):

	2003	2002
Other accrued expenses as previously reported	$32,240	$33,863
Restatement adjustment	1,617	1,362

Other accrued expenses as restated	$33,857	$35,225

        At December 31, 2003, 2002, 2001 and 2000, the impact of this restatement on accumulated deficit was as follows (in thousands):

	2003	2002	2001	2000
Accumulated deficit as previously reported	$(60,921)	$(43,576)	$(15,385)	$(20,477)
Restatement adjustment	(1,617)	(1,362)	(1,106)	(843)

Accumulated deficit as restated	$(62,538)	$(44,938)	$(16,491)	$(21,320)

The adjustments had no effect on net cash provided by operating activities.

(2)
Effective as of September 7, 2002, we acquired the assets of the Chemical Services Division of Safety-Kleen Corp. Amounts recorded for the year ended December 31, 2002, for revenues, cost of revenues, selling general and administrative expenses, accretion of environmental liabilities, depreciation and amortization, restructuring, other acquisition costs, other income, loss on refinancings, interest expense, provision for income taxes, working capital, total assets, long-term obligations, redeemable preferred stock and stockholders' equity were either significantly impacted by or resulted from the acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisition" and "—Results of Operations."

(3)
Effective January 1, 2003, we adopted Statement of Financial Accounting Standards ("SFAS") No. 143. Accretion of environmental liabilities for the six months ended June 30, 2005 and 2004, and the years ended December 31, 2004 and 2003, were due primarily to the implementation as of January 1, 2003 of SFAS No. 143 and accretion of the discount for the remedial liabilities assumed as part of the CSD assets acquired. Accretion of environmental liabilities for the year ended December 31, 2002, related to the accretion of the discount for the remedial liabilities assumed in the acquisition of the CSD assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental Liabilities."

(4)
As further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Redemption of Series C Preferred Stock," we had outstanding prior to June 30, 2004, 25,000 shares of Series C Convertible Preferred Stock which consisted of two components, namely, the Host Contract and an Embedded Derivative which reflected the right of the holders of the Series C Preferred Stock to convert into our common stock on the terms set forth in the Series C Preferred Stock. The value of the Embedded Derivative was periodically marked to market which resulted in the inclusion of gains (losses) as a component of other income (expense) of $(1.6) million for the six months ended June 30, 2004, and $(1.6) million, $(0.4) million and $0.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(5)
As further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The 2004 Refinancing" and "—Redemption of Series C Preferred Stock," we repaid on June 30, 2004 our then outstanding debt, redeemed our then outstanding Series C Preferred Stock and settled the Embedded Derivative liability associated with our Series C

  Preferred Stock. For the year ended December 31, 2004, we recorded refinancing expenses, net, of $7.1 million relating to these activities.

(6)
The fiscal year 2002 provision for income taxes included a $1.1 million charge to provide a valuation allowance for all net deferred tax assets. The fiscal years 2001 and 2000 provision for (benefit from) income taxes include benefits of $1.3 million and $2.4 million, respectively, relating to the partial reversal of a valuation allowance for deferred taxes previously recorded.

(7)
As further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The 2004 Refinancing" and "—Redemption of Series C Preferred Stock," we had outstanding prior to June 30, 2004, 25,000 shares of Series C Convertible Preferred Stock. The amount of $11.8 million for the year ended December 31, 2004 includes $9.9 million related to the redemption of the Series C Preferred Stock.

(8)
For all periods presented, "Adjusted EBITDA" consists of net income (loss) plus accretion of environmental liabilities, depreciation and amortization, net interest expense, provision for (benefit from) income taxes, non-recurring severance charges, other non-recurring refinancing-related expenses, change in value of embedded derivative associated with our previously outstanding Series C Preferred Stock (which we redeemed June 30, 2004), and gain (loss) on sale of fixed assets. Such definition of "Adjusted EBITDA" is the same as the definition of "EBITDA" used in our current credit agreement and indenture for covenant compliance purposes. See below for a reconciliation of Adjusted EBITDA to both net income (loss) and net cash provided by operating activities for the specified periods. Our management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or loss or other measurements under GAAP. Because Adjusted EBITDA is not calculated identically by all companies, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

        The following is a reconciliation of net income (loss) to Adjusted EBITDA for the following periods (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003(*)	2002(*)	2001(*)	2000(*)
Net income (loss)	$12,212	$(9,310)	$2,600	$(17,600)	$(28,447)	$5,277	$7,617
Accretion of environmental liabilities	5,250	5,207	10,394	11,114	1,199	—	—
Depreciation and amortization	14,354	11,661	24,094	26,482	15,508	11,113	10,656
Restructuring costs	—	—	—	(124)	750	—	—
Other acquisition costs	—	—	—	—	5,406	—	—
Loss on refinancings	—	7,099	7,099	—	24,658	—	—
Interest expense, net	11,907	10,801	22,297	23,724	13,414	10,724	9,795
Provision for (benefit from) income taxes	1,013	3,526	6,043	5,322	3,787	2,412	(2,016)
Non-recurring severance charges	—	16	25	1,089	—	—	—
Other non-recurring refinancing-related expenses	—	1,126	1,326	—	—	—	—
Change in value of embedded derivative	—	1,590	1,590	379	(129)	—	—
Other income	(564)	—	—	—	—	—	—
Loss (gain) on sale of fixed assets	54	(486)	(724)	292	24	(60)	(70)
Cumulative effect of change in accounting principle	—	—	—	66	—	—	—

Adjusted EBITDA	$44,226	$31,230	$74,744	$50,744	$36,170	$29,466	$25,982

(*)
See footnote (1) above describing the restatement of our financial statements for the years ended December 31, 2003, 2002, 2001 and 2000.

        The following reconciles Adjusted EBITDA to net cash provided by operating activities for the following periods ended (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003(*)	2002(*)	2001(*)	2000(*)
Adjusted EBITDA	$44,226	$31,230	$74,744	$50,744	$36,170	$29,466	$25,982
Interest expense	(11,907)	(10,801)	(22,297)	(23,724)	(13,414)	(10,724)	(9,795)
(Provision for) benefit from income taxes	(1,013)	(3,526)	(6,043)	(5,322)	(3,787)	(2,412)	2,016
Allowance for doubtful accounts	(372)	479	1,232	2,439	842	587	684
Amortization of deferred financing costs	739	1,558	2,294	2,467	899	636	345
Amortization of debt discount	83	—	77	—	388	238	—
Deferred income taxes	—	—	381	(620)	1,676	1,347	(2,400)
(Gain) loss on sale of fixed assets	54	(486)	(724)	292	24	(60)	(70)
Other income	510	—	—	—	—	—	—
Other non-recurring refinancing-related expenses and other	—	(1,142)	(1,351)	—	—	—	—
Stock options expensed	47	—	35	29	166	—	—
Foreign currency loss (gain) on intercompany transactions	(404)	(600)	(88)	996	—	—	—
Changes in assets and liabilities, net of acquisition
Accounts receivable	(1,465)	259	(6,058)	20,265	(9,679)	451	(5,774)
Unbilled accounts receivable	(1,567)	1,159	4,429	4,539	(9,695)	(382)	1,669
Deferred costs	952	(54)	538	(838)	(4,433)	(130)	(14)
Prepaid expenses	2,928	(1,477)	(4,781)	14	(5,277)	(399)	(469)
Accounts payable	(5,399)	(945)	9,249	2,923	12,201	120	374
Closure, post-closure and remedial liabilities	(11,311)	(5,715)	(13,030)	(8,268)	(817)	(115)	(38)
Deferred revenue	(4,273)	699	(1,086)	(2,121)	8,693	1,496	154
Accrued disposal costs	(164)	464	910	(72)	(5,060)	1,285	748
Income taxes payable	(2,970)	2,510	(734)	685	1,214	288	80
Other, net	340	1,418	14,763	(5,571)	(4,462)	2,940	77

Net cash provided by operating activities	$9,034	$15,030	$52,460	$38,857	$5,649	$24,632	$13,569

(*)
See footnote (1) above describing the restatement of our financial statements for the years ended December 31, 2003, 2002, 2001 and 2000.

(9)
Long-term obligations (including current portion) include borrowings under our current and former revolving credit facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements. See the section entitled "Disclosure Regarding Forward-Looking Statements" in this prospectus.

Overview

        We provide a wide range of environmental services and solutions to a diversified customer base in the United States, Puerto Rico, Mexico and Canada. We seek to be recognized by customers as the premier supplier of a broad range of value-added environmental services based upon quality, responsiveness, customer service, information technologies, breadth of product offerings and cost effectiveness.

        Effective September 7, 2002, we purchased from Safety-Kleen Services, Inc. and certain of its domestic subsidiaries substantially all of the assets of the Chemical Services Division (the "CSD") of Safety-Kleen Corp. That acquisition broadened our disposal capabilities, geographic reach and significantly expanded our network of hazardous waste disposal facilities. Following the acquisition, we became one of the largest providers of environmental services and the largest operator of hazardous waste treatment and disposal facilities in North America. We believe that the acquisition of hazardous waste facilities in new geographic areas has allowed and will continue to allow us to expand our service area and has resulted and will continue to result in significant cost savings by allowing us to treat and dispose of hazardous waste internally for which we previously paid third parties and to eliminate redundant selling, general and administrative expenses and inefficient transportation costs.

        We believe that significant synergies can be achieved by further integrating the former CSD operations into our business. Since the effective date of the acquisition, we have reduced and plan to continue to reduce expenses by use of common information management systems to minimize disposal costs outside the integrated network of facilities by sending waste to the disposal facilities that we now own. We also have eliminated and plan to continue to eliminate duplicate costs relating to overlapping operations on a geographic basis. Although much of the integration of operations and reduction of the combined entities' overlapping costs has been completed, this process is still ongoing.

        In addition, as part of the acquisition, we assumed certain environmental liabilities valued in accordance with generally accepted accounting principles in the United States and a plan to settle obligations that was established at the time of the acquisition (and adjusted to reflect information gathered under the plan through the first anniversary of the acquisition relating to the nature and extent of environmental liabilities that existed as of the acquisition date) of approximately $184.5 million. We now anticipate such liabilities will be payable over many years and that cash flows generated from operations will be sufficient to fund the payment of such liabilities when required. However, events not now anticipated (such as future changes in environmental laws and regulations) could require that such payments be made earlier or in greater amounts than now anticipated.

Acquisition

        Effective September 7, 2002, we purchased from Safety-Kleen Services, Inc. (the "Seller") and certain of the Seller's domestic subsidiaries substantially all of the assets of the Chemical Services Division (the "CSD") of Safety-Kleen Corp. ("Safety-Kleen"). The CSD acquisition is included in our results of operations since the acquisition date. The sale included the operating assets of certain of the Seller's subsidiaries in the United States and the stock of five of the Seller's subsidiaries in Canada.

        The assets of the CSD (including the assets of the CSD Canadian Subsidiaries) which we acquired consist primarily of 44 hazardous waste treatment and disposal facilities including, among others, 22 transportation, storage or disposal facilities (six of which have since been closed by us), six wastewater treatment facilities (one of which has since been closed by us), nine commercial landfills and four incineration facilities. Such facilities are located in 30 states, Puerto Rico, six Canadian provinces and Mexico. The most significant of such facilities include landfills in Buttonwillow, California with approximately 10.0 million cubic yards of remaining capacity, in Lambton, Ontario with approximately 8.9 million cubic yards of remaining capacity, which is the largest of the total of three hazardous waste landfills in Canada, and in Waynoka, Oklahoma with approximately 1.5 million cubic yards of remaining capacity; and incinerators in Deer Park, Texas which is the largest hazardous waste incineration facility in the United States, and in Aragonite, Utah. Additional significant facilities are the incinerators in Mercier, Quebec and Lambton, Ontario.

        The primary reasons for the acquisition of the CSD assets were to broaden our disposal capabilities and geographic reach, particularly in the West Coast and Southwest regions of the United States, in Canada and in Mexico, and to significantly expand our network of hazardous waste disposal facilities. In addition, we believed that the acquisition of the CSD's hazardous waste facilities in new geographic areas would allow us to expand our site and industrial services which in turn could increase the utilization and profitability of the facilities. Finally, we believed that the acquisition would result in significant cost savings by allowing us to treat hazardous waste internally, for which we previously paid third parties to dispose of hazardous waste because we lacked the facilities required to dispose of the waste internally.

        In accordance with the Acquisition Agreement between the Seller and us dated February 22, 2002, as amended through September 6, 2002, we purchased the assets of the CSD for $26.6 million in net cash, and incurred direct costs related to the transaction of $9.7 million for a total purchase price of $36.3 million. In addition, we assumed with the transaction certain environmental liabilities valued at $184.5 million.

        We have allocated the total purchase price for the CSD assets based upon the estimated fair value of each asset acquired and each liability assumed. The following table shows the final allocation of the purchase price and direct costs incurred among the assets acquired, liabilities assumed, and liabilities accrued relating to the CSD assets acquired (in thousands):

Acquired Assets and Liabilities as Revised December 31, 2003
Current assets	$101,604
Property, plant and equipment	100,804
Intangible assets	72,659
Deferred taxes	5,670
Other assets	1,888
Current closure, post-closure and remedial liabilities	(9,076)
Other current liabilities	(54,749)
Closure, post-closure and remedial liabilities, long-term	(175,473)
Other long-term liabilities	(7,000)

Cost of CSD assets acquired	$36,327

Cash purchase price	$26,580
Estimated transaction costs	9,747

Cost of CSD assets acquired	$36,327

        We had the fixed and intangible assets appraised in order to determine the fair values of the property, plant, equipment and intangible assets, which were acquired as part of the assets of the CSD. Intangible assets recorded at $72.6 million consist of $68.2 million of permits and $4.4 million of customer profile databases. The valuation for intangible assets was based on discounted cash flows from operations of the acquired facilities to which those permits and customer profile databases relate. We concluded that the intangible assets acquired have finite lives and will amortize these assets over their estimated useful lives. As the fair value of the assets acquired from the CSD is higher than the purchase price paid, we reduced the recorded value of the fixed assets and intangible assets as of the acquisition date by $302.5 million in order to record the assets at cost as required by generally accepted accounting principles in the United States after adjusting for changes in estimates. We allocated $12.7 million of the purchase price to properties held for sale as discussed in Note 6 to our audited consolidated financial statements for the three years ended December 31, 2004 included elsewhere in this prospectus.

        In connection with the acquisition of the CSD assets, we recorded integration liabilities of $11.9 million (after giving effect to subsequent net changes in estimates) which consisted primarily of lease costs, severance, environmental closure and other exit costs to close duplicative facilities and functions. Groups of employees severed and to be severed consist primarily of duplicative selling, general and administrative personnel and personnel at offices which were closed. The following table summarizes the purchase accounting liabilities recorded in connection with the acquisition of the CSD assets (dollars in thousands):

	Severance		Facilities
	Number of Employees	Liability	Number of Facilities	Liability	Other Liability	Total Liability
Original reserve established	461	$9,076	12	$3,604	$528	$13,208
Net change in estimate	—	—	—	(59)	(206)	(265)
Utilized through December 31, 2002	(238)	(4,300)	(2)	(15)	(92)	(4,407)

Balance December 31, 2002	223	4,776	10	3,530	230	8,536
Net change in estimate	93	(228)	(1)	(205)	77	(356)
Interest accretion	—	—	—	416	—	416
Utilized year ended December 31, 2003	(264)	(3,872)	—	(810)	(307)	(4,989)

Balance December 31, 2003	52	676	9	2,931	—	3,607
Net change in estimate	(41)	(246)	—	(423)	—	(669)
Interest accretion	—	—	—	221	—	221
Utilized year ended December 31, 2004	(6)	(402)	(1)	(1,021)	—	(1,423)

Balance December 31, 2004	5	$28	8	$1,708	$—	$1,736

        The balance of purchase accounting liabilities at December 31, 2004 of $1.7 million consists almost entirely of long-term closure, post-closure and remedial liabilities.

Critical Accounting Policies and Estimates

        The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent liabilities. The following are the areas that we believe require the greatest amount of judgments or estimates in the preparation of the financial statements: revenue allowance, deferred revenue, allowance for doubtful accounts, accounting for landfills, testing assets for impairment, environmental liabilities, insurance expense, legal matters, and provision for income taxes. Our management discusses each of these critical accounting estimates with the Audit Committee of our Board of Directors prior to each release of our annual financial statements.

        Revenue Allowance.    We respond to emergencies that pose an immediate threat to public health or the environment and must take action in the field as events unfold. Historically, once the emergency is contained, customers may withhold payment and attempt to renegotiate amounts invoiced. Credits issued in subsequent periods can differ materially from the revenue allowance provided. We establish a revenue allowance to cover the estimated amounts of revenue that may need to be credited to customers' accounts in future periods. The allowance is established based on experience and, when available, based on specific information relating to jobs performed.

        Deferred Revenue.    In accordance with customary practice in the environmental services industry, we normally submit a bill for services shortly after waste is collected from a customer location and prior to completion of the waste disposal process. We recognize revenue for waste disposal services only when the waste is placed into a landfill, incinerated, treated in a wastewater treatment facility or shipped to a third party for disposal. The amount of deferred revenue stated on our balance sheet as of June 30, 2005 was $17.7 million. Because a large quantity of waste is on hand and in transit at the end of any month, waste from various sources is mixed subsequent to receipt, waste is received in various size containers, and the amount of waste per container can vary significantly, the calculation of deferred revenue requires the use of significant estimates such as of the average revenue charged for a type of waste and of the average waste volume contained within various size containers.

        Allowance for Doubtful Accounts.    We establish an allowance for doubtful accounts to cover accounts receivable that may not be collectible. In establishing the allowance for doubtful accounts, we analyze the collectibility of accounts that are large or past due. In addition, we consider historical bad debts and current economic trends in evaluating the allowance for doubtful accounts. Accounts receivable written off in subsequent periods can differ materially from the allowance for doubtful accounts provided.

        Accounting for Landfills.    We utilize the life cycle method of accounting for landfill costs and the units of consumption method to amortize landfill construction and asset retirement costs and record closure and post-closure obligations over the estimated remaining useful life of a landfill. Under this method, we include future estimated construction and asset retirement costs, as well as costs incurred to date, in the amortization base. Additionally, we include probable expansion airspace that has yet to be permitted costs in the calculation of the total remaining useful life of the landfill. This accounting method requires us to make estimates and assumptions, as described below. Any changes in our estimates will impact our income from operations prospectively from the date the changes are made.

        Landfill Assets—We assess the total cost to develop each landfill site to its capacity based on highly probable airspace. This includes certain projected landfill costs that are uncertain because they are dependent on future events. The total cost to develop a site to its final capacity includes amounts previously expended and capitalized, net of accumulated airspace amortization, and projections of future purchase and development costs and construction costs.

        Closure and Post-Closure Costs—The costs for closure and post-closure obligations at landfills we own or operate are estimated based on our interpretations of current requirements and proposed or anticipated regulatory changes. The estimates for landfill cell closure, final closure and post-closure costs also consider when the costs would actually be paid and factor in inflation and discount rates. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption uncertain.

        Available Airspace—Our engineers and accountants determine the useful life of our landfills by estimating the available airspace. This is done by using surveys and other methods to calculate, based on height restrictions and other factors, how much airspace is left to fill and how much waste can be disposed of at a landfill before it has reached its final capacity.

        Expansion Airspace—We apply a comprehensive set of criteria for evaluating the probability of obtaining a permit for future expansion airspace at existing sites, which provides management a sufficient basis to evaluate the likelihood of success of unpermitted expansions. These criteria are as follows:

  •
  Personnel are actively working to obtain the permit or permit modifications (land use, state and federal) necessary for expansion of an existing landfill, and progress is being made on the project.

  •
  We expect to submit the application within the next year and expect to receive all necessary approvals to accept waste within the next five years.

  •
  At the time the expansion is included in our estimate of the landfill's useful economic life, it is probable that the required approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located.

  •
  The owner of the landfill or we have a legal right to use or obtain land associated with the expansion plan.

  •
  There are no significant known political, technical, legal, or business restrictions or issues that could impair the success of such expansion.

  •
  A financial feasibility analysis has been completed and the results demonstrate that the expansion has a positive financial and operational impact such that management is committed to pursuing the expansion.

  •
  Additional airspace and related additional costs, including permitting, final closure and post-closure costs, have been estimated based on the conceptual design of the proposed expansion.

        These criteria are initially evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. However, our policy provides that, based on the facts and circumstances of a specific landfill, inclusion of unpermitted airspace may still be allowed even if these criteria are not met. In these circumstances, inclusion must be approved through a landfill-specific process that includes approval of our Chief Financial Officer and a review by the Audit Committee of our Board of Directors. When we include the expansion airspace in our calculations of available airspace, we also include the projected costs for final capping, and closure and post-closure of the expansion in the amortization basis of the landfill.

        It is possible that any of our estimates or assumptions could ultimately turn out to be significantly different from actual results. In some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results or our belief that we will receive an expansion permit changes adversely in a significant manner, the costs of the landfill, including the costs incurred in the pursuit of the expansion, may be subject to impairment testing, as described below, and lower prospective profitability may be experienced due to increased interest accretion and depreciation or asset impairments related to the removal of previously included expansion airspace.

        Testing Assets for Impairment.    Testing assets for impairment requires projecting current earnings and cash flows into future periods based on expected trends. In addition, testing assets for impairment requires that judgments be made regarding reporting units and asset groupings. Starting in 2002, goodwill was tested for impairment based on estimated future discounted cash flows. Other assets are tested for impairment based on estimated undiscounted cash flows. Estimating future cash flows requires making projections that can differ materially from actual results.

        Environmental Liabilities.    As more fully discussed under "Business—Environmental Regulation" elsewhere in this prospectus, our waste management facilities are continuously regulated by federal, state, provincial and local laws enacted to regulate discharge of materials into the environment or otherwise protect the environment. In addition, in connection with our acquisition of the assets of the CSD in September 2002, we agreed to assume certain environmental liabilities of the CSD as part of the purchase price for the CSD assets. As of June 30, 2005, we had recorded discounted remedial liabilities of $148.7 million. We also estimate that it is "reasonably possible" as that term is defined in SFAS No. 5 ("more than remote but less than likely"), that the amount of such remedial liabilities could be up to $22.0 million greater than such $148.7 million.

        Remedial liabilities are inherently difficult to estimate. Estimating remedial liabilities requires that the existing environmental contamination be understood. There is a risk that the actual quantities of contaminates differ from the results of the site investigation, and there is a risk that contaminants exist that have not been identified by the site investigation. In addition, the amount of remedial liabilities recorded is dependent on the remedial method selected. There is a risk that funds will be expended on a remedial solution that is not successful, which could result in the additional incremental costs of an alternative solution. Such estimates, which are subject to change, are subsequently revised if and when additional information becomes available.

        In addition, we must estimate the timing of payments for environmental liabilities years into the future. Because most of our environmental liabilities are discounted to reflect the respective dates on which we expect to make environmental expenditures, significant acceleration in the timing of payments could result in material charges to earnings. Net reductions in our estimates of environmental liabilities resulted in increases to our reported results of operations of $3.3 million, $0.3 million, and $7.6 million for the years ended December 31, 2004, and 2003, and the six months ended June 30, 2005, respectively.

        Insurance Expense.    It is our policy to retain a significant portion of certain expected losses related primarily to workers' compensation, health insurance, comprehensive general and vehicle liability. Accruals are established for incurred losses based on information that is known at the time. Recording health insurance expense requires that estimates be made of the cost of health benefits to be provided in future periods. Actual expenditures required in future periods can differ materially from accruals established based on estimates. As described under "Selected Historical Consolidated Financial Data," we restated our financial statements for the years ended December 31, 2003 and 2002, and financial information for the years ended December 31, 2001, 2000 and 1999, in order to correct errors relating to the methodology we had established for estimating our workers' compensation and motor vehicle liability claims. The effect of the restatement was to increase cost of revenues by $0.3 million for each of the years ended December 31, 2003 and 2002.

        Legal Matters.    As described in "Legal Proceedings" elsewhere in this prospectus, we are subject to legal proceedings which relate to the acquisition of the CSD assets or which have arisen in the ordinary course of business. Accruals are established for legal matters when, in our opinion, it is probable that a liability exists and the liability can be reasonably estimated. As of June 30, 2005, we had reserves of $34.1 million (substantially all of which we had established as part of the purchase price for the CSD assets) relating to our potential liabilities in connection with such legal proceedings which were then pending or anticipated. We also estimate that it is "reasonably possible" as that term is defined in SFAS No. 5 (more than remote but less than likely), that the amount of such total liabilities could be up to $3.0 million greater than such $34.1 million. Because all of our reasonably possible additional losses relating to legal proceedings liabilities relate to remedial liabilities, the reasonably possible additional losses for legal liabilities are reflected in the tables of reasonably possible additional losses under the heading "Environmental Liabilities" below. Estimates of the cost to settle disputes are adjusted as facts emerge. Actual expenses incurred in future periods can differ materially from accruals established. Substantially all of our legal proceedings liabilities are environmental liabilities and, as such, are included in the tables of changes to remedial liabilities disclosed as part of this Management's Discussion and Analysis of Financial Condition and Results of Operations below.

        Provision for Income Taxes.    We are required to estimate the provision for income taxes, including the current tax expense together with assessing temporary differences resulting from differing treatments of assets and liabilities for tax and financial accounting purposes. These differences together with net operating loss carryforwards and tax credits are recorded as deferred tax assets or liabilities on the balance sheet. An assessment must then be made of the likelihood that the deferred tax assets will be recovered from future taxable income. To the extent that we determine that it is more likely than not that the deferred asset will not be utilized, a valuation allowance is established. Taxable income in future periods significantly above or below that now projected will cause adjustments to the valuation allowance that could materially decrease or increase future income tax expense.

        We attempt to make realistic estimates in providing allowances for assets and recording liabilities. Because estimates are made in good faith, our experience has been that overestimates in one area are often offset by underestimates in other areas. We believe that in the future it is probable that an unexpected event (such as the sudden bankruptcy of a significant customer or supplier that was previously believed to be a large and stable company) could materially affect our results of operations of a future period; however, due to our risk management programs, we believe that such an event would not be material to our financial condition.

Results of Operations

        Our operations are managed as two segments: Technical Services and Site Services.

        Technical Services include treatment and disposal of industrial wastes via incineration, landfill or wastewater treatment; collection and transporting of all containerized and bulk waste; categorization, specialized repackaging, treatment and disposal of laboratory chemicals and household hazardous wastes, which are referred to as CleanPack® services; and the Apollo Onsite Services, which customize environmental programs at customer sites. This is accomplished through a network of service centers where a fleet of trucks, rail or other transport is dispatched to pick up customers' waste either on a pre-determined schedule or on demand, and then to deliver waste to a permitted facility. From the service centers, chemists can also be dispatched to a customer location for the collection of chemical waste for disposal.

        Site Services provide highly skilled experts utilizing specialty equipment and resources to perform services, such as industrial maintenance, surface remediation, groundwater restoration, site and facility decontamination, emergency response, site remediation, PCB disposal and oil disposal at the customer's site or another location. These services are dispatched on a scheduled or emergency basis. We also offer outsourcing services for customer environmental management programs and provide analytical testing services, information management and personnel training services.

        The operations not managed through our two operating segments are presented herein as "Corporate Items." Corporate item revenues consist of two different operations where the revenues are insignificant and represents approximately one-tenth of one percent of our total revenues. Corporate item cost of revenues represents certain central services that are not allocated to the segments for internal reporting purposes. Corporate item selling, general and administrative expenses include typical corporate items such as legal, accounting and other items of a general corporate nature that are not allocated to our two segments.

        The following table sets forth for the periods indicated certain operating data associated with our results of operations. This table and subsequent discussions should be read in conjunction with

"Selected Historical Consolidated Financial Data" and our financial statements included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
				(Restated) 2003	(Restated) 2002	(Restated) 2001	(Restated) 2000
	2005	2004	2004
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Disposal costs to third parties	4.3	3.9	4.0	4.8	7.0	9.2	10.9
Other cost of revenues	68.0	69.5	68.3	69.4	65.1	61.7	60.1

Total cost of revenues	72.3	73.4	72.3	74.2	72.1	70.9	71.0
Selling, general and administrative expenses	14.7	16.8	16.2	17.8	17.7	17.4	17.8
Accretion of environmental liabilities	1.5	1.7	1.6	1.8	0.3	—	—
Depreciation and amortization	4.2	3.8	3.8	4.3	4.4	4.4	4.6
Restructuring	—	—	—	—	0.2	—	—
Other acquisition costs	—	—	—	—	1.5	—	—

Income from operations	7.3	4.3	6.1	1.9	3.8	7.3	6.6
Other income (expense)	0.1	(0.4)	(0.2)	—	—	—	—
(Loss) on refinancings	—	(2.3)	(1.1)	—	(7.0)	—	—
Interest expense, net	(3.5)	(3.5)	(3.5)	(3.9)	(3.8)	(4.2)	(4.2)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	3.9	(1.9)	1.3	(2.0)	(7.0)	3.1	2.4
Provision for (benefit from) income taxes	0.3	1.2	0.9	0.9	1.1	1.0	(0.9)

Income (loss) before cumulative effect of change in accounting principle	3.6	(3.1)	0.4	(2.9)	(8.1)	2.1	3.3

Cumulative effect of change in accounting principle	—	—	—	—	—	—	—

Net income (loss)	3.6%	(3.1)%	0.4%	(2.9)%	(8.1)%	2.1%	3.3%

  Segment data

        Performance of our segments is evaluated on several factors of which the primary financial measure is Adjusted EBITDA. The following table sets forth certain operating data associated with our results of operations and summarizes Adjusted EBITDA contribution by operating segment for the six months ended June 30, 2005 and 2004 and each of the three years ended December 31, 2004. See footnote (8) to the "Selected Historical Consolidated Financial Data" elsewhere in this prospectus for a description of the calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss) and net cash provided by operating activities. We consider the Adjusted EBITDA contribution from each operating segment to include revenue attributable to each segment less operating expenses, which include cost of revenues and selling, general and administrative expenses. Revenue attributable to each segment is generally external or direct revenue from third party customers. Certain income or expenses of a non-recurring or unusual nature are not included in the operating segment Adjusted EBITDA contribution. This table and subsequent discussions should be read in conjunction with "Selected Historical Consolidated Financial Data" and the financial statements included elsewhere in this prospectus, in particular Note 23, "Segment Reporting" to our audited financial statements for the three years ended December 31, 2004 and Note 16, "Segment Reporting" to our unaudited financial statements for the six months ended June 30, 2005.

	Six Months Ended June 30,		Years ended December 31,
				(Restated) 2003(1)	(Restated) 2002(1)
	2005	2004	2004
	(in thousands)
Revenue:
Technical Services	$224,807	$215,678	$444,617	$422,777	$220,085
Site Services	113,591	88,502	198,609	187,742	128,873
Corporate Items	478	208	(7)	450	1,175

Total	338,876	304,388	643,219	610,969	350,133

Cost of Revenues:
Technical Services	154,086	146,399	297,926	290,882	144,730
Site Services	88,804	72,164	159,042	148,196	101,773
Corporate Items	2,091	4,739	7,870	14,383	5,966

Total	244,981	223,302	464,838	453,461	252,469

Selling, General & Administrative Expenses:
Technical Services	24,654	23,045	48,748	48,585	26,627
Site Services	10,744	8,604	18,449	16,999	11,734
Corporate Items	14,271	18,207	36,440	41,472	23,157

Total	49,669	49,856	103,637	107,056	61,518

Adjusted EBITDA:
Technical Services	46,067	46,234	97,943	83,310	48,728
Site Services	14,043	7,734	21,118	22,547	15,366
Corporate Items	(15,884)	(22,738)	(44,317)	(55,113)	(27,924)

Total(2)	$44,226	$31,230	$74,744	$50,744	$36,170

(1)
Certain reclassifications have been made to conform to the current period presentation.

(2)
See footnote (8) to the "Selected Historical Consolidated Financial Data" for a discussion of Adjusted EBITDA.

Six Months ended June 30, 2005 versus the Six Months ended June 30, 2004

  Revenues

        Total revenues for the six months ended June 30, 2005 increased $34.5 million to $338.9 million from $304.4 million for the comparable period in 2004. Technical Services revenues for the six months ended June 30, 2005 increased $9.1 million to $224.8 million from $215.7 million for the comparable period in 2004. The primary increases in Technical Services revenues consisted of a favorable price variance of waste processed through our facilities of $8.3 million, $3.9 million due to a strengthening in the Canadian dollar, a $4.6 million increase in CleanPack® and transportation base revenues, and a $0.9 million increase in the recycling and reclamation revenues. Partially offsetting these increases was a decrease in revenues of $10.4 million due to an unfavorable volume variance of waste processed through our facilities. The favorable price variance and the unfavorable volume variance of waste processed through our facilities were both due to lower levels of project revenues that tend to have lower gross margins for the six months ended June 30, 2005 as compared to the same period of the prior year. Site Services revenues for the six months ended June 30, 2005 increased $25.1 million to $113.6 million from $88.5 million for the comparable period in 2004. Site Services performed two large emergency response jobs during the six months ended June 30, 2005, which accounted for 11.3% of its revenues for that period. There was no comparable job performed in the six months ended June 30, 2004. Excluding these two large jobs, revenue increased $12.3 million, or 13.8%, for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 as a result of growth initiatives in Canada and the Western United States and an improving economy. Corporate revenues for the period increased $0.3 million from $0.2 million to $0.5 million.

  Cost of Revenues

        Total cost of revenues for the six months ended June 30, 2005 increased $21.7 million to $245.0 million compared to $223.3 million for the comparable period in 2004. Technical Services cost of revenue increased $7.7 million to $154.1 million from $146.4 million for the comparable period in 2004. Cost of Revenues for the Technical Services increased by approximately $1.8 million due to the strengthening of the Canadian dollar, costs associated with increased revenues including $1.9 million increase in employee labor costs, $1.5 million increase in materials and supplies costs, $0.7 million in outside disposal and $2.6 million in increased fuel, utility and other processing costs. These increases were partially offset by reduced outside transportation costs of approximately $1.3 million. Site Services cost of revenue increased $16.6 million to $88.8 million from $72.2 million for the comparable period in 2004. The increase in cost of revenues for Site Services was attributable to costs related to two major emergency responses in comparison to the same period in 2004 and the opening of additional service locations. As a percentage of revenues, combined cost of revenues in 2005 decreased 1.1% to 72.3% from 73.4% for the comparable period in 2004. This improvement resulted primarily due to our internalization of transportation initiatives, offset by increased outside disposal costs in Site Services. Corporate Items cost of revenue for the six months ended June 30, 2005 decreased $2.6 million to $2.1 million from $4.7 million for the comparable period in 2004. The decrease in Corporate Items cost of revenues was primarily due to changes in estimates of environmental liabilities which resulted in a benefit of $1.9 million recorded in the first quarter of 2005, reduced insurance claims as well as system enhancements that now result in substantially all waste fees being billed to our customers.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses for the six months ended June 30, 2005 decreased $0.2 million to $49.7 million from $49.9 million for the comparable period in 2004. Technical Services selling, general and administrative costs increased $1.7 million to $24.7 million from $23.0 million for the comparable period in 2004 primarily due to a $0.6 million increase in salary and employee benefit costs, a $0.6 million increase in contract and temporary labor, $0.2 million increase in sales commissions, $0.3 million change in estimate of environmental liabilities. Site Services selling, general and administrative expenses for the six months ended June 30, 2005 increased $2.1 million to $10.7 million from $8.6 million for the comparable period in 2004. The increases were related to increased headcount in new locations, increased incentive compensation due to emergency response projects, and increased sales related expenses. Corporate Items selling, general and administrative expenses for the six months ended June 30, 2005 decreased $3.9 million to $14.3 million from $18.2 million for the comparable period in 2004 due to changes in estimates of environmental liabilities of $4.2 million, lower bonus accruals of $1.4 million offset by an increase in professional fees of $1.7 million. The overall benefit to selling, general and administrative expenses related to changes in estimates of environmental liabilities was $5.3 million for the six months ended June 30, 2005 and $0.8 million for the comparable period in 2004.

  Adjusted EBITDA Contribution

        The combined Adjusted EBITDA contribution by segments for the six months ended June 30, 2005 increased $13.0 million to $44.2 million from $31.2 million for the comparable period in 2004. The contribution of Technical Services decreased $0.2 million. Site Services contribution improved $6.3 million and Corporate Items cost increased $6.9 million. The combined Adjusted EBITDA contribution is comprised of revenues of $338.9 million and $304.4 million, net of cost of revenues of $245.0 million and $223.3 million and selling, general and administrative expenses of $49.7 million and $49.9 million for the six-month periods ended June 30, 2005 and 2004, respectively.

  Accretion of Environmental Liabilities

        Accretion of environmental liabilities for the six-month periods ended June 30, 2005 and 2004 was similar at $5.2 million and $5.2 million, respectively.

  Depreciation and Amortization

        Depreciation and amortization expense for the six months ended June 30, 2005 increased $2.7 million to $14.4 million from $11.7 million for the comparable period in 2004. The increase was primarily due to additions to fixed assets related to purchase accounting adjustments in late 2004, additions incurred in 2004 at our Deer Park incineration facility in order to comply with the Interim Standards of the Hazardous Waste Combustor Maximum Achievable Control Technology (the "HWC MACT") rule and an increase in amortization related to cell construction at our landfill sites.

  Other Income (Expense)

        For the six-months ended June 30, 2005, other income of $0.5 million consisted almost entirely of a gain relating to the settlement of an insurance claim.

        As more fully described below under "Redemption of Series C Preferred Stock," we issued 25,000 shares of Series C Convertible Preferred Stock ("Series C Preferred Stock") for $25.0 million in September 2002. The Series C Preferred Stock was recorded on our financial statements as though it consisted of two components, namely (i) non-convertible redeemable preferred stock with a 6.0% annual dividend, and (ii) an embedded derivative (the "Embedded Derivative") which reflected the right of the holders of the Series C Preferred Stock to convert the Series C Preferred Stock into our common stock. On June 30, 2004, we redeemed the Series C Preferred Stock and settled the Embedded Derivative liability. Just prior to the settlement, we valued the Embedded Derivative using the Black-Scholes option-pricing model. The Black-Scholes model determines the value of an option primarily by considering the strike price of the option, the market value of the stock and the volatility of the stock price. The strike price of the Embedded Derivative was $8.00. For the six month period ended June 30, 2004, we recorded other expense related to the Embedded Derivative of $1.6 million primarily because of the market price increase of our common stock that occurred during that period.

  Loss on Refinancing

        As described under "Use of Proceeds" and "Capitalization" elsewhere in this prospectus, we plan during the fourth quarter of 2005 to (i) sell 2,000,000 shares of our common stock, (ii) redeem $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012 and pay prepayment penalties of $5.9 million and accrued interest of approximately $2.7 million in connection with such redemption, (iii) write-off $0.6 million of unamortized discount relating to the redeemed senior secured notes, (iv) write-off $1.8 million of deferred financing fees relating to the redeemed senior secured notes, and (v) write-off an aggregate of $2.4 million of deferred financing fees, and incur $1.7 million of new financing fees, associated with the amendment and restatement of our existing revolving credit and synthetic letter of credit facilities concurrently with the sale of the common stock as described under "Description of Certain Indebtedness" elsewhere in this prospectus. We therefore expect to record a net loss on refinancing of approximately $10.7 million in the fourth quarter of 2005.

        As further discussed below under "The 2004 Refinancing," we previously had outstanding a $100.0 million three-year revolving credit facility (the "Revolving Credit Facility"), $115.0 million of three-year non-amortizing term loans (the "Senior Loans"), $40.0 million of five-year non-amortizing subordinated loans (the "Subordinated Loans"), Series C Convertible Preferred Stock, $0.01 par value (the "Series C Preferred Stock") and the related embedded derivative (the "Embedded Derivative") which reflected the right of the holders of the Series C Preferred Stock to convert into our common stock on the terms set forth in the Series C Preferred Stock. On June 30, 2004, we repaid the Revolving Credit Facility, the Senior Loans and the Subordinated Loans, redeemed the Series C Convertible Preferred Stock and settled the related Embedded Derivative liability. We recorded a loss on refinancing of $7.1 million during the three-month period ended June 30, 2004. Such loss consisted of the write-off of deferred financing costs of $5.3 million, prepayment penalties of $3.1 million and other expenses of $0.3 million. These expenses were partially offset by the gain on the settlement of the Embedded Derivative of $1.6 million.

  Interest (Expense), Net

        Interest expense, net of interest income, for the six months ended June 30, 2005 increased $1.1 million to $11.9 million from $10.8 million for the comparable period in 2004. The increase was primarily due to $1.3 million of interest that was capitalized, effectively reducing net interest expense in 2004, relating to a capital project to comply with air emission standards at our Deer Park incineration facility, which was partially offset by a $0.2 million decrease in the risk management letter of credit fees for the six months ended June 30, 2005, as compared to the same period in 2004.

        As described under "Use of Proceeds" and "Description of Certain Indebtedness" elsewhere in this prospectus, we plan during the fourth quarter of 2005 to (i) redeem $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012 and pay prepayment penalties and accrued interest of approximately $8.6 million in connection with such redemption through the net proceeds from the sale of 2,000,000 shares of our common stock and a portion of the $12.5 million which we received in October 2005 from the exercise of warrants for 1,559,250 shares of our common stock, and (ii) amend and restate our existing revolving credit and synthetic letter of credit facilities. If we successfully complete these proposed transactions on the terms there described, we estimate that our aggregate interest expense for 2006 will be approximately $14.1 million.

  Income Taxes

        Income tax expense for the six months ended June 30, 2005 decreased $2.5 million to $1.0 million from $3.5 million for the comparable period in 2004. Income tax expense for the six months ended June 30, 2005 consisted primarily of Canadian taxes of $0.8 million, federal alternative minimum tax of $0.1 million, and state income tax expense of approximately $0.1 million. Income tax expense for the six months ended June 30, 2004 consisted primarily of Canadian taxes of $3.4 million, state income tax expense of approximately $0.2 million, partially offset by a federal tax benefit of $0.1 million related to the 2000 alternative minimum tax carryback refund. The decrease in Canadian tax expense was the result of a decrease in net income of our Canadian operations, which is primarily attributable to increased interest expense of our Canadian operations. We had approximately $45.2 million of net operating loss carryforwards at December 31, 2004. During the six month period ended June 30, 2005, there were no significant changes to the year end net operating loss carryforward, primarily due to book income being offset by tax deductions for non-qualified stock options and other timing differences.

  Redemption of Series C Redeemable Preferred Stock and Dividends and Accretion on Preferred Stock

        As more fully described below under "Redemption of Series C Preferred Stock," we redeemed 25,000 shares of Series C Preferred Stock on June 30, 2004. For the six-month period ended June 30, 2005, redemption of Series C Redeemable Preferred Stock and dividends and accretion on preferred stocks consisted of dividends on our Series B Convertible Preferred Stock of $140 thousand.

        For the six-month period ended June 30, 2004, redemption of Series C Redeemable Preferred Stock and dividends and accretion on preferred stocks consisted of the following: redemption of the Series C Redeemable Preferred Stock of $9.9 million, dividends on preferred stocks of $1.0 million, and amortization of preferred stock discount and issuance costs of $0.7 million.

Year ended December 31, 2004 versus Year ended December 31, 2003

  Revenues

        Total revenues for 2004 increased $32.2 million or 5.3% to $643.2 million for 2004 from $611.0 million for 2003. Technical Services revenues for 2004 increased $21.8 million or 5.2% to $444.6 million for 2004 from $422.8 million for 2003. Waste volume variances added $36.4 million in revenue comparing from 2003 to 2004. Of this amount, $31.0 million is attributed to Technical Services customers and $5.4 million relates to Site Services customers. 2004 pricing variance decreased $24.2 million from 2003 to 2004. $20.7 million relates to Technical Services accounts and $3.6 million relates to Site Services accounts. Additionally, the increases in Technical Services revenues resulted from improved CleanPack volumes of $3.4 million and increased transportation revenues of $3.4 million. Site Services revenues for 2004 increased $10.9 million or 5.8% to $198.6 million for 2004 from $187.7 million for 2003. We performed a large emergency response job in the year ended December 31, 2003, which accounted for 11.0% of Site Services revenues for that period. In the year ended December 31, 2004, several large emergency response jobs accounted for 5.5% of revenue. Excluding these large jobs, revenue increased $20.6 million, or 12.4%, for the year ended December 31, 2004 compared to the year ended December 31, 2003 as a result of growth initiatives in Gulf and Western United States, increased volumes of large industrial services projects, significant improvements in oil and PCB recycling divisions related to commodity sales and an improving economy. Changes in foreign exchange rates positively impacted consolidated sales by approximately $5.9 million.

        There are many factors which have impacted, and continue to impact, our revenues. These factors include: economic conditions; integration of operations of the former CSD; competitive industry pricing; continued efforts by generators of hazardous waste to reduce the amount of hazardous waste they produce; significant consolidation among treatment and disposal companies; industry-wide overcapacity; and direct shipment by generators of waste to the ultimate treatment or disposal location. We believe that inflation did not have any significant effect on revenues during the three years ended December 31, 2004.

  Cost of Revenues

        Total cost of revenues for 2004 increased $11.3 million or 2.5% to $464.8 million compared to $453.5 million for 2003. Technical Services costs of revenues increased $7.0 million or 2.4% to $297.9 million from $290.9 million in 2003. Site Services cost of revenue increased $10.8 million or 7.3% to $159.0 million from $148.2 million in 2003. Corporate Items cost of revenues decreased $6.5 million to $7.9 million from $14.4 million in 2003. Technical Services cost of revenue as a percent of revenue decreased 1.8% from 68.8% in 2003 to 67.0% in 2004. Increased costs associated with increased revenues for Technical Services includes processing costs of $3.7 million and subcontracted services of $1.2 million. Other significant cost variances include reduction in equipment rentals of $0.9 million, outside disposal costs reduced by $2.9 million and increase in equipment repairs of $3.0 million. Foreign exchange translation related to cost of revenues totaled $2.7 million. Site Services cost of revenue as a percent of revenue increased 1.2% to 80.1% in 2004 from 78.9% in 2003. This increase was attributable to increased non-event revenue of $4.1 million, startup costs of new Site Services locations and margin erosion due to increased competitive factors. The decrease in cost of revenue for Corporate Items was due to reduced costs at our discontinued waste handling facilities. As a percentage of revenues, combined cost of revenues in 2004 decreased 1.9% to 72.3% from 74.2% in 2003.

        We believe that our ability to manage operating costs is important in our ability to remain price competitive. We continue upgrade the quality and efficiency of our waste treatment services through the development of new technology, continued modifications and upgrades at our facilities, and implementation of strategic sourcing initiatives. We plan to continue to focus on achieving cost savings relating to purchased goods and services through the strategic sourcing initiative. No assurance can be given that our efforts to manage future operating expenses will be successful.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses in 2004 decreased $3.9 million to $104.5 million from $108.4 million for 2003. Technical Services selling, general and administrative expenses increased $0.1 million to $48.7 million from $48.6 million for 2003. Site Services selling, general and administrative expenses increased by $1.4 million to $18.4 million from $17.0 million in 2003. Increases for Site Services were related to allocations from sales and administrative support. Corporate Items selling, general and administrative expenses for 2004 decreased $5.1 million to $36.4 million from $41.5 million in 2003. The decrease was due to reduced currency exchange expense of $1.8 million, decreases in headcount resulting in savings of $3.9 million, decreased professional fees of $2.8 million, a decrease in the expense for doubtful accounts of $1.3 million due to the fact that 2003 included an increase in the reserve of approximately $1.6 million, a $3.0 million reduction in employee benefits due to lower headcount and benefit plan changes as well as overall improved controls over expenses. These expense reductions were offset by higher bonus accruals (an increase of $7.6 million mainly for sales and management incentive bonuses) and expenses associated with the refinancing of our capital structure in June 2004 as well as $1.4 million in expenses related to Sarbanes-Oxley Section 404 compliance.

  Accretion of Environmental Liabilities

        Accretion of environmental liabilities for 2004 and 2003 was similar at $10.4 million and $11.1 million, respectively.

  Depreciation and Amortization

        Depreciation and amortization expense of $24.1 million for 2004 decreased from $26.5 million for 2003 due to changes in estimates in landfill lives and changes in estimates in useful lives of certain assets of $3.5 million, which was offset by an increase in amortization and depreciation due to capital additions. The impact of the changes in estimate on dilutive loss per share for the year ended December 31, 2004 was a decrease in the loss of $0.25 per common share.

  Other Income (Expense)

        As more fully described below under "Redemption of Series C Preferred Stock," we issued 25,000 shares of Series C Convertible Preferred Stock ("Series C Preferred Stock") for $25.0 million in September 2002. The Series C Preferred Stock was recorded on our financial statements as though it consisted of two components, namely (i) non-convertible redeemable preferred stock with a 6.0% annual dividend (the "Host Contract"), and (ii) an embedded derivative (the "Embedded Derivative") which reflected the right of the holders of the Series C Preferred Stock to convert the Series C

Preferred Stock into our common stock. On June 30, 2004, we redeemed the Series C Preferred Stock and settled the Embedded Derivative liability. Just prior to the settlement, we valued the Embedded Derivative using the Black-Scholes option pricing model. The Black-Scholes model determines the value of an option primarily by considering the strike price of the option, the market value of the stock and the volatility of the stock price. The strike price of the Embedded Derivative was $8.00. The settlement of the Embedded Derivative liability on June 30, 2004 will result in no additional other income (expense) being recorded in future periods related to the Embedded Derivative. For the year ended December 31, 2004, we recorded other expense related to the Embedded Derivative of $1.6 million primarily because of the market price increase of our common stock that occurred during the first half of 2004. For the year ended December 31, 2003, we recorded other expense of $0.4 million for the change in the fair value of the Embedded Derivative because the market price decline of our common stock that occurred during 2003, partially offset by the decrease of the strike price on the embedded derivative from $10.50 to $8.00 that occurred because both (i) the Consolidated Adjusted EBITDA for the year ended December 31, 2003 was less than $115 million and (ii) the average trading price for our common stock for the month of December 2003 was less than $27.50. Partially offsetting the expense on the Embedded Derivative during the years ended December 31, 2004 and 2003 were, respectively, a net gain and net loss on the disposal of fixed assets of $0.3 million and $0.3 million.

  Loss on Refinancings

        As further discussed below in "The 2004 Refinancing," we previously had outstanding a $100.0 million three-year revolving credit facility (the "Revolving Credit Facility"), $115.0 million of three-year non-amortizing term loans (the "Senior Loans"), $40.0 million of five-year non-amortizing subordinated loans (the "Subordinated Loans"), the Series C Preferred Stock, and the related Embedded Derivative which reflected the right of the holders of the Series C Preferred Stock to convert into our common stock on the terms set forth in the Series C Preferred Stock. On June 30, 2004, we repaid the Revolving Credit Facility, the Senior Loans and the Subordinated Loans, redeemed the Series C Preferred Stock, and settled the related Embedded Derivative liability. We recorded losses associated with our debt refinancing of $7.1 million during the period ended June 30, 2004. Such expenses consisted of write-off of deferred financing costs of $5.3 million, prepayment penalties of $3.1 million and other expenses of $0.3 million. These expenses were partially offset by the gain on the settlement of the Embedded Derivative of $1.6 million.

  Interest Expense, Net

        Interest expense, net of interest income for 2004, decreased $1.4 million to $22.3 million from $23.7 million for 2003. The decrease in interest expense was primarily due to $1.9 million of capitalized interest relating to a capital project to comply with air emission standards at our Deer Park incineration facility, which was partially offset by reduced interest income on our restricted cash balances and a slight increase in interest expense on capital leases for 2004 as compared to 2003.

        Based on current interest rates and the balance of loans outstanding at June 30, 2005, we estimate that interest expense for 2005 will be between $23.0 million and $24.0 million.

  Income Taxes

        Income tax expense in 2004 increased $0.7 million to $6.0 million from $5.3 million for 2003. Income tax expense for 2004 consists primarily of Canadian taxes of $6.1 million including withholding taxes of $1.1 million and a net Federal and state income tax benefits of $74 thousand. Income tax expense for 2003 consisted primarily of current tax expense relating to the Canadian operations of $5.7 million and $0.2 million of current state income tax expense due primarily to the profitable operations of certain of our subsidiaries. The 2003 current tax expense was partially offset by foreign deferred tax benefit of $0.6 million.

        The provision for income taxes in relation to income before provision for income taxes and cumulative effect of change in accounting principle was driven primarily by the profitability of our Canadian operations and the losses experienced in our U.S. operations.

        On June 30, 2004, we refinanced our then outstanding debt. As a part of the refinancing, one of our Canadian subsidiaries made a $91.7 million (U.S.) investment in the preferred stock of one of our domestic subsidiaries and issued, in partial payment for such investment, a promissory note for $89.4 million (U.S) payable to one of our domestic subsidiaries. The interest rate on such promissory note is 11.0% per annum. The effect of this transaction was to increase interest income of a U.S. subsidiary and to increase interest expense of a foreign subsidiary. For the year ended December 31, 2005, the full year effect of this transaction will be reflected in our statement of operations.

        SFAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be established when, based on an evaluation of verifiable evidence, there is a likelihood that some portion or all of the deferred tax assets will not be realized. We continually review the adequacy of the valuation allowance for deferred taxes. As discussed previously under the heading "Acquisition," Safety-Kleen was unable to provide historical audited statements of operations and cash flows for the CSD, and we have reported net losses from our U.S. operations since the acquisition. Accordingly, as part of the review of the valuation allowance for deferred taxes for the years ended December 31, 2004 and 2003, we determined that we lack sufficient verified historical taxable income to demonstrate that we will be able to utilize the net operating loss ("NOL") carryforwards and other deferred tax assets for the U.S. entities. Accordingly, no tax benefit has been recorded relating to the loss before provision for income taxes and cumulative effect of change in accounting principle for the U.S. entities for the years ended December 31, 2004 and 2003. The actual realization of the net operating loss carryforwards and other deferred tax assets will depend on our having future taxable income of the appropriate character prior to their expiration. Should we demonstrate the ability to generate future taxable income to utilize the NOL carryforwards and other deferred tax assets, a portion, or all of the valuation allowance would be reduced. Up to $35.3 million of this valuation allowance reduction could be recorded as a tax benefit on the statement of operations and up to $4.4 million could reduce the basis of assets acquired from the Sellers. At December 31, 2004, we had regular net operating loss carryforwards of approximately $45.2 million that begin to expire starting in 2012.

  Adjusted EBITDA Contribution

        The combined Adjusted EBITDA contribution by segments for 2004 increased $24.0 million or 47.3% to $74.7 million from $50.7 million in 2003. The increase from Technical Services was $14.6 million. For Site Services, Adjusted EBITDA decreased $1.4 million and was offset by an increase in Corporate Items of $10.8 million. The combined Adjusted EBITDA contribution was based on total revenues of $643.2 million and $611.0 million, net of cost of revenues of $464.8 million and $453.5 million and selling, general and administrative expenses of $103.6 million and $107.1 million for the years ended December 31, 2004 and 2003, respectively.

Year ended December 31, 2003 versus Year ended December 31, 2002

  Revenues

        Total revenues for 2003 increased $260.9 million or 74.5% to $611.0 million for 2003 from $350.1 for 2002. Technical Services revenues for 2003 increased $202.7 million or 92.1% to $422.8 million for 2003 from $220.1 million for 2002. The increases in Technical Services revenues were due to the acquisition of the CSD assets from Safety-Kleen effective on September 7, 2002. Site Services revenues for 2003 increased $58.8 million or 45.6% to $187.7 million for 2003 from $128.8 million for 2002. We performed one large Site Services job in the year ended December 31, 2003, which accounted for 11.0% of Site Services revenues for that period. We performed one emergency services job in the year ended December 31, 2002. The job performed in 2002 related to the events of September 11, 2001 and was much lower in revenue compared to the job performed in 2003. Other than the events discussed, the increases in total revenues, Technical Services revenues, and Site Services revenues were due to the acquisition of the CSD from Safety-Kleen.

        Our decision to integrate the operations of the former CSD into our business and financial reporting systems, combined with the replacement of the business model of the former CSD with our business model, prevented us from being able to calculate meaningful changes in revenue due to volume, price or mix.

  Cost of Revenues

        Total cost of revenues for 2003 increased $201.0 million or 79.6% to $453.5 million compared to $252.5 million for 2002. Technical Services costs of revenues increased $146.2 million or 101.0% to $290.9 million from $144.7 million in 2002. Site Services cost of revenue increased $46.4 million or 45.6% to $148.2 million from $101.8 million in 2002. The change in cost of revenues in total and for Technical Services was primarily a result of the CSD acquisition. The cost of Site Service revenues increased because of the CSD acquisition and a large emergency response project in 2003 compared to 2002. As a percentage of revenues, combined cost of revenues in 2003 increased 2.1% to 74.2% from 72.1% for 2002. One of the largest components of cost of revenues is the cost of disposal paid to third parties. Disposal costs paid to third parties in 2003 as a percentage of revenues decreased 2.2% to 4.8% from 7.0% for comparable period in 2002. This decrease in disposal expense was due to our internalizing waste disposal subsequent to the acquisition that we sent to third parties prior to the acquisition. Other cost of revenues as a percentage of revenues increased 4.4% to 69.4% from 65.1% for comparable period in 2002, primarily as a result of reduced facility utilization reflecting the level of waste processed which was due to the general economic environment and the fixed cost nature of the facilities.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses in 2003 increased $46.9 million or 76.3% to $108.4 million from $61.5 million for 2002. The increase was primarily due to increased costs associated with our expanded business resulting from the acquisition of the CSD assets in September 2002. The overall increase reflects a full year of combined operations in 2003, instead of only approximately 16 weeks of activity in 2002 which occurred after the acquisition plus costs incurred in 2002 prior to the acquisition in order to have the required infrastructure in place as of the acquisition date. The change in selling, general and administrative expenses by segment was primarily a result of the CSD acquisition. Of the $46.9 million increase, nearly two-thirds, or $29.8 million was for payroll and payroll taxes. Other significant increases were for professional fees of $5.4 million, telephone expenses of $2.3 million, $1.7 million to increase the allowance for doubtful accounts, and $1.6 million for employee benefits.

  Accretion of Environmental Liabilities

        Accretion of environmental liabilities for 2003 was $11.1 million which was due primarily to the implementation as of January 1, 2003 of SFAS No. 143 and accretion of the discount for the remedial liabilities assumed as part of the CSD assets acquired. Accretion of environmental liabilities for 2002 was $1.2 million and related to the accretion of the discount for the remedial liabilities assumed in the acquisition of the CSD assets.

  Depreciation and Amortization

        Depreciation and amortization expense for 2003 increased $11.0 million to $26.5 million from $15.5 million for 2002. The increase was primarily due to depreciation and amortization relating to assets acquired as part of the CSD acquisition.

  Restructuring

        For the year ended December 31, 2002, we recorded a restructuring charge of $0.8 million related to the acquisition. The restructuring charge consisted of $0.3 million for severance for individuals who were our employees prior to the acquisition, and $0.5 million of costs associated with our decision to close sales offices and parts of facilities that we operated prior to the acquisition and that became duplicative.

  Other Acquisition Costs

        Other acquisition costs were $5.4 million for the year ended December 31, 2002. The primary components of these costs were outside consultant services and expenses related to integration planning and execution following the acquisition.

  Other Income (Expense)

        As more fully discussed below under "Redemption of Series C Preferred Stock," we issued 25,000 shares of Series C Convertible Preferred Stock ("Series C Preferred Stock") for $25.0 million in September 2002. The Series C Preferred Stock was recorded on our financial statements as though it consisted of two components, namely (i) a non-convertible redeemable preferred stock (the "Host Contract") which matured in September 2009, and (ii) an "Embedded Derivative" which reflected the right of the holders of the Series C Preferred Stock to convert into our common stock. Generally accepted accounting principles in the United States require that the value of a derivative be marked to market. For the year ended December 31, 2003, we valued the Embedded Derivative using the Black-Scholes option pricing model. The Black-Scholes model determines the value of an option primarily by considering the strike price of the option, the market value of the stock and volatility of the stock. The strike price of the Embedded Derivative was $8.00 at December 31, 2003. For the year ended December 31, 2003, we recorded other expense of $0.4 million for the change in the fair value of the Embedded Derivative because of the market price decline of our common stock which occurred during the year, partially offset by the decrease of the strike price on the Embedded Derivative from $10.50 to $8.00 that occurred because both (i) the Consolidated Adjusted EBITDA for the year ended December 31, 2003 was less than $115 million and (ii) the average trading price for our common stock for the month of December 2003 was less than $27.50. We recorded other (expense) income due to the change in the value of the Embedded Derivative of $(0.4) million and $0.1 million for the years ended December 31, 2003 and 2002, respectively. As more fully discussed above under "Other Income (Expense)" for the Year ended December 31, 2004 versus Year ended December 31, 2003, we redeemed all of the Series C Preferred Stock and settled the related Embedded Derivative liability on June 30, 2004.

  Loss on Refinancings

        Prior to the refinancing of our debt in September 2002, we had outstanding $35.0 million of 16% Senior Subordinated Notes (the "Subordinated Notes") and $9.6 million of 10.75% economic development revenue bonds (the "Bonds"). Under the terms of the Subordinated Notes and the Bonds, we were obligated to refinance all of the debt in order to complete the purchase of the CSD assets. The total cost of the extinguishment of that debt in 2002 was $24.7 million and consisted of (1) a "Make Whole Amount" for the Subordinated Notes of $17.0 million, (2) the defeasance costs on the

Bonds of $3.1 million, and (3) the write-off of deferred financing costs on both the Subordinated Notes and the Bonds of approximately $4.6 million, of which $2.4 million represented a write-off of the then unamortized debt issue discount based on the fair market value of warrants issued in connection with the Subordinated Notes on April 30, 2001.

  Interest Expense, Net

        Interest expense, net of interest income for 2003, increased $10.3 million or 76.9% to $23.7 million from $13.4 million for 2002. The increase in interest expense was primarily due to higher average balances owed during 2003 as compared to 2002, which resulted from our acquisition of the CSD assets.

  Income Taxes

        Income tax expense in 2003 increased $1.5 million to $5.3 million from $3.8 million for 2002. Income tax expense for 2003 consisted primarily of current tax expense relating to the Canadian operations of $5.7 million and $0.2 million of current state income tax expense due primarily to the profitable operations of certain of our subsidiaries. The 2003 current tax expense was partially offset by foreign deferred tax benefit of $0.6 million. Income tax expense for 2002 consisted of current tax expense relating to the Canadian operations of $2.1 million and $0.6 million of current state income tax expense due primarily to the profitable operations of certain of our subsidiaries and $1.6 million of deferred tax expense. The 2002 current tax expense was partially offset by a $0.6 million federal tax benefit that was primarily due to favorable resolution of a federal alternative minimum tax net operating loss carryback claim.

        SFAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be established when, based on an evaluation of verifiable evidence, there is a likelihood that some portion or all of the deferred tax assets will not be realized. We continually review the adequacy of the valuation allowance for deferred taxes. As discussed previously under the heading "Acquisition," Safety-Kleen was unable to provide historical audited statements of operations and cash flows for the CSD, and we have reported net losses from our U.S. operations since the acquisition. Accordingly, as part of our review of the valuation allowance for deferred taxes for the years ended December 31, 2002 and 2003, we determined we lacked sufficient verified historical taxable income to demonstrate that we will be able to utilize the net operating loss ("NOL") carryforwards and other deferred tax assets for the U.S. entities. Accordingly, no tax benefit has been recorded relating to the loss before provision for income taxes and cumulative effect of change in accounting principle for the U.S. entities for the years ended December 31, 2003 and 2002. The actual realization of the net operating loss carryforwards and other deferred tax assets will depend on our having future taxable income of the appropriate character prior to their expiration. Should we demonstrate the ability to generate future taxable income to utilize the NOL carryforwards and other deferred tax assets, a portion, or all of the valuation allowance would be reduced. Up to $28.4 million of this valuation allowance reduction could be recorded as a tax benefit on the Statement of Operations and up to $4.4 million could reduce the basis of assets acquired from the Sellers. At December 31, 2003, we had regular net operating loss carryforwards of approximately $60.4 million that begin to expire starting in 2012.

  Adjusted EBITDA Contribution

        The combined Adjusted EBITDA contribution by segments for 2003 increased $14.6 million or 40.3% to $50.7 million from $36.2 million in 2002. The increase from Technical Services was $34.6 million, which was complemented by an increase in Site Service Adjusted EBITDA of $7.1 million and offset by a decrease in Corporate Items cost of $27.5 million. The combined Adjusted EBITDA contribution was based on total revenues of $611.0 million and $350.1 million, net of cost of revenues of $453.5 million and $252.5 million and selling, general and administrative expenses of

$107.1 million and $61.5 million for the years ended December 31, 2003 and 2002, respectively. In 2003 selling, general and administrative expenses included $1.1 million of non-recurring severance charges that a majority of our lenders agreed to include as restructuring charges under the definition of "Consolidated Net Income" in our then financing agreements, as amended, and such $1.1 million thus is included in Adjusted EBITDA contribution for 2003.

Environmental Liabilities

        Our environmental liabilities consist of closure and post-closure liabilities at both our landfill and non-landfill sites, and remedial liabilities to investigate, alleviate or eliminate the effects of a release (or threat of a release) of hazardous substances into the environment and may also include corrective action under RCRA. A discussion of our closure, post-closure and remedial liabilities follows.

  Closure and Post-closure Liabilities

        Effective January 1, 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period using the entity's credit-adjusted risk-free interest rate, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 requires upon initial application that companies reflect in their balance sheet: (1) liabilities for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of the Statement, (2) asset retirement costs capitalized as an increase to the carrying amount of the associated long-lived asset, and (3) accumulated depreciation on that capitalized cost adjusted for accumulated depreciation to the date of adoption of the Statement. The cumulative effect of initially applying SFAS No. 143 in the year ended December 31, 2003 was recorded as a change in accounting principle which requires that a cumulative effect adjustment be recorded in the statement of operations.

        The principal changes from our implementation of SFAS No. 143 were: (1) a reduction in accrued landfill closure and post-closure obligations due to discounting the accruals at our then credit-adjusted risk-free interest rate of 14.0% as required under SFAS No. 143, instead of discounting the accruals at the risk-free interest rate of 4.9% used under purchase accounting at December 31, 2002, (2) a reduction in accrued financial assurance for closure and post-closure care of the facilities which is now expensed in the period incurred under SFAS No. 143, and (3) reductions in the closure and post-closure obligations due to discounting at the credit-adjusted risk-free rate previously undiscounted accrued cell closure costs. These reductions were partly offset by new closure and post-closure obligations recorded for operating non-landfill facilities determined under various probability scenarios as to when operating permits might be surrendered in the future and using the credit-adjusted risk-free rate. The reduction in the value of liabilities assumed in the CSD acquisition from the implementation of SFAS No. 143 of $46.7 million resulted in a corresponding reduction in the value allocated to the assets acquired (see "Acquisition" above). The implementation also resulted in a net of tax cumulative-effect adjustment of $66 thousand recorded in the statement of operations for the year ended December 31, 2003. This adjustment was comprised of an increase to asset retirement obligations of $1.8 million and an increase to net asset retirement costs of $1.7 million.

        Closure and post-closure costs incurred are increased for inflation (1.15% and 2.0% for closure and post-closure liabilities incurred in the years ended December 31, 2004 and 2003, respectively). We use an inflation rate published by the US Department of Labor Bureau of Labor Statistics that excludes the more volatile items of food and energy. Closure and post-closure costs are discounted at our credit-adjusted risk-free interest rate (12.5% and 14.0% for closure and post-closure liabilities incurred in the years ended December 31, 2004 and 2003, respectively). Asset retirement obligations incurred in 2005 are being discounted at the credit-adjusted risk-free rate of 10.25% and inflated at a rate of 2.16%. For the asset retirement obligations incurred in 2004, we estimated our credit-adjusted risk-free interest rate by adjusting the then current yield based on market prices of our $150 million Senior Secured Notes by the difference between the yield of a US treasury note of the same duration as the Senior Secured Notes and the yield on the 30 year U.S. Treasury Bond. For the asset retirement obligations incurred in 2003 and for the initial application of SFAS No. 143, we estimated our credit-adjusted risk-free interest rate by adjusting the then current yield on intermediate term debt of companies whose debt was then similarly rated by the rating agencies by the difference between the yield of a US treasury note of the same duration as the average maturity on the intermediate term debt and the yield on the 30 year U.S. Treasury Bond. Under SFAS No. 143, the cost of financial assurance for the closure and post-closure care periods cannot be accrued but rather is a period cost. Prior to the adoption of SFAS No. 143, we accrued the cost of financial assurance relating to both landfill and non-landfill closure and to both landfill and non-landfill post-closure care, as required, under SFAS No. 5, "Accounting for Contingencies." Under SFAS No. 143, financial assurance is no longer included as a component of closure or post-closure costs. SFAS No. 143 requires the cost of financial assurance to be expensed as incurred, and SFAS No. 143 requires the cost of financial assurance to be considered in the determination of the credit-adjusted risk-free interest rate. Under SFAS No. 143, the cost of financial assurance is considered in the determination of the credit-adjusted risk-free interest rate used to discount the closure and post-closure obligations.

        Landfill Accounting—We utilize the life cycle method of accounting for landfill costs and the units-of-consumption method to amortize landfill construction and asset retirement costs and record closure and post-closure obligations over the estimated useful life of a landfill. Under this method, we include future estimated construction and asset retirement costs, as well as costs incurred to date, in the amortization base. In addition, we include probable expansion airspace that has yet to be permitted in the calculation of the total remaining useful life of the landfill.

        Landfill assets—Landfill assets include the costs of landfill site acquisition, permitting, preparation and improvement. These amounts are recorded at cost, which includes capitalized interest as applicable. Landfill assets, net of amortization, are combined with management's estimate of the costs required to complete construction of the landfill to determine the amount to be amortized over the remaining estimated useful economic life of a site. Amortization of landfill assets is recorded on a units-of-consumption basis, such that the landfill assets should be completely amortized at the date the landfill ceases accepting waste. Changes in estimated costs to complete construction are applied prospectively to the amortization rate.

        Amortization of cell construction costs and accrual of cell closure obligations—Landfills are typically comprised of a number of cells, which are constructed within a defined acreage (or footprint). The cells are typically discrete units, which require both separate construction and separate capping and closure procedures. Cell construction costs are the costs required to excavate and construct the landfill cell. These costs are typically amortized on a units-of-consumption basis, such that they are completely amortized when the specific cell ceases accepting waste. In some instances, we have landfills that are engineered and constructed as "progressive trenches." In progressive trench landfills, a number of contiguous cells form a progressive trench. In those instances, we amortize cell construction costs over the airspace within the entire trench, such that the cell construction costs will be fully amortized at the end of the trench's useful life.

        The design and construction of a landfill does not create a landfill asset retirement obligation. Rather, the asset retirement obligation for cell closure (the cost associated with capping each cell) is incurred in relatively small increments as waste is placed in the landfill. Therefore, the cost required to construct the cell cap is capitalized as an asset retirement cost and a liability of an equal amount is established, based on the discounted cash flow associated with each capping event, as airspace is consumed. Spending for cell capping is reflected as a change in liabilities within operating activities in the statement of cash flows.

        Landfill final closure and post-closure liabilities—We have material financial commitments for the costs associated with requirements of the United States Environmental Protection Agency (the "EPA") and the comparable regulatory agency in Canada for landfill final closure and post-closure activities. In the United States, the landfill final closure and post-closure requirements are established under the standards of the EPA, and are implemented and applied on a state by state basis. Estimates for the cost of these activities are developed by our engineers, accountants and external consultants, based on an evaluation of site-specific facts and circumstances, including our interpretation of current regulatory requirements and proposed regulatory changes. Such estimates may change in the future due to various circumstances including, but not limited to, permit modifications, changes in legislation or regulations, technological changes and results of environmental studies.

        Final closure costs include the costs required to cap the final cell of the landfill (if not included in cell closure) and the costs required to dismantle certain structures for landfills and other landfill improvements. In addition, final closure costs include regulation-mandated groundwater monitoring, leachate management and other costs incurred in the closure process. Post-closure costs include substantially all costs that are required to be incurred subsequent to the closure of the landfill, including, among others, groundwater monitoring and leachate management. Regulatory post-closure periods are generally 30 years after landfill closure. Final closure and post-closure obligations are discounted. Final closure and post-closure obligations are accrued on a units-of-consumption basis, such that the present value of the final closure and post-closure obligations are fully accrued at the date the landfill discontinues accepting waste.

        For landfills purchased, we assessed and recorded the present value of the estimated closure and post-closure liability based upon the estimated final closure and post-closure costs and the percentage of airspace consumed as of the purchase date. Thereafter, the difference between the liability recorded at the time of acquisition and the present value of total estimated final closure and post-closure costs to be incurred is accrued prospectively on a units-of-consumption basis over the estimated useful economic life of the landfill.

        Landfill capacity—Landfill capacity, which is the basis for the amortization of landfill assets and for the accrual of final closure and post-closure obligations, represents total permitted airspace plus unpermitted airspace that we believe is probable of ultimately being permitted based on established criteria. We apply a comprehensive set of criteria for evaluating the probability of obtaining a permit for future expansion airspace at existing sites, which provides management a sufficient basis to evaluate the likelihood of success of unpermitted expansions. Those criteria are as follows:

  •
  Personnel are actively working to obtain the permit or permit modifications (land use, state and federal) necessary for expansion of an existing landfill, and progress is being made on the project.

  •
  We expect to submit the application within the next year and expect to receive all necessary approvals to accept waste within the next five years.

  •
  At the time the expansion is included in our estimate of the landfill's useful economic life, it is probable that the required approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located.

  •
  The owner of the landfill or we have a legal right to use or obtain land associated with the expansion plan.

  •
  There are no significant known political, technical, legal, or business restrictions or issues that could impair the success of such expansion.

  •
  A financial feasibility analysis has been completed and the results demonstrate that the expansion has a positive financial and operational impact such that management is committed to pursuing the expansion.

  •
  Additional airspace and related additional costs, including permitting, final closure and post-closure costs, have been estimated based on the conceptual design of the proposed expansion.

        Exceptions to the criteria set forth above may be approved through a landfill-specific approval process that includes approval from our Chief Financial Officer and review by the Audit Committee of the Board of Directors. As of December 31, 2004, there were three unpermitted expansions included in our landfill accounting model, which represents 32.4% of our remaining airspace at that date. Of these expansions, two do not represent exceptions to our established criteria. In March 2004, the Chief Financial Officer approved and the Audit Committee of the Board of Directors reviewed the inclusion of 7.8 million cubic yards of unpermitted airspace in highly probable airspace because it was determined that the airspace was highly probable even though the permit application will not be submitted within the next year. All of the other criteria were met for the inclusion of this airspace in highly probable airspace. Had we not included the 7.8 million cubic yards of unpermitted airspace in highly probable airspace, operating expense for the year ended December 31, 2004, and for the six months ended June 30, 2005 would have been higher by $439 thousand, and $271 thousand, respectively.

        In 2001, prior to our acquisition of the Chemical Services Division from Safety-Kleen, Safety-Kleen commenced the process of obtaining a permit for a new cell at the Lambton Facility. In 2004, we received a modification to the operating permit for such facility that increased permitted airspace at an existing cell and that allowed us to postpone the permitting process for the new cell. We now plan to commence the permitting process for the now unpermitted 7.8 million cubic yards of highly probable airspace in 2006 with the filing of a proposed terms of reference for the environmental assessment.

        As of June 30, 2005, we had 11 active landfill sites (including our two non-commercial landfills), which had estimated remaining lives at December 31, 2004 (based on anticipated waste volumes and remaining highly probable airspace) as follows:

			Remaining Highly Probable Airspace (cubic yards) (in thousands)
Facility Name		Remaining Lives (Years)
	Location		Permitted	Unpermitted	Total
Altair	Texas	2	63	—	63
Buttonwillow	California	44	10,018	—	10,018
Deer Park	Texas	23	587	—	587
Deer Trail	Colorado	51	513	—	513
Grassy Mountain	Utah	24	761	1,366	2,127
Kimball	Nebraska	23	483	—	483
Lambton	Ontario	51	1,061	7,847	8,908
Lone Mountain	Oklahoma	18	1,463	—	1,463
Ryley	Alberta	29	1,111	—	1,111
Sawyer	North Dakota	40	449	—	449
Westmorland	California	68	2,732	—	2,732

			19,241	9,213	28,454

        We had 2.9 million cubic yards of permitted, but not highly probable, airspace as of December 31, 2004. Permitted, but not highly probable, airspace is permitted airspace we currently do not expect to utilize; therefore, this airspace has not been included in the above table. There were no significant changes in estimated remaining lives permitted, unpermitted or remaining highly probable airspace for the 11 active landfill sites at June 30, 2005 as compared to December 31, 2004.

        The following table presents the remaining highly probable airspace from December 31, 2002 through June 30, 2005 (in thousands):

Highly Probable Airspace (cubic yards)
Remaining capacity at December 31, 2002	25,288
Addition of highly probable airspace	4,280
Consumed during 2003	(687)
Change in estimate	150

Remaining capacity at December 31, 2003	29,031
Addition of highly probable airspace	141
Consumed during 2004	(780)
Change in estimate	62

Remaining capacity at December 31, 2004	28,454
Consumed during six months ended June 30, 2005	(319)

Remaining capacity at June 30, 2005	28,135

        Changes to landfill assets for the year ended December 31, 2004 were as follows (in thousands):

	Balance at December 31, 2003	Asset Retirement Costs	Capital Additions	Changes in Estimates of Closure and Post-Closure Liabilities	Currency Translations, Reclassifications, and Other	Balance at December 31, 2004
Landfill Assets	$3,579	$958	$2,597	$(1,157)	$419	$6,396

        Changes to landfill assets for the year ended December 31, 2003 were as follows (in thousands):

Balance at December 31, 2002	Asset Retirement Costs	Capital Additions	Decrease Due to Increase in Highly Probable Airspace and Other Changes in Estimate	Purchase Accounting Adjustment Due to Change in Accounting for Asset Retirement Costs as well as Other Purchase Accounting Adjustments	Currency Translations, Reclassifications, and Other	Balance at December 31, 2003
$14,781	$1,004	$1,669	$(11,596)	$(2,820)	$541	$3,579

        In 2003 and 2004 we reduced closure and post-closure liabilities as a result of increasing highly probable landfill airspace. After acquiring landfills as part of the CSD assets from Safety-Kleen in 2002, our management identified new business opportunities that made possible the expansion, and further utilization, of the assets that the previous owners had believed to be exhausted. The resulting increase in airspace was accounted for by reducing landfill retirement liabilities (due to delaying the closure and post-closure expenditures) and by correspondingly reducing landfill assets by $11.6 million and $1.2 million for the years ended December 31, 2003 and 2004 respectively. See the tables of changes to closure and post-closure liabilities below.

        We calculate the rates we use to amortize landfill assets based upon the dollar value of estimated final liabilities, the surveyed remaining airspace of the landfill, and the time estimated to consume the remaining airspace. Consequently, rates vary for each landfill and for each asset category, and we recalculate them each year. During the years ended December 31, 2004, and 2003, we depreciated landfill assets at average rates of $0.39 and $2.62 per cubic yard, respectively. The change in the amortization rate of landfill assets resulted primarily from the $11.6 million reduction in landfill asset described immediately above.

  Non-Landfill Closure and Post-Closure

        Non-landfill closure costs include costs required to dismantle and decontaminate certain structures and other costs incurred during the closure process. Post-closure costs, if required, include associated maintenance and monitoring costs and financial assurance costs as required by the closure permit. Post-closure periods are performance-based and are not generally specified in terms of years in the closure permit, but may generally range from 10 to 30 years or more.

        We record our non-landfill closure and post-closure liability by (i) estimating the current cost of closing a non-landfill facility and the post closure care of that facility, if required, based upon the closure plan that we are required to follow under our operating permit, or in the event the facility operates with a permit that does not contain a closure plan, based upon closure commitments made by us, (ii) using probability scenarios as to when in the future operations may cease, (iii) inflating the current cost of closing the non-landfill facility on a probability weighted basis using the inflation rate to the time of closing under each probability scenario, and (iv) discounting the future value of each closing scenario back to the present using the credit-adjusted risk-free interest rate. Non-landfill closure and post-closure obligations arise when we commence operations. Prior to the implementation of SFAS No. 143, these obligations were expensed in the period that a decision was made to close a facility.

        Reserves for closure and post-closure obligations were as follows (in thousands):

	June 30, 2005	Dec. 31, 2004	Dec. 31, 2003
Landfill facilities:
Cell closure	$16,180	$14,959	$13,744
Facility closure	1,877	1,726	1,713
Post-closure	2,407	2,203	2,246

	20,464	18,888	17,703
Non-landfill retirement liability:
Facility closure	6,200	6,763	7,992

	26,664	25,651	25,695
Less obligation classified as current	2,776	2,930	6,480

Long-term closure and post-closure liability	$23,888	$22,721	$19,215

        All of the landfill facilities included in the table above were active as of June 30, 2005.

        Anticipated payments at June 30, 2005 (based on current estimated costs) and anticipated timing of necessary regulatory approvals to commence work on closure and post-closure activities for each of the next five years and thereafter are as follows (in thousands):

Periods ending December 31,
Six months ending December 31, 2005	$1,122
2006	3,734
2007	5,295
2008	7,036
2009	2,922
Thereafter	206,345

Undiscounted closure and post-closure liabilities	226,454
Less: Reserves to be provided (including discount of $119.3 million) over remaining site lives	(199,790)

Present value of closure and post-closure liabilities	$26,664

        The changes to closure and post-closure liabilities for the six months ended June 30, 2005 were as follows (in thousands):

	December 31, 2004	New Asset Retirement Obligations	Accretion	Changes in Estimate (Benefit) Charged to Statement of Operations	Currency Translation Reclassifications and Other	Payments	June 30, 2005
Landfill retirement liability	$18,888	$476	$1,372	$(153)	$(10)	$(109)	$20,464
Non-landfill retirement liability	6,763	—	403	43	(2)	(1,007)	6,200

Total	$25,651	$476	$1,775	$(110)	$(12)	$(1,116)	$26,664

        The changes to closure and post-closure liabilities for the year ended December 31, 2004 were as follows (in thousands):

	December 31, 2003	New Asset Retirement Obligations	Accretion	Changes in Estimate Charged to Statement of Operations	Benefit to Statement of Operations for Other Changes in Estimates	Currency Translation, Reclassifications and Other	Payments	December 31, 2004
Landfill retirement liability	$17,703	$958	$2,460	$(1,069)	$(1,157)	$43	$(50)	$18,888
Non-landfill retirement liability	7,992	—	902	(928)	(8)	6	(1,201)	6,763

Total	$25,695	$958	$3,362	$(1,997)	$(1,165)	$49	$(1,251)	$25,651

        The changes to closure and post-closure liabilities for the year ended December 31, 2003 were as follows (in thousands):

	December 31, 2003	Cumulative Effect of Changes in Accounting for Asset Retirement Obligations	Purchase Accounting Adjustment Due to Change in Accounting for Asset Retirement Obligations	Other Purchase Accounting Adjustments	New Asset Retirement Obligations	Accretion and Other Charges to Expenses	Decrease Due to Increase in Highly Probable Airspace and other Changes in Estimates	Currency Translation, Reclassifications and Other	Payments	December 31, 2003
Landfill retirement liability	$60,765	$(79)	$(38,794)	$2,851	$1,004	$3,476	$(11,596)	$127	$(51)	$17,703
Non-landfill retirement liability	—	1,381	8,489	761	—	1,042	49	(1,045)	(2,685)	7,992

Total	$60,765	$1,302	$(30,305)	$3,612	$1,004	$4,518	$(11,547)	$(918)	$(2,736)	$25,695

        In 2003 and 2004 we reduced closure and post-closure liabilities as a result of increasing highly probable landfill airspace. After acquiring landfills as part of the CSD assets from Safety-Kleen in 2002, Clean Harbors' management identified new business opportunities that made possible the expansion, and further utilization, of the assets that the previous owners had believed to be exhausted. The resulting increase in airspace was accounted for by reducing landfill retirement liabilities (due to delaying the closure and post-closure expenditures) and by correspondingly reducing landfill assets by $11.6 million and $1.2 million for the years ended December 31, 2003 and 2004 respectively (see tables of changes to closure and post-closure liabilities immediately above).

        We calculate the rates we use to accrue closure and post-closure costs based upon the dollar value of estimated final liabilities, the surveyed remaining airspace of the landfill, and the time estimated to consume the remaining airspace. Consequently, rates vary for each landfill and for each accrual category, and we recalculate them each year. During the years ended December 31, 2004, and 2003, we accrued asset retirement obligations at an average rate of $1.23 and $1.46 per cubic yard, respectively. The changes in the accrual rate of asset retirement obligations resulted primarily from the $11.6 million reduction in landfill retirement liability described immediately above.

        The following table shows the adjustment to restated net loss and basic and diluted loss per share as if SFAS No. 143 was adopted as of January 1, 2002 (in thousands, except per share amounts):

(Restated) 2002
Restated net loss	$(28,447)
Accretion of closure and post-closure, net of tax	155

Adjusted net loss	$(28,292)

Basic loss per share:
Restated loss attributable to common shareholders	$(2.44)
Accretion of closure and post-closure liabilities, net of tax	0.01

Adjusted restated loss attributable to common shareholders	$(2.43)

Diluted loss per share:
Restated loss attributable to common shareholders	$(2.44)
Accretion of closure and post-closure, net of tax	0.01

Adjusted restated loss attributable to common shareholders	$(2.43)

  Remedial Liabilities

        Remedial liabilities, including Superfund liabilities, include the costs of removal or containment of contaminated material, the treatment of potentially contaminated groundwater and maintenance and monitoring costs necessary to comply with regulatory requirements. SFAS No. 143 applies to asset retirement obligations that arise from normal operations. Almost all of our remedial liabilities were assumed as part of the acquisition of the CSD from Safety-Kleen Corp, and we believe that the remedial obligations did not arise from normal operations.

  Discounting of Remedial Liabilities

        Remedial liabilities are discounted only when the timing of the payments is fixed and the amounts are determinable. Our experience has been that the timing of the payments is not usually fixed so, generally, remedial liabilities are not discounted. However, under purchase accounting, acquired liabilities are recorded at fair value, which requires taking into consideration inflation and discount factors. Accordingly, as of the acquisition date, we recorded the remedial liabilities assumed as part of the acquisition of the CSD at their fair value, which was calculated by inflating costs in current dollars using an estimate of future inflation rates as of the acquisition date until the expected time of payment, then discounted to its present value using a risk-free discount rate as of the acquisition date. Subsequent to the acquisition, discounts were and will be applied to the environmental liabilities as follows:

  •
  Remedial liabilities assumed relating to the acquisition of the CSD from Safety-Kleen are and will continue to be inflated using the inflation rate at the time of acquisition (2.4%) until the expected time of payment, then discounted at the risk-free interest rate at the time of acquisition (4.9%).

  •
  Remedial liabilities incurred subsequent to the acquisition and remedial liabilities of ours that existed prior to the acquisition have been and will continue to be recorded at the estimated current value of the liability which is usually neither increased for inflation nor reduced for discounting.

  Claims for Recovery

        We record claims for recovery from third parties relating to remedial liabilities only when realization of the claim is probable. The gross remedial liability is recorded separately from the claim for recovery on the balance sheet. At June 30, 2005, and December 31, 2004 and 2003, we had recorded no such claims.

        Remedial liabilities are obligations to investigate, alleviate or eliminate the effects of a release (or threat of a release) of hazardous substances into the environment and may also include corrective action under RCRA. Our operating subsidiaries' remediation obligations can be further characterized as Legal, Superfund, Long-term Maintenance and One-Time Projects. Legal liabilities are typically comprised of litigation matters that can involve certain aspects of environmental cleanup and can include third party claims for property damage or bodily injury allegedly arising from or caused by exposure to hazardous substances originating from our activities or operations, or in certain cases, from the actions or inactions of other persons or companies. Superfund liabilities are typically claims alleging that we are a potentially responsible party and/or are potentially liable for environmental response, removal, remediation and cleanup costs at/or from either an owned or third party site. As described in "Legal Proceedings" elsewhere in this prospectus, Superfund liabilities also include certain Superfund liabilities to governmental entities for which we are potentially liable to reimburse the Sellers in connection with our 2002 acquisition of the CSD assets from Safety-Kleen Corp. Long-term Maintenance includes the costs of groundwater monitoring, treatment system operations, permit fees and facility maintenance for discontinued operations. One-Time Projects include the costs necessary to comply with regulatory requirements for the removal or treatment of contaminated materials.

        We record environmental-related accruals for remedial obligations at both our landfill and non-landfill operations. See above for further discussion of our methodology for estimating and recording these accruals.

        Reserves for remedial obligations are as follows (in thousands):

	June 30, 2005	December 31, 2004	December 31, 2003
Remedial liabilities for landfill sites	$4,840	$4,985	$5,525
Remedial liabilities for discontinued facilities not now used in the active conduct of our business	92,459	95,116	97,535
Remedial liabilities (including Superfund) for non-landfill open sites	51,427	55,516	54,376

	148,726	155,617	157,436
Less obligation classified as current	11,110	11,328	14,802

Long-term remedial liability	$137,616	$144,289	$142,634

        Anticipated payments at June 30, 2005 (based on current estimated costs) and anticipated timing of necessary regulatory approvals to commence work on remedial activities for each of the next five years and thereafter are as follows (in thousands):

Periods ending December 31,
Six months ending December 31, 2005	$5,719
2006	10,990
2007	10,882
2008	11,745
2009	11,507

Thereafter	140,310
Undiscounted remedial liabilities	191,153
Less: Discount	(42,427)

Present value of remedial liabilities	$148,726

        The anticipated payments for Long-term Maintenance range from $4.2 million to $6.3 million per year over the next five years. Spending on One-Time Projects for the next five years ranges from $3.7 million to $5.9 million per year with an average expected payment of $5.3 million per year. Legal and Superfund liabilities payments are expected to be between $0.4 million and $2.3 million per year for the next five years. These estimates are managed on a daily basis, reviewed at least quarterly, and adjusted as additional information becomes available.

        The changes to remedial liabilities for the six months ended June 30, 2005 were as follows (in thousands):

	December 31, 2004	Accretion	Beneficial Changes in Estimate Recorded to Statement of Operations	Currency Translation, Reclassifications and Other	Payments	June 30, 2005
Remedial liabilities for landfill sites	$4,985	$107	$(92)	$(36)	$(124)	$4,840
Remedial liabilities for discontinued sites not now used in the active conduct of our business	95,116	2,168	(3,240)	(30)	(1,555)	92,459
Remedial liabilities (including Superfund) for non-landfill operations	55,516	1,200	(4,144)	(148)	(997)	51,427

Total	$155,617	$3,475	$(7,476)	$(214)	$(2,676)	$148,726

        Included in the $7.5 million change in estimate recorded to the statement of operations is the $1.9 million reversal of the Helen Kramer landfill site reserve as described in "Legal Proceedings" elsewhere in this prospectus, a $2.1 million reduction for financial assurance for remedial liabilities that was driven by the renegotiation of financial assurance for closure and post-closure care for six of our facilities and our improved financial performance; and a net $3.5 million benefit due to (i) the discounting effect of delays in certain remedial projects, (ii) cost reductions negotiated with vendors, and (iii) a pattern of historical spending being less than previously expected and reserved. Of the $7.5 million benefit recorded for the six months ended June 30, 2005, $5.3 million of the benefit was recorded to selling, general and administrative expenses. For the three month period ended June 30, 2005, the $3.4 million benefit was recorded to selling, general and administrative expenses.

        The changes to remedial liabilities for the year ended December 31, 2004 were as follows (in thousands):

	December 31, 2003	Accretion	Changes in Estimate Charged to Statement of Operations	Other Changes in Estimate	Currency Translation, Reclassifications and Other	Payments	December 31, 2004
Remedial liabilities for landfill sites	$5,525	$225	$(420)	$—	$140	$(485)	$4,985
Remedial liabilities for discontinued facilities not now used in the active conduct of our business	97,535	4,390	(841)	392	196	(6,556)	95,116
Remedial liabilities (including Superfund) for non-landfill open sites	54,376	2,417	(29)	—	765	(2,013)	55,516

Total	$157,436	$7,032	$(1,290)	$392	$1,101	$(9,054)	$155,617

        The changes to remedial liabilities for the year ended December 31, 2003 were as follows (in thousands):

	December 31, 2002	Cumulative Effect of Changes in Accounting for Asset Retirement Obligations	Purchase Accounting Adjustment Due to Change in Accounting for Asset Retirement Obligations	Other Purchase Accounting Adjustments	Accretion and Other Charges to Expense	Currency Translation, Reclassifications and Other	Payments	December 31, 2003
Remedial liabilities for landfill sites	$4,519	$—	$—	$662	$230	$358	$(244)	$5,525
Remedial liabilities for discontinued facilities not now used in the active conduct of our business	104,899	537	(16,363)	6,003	3,804	2,228	(3,573)	97,535
Remedial liabilities (including Superfund) for non-landfill open sites	34,428	—	(16)	18,059	2,347	978	(1,420)	54,376

Total	$143,846	$537	$(16,379)	$24,724	$6,381	$3,564	$(5,237)	$157,436

  Estimation of Certain Pre-acquisition Contingencies SFAS No. 5

        SFAS No. 5, "Accounting for Contingencies," requires that an estimated loss from a loss contingency be accrued and recorded as a liability if it is both probable and estimable, but the Statement does not permit a company acquiring assets to record as part of the purchase price those assumed liabilities which are not both probable and estimable. As described under the headings "Ville Mercier Legal Proceedings" and "Marine Shale Processors" in "Legal Proceedings" elsewhere in this prospectus, we were unable as of December 31, 2002 to estimate the amount of potential remedial liabilities in connection with the facility and sites which are the subject of these proceedings, but, as part of the integration plan of the CSD acquisition, we committed to obtaining the data required so that we could record such potential liabilities as adjustments to the purchase price. We obtained sufficient additional information on these proceedings prior to the first anniversary of the acquisition to allow us to record these potential liabilities as adjustments to the purchase price for the CSD assets in accordance with generally accepted accounting principles in the United States. Accordingly, additional discounted environmental liabilities were recorded as part of the purchase price in the quarter ended September 30, 2003. At June 30, 2005, we had recorded reserves of $13.4 million and $10.6 million relating to Marine Shale Processors and the Ville Mercier Legal Proceedings, respectively.

  Remedial liabilities, including Superfund liabilities

        As described in the tables above under "Reserves for remedial obligations," we had as of June 30, 2005 a total of $148.7 million of estimated liabilities for remediation of environmental contamination, of which $4.8 million related to our landfills and $143.9 million related to non-landfill facilities (including Superfund sites owned by third parties). We periodically evaluate potential remedial liabilities at sites that we own or operate or to which we or the Sellers of the CSD assets (or the respective predecessors of us or the Sellers) transported or disposed of waste, including 56 Superfund sites as of June 30, 2005. We periodically review and evaluate sites requiring remediation, including Superfund sites, giving consideration to the nature (i.e., owner, operator, arranger, transporter or generator) and the extent (i.e., amount and nature of waste hauled to the location, number of years of site operations or other relevant factors) of our (or the Sellers') alleged connection with the site, the extent (if any) to which we believe we may have an obligation to the Sellers to indemnify cleanup costs in connection with the site, the regulatory context surrounding the site, the accuracy and strength of evidence connecting us (or the Sellers) to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties, or PRPs, and the nature and estimated cost of the likely remedy. Where we conclude that it is probable that a liability has been incurred, we reserve, based upon management's judgment and prior experience, for our best estimate of the liability.

        Remediation liabilities are inherently difficult to estimate. Estimating remedial liabilities requires that the existing environmental contamination be understood. There is a risk that the actual quantities of contaminants differ from the results of the site investigation, and there is a risk that contaminants exist that have not been identified by the site investigation. In addition, the amount of remedial liabilities recorded is dependent on the remedial method selected. There is a risk that funds will be expended on a remedial solution that is not successful, which could result in the additional incremental costs of an alternative solution. Such estimates, which are subject to change, are subsequently revised if and when additional information becomes available.

        In connection with our acquisition of the CSD assets, we performed extensive due diligence, including hiring third-party engineers and attorneys to estimate accurately the aggregate liability for remedial liabilities to which we became potentially liable as a result of the acquisition. Those remedial liabilities relate to the active and discontinued hazardous waste treatment and disposal facilities which we acquired as part of the CSD assets and 35 Superfund sites owned by third parties for which we agreed to indemnify certain remedial liabilities owed or potentially owed by the Sellers and payable to governmental entities. In the case of each such facility and site, our estimate of remediation liabilities involved an analysis of such factors as: (i) the nature and extent of environmental contamination (if any), (ii) the terms of applicable permits and agreements with regulatory authorities as to cleanup procedures and whether modifications to such permits and agreements will likely need to be negotiated, (iii) the cost of performing anticipated cleanup activities based upon current technology, and (iv) in the case of Superfund and other sites where other parties will also be responsible for a portion of the cleanup costs, the likely allocation of such costs and the ability of such other parties to pay their share. Based upon our analysis of each of the above factors in light of currently available facts and legal interpretations, existing technology, and presently enacted laws and regulations, we estimate that our aggregate liabilities as of December 31, 2004 (as calculated in accordance with generally accepted accounting principles in the United States) for future remediation relating to all of our owned or leased facilities and the Superfund sites for which we have current or potential liability is approximately $148.7 million. We also estimate that it is "reasonably possible" as that term is defined in SFAS No. 5 ("more than remote but less than likely"), that the amount of such total liabilities could be up to $22.0 million greater than such $148.7 million. Future changes in either available technology or applicable laws or regulations could affect such estimates of environmental liabilities. Since our satisfaction of the liabilities will occur over many years and in some cases over periods of 30 years or more, we cannot now reasonably predict the nature or extent of future changes in either available technology or applicable laws or regulations and the impact that those changes, if any, might have on the current estimates of environmental liabilities.

        The following tables show, respectively, as of December 31, 2004, (i) the amounts of such estimated liabilities associated with the types of facilities and sites involved and (ii) the amounts of such estimated liabilities associated with each facility or site which represents at least 5% of the total and with all other facilities and sites as a group.

        Estimates Based on Type of Facility or Site (dollars in thousands):

Type of Facility or Site	Discounted Remedial Liability	% of Total	Discounted Reasonably Possible Additional Losses
Facilities now used in active conduct of our business (16 facilities)	$36,293	24.4%	$7,616
Discontinued CSD facilities not now used in active conduct of our business but acquired because assumption of remedial liabilities for such facilities was part of the purchase price for CSD assets (16 facilities)	92,283	62.0	11,191
Superfund sites owned by third parties on which wastes generated or shipped by the Sellers (or their predecessors) are present (18 sites)	17,929	12.1	1,661
Sites for which we had liabilities prior to the acquisition of CSD assets (4 Superfund sites and 7 other sites)	2,221	1.5	1,491

Total	$148,726	100.0%	$21,959

        Estimates Based on Amount of Potential Liability (dollars in thousands):

Location	Type of Facility or Site	Discounted Remedial Liability	% of Total	Discounted Reasonably Possible Additional Losses
Baton Rouge, LA	Closed incinerator and landfill	$37,824	25.4%	$5,319
Bridgeport, NJ	Closed incinerator	27,537	18.6	3,363
Marine Shale Processors	Potential third party Superfund site	13,413	9.0	1,368
Mercier, Quebec	Open incineration facility and legal proceedings	11,317	7.6	1,149
Roebuck, SC	Closed incinerator	9,523	6.4	834
San Jose, CA	Open treatment, storage, or disposal facilities	7,480	5.0	844
Various	All other incinerators, landfills, wastewater treatment facilities and service centers (35 facilities)	36,899	24.8	8,598
Various	All other Superfund sites (each representing less than 5% of total liabilities) owned by third parties on which wastes generated or shipped by either us or the Sellers (or their predecessors) are present (21 sites)	4,733	3.2	484

Total		$148,726	100.0%	$21,959

        There has been no significant change to discounted reasonably possible additional losses at June 30, 2005 as compared to December 31, 2004.

        Revisions to remedial reserve requirements may result in upward or downward adjustments to income from operations in any given period. We believe that our extensive experience in the environmental services business, as well as our involvement with a large number of sites, provides a reasonable basis for estimating our aggregate liability. It is reasonably possible that legal, technological, regulatory or enforcement developments, the results of environmental studies or other factors could necessitate the recording of additional liabilities and/or the revision of currently recorded liabilities that could be material. The impact of such future events cannot be estimated at the current time.

Liquidity and Capital Resources

  Cash and Cash Equivalents

        We believe that our primary sources of liquidity are cash flows from operations, existing cash, marketable securities previously held, funds available to borrow under the Revolving Facility and anticipated proceeds from assets held for sale. For the six-month period ended June 30, 2005, we generated cash from operations of $9.0 million. As of June 30, 2005, cash and cash equivalents were approximately $50.2 million, funds available to borrow under the Revolving Facility were $28.8 million, and properties held for sale were $8.6 million.

        We intend to use our existing cash and cash flow from operations to provide for our working capital needs, to fund recurring capital expenditures, to fund small acquisitions, and, over the longer term, to reduce our outstanding debt. We anticipate that our cash flow provided by operating activities will provide the necessary funds on a short and long-term basis to meet operating cash requirements. In addition, we project that we will continue to meet our debt covenant requirements for the foreseeable future. As part of the CSD acquisition, we assumed environmental liabilities of the CSD valued at $184.5 million. We performed extensive due diligence investigations with respect to both the amount and timing of such liabilities. We anticipate such liabilities will be payable over many years and that cash flow from operations will generally be sufficient to fund the payment of such liabilities when required. However, events not now anticipated (such as future changes in environmental laws and regulations) could require that such payments be made earlier or in greater amounts than now anticipated, which could adversely affect our cash flow and financial condition.

  Cash Flows for the Six Months ended June 30, 2005

        For the six months ended June 30, 2005, we generated approximately $9.0 million of cash from operating activities. We reported net income for the period of $12.2 million. In addition, we recorded non-cash expenses during this period, which provided sources of funds totaling $19.8 million. These non-cash expenses consisted primarily of $14.4 million for depreciation and amortization and $5.2 million for the accretion of environmental liabilities. Uses of cash for working capital purposes totaled $28.1 million, reduced cash flow from operations by the same amount, and consisted primarily of a $11.3 million decrease in closure, post-closure and remedial liabilities, a $4.3 million decrease in deferred revenue due to increased efficiency of facility operations, a $1.6 million increase in unbilled receivables, a $5.4 million decrease in accounts payable due to the timing of payments made to vendors, and a $3.0 million decrease in income taxes payable. These uses of cash were partially offset by sources of cash from working capital that totaled $5.2 million.

        For the six months ended June 30, 2005, we generated $9.3 million of cash from investing activities. Sources of cash totaled $17.2 million and consisted of the sales of marketable securities of $16.8 million and proceeds from the sale of fixed assets of $0.4 million. Cash used in investing activities totaled $7.9 million and consisted of purchases of property, plant and equipment of $7.0 million and increases in permits of $0.9 million.

        For the six months ended June 30, 2005, our financing activities resulted in a net source of cash of $0.9 million. This consisted primarily of proceeds from the exercise of stock options and employee stock purchase plan of $3.9 million. This source was partially offset by uses of cash from financing activities of $3.0 million that consisted primarily of a decrease in uncashed checks of $1.9 million, payments on capital leases of $0.9 million and dividend payments on our Series B Preferred Stock of $0.1 million.

        We used the cash generated from operating activities of $9.0 million together with the $9.3 million of cash generated from investing activities and $0.9 million generated from financing activities to increase cash on hand by $19.2 million at June 30, 2005 compared to the balance at December 31, 2004.

  Cash Flows for the Year ended December 31, 2004

        For the year ended December 31, 2004, we generated approximately $52.5 million of cash from operating activities. Non-cash expenses, net recorded for the year totaled $46.4 million. These non-cash expenses consisted primarily of $24.1 million for depreciation and amortization, $10.4 million for the accretion of environmental liabilities, refinancing expenses of $7.1 million, $2.3 million for amortization of deferred financing costs and a loss on the embedded derivative of $1.6 million. Other sources of cash totaled $30.4 million which primarily consisted of an increase in other accrued expenses of $11.6 million, an increase in accounts payable of $9.2 million due to the timing of payments made and higher levels of expenses in the fourth quarter of 2004 as compared to the fourth quarter of 2003, a $4.4 million decrease in unbilled accounts receivable due to improvements in the timeliness of billing our customers in 2004 as compared to 2003, and $3.7 million decrease in other assets that was almost entirely due to reclassifying to current prepaid expenses the cash value of a closure and post-closure policy for our Kimball facility. These sources of cash were partially offset by other uses of cash that totaled $27.0 million consisting primarily of a decrease in closure, post-closure and remedial liabilities of $13.0 million relating primarily to expenditures made for such liabilities, an increase in accounts receivable of $6.1 million due to a higher level of revenues in the quarter ended December 2004 compared with the quarter ended December 2003, an increase in prepaid expenses of $4.8 million primarily due to the transfer of the cash value of the closure and post-closure policy for our Kimball facility, a $1.3 million decrease in supplies inventories due primarily to a program initiated in the fourth quarter of 2004 to outsource to a third party the responsibility of stocking supplies at our Site and Technical Services locations, and a $1.1 million decrease in the amount of deferred waste on hand as of December 31, 2004 as compared to December 31, 2003.

        For year ended December 31, 2004, we generated $47.6 million of cash from investing activities. Sources of cash from investing activities totaled $169.3 million and consisted of proceeds from the net sale of restricted investments of $93.2 million that resulted primarily from our no longer being required to post cash collateral for financial assurance for closure and post closure care of our facilities, proceeds from the sale of marketable securities of $73.9 million and proceeds from the sale of fixed assets of $2.2 million. Partially offsetting these sources of cash were uses of cash to acquire property, plant and equipment and permits of $26.6 million, the purchases of marketable securities of $90.7 million and the cost of restricted investment purchased of $4.4 million.

        For the year ended December 31, 2004, we used $75.8 million of cash in our financing activities. Sources of cash from financing activities totaled $149.3 million and consisted almost entirely of the issuance of Senior Secured Notes (net of issue discount) of $148.0 million. This was offset by uses of cash from financing activities that totaled $225.1 million and consisted primarily of repayments of Senior Loans and Subordinated Loans of $107.2 million and $40.0 million, respectively, repayment of the former Revolving Credit Facility of $35.2 million, redemption of the Series C Preferred Stock of $25.0 million, financing costs incurred of $10.3 million, debt extinguishment payments of $3.4 million and dividend payments on the Series B and Series C Preferred Stocks totaling $2.2 million.

        We used the cash generated from investing activities of $47.6 million together with the $52.5 million of cash generated from operations and $0.5 million generated from the favorable foreign exchange impact on cash to fund the financing activities of $75.8 million previously discussed, and to increase the amount of cash on hand by $24.8 million.

  Cash Flows for the Year ended December 31, 2003

        For the year ended December 31, 2003, we generated $38.9 million of cash from operating activities. Non-cash expenses recorded for the year ended December 31, 2003 totaled $43.6 million and consisted primarily of $26.5 million in depreciation and amortization, and $11.1 million in accretion of environmental liabilities. Other sources of cash totaled $29.1 million and consisted primarily of reductions in our accounts receivable of $20.3 million and reductions in our unbilled accounts receivable of $4.5 million. These reductions in accounts receivable and unbilled accounts receivable resulted primarily from resolving certain issues relating to the integration of the former CSD into our operations. Largely offsetting sources of cash were uses of cash that totaled $33.9 million and consisted primarily of the net loss for the year of $17.6 million and $8.3 million in environmental spending for remedial and landfill liabilities.

        For the year ended December 31, 2003, we used approximately $53.0 million of cash in investing activities. This consisted of approximately $34.8 million in capital investment, $20.0 million of which was related to becoming compliant with the new MACT standards, and restricted investments purchased of $34.9 million to support letters of credit for our financial assurance and insurance programs. These uses were partially offset from proceeds of $2.3 million realized from the sale of real estate and equipment that we determined to be surplus, proceeds of $6.6 million generated from the sale of restricted investments, and proceeds of $7.9 million associated with the acquisition of certain CSD assets (of which $7.8 million was a global payment received from Safety-Kleen Corp. in settlement of various issues arising from our acquisition of the CSD assets).

        For the year ended December 31, 2003, we obtained net funds from financing of $5.9 million. Cash from financing activities was $18.5 million, which consisted almost entirely of $17.5 million in net borrowings on our then revolving credit facility. We used cash from financing activities of $18.5 million, together with cash generated from operations of $38.9 million, reductions in cash balances of $7.3 million and the positive effect of exchange rate change on cash of $0.9 million to fund net investing activities of $53.0 million, repay $7.8 million in senior term loans and fund other financing activities of $4.8 million.

The 2004 Refinancing

        Prior to June 30, 2004, we had outstanding a $100.0 million three-year revolving credit facility (the "Revolving Credit Facility"), $115.0 million of three-year non-amortizing term loans (the "Senior Loans") and $40.0 million of five-year non-amortizing subordinated loans (the "Subordinated Loans"). In addition to such financings, we had established a letter of credit facility (the "L/C Facility") under which we could obtain up to $100.0 million of letters of credit by providing cash collateral equal to 103% of the amount of such outstanding letters of credit. On June 30, 2004, we refinanced our debt under the Revolving Credit Facility, the Senior Loans and the Subordinated Loans by issuing $150.0 million of eight-year Senior Secured Notes (the "Senior Secured Notes") and entering into a $30.0 million revolving credit facility (the "Revolving Facility") as described below. Additionally, we replaced the L/C Facility with a synthetic letter of credit facility (the "Synthetic LC Facility") whereby we may obtain up to $90.0 million of letters of credit as described below. The principal terms of the Senior Secured Notes, the Revolving Facility, and the Synthetic LC Facility are as follows:

        Senior Secured Notes.    The Senior Secured Notes were issued under an Indenture dated June 30, 2004 (the "Indenture"). The Senior Secured Notes bear interest at 11.25% and mature on July 15,

2012. The Senior Secured Notes were issued at a $2.0 million discount that resulted in an effective yield of 11.5%. Interest is payable semiannually in cash on each January 15 and July 15.

        The Indenture provides for certain covenants, the most restrictive of which requires us, within 120 days after the close of each twelve-month period ending on June 30 of each year (beginning June 30, 2005) to apply an amount equal to 50% of the period's Excess Cash Flow (as defined below) to either prepay, repay, redeem or purchase first-lien obligations under the Revolving Facility and Synthetic LC Facility or to make offers ("Excess Cash Flow Offers") to repurchase of all or part of the then outstanding Senior Secured Notes at an offering price equal to 104% of their principal amount plus accrued interest. "Excess Cash Flow" is defined in the Indenture as Consolidated EBITDA (which the Indenture defines in the same manner as "Adjusted EBITDA" is defined in footnote (8) under "Selected Historical Consolidated Financial Data" elsewhere in this prospectus) less interest expense, all taxes paid or accrued in the period, capital expenditures made in cash during the period, and all cash spent on environmental monitoring, remediation or relating to environmental liabilities of ours.

        Excess Cash Flow for the twelve months ended June 30, 2005 was $29.5 million, and we had at June 30, 2005, no outstanding first-lien obligations which were then payable under the Revolving Facility or Synthetic LC Facility. Accordingly, on September 27, 2005, we sent an Excess Cash Flow Offer to the holders of our outstanding Senior Secured Notes offering to purchase Senior Secured Notes in the amount of 50% of the Excess Cash Flow generated during the twelve-month period ended June 30, 2005. However, during the six-month period ended June 30, 2005, the market price of the Senior Secured Notes was consistently, and is now, in excess of the 104% of principal amount plus accrued interest at which we are required and permitted by the Indenture and the Credit Agreement to make Excess Cash Flow Offers for outstanding Senior Secured Notes. It therefore now appears unlikely that any holders of Senior Secured Notes will accept our Excess Cash Flow Offer prior to the expiration of such offer on October 31, 2005. To the extent the Note holders do not accept such Offer, the Excess Cash Flow earned through June 30, 2005, will not be included in the amount of Excess Cash Flow earned in subsequent periods. However, the Indenture's requirement to make Excess Cash Flow Offers in respect of Excess Cash Flow earned in subsequent twelve-month periods will remain in effect.

        Revolving Facility.    Both the Revolving Facility and the Synthetic LC Facility were established under a Loan and Security Agreement dated June 30, 2004 (the "Credit Agreement") among us, Fleet Capital Corporation as agent for the Revolving Lenders thereunder, Credit Suisse First Boston as agent for the letter of credit facility lenders (the "LC Facility Lenders") thereunder, and certain other parties. The Revolving Facility allows us to borrow up to $30.0 million in cash, based upon a formula of eligible accounts receivable. This total is separated into two lines of credit, namely a line for us and our U.S. subsidiaries equal to $24.7 million and a line for our Canadian subsidiaries of $5.3 million. The Revolving Facility also allows us to have issued up to $10.0 million of letters of credit, with the outstanding amount of such letters of credit reducing the maximum amount of borrowings permitted under the Revolving Facility. At June 30, 2005, we had no borrowings and $1.2 million of letters of credit outstanding under the Revolving Facility, and we had approximately $28.8 million available to borrow. Amounts outstanding under the Revolving Facility bear interest at an annual rate of either the U.S. or Canadian prime rate or the Eurodollar rate (depending on the currency of the underlying loan) plus 1.50%. The Credit Agreement requires us to pay an unused line fee of 0.125% per annum on the unused portion of the Revolving Facility. The Revolving Facility matures on June 30, 2009.

        Under the Credit Agreement, we are required to maintain a maximum Leverage Ratio (as defined below) of no more than 2.50 to 1.0 for each of the four-quarter periods ended June 30, 2005 through March 31, 2006. The maximum leverage ratio is then reduced in approximately equal increments to no more than 2.30 to 1.0 for the four-quarter period ending December 31, 2008, and to no more than 2.25 to 1.0 for each succeeding quarter. The Leverage Ratio is defined as the ratio of our consolidated indebtedness to our Consolidated EBITDA (which the Credit Agreement defines in the same manner as "Adjusted EBITDA" is defined in footnote (8) under "Selected Historical Consolidated Financial

Data" elsewhere in this prospectus) achieved for the latest four-quarter period. For the four-quarter period ended June 30, 2005, the Leverage Ratio was 1.55 to 1.0, which was within covenant.

        We are also required under the Credit Agreement to maintain a minimum Interest Coverage Ratio (as defined below) of not less than 2.70 to 1.0 for each of the four-quarter periods ended June 30, 2005 through December 31, 2005. The minimum interest coverage ratio then decreases in approximately equal increments, to not less than 2.85 to 1.0 for the four-quarter period ending December 31, 2007, and not less than 3.00 to 1.0 for each succeeding four-quarter period. The Interest Coverage Ratio is defined as the ratio of our Consolidated EBITDA to our consolidated interest expense. For the four-quarter period ended June 30, 2005, the Interest Coverage Ratio was 3.78 to 1.0, which was within covenant.

        We are also under the Credit Agreement required to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0 for each four-quarter period. For the period ended June 30, 2005, our fixed charge coverage ratio was 2.12 to 1.0, which was within covenant.

        Synthetic LC Facility.    The Synthetic LC Facility provides that Credit Suisse First Boston (the "LC Facility Issuing Bank") will issue up to $90.0 million of letters of credit at our request. The LC Facility requires that the LC Facility Lenders maintain a cash account (the "Credit-Linked Account") to collateralize our outstanding letters of credit. Should any such letter of credit be drawn in the future and we fail to satisfy our reimbursement obligation, the LC Facility Issuing Bank would be entitled to draw upon the appropriate portion of the $90.0 million in cash which the LC Facility Lenders under the Credit Agreement have deposited into the Credit-Linked Account. Acting through the LC Facility Agent, the LC Facility Lenders would then have the right to exercise their rights as first-priority lien holders (second-priority as to receivables) on substantially all of our assets and the assets of our domestic subsidiaries. We have no right, title or interest in the Credit-Linked Account established under the Credit Agreement for purposes of the Synthetic LC Facility. We are required to pay (i) a quarterly participation fee at the annual rate of 5.35% of the average daily balance in the Credit-Linked Account and (ii) a quarterly fronting fee at the annual rate of 0.30% of the average daily aggregate amount of letters of credit outstanding under the Synthetic LC Facility. At June 30, 2005, letters of credit outstanding under the Synthetic LC Facility were $89.2 million. The term of the Synthetic LC Facility will expire on June 30, 2009.

Proposed 2005 Refinancing

        During the fourth quarter of 2005, we plan to issue 2,000,000 shares of common stock, and we estimate that the net proceeds from that offering, after deduction of underwriting discounts and expenses, will be approximately $        million. We intend to use these net proceeds, together with a portion of the $12.5 million of the net proceeds we received in October 2005 from exercise of our previously outstanding common stock purchase warrants, to redeem $52.5 million principal amount of our Senior Secured Notes and pay prepayment penalties and accrued interest of approximately $8.6 million in connection with such redemption.

        Concurrent with and contingent upon the closing of such offering of common stock, we plan to amend and restate our current Credit Agreement to provide for a new revolving credit facility (the "Amended Revolving Facility"). Although changes in market conditions or changes in our results of operations or financial condition could cause revision to the proposed terms or result in our being unable to amend and restate the current Revolving Facility, we now anticipate that the primary changes between the Revolving Facility and the Amended Revolving Facility will be that (i) the facility will increase from the $30.0 million Revolving Facility to a $70.0 million Amended Revolving Facility and (ii) the Amended Revolving Facility will allow us to issue $50.0 million in letters of credit, compared to the $10.0 million that we are allowed to issue under the Revolving Facility, at an annual fee of 1.5%.

        Concurrent with and contingent upon the closing of such offering of common stock, we also plan to amend and restate our current Credit Agreement to provide for a new synthetic letter of credit facility (the "Amended Synthetic LC Facility"). Although changes in market conditions or changes in our results of operations or financial condition could cause revision to the proposed terms or result in our being unable to amend and restate the current Synthetic LC Facility, we now anticipate that the primary changes between the Synthetic LC Facility and the Amended Synthetic LC Facility will be that (i) the facility will decrease from the $90.0 million Synthetic LC Facility to a $50.0 million Amended Synthetic LC Facility, and (ii) the 5.35% annual participation fee that we are required to pay under the Synthetic LC Facility will be reduced to an annual rate of approximately 3.10% under the Amended Synthetic LC Facility.

Redemption of Series C Preferred Stock

        Prior to June 30, 2004, we had outstanding 25,000 shares of Series C Convertible Preferred Stock, $0.01 par value ("Series C Preferred Stock"). The Series C Preferred Stock was entitled to receive dividends at an annual rate of 6.0% (such dividends were paid in cash through March 2003 and thereafter accrued and compounded through the redemption date). We issued the Series C Preferred Stock for $25.0 million on September 10, 2002, and incurred $2.9 million of issuance costs. We determined that the Series C Preferred Stock should be recorded on our financial statements as though the Series C Preferred Stock consisted of two components, namely: (i) non-convertible redeemable preferred stock (the "Host Contract") with a 6.0% annual dividend and (ii) an embedded derivative (the "Embedded Derivative") which reflected the right of the holders of the Series C Preferred Stock to convert into our common stock on the terms set forth in the Series C Preferred Stock. The Series C Preferred Stock reported on our consolidated balance sheet consisted only of the value of the Host Contract (less the issuance costs) plus the amount of accretion in the value of the Host Contract which had been recorded through the balance sheet date with regard to the discount which was originally recorded for the Host Contract, plus the amount of accretion for issuance costs and accrued dividends. Such discount and issuance costs were being accreted over the life of the Series C Preferred Stock, with such accretion being recorded as a reduction in additional paid-in-capital. During the period from January 1 through June 30, 2004, we recorded accretion on the discount and issuance costs of the Series C Preferred Stock of $0.7 million. For the six-month period ended December 31, 2004, no accretion was recorded because of the redemption of the Series C Preferred Stock on June 30, 2004. For the year ended December 31, 2003, the amount of accretion recorded as a reduction to additional paid-in capital was $1.3 million. For the year ended December 31, 2002, we recorded in Other Long-term Liabilities the fair value of the Embedded Derivative and periodically marked that value to market. As of December 31, 2003, the market value of the Embedded Derivative was determined to be $9.6 million, and we recorded $0.4 million of Other Expense during 2003 to adjust the carrying value of the Embedded Derivative to fair value. As noted below, on June 30, 2004 we redeemed the Series C Preferred Stock. At that time, the market value of the Embedded Derivative was determined to be $11.2 million and we recorded other expense of $1.6 million through June 30, 2004 to reflect such adjustment.

        On June 30, 2004, we redeemed the Series C Preferred Stock for $25.0 million in cash and paid accrued dividends of $2.0 million. The difference between the $25.0 million paid and the carrying amount of the Series C Preferred Stock of $17.2 million on June 30, 2004 was charged to additional paid-in capital. In addition, we issued warrants to purchase 2.8 million shares of our common stock, and we paid $0.4 million of cash in lieu of warrants for certain other conversion rights of the holders of the Series C Preferred Stock. The warrants issued are exercisable at $8.00 per common share and expire on September 10, 2009. We settled the $11.2 million Embedded Derivative liability through the issuance of the 2.8 million warrants (which we valued using the Black-Scholes option pricing model at $9.2 million) together with the $0.4 million of cash that was paid in lieu of warrants, which resulted in a gain on the settlement of the Embedded Derivative of $1.6 million. The gain on the settlement of the

Embedded Derivative was recorded as a reduction to refinancing-related expenses. The value of the warrants issued of $9.2 million was credited to additional paid-in capital. Because of the redemption of the Series C Preferred Stock on June 30, 2004, we will not be required to make mark-to-market adjustments to our reported income (loss) associated with the Embedded Derivative for any period subsequent to June 30, 2004.

Contractual Obligations

        The following table has been included to assist the reader in analyzing our debt and similar obligations as of June 30, 2005 and our ability to meet such obligations (in thousands):

			Payments Due by Period
Contractual Obligations	Total	Remaining 6 months	2006 + 2007	2008 + 2009	2010 and beyond
Closure, post-closure and remedial liabilities	$175,390	$6,841	$30,901	$33,210	$104,438
Long-term debt	150,000	—	—	—	150,000
Interest on long-term obligations	119,935	8,524	34,151	34,254	43,006
Capital leases	5,986	1,014	3,299	1,338	335
Operating leases	26,569	4,946	12,220	7,252	2,151

Total contractual obligations	$477,880	$21,325	$80,571	$76,054	$299,930

        The current fair value of the closure, post-closure and remedial liabilities of $175.4 million is net of discounting of $161.7 million and $80.5 million of closure and post-closure liabilities to be provided over the remaining site lives.

        The following table has been included to assist the reader in understanding other contractual obligations we had as of June 30, 2005 and our ability to meet these obligations (in thousands):

			Payments Due by Period
Other Commercial Commitments	Total	Remaining 6 months	2006 + 2007	2008 + 2009	2010 and beyond
Standby letters of credit	$90,343	$90,343	$—	$—	$—

Total commercial commitments	$90,343	$90,343	$—	$—	$—

        We obtained substantially all of the standby letters of credit described in the above table as security for financial assurance obligations which we were required to provide to regulatory bodies for the hazardous waste facilities and which would be called only in the event that we failed to satisfy closure, post-closure and other obligations under the permits issued by those regulatory bodies for such licensed facilities. As further discussed above under "The 2004 Refinancing," we obtained substantially all of the standby letters of credit described in the above table under our synthetic letter of credit facility (the "Synthetic LC Facility"). The Synthetic LC Facility provides that Credit Suisse First Boston (the "LC Facility Issuing Bank") will issue up to $90.0 million of letters of credit at our request. The LC Facility requires that the LC Facility Lenders maintain a cash account (the "Credit-Linked Account") to collateralize our outstanding letters of credit. Should any such letter of credit be drawn in the future and we fail to satisfy our reimbursement obligation, the LC Facility Issuing Bank would be entitled to draw upon the appropriate portion of the $90.0 million in cash which the LC Facility Lenders under the Credit Agreement have deposited into the Credit-Linked Account. Acting through the LC Facility Agent, the LC Facility Lenders would then have the right to exercise their rights as first-priority lien holders (second-priority as to receivables) on substantially all of the assets of Clean Harbors, Inc. and our domestic subsidiaries.

  Off-Balance Sheet Arrangements

        Except for our obligations under operating leases and letters of credit described above and performance obligations incurred in the ordinary course of business, we are not now party to any off-balance sheet arrangements involving guarantee, contingency or similar obligations to entities whose financial statements are not consolidated with our results and that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors in our securities.

  Capital Expenditures

        We anticipate that 2005 capital spending will be between $25.0 million and $30.0 million of which $1.0 million relates to complying with environmental regulations.

Stockholder Matters

        Stockholders' equity was $26.4 million at June 30, 2005, or $1.54 per weighted average share outstanding, compared to $11.0 million at December 31, 2004, or $0.78 per weighted average share outstanding. Stockholders' equity increased due to the profit for the six months ended June 30, 2005 of $12.2 million, and increases related to the exercise of stock options and stock purchases under the employee stock purchase plan that totaled $3.9 million. Primarily offsetting these increases to stockholders' equity were decreases due to the unfavorable effects of foreign currency translation of $0.7 million and dividends declared on the Series B Preferred Stock of $0.1 million.

        As described under "Use of Proceeds" and "Description of Certain Indebtedness" elsewhere in this prospectus, we plan during the fourth quarter of 2005 to (i) sell 2,000,000 shares of our common stock, (ii) redeem $52.5 million principal amount of our outstanding 11 1/4% senior secured notes due 2012 and pay prepayment penalties and accrued interest of approximately $8.6 million in connection with such redemption, (iii) write-off the $0.6 million of unamortized discount relating to the redeemed senior secured notes, (iv) write-off $1.8 million of deferred financing fees relating to the redeemed senior secured notes, and (v) write-off an aggregate of $2.4 million of deferred financing fees, and incur $1.7 million of new financing fees, associated with the amendment and restatement of our existing revolving credit and synthetic letter of credit facilities concurrently with the sale of the common stock. If we are able to complete these proposed transactions on the terms there described, our stockholders' equity as of June 30, 2005 would increase on a pro forma basis, after giving effect to such transactions and to our issuance in October 2005 of 1,559,250 shares of our common stock upon exercise of previously outstanding common stock purchase warrants, from $26.4 million to $90.7 million. See "Capitalization" elsewhere in this prospectus.

        On May 18, 2005, we filed Restated Articles of Organization with the Massachusetts Secretary of State. As of the date of these Restated Articles of Organization, the Series B Convertible Preferred Stock is our only series of preferred stock which remains authorized and outstanding. As a result of the filing, the authorized shares of common stock increased from 20,000,000 to 40,000,000, the authorized shares of Series A Convertible Preferred Stock decreased from 894,585 to zero and the authorized shares of Series C Convertible Preferred Stock decreased from 25,000 to zero. Our current authorized number of shares is 40,000,000 for common stock and 1,080,415 for preferred stock (of which 156,416 have been designated as Series B Convertible Preferred Stock).

        Our stockholders' equity was $11.0 million at December 31, 2004, or $0.78 per weighted average share outstanding, compared to $7.7 million at December 31, 2003, or $0.57 per weighted average share outstanding. Stockholders' equity increased due to the issuance of warrants valued at $9.2 million, earnings for the year ended December 31, 2004 of $2.6 million, the favorable effect of foreign currency translation of $2.2 million and increases primarily related to the exercise of stock options and stock purchases under the employee stock purchase plan that totaled $0.9 million. These increases to stockholders' equity were partially offset by the loss on redemption of the Series C Preferred Stock of $9.9 million, the dividends declared on the Series B and C Preferred Stock of $1.0 million, and the accretion of the Series C Preferred Stock discount and issuance costs of $0.7 million.

        Our stockholders' equity was $7.7 million at December 31, 2003, or $0.57 per weighted average share outstanding, compared to $20.4 million at December 31, 2002, or $1.67 per weighted average share outstanding. Stockholders' equity decreased due the loss for the year ended December 31, 2003 of $17.6 million, the dividends declared on the Series B and Series C Preferred Stock of $1.7 million, and the accretion of the discount and issuance costs of the Series C Preferred Stock of $1.3 million. These decreases to stockholders' equity were partially offset by the favorable effects of foreign currency translation of $6.8 million, and increases primarily related to the exercise of stock options and stock purchases under the employee stock purchase plan that totaled $1.1 million.

        In connection with the issuance on April 30, 2001 of Subordinated Notes (that were repaid in September 2002), we issued warrants to purchase 1,519,020 shares of common stock exercisable at $0.01 per share and expiring on April 30, 2008. The proceeds from the issuance of the Subordinated Notes and warrants were allocated based on the relative fair value of the warrants and Subordinated Notes. During the year ended December 31, 2002, warrants for 281,212 shares were exercised, 892 warrants were cancelled upon net exercise, and 1,236,916 warrants remained outstanding at December 31, 2002. During the year ended December 31, 2003, warrants for 1,236,010 shares were exercised, 906 warrants were cancelled upon net exercise, and no warrants remained outstanding at December 31, 2003.

        As described above under "Redemption of Series C Preferred Stock," on June 30, 2004, we issued warrants to purchase 2.8 million shares of our common stock and paid $0.4 million of cash in lieu of warrants for certain other conversion rights of the holders of our previously outstanding Series C Preferred Stock. The warrants issued are exercisable at $8.00 per common share and expire on September 10, 2009. As of December 31, 2004, there were 2,775,000 warrants outstanding. On February 11, 2005, warrants for 717,060 shares were exercised in a cashless exercise that resulted in the issuance of 420,571 shares of common stock and cancellation of 294,489 warrants as payment of the exercise price of the issued shares. In October 2005, warrants for an aggregate of 1,559,250 shares were exercised for $12,474,000 in cash. As of October 14, 2005, warrants for 498,690 shares remained outstanding.

        On February 16, 1993, we issued 112,000 shares of Series B Convertible Preferred Stock, $0.01 par value ("Series B Preferred Stock"), for the acquisition of our Spring Grove facility. The liquidation value of each share of Series B Preferred Stock is the liquidation preference of $50.00 plus unpaid dividends. Series B Preferred Stock may be converted by the holder into common stock at a conversion rate which, as of December 31, 2004, was equal to $16.45 per share and is subject to customary antidilution adjustments. There is no expiration date associated with the conversion option. We have the option to redeem the Series B Preferred Stock at the liquidation preference plus any accrued dividends with no redemption premium. Each share of Series B Preferred Stock entitles its holder to receive a cumulative annual cash dividend of $4.00 per share, or at our election, a common stock dividend of equivalent value. On October 19, 2004, 42,000 shares of Series B Preferred Stock were converted into 127,680 shares of common stock. As of December 31, 2004, we had 70,000 shares of Series B Preferred Stock outstanding.

        Dividends on the Series B Preferred Stock are payable on the 15th day of January, April, July and October, at the rate of $1.00 per share, per quarter. Due to loan covenant restrictions, we paid the third and fourth quarter 2003 and the first and second quarter 2004 dividends in equivalent value of common stock. Dividends for other quarters included in the years ended December 31, 2004, 2003 and 2002 and the six months ended June 30, 2005 were paid in cash.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which was revised in December 2003 as FIN 46R. FIN 46R further explains how to identify a Variable Interest Entity ("VIE") and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interest and results of that VIE in its financial statements. FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special purpose entities. FIN 46R had no material impact on our results of operations since we have no special purpose entities.

        In December 2003, the FASB issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," to improve financial statement disclosure for defined benefit plans. This statement requires additional disclosures about the assets (including plan assets by category), obligations and cash flows of defined pension plans and other defined benefit postretirement plans. It also requires reporting of various elements of pension and other postretirement benefit costs on a quarterly basis. Generally, the disclosure requirements are effective for interim periods beginning after December 15, 2003; however, information about foreign plans is effective for fiscal years ending after June 15, 2004. We adopted the revised SFAS No. 132 effective December 31, 2004. See Note 22 to our audited financial statements for the three years ended December 31, 2004, for further discussion of employee benefit plans.

        In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supercedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables." The issuance of SAB 104 reflects the concepts contained in EITF 00-21. The other revenue recognition concepts contained in SAB 101 remain largely unchanged. The issuance of SAB 104 did not have a material impact on our results of operations, financial position or cash flows.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We expect that the adoption of SFAS No. 151 will not have a material impact on our results of operations, financial position or cash flows.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 amends Accounting Principles Board ("APB") Opinion No. 29, by eliminating the exception to the basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. This Statement eliminates the exception and replaces it with a general exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on our results of operations, financial position or cash flows.

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires companies to report compensation cost relating to share-based payment transactions to be recognized in financial statements. That cost will be measured based upon the fair value of the equity or liability instruments issued. On March 29, 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 107, "Share-Based Payment," that expresses the views of the SEC staff regarding the application of SFAS No. 123(R). We are studying the Statement and the Bulletin. The Statement will increase our compensation expense starting January 1, 2006.

        In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Assets Retirements Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and or method of settlement are conditional on a future event that may or may not be within the control of the entity. Furthermore, the uncertainty about the timing and or method of settlement of a conditional asset retirement obligations should be factored into the measurement of the liability when sufficient information exists. FIN 47 clarifies that an entity is required to recognize the liability for the fair value of a conditional asset when incurred if the liability's fair value can be reasonably estimated. We are studying FIN 47 and have not determined what effect, if any, FIN 47 will have on our results of operations, financial condition or cash flows. We will implement FIN 47 effective January 1, 2006.

        In June 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. Because the Statement relates to corrections of errors and changes in accounting that could occur in future periods, we cannot now predict what effect, if any, the statement will have on future results of operations.

BUSINESS

        Clean Harbors, Inc. through its subsidiaries (hereinafter collectively referred to as "Clean Harbors" or "we" or "our") is one of the largest providers of environmental services and the largest operator of non-nuclear hazardous waste treatment facilities in North America based on 2003 industry reports. We service approximately 55% of North America's commercial hazardous incineration volume, 17% of North America's hazardous landfill volume, and are the industry leader in total hazardous waste disposal facilities. We provide services and solutions to a diversified industry base with over 45,000 customers, including more than 175 Fortune 500 companies, in the United States, Canada, Mexico and Puerto Rico. We perform environmental services through a network of more than 100 service locations, and operate five incineration facilities, nine commercial landfills, seven wastewater treatment operations, and 20 treatment, storage and disposal facilities, or TSDFs, as well as five PCB management facilities and two oil and used oil products recycling facilities. We can provide low cost solutions to our customers due to our large scale, industry knowledge, recent cost cutting and productivity-enhancing initiatives, and ability to internalize our waste streams.

        The wastes that we handle include materials that are classified as "hazardous" because of their unique properties, as well as other materials subject to federal and state environmental regulation. We provide final treatment and disposal services designed to manage hazardous and non-hazardous wastes, which cannot be economically recycled or reused. We transport, treat and dispose of industrial wastes for commercial and industrial customers, health care providers, educational and research organizations, other environmental services companies and governmental entities.

        Clean Harbors, Inc. was incorporated in Massachusetts in 1980 and its principal offices are located in Braintree, Massachusetts. The Company's shares of common stock trade on the Nasdaq National Market under the symbol "CLHB."

Acquisition

        Effective September 7, 2002, we purchased from Safety-Kleen Services, Inc., or the Seller, and certain of the Seller's domestic subsidiaries (collectively, the "Sellers"), substantially all of the assets of the Chemical Services Division, or CSD, of Safety-Kleen Corp., or Safety-Kleen. The sale included the operating assets of certain of the Seller's subsidiaries in the United States and the stock of five of the Seller's subsidiaries in Canada, or the CSD Canadian Subsidiaries. The sale was made pursuant to a Sale Order issued on June 18, 2002 by the Bankruptcy Court for the District of Delaware as part of the proceedings under Chapter 11 of the Bankruptcy Code in which Safety-Kleen and its domestic subsidiaries (including the Sellers) had been operating since June 2000 as debtors in possession. The Sale Order authorized the sale of the assets of the CSD to Clean Harbors free and clear of all liens, claims, encumbrances and interests except for certain liabilities and obligations we assumed as part of the purchase price.

        The assets of the CSD (including the assets of the CSD Canadian Subsidiaries) which we acquired consist primarily of 44 hazardous waste treatment and disposal facilities including, among others, 22 TSDFs (six of which we have since closed), six wastewater treatment facilities (one of which we have since closed), nine commercial landfills, and four incineration facilities. Such facilities are located in 30 states, Puerto Rico, six Canadian provinces and Mexico. The most significant of such facilities include landfills in Buttonwillow, California with approximately 10.0 million cubic yards of remaining capacity, in Lambton, Ontario with approximately 8.9 million cubic yards of remaining capacity which is the largest of the total of three hazardous waste landfills in Canada, and in Waynoka, Oklahoma with approximately 1.5 million cubic yards of remaining capacity; and incinerators in Deer Park, Texas, which is the largest hazardous waste incineration facility in the United States, and in Aragonite, Utah. Additional significant facilities are the incinerators in Mercier, Quebec and in Lambton, Ontario.

        The primary reasons for the acquisition of the CSD assets were to broaden our disposal capabilities and geographic reach, particularly in the West Coast and Southwest regions of the United States, in Canada and in Mexico, and to significantly expand our network of hazardous waste disposal facilities. In addition, we believed that the acquisition of the CSD's hazardous waste facilities in new geographic areas would allow us to expand our site and industrial services. The performance of site and industrial services often involves hazardous waste disposal components that potentially increase the utilization and profitability of our facilities. Finally, we believed that the acquisition would result in significant cost savings by allowing us to internally treat and dispose of hazardous waste for which we previously paid third parties because we lacked the facilities required to dispose of the waste internally.

Industry

        According to industry reports, the hazardous waste disposal market in North America is in excess of $2.0 billion. We also service the much larger industrial maintenance market. The $2.0 billion estimate does not include the industrial maintenance market, except to the extent that the costs of disposal of hazardous wastes generated as a result of industrial maintenance are included.

        There are substantial barriers to entry into the hazardous waste management industry including high regulatory compliance costs and expertise, the arduous federal, state, provincial and local permitting processes for new disposal facilities, and the requirement for an extensive asset network, operating knowledge and major capital expenditures to purchase or construct new disposal facilities. As a result, no new hazardous waste incinerators or hazardous waste landfills have commenced commercial operations in North America in the last decade. We believe that industry fundamentals are improving. Capacity has been reduced in recent years causing stabilization in pricing, and new regulatory requirements have increased in-house disposal costs and outsourcing. Furthermore, customers are using fewer providers for their hazardous waste treatment and disposal needs as they seek to limit their outside vendors and the number of facilities in which their hazardous waste materials are disposed.

        The hazardous waste management industry was "created" in 1976 with the passage of the Resource Conservation and Recovery Act, or RCRA. RCRA requires waste generators to distinguish between "hazardous" and "non-hazardous" wastes, and to treat, store and dispose of hazardous waste in accordance with specific regulations. This new regulatory environment, combined with strong economic growth, increased corporate concern surrounding environmental liabilities, and early-stage industry dynamics contributed to growth in the industry. The largest generators of hazardous waste materials are companies in the chemical, petrochemical, primary metals, paper, furniture, aerospace and pharmaceutical industries. Hazardous waste types processed or transported include flammables, combustibles and other organics, acids and caustics, cyanides and sulfides, solids and sludge, industrial wastewaters, items containing PCBs (such as utility transformers), and medical waste.

        In the mid to late 1990s, the hazardous waste management industry was characterized by overcapacity, minimal regulatory advances and pricing pressure. However, since 2001, over one-third of all North American commercial incineration capacity has been eliminated, and we believe that competition has been reduced through consolidation and that new regulations have increased the overall barriers to entry. Underscoring these trends, we believe that the number of major industry participants in the North American hazardous waste sector has declined from over 20 in the early 1990s to only five major participants today. Since the mid 1990s, approximately 500,000 tons of incineration capacity has been eliminated as eight major incinerators were deactivated, substantially increasing average capacity utilization. Additionally, new Maximum Achievable Control Technologies, or MACT, standards have been implemented, which we believe will increase compliance costs and drive increased outsourcing of incineration as customers with captive (i.e., in-house and non-commercial) incinerators choose to outsource rather than make the substantial investment in their facilities which would be required to achieve compliance.

        The environmental services industry today includes a broad range of services including the following:

  •
  Collection, Transportation and Logistics Management—specialized handling, packaging, transportation and disposal of industrial waste, laboratory quantities of hazardous chemicals, household hazardous wastes, and pesticides;

  •
  Incineration—the preferred method for treatment of organic hazardous waste because it effectively destroys the contaminants;

  •
  Landfill Disposal—used primarily for the disposal of inorganic wastes;

  •
  Physical Waste Treatment—used to reduce the volume or toxicity of waste or make it suitable for further treatment, reuse, or disposal;

  •
  Resource Recovery and Fuels Blending—removes contaminants to restore fitness for an intended purpose and to reduce the volume of waste;

  •
  Wastewater Treatment—separates wastes including industrial liquid wastes containing heavy metals, organics and suspended solids through physical and chemical treatment so that the treated water can be discharged into local sewer systems under permits; and

  •
  Site Services—includes the maintenance of industrial facilities and equipment such as recurring cleaning in order to continue operations, maintain and improve operating efficiencies, and satisfy safety requirements; the planned cleanup of hazardous waste sites and the cleanup of accidental spills and discharges, such as those resulting from transportation accidents; and the cleanup and restoration of buildings, equipment, and other sites and facilities that have been contaminated.

        The collection and disposal of solid and hazardous wastes are subject to local, state, provincial and federal requirements and regulations, which regulate health, safety, the environment, zoning and land-use. Included in these regulations is the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, of the United States. CERCLA holds generators and transporters of hazardous substances, as well as past and present owners and operators of sites where there has been a hazardous release, strictly, jointly and severally liable for environmental cleanup costs resulting from the release or threatened release. Canadian companies are regulated under similar regulations, but the responsibility and liability associated with the waste passes from the generator to the transporter or receiver of the waste, in contrast to provisions of CERCLA.

Competitive Strengths

  •
  Leading Provider of Hazardous Waste Services and Disposal—We are one of the largest providers of environmental services and the largest operator of non-nuclear hazardous waste treatment facilities in North America based on 2003 industry reports. We operate, in the aggregate, the largest number of incinerators, hazardous waste landfills, wastewater treatment facilities and TSDFs in North America, and provide multi-faceted and low cost services to a broad mix of customers. We attract and better serve our customers because of our capabilities and the size, scale and geographic location of our assets, which allow us to serve multiple locations. Finally, as our collections of waste increase, our size allows us to increase our cash flow and earnings as we can internalize a greater volume of waste in our incinerators and landfills.

  •
  Large and Diversified Customer Base—We service over 175 of the Fortune 500 companies and more than 45,000 customers overall, including commercial and industrial customers, health care providers, educational and research organizations, other environmental services companies and governmental entities. This diversification limits our exposure to any one customer or industry and reduces credit exposure to higher risk customers.

  •
  Stable and Recurring Revenue Base—We have long-standing relationships with our customers, averaging 15 years with our top ten customers. Our diversified customer base also provides stable and recurring revenues as a majority of our revenues are derived from previously served customers with recurring needs for our services. In addition, the costs to our customers of switching providers are high. This is due to many customers' desire to audit disposal facilities prior to their qualification as approved sites and to limit the number of facilities to which their wastes are shipped in order to reduce their potential liability under U.S. environmental regulations. We have been selected as an approved vendor by large generators of waste because we possess comprehensive collection, recycling, treatment, transportation, disposal, and waste tracking capabilities and have the expertise necessary to comply with applicable environmental laws and regulations. Those customers who have selected us as an approved vendor often continue to use our services.

  •
  Comprehensive Service Capabilities—Our comprehensive service offerings allow us to act as a full service provider to our customers. Our full service orientation creates incremental revenue growth as customers seek to minimize the number of outside vendors and demand "one-stop" service providers. Our expanded geographic coverage maximizes the number of customer facilities that we can service.

  •
  Integrated Network of Assets—We have the most extensive collection of incinerators, landfills, treatment facilities and TSDFs in North America. Our broad network enables us to effectively handle a waste stream from origin through disposal and to efficiently direct and internalize our waste streams to reduce costs.

  •
  Regulatory Compliance—We have recently made substantial capital investments in our facilities to ensure that they are in substantial compliance with current federal, state, provincial and local regulations. Companies that rely on in-house disposal may find the current regulatory requirements to be too capital-intensive or complicated, and may choose to outsource many of their hazardous waste disposal needs.

  •
  Effective Cost Management—Our significant scale allows us to maintain low costs through standardized compliance procedures, significant purchasing power, extensive research and development capabilities and our ability to efficiently utilize logistics and transportation to economically direct waste streams. We also have the ability to internalize the substantial majority of all hazardous waste that we process in our own disposal assets. Finally, we are committed to reducing costs and have significantly reduced headcount and other operating costs since our acquisition of the CSD assets.

  •
  Proven and Experienced Management Team—Our 15 executive officers collectively have over 225 years of experience in the environmental services industry. Our Chief Executive Officer founded our Company in 1980, and the average tenure of the 14 other members of the executive management team exceeds 14 years.

Business Strategy

        Our strategy is to develop and maintain ongoing relationships with a diversified group of customers who have recurring needs for environmental services. We strive to be recognized as the premier supplier of a broad range of value-added environmental services based upon quality, responsiveness, customer service, information technologies, breadth of product offerings and cost effectiveness.

  •
  Improve Utilization of Existing Waste Facilities—We currently operate an extensive network of hazardous waste management properties and have made substantial investments in these facilities to date, which will provide us with significant operating leverage as volumes increase. In addition, there are opportunities to expand waste handling capacity at these facilities by modifying the terms of the existing permits and by adding capital equipment and new technology. Through selected permit modifications, we can expand the range of treatment services offered to our customers without the large capital investment necessary to acquire or build new waste management facilities.

  •
  Focus on Cost Reductions—We continually seek to increase efficiency and to reduce costs in our business. Since the acquisition of the CSD assets, we have significantly reduced headcount and other operating costs through enhanced technology, process reengineering and more stringent expense management.

  •
  Capitalize on Outsourcing and Demand for Service Provider Consolidation —We believe that our large industrial customers increasingly require a comprehensive range of environmental services to be provided by a smaller number of service providers. This trend should place smaller operators at a competitive disadvantage due to their size and limited financial resources. Furthermore, many of our customers are seeking to focus on their core competencies and are outsourcing their hazardous waste disposal needs. New environmental regulations, such as the MACT standards, have significantly increased regulatory compliance costs, leading to a decrease in captive incinerator capacity and additional outsourcing as these customers choose to shut down their incinerators rather than invest substantial capital like we have invested in our facilities. We seek to work with our customers to handle a greater amount of their hazardous waste disposal needs arising from these outsourcing trends and to capitalize on the demand for the expanded portfolio of environmental services that we offer.

  •
  Expand Network of Service Centers—We believe that the Site Services Division has a competitive advantage, particularly in areas where service centers are located at or near a TSDF. We currently operate 20 TSDFs and more than 100 service locations. By opening additional service centers in close proximity to the TSDFs we now operate, we believe that we can, with minimal capital expenditures, increase our market share within the site services segment of the waste disposal market. We believe much of this additional waste can be sent to our existing facilities at competitive transportation costs thereby increasing utilization and enhancing overall profitability.

  •
  Develop New Services and Penetrate the Industrial Maintenance Services —Industrial waste customers continue to demand alternatives to traditional waste disposal in order to increase recycling and reclamation activities and to minimize the end disposal of hazardous waste. We plan to utilize our technological expertise and track record of innovation to further improve and expand the range of services that we offer, and to develop less expensive methods of disposal. In 1999, we added industrial cleaning and maintenance to our service offerings. We believe that this multi-billion dollar market offers significant opportunities for growth because of our minimal current penetration and our ability to leverage our existing assets as hazardous wastes are often removed in the cleaning process.

  •
  Selective Acquisition Strategy—We also intend to actively pursue small accretive "bolt-on" acquisitions in certain services or market sectors where we believe such acquisitions can enhance and expand our business with minimal capital outlay. We believe that we can expand existing services, especially in our non-disposal services, through strategic acquisitions in order to generate incremental revenues from existing and new customers and to obtain greater market share.

Services

        We provide a wide range of environmental services and manage our business as two major segments: Technical Services and Site Services.

        Technical Services    (69% of 2004 revenue). These services involve the collection, transport, treatment and disposal of hazardous and non-hazardous wastes, and include physical treatment, resource recovery, fuels blending, incineration, landfill disposal, wastewater treatment, lab chemical disposal, explosives management, and CleanPack® services. Our CleanPack® services include the collection, identification and categorization, specialized packaging, transportation and disposal of laboratory chemicals and household hazardous wastes. Our technical services are provided through a network of service centers from which a fleet of trucks or railcars is dispatched to pick up customers' wastes either on a predetermined schedule or on-demand and to deliver such wastes to permitted facilities, which are usually owned by us. Our service centers can also dispatch chemists to a customer location for the collection of chemical and laboratory waste for disposal.

        Site Services    (31% of 2004 revenue). These services provide customers with highly skilled experts who utilize specialty equipment and resources to perform services at any chosen location. Under the Site Services umbrella, our Field Service crews and equipment are dispatched on a planned or emergency basis, and perform services such as confined space entry for tank cleaning, site decontamination, large remediation projects, selective demolition, spill cleanup, railcar cleaning, product recovery and transfer, scarifying and media-blasting and vacuum services. Additional services include used oil and oil products recycling, as well as PCB management and disposal.

        Also, as part of Site Services, Industrial Services crews focus on industrial cleaning and maintenance projects. Our Industrial Services manage hazardous, non-hazardous, wet and dry materials and specialize in chemical cleaning, hydro blasting, liquid/dry vacuuming, sodium bicarbonate blasting, line cleaning, boiler cleanouts, and steam cleaning of our customers' process equipment and systems, as well as video inspection. Additionally, specialized project work such as dewatering, and on-site material processing utilizing thermal treatment units are also performed on customers' sites. We market these services through our internal sales organizations and, in many instances, delivery of services in one area supports or leads to business in our other service lines or segments.

        The table below shows for each of the six month periods ended June 30, 2004 and 2005, and the three years ended December 31, 2004, the total revenues contributed by our principal lines of business (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Technical Services	$224,807	$215,678	$444,617	$422,777	$220,085
Site Services	113,591	88,502	198,609	187,742	128,873
Other	478	208	(7)	450	1,175

Total	$338,876	$304,388	$643,219	$610,969	$350,133

        Additional segment information can be found in the financial statements and the notes thereto appearing elsewhere in this prospectus, especially Note 23, "Segment Reporting," to our audited financial statements for the three years ended December 31, 2004, and Note 16, "Segment Reporting," to our unaudited financial statements for the six months ended June 30, 2005 and 2004.

Technical Services

        Technical Services provides the collection, transportation and logistics management of containerized and bulk waste, as well as the categorizing, packaging and removal of laboratory chemicals for disposal (CleanPack®). Through a highly coordinated transportation fleet, we provide reliable, cost effective transportation and disposal to customers across North America. From the Technical Service Centers, trucks are dispatched to pick up customers' waste on a predetermined schedule as well as on demand, and then deliver it to one of our nearby transfer, storage and disposal

("TSD") facilities. From these same Technical Service Centers, specially trained chemists are dispatched to customer locations to safely collect, label and package all quantities of laboratory chemicals for disposal.

  Collection, Transportation and Logistics Management

        As an integral part of our services, industrial wastes are collected from customers and transported by us to and between our facilities for treatment or bulking for shipment to final disposal locations. Customers typically accumulate waste in containers, such as 55 gallon drums, bulk storage tanks or 20 cubic yard roll-off boxes. In providing this service, we utilize a variety of specially designed and constructed tank trucks and semi-trailers as well as third party transporters, including railroads. Liquid waste is frequently transported in bulk, but may also be transported in drums. Heavier sludge or bulk solids are transported in sealed, roll-off boxes or bulk dump trailers. Our fleet is equipped with a mobile satellite monitoring system and communications network, which allows real time communication with the transportation fleet.

  Treatment and Disposal

        We transport, treat and dispose of industrial wastes for commercial and industrial customers, health care providers, educational and research organizations, other environmental services companies and governmental entities. The wastes handled include substances, which are classified as "hazardous" because of their corrosive, ignitable, infectious, reactive or toxic properties, and other substances subject to federal, state and provincial environmental regulation. We provide final treatment and disposal services designed to manage hazardous and non-hazardous wastes, which cannot be otherwise economically recycled or reused.

        We operate a network of TSDFs that primarily focuses on the collection of waste from smaller to mid-size generators. These TSDFs collect, temporarily store and/or consolidate compatible waste streams for more efficient transportation to final recycling, treatment or disposal destinations. TSDFs in the United States have Part B permits under RCRA that, among other things, allow us to store waste for up to one year for bulking, treatment or transfer purposes. Larger customers typically ship directly to the end disposal sites with full truckloads of material. Depending upon the content, the material collected at the TSDFs is either disposed of at our incineration, landfill or wastewater treatment facilities, disposed of at end disposal facilities not owned by us, or recycled. Waste types processed or transferred in drums or bulk quantities include:

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  Flammables, combustibles and other organics;

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  Acids and caustics;

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  Cyanides and sulfides;

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  Solids and sludge;

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  Industrial wastewaters;

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  Items containing PCBs, such as utility transformers and electrical light ballasts;

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  Medical waste;

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  Other regulated wastes; and

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  Non-hazardous industrial waste.

        We receive detailed waste profiles prepared by our customers to document the nature of the waste. A sample of the delivered waste is tested to ensure that it conforms to the customer-generated waste profile record and to select an appropriate method of treatment and disposal. Once the wastes are characterized, compatible wastes are consolidated to achieve economies in storage, handling, transportation and ultimate treatment and disposal. At the time of acceptance of a customer's waste at our facility, a unique computer "bar code" identification label is assigned to each container of waste, enabling the use of sophisticated computer systems to track and document the status, location and disposition of the waste.

        Physical Treatment.    Physical treatment methods include distillation, separation and stabilization. These methods are used to reduce the volume or toxicity of waste material or to make it suitable for further treatment, reuse, or disposal. Distillation uses either heat or vacuum to purify liquids for resale. Separation utilizes techniques such as sedimentation, filtration, flocculation and centrifugation to remove solid materials from liquids. Stabilization refers to a category of waste treatment processes designed to reduce contaminant mobility or solubility and convert waste to a more chemically stable form. Stabilization technology includes many classes of immobilization systems and applications. Stabilization is a frequent treatment method for metal-bearing wastes received at several of our facilities, which treat the waste to meet specific federal land disposal restrictions. After treatment, the waste is tested to confirm that it has been rendered non-hazardous. It can then be sent to a non-hazardous waste landfill, at significantly lower cost than disposal at a hazardous waste landfill.

        Resource Recovery and Fuels Blending.    Resource recovery involves the treatment of wastes using various methods, which effectively remove contaminants from the original material to restore its fitness for its intended purpose and to reduce the volume of waste requiring disposal. We operate treatment systems for the reclamation and reuse of certain wastes, particularly solvent-based wastes generated by industrial cleaning operations, metal finishing and other manufacturing processes.

        Spent solvents that can be recycled are processed through thin film evaporators and other processing equipment and are distilled into usable products. Upon recovery of these products, we either return the recovered solvents to the original generator or sell them to third parties. Organic liquids and solids with sufficient heat value are blended to meet strict specifications for use as supplemental fuels for incinerators, cement kilns, industrial furnaces and other high efficiency boilers. We have installed fuels blending equipment at some TSDFs to prepare these supplemental fuels. When possible, we burn fuel blended material at our incinerators. Otherwise, we send the fuel blended material to supplemental fuel users that are licensed to accept the blended fuel material. Although we pay a fee to the users who accept this product, this disposal method is substantially less costly than other disposal methods.

        Incineration.    Incineration is the preferred method for the treatment of organic hazardous waste, because it effectively destroys the contaminants at temperatures in excess of 2,000 degrees Fahrenheit. High temperature incineration effectively eliminates organic wastes such as herbicides, halogenated solvents, pesticides, and pharmaceutical and refinery wastes, regardless of whether they are gases, liquids, sludge or solids. Federal and state incineration regulations require a destruction and removal efficiency of 99.99% for most organic wastes and 99.9999% for PCBs and dioxin.

        We have five active incineration facilities that offer a wide range of technological capabilities to customers through this network. In the United States, we operate a fluidized bed thermal oxidation unit for maximum destruction efficiency of hazardous waste with an annual capacity of 55,000 tons, and two solids and liquids-capable incineration facilities with a combined estimated annual capacity of 185,000 tons. We also operate two hazardous waste liquid injection incinerators in Canada with total annual capacity of approximately 178,000 tons.

        Our incineration facilities in Kimball, Nebraska, Deer Park, Texas and Aragonite, Utah are designed to process liquid organic wastes, sludge, solids, soil and debris. The Deer Park facility has two kilns and a rotary reactor. Our incineration facilities in Kimball, Nebraska and Deer Park, Texas have on-site landfills for the disposal of ash and other waste material produced as a result of the incineration process.

        Our incineration facilities in Mercier, Quebec and Lambton, Ontario are liquid injection incinerators, designed primarily for the destruction of liquid organic waste. Typical waste streams include wastewater with low levels of organics and other higher concentration organic liquid wastes not amenable to conventional physical or chemical waste treatment.

        The North American hazardous waste incineration market is now served by a total of 12 major incineration facilities operated by a total of seven companies. We own five of these active incineration facilities and offer a wide range of technological capabilities to our customers through this network. The primary competitors in the incineration market are Onyx (a subsidiary of Veolia Environnement (NYSE: VE)), Teris, LLC (a subsidiary of Suez Lyonnaise des Eaux), Von Roll America/WTI (a joint venture), and Ross Incineration Services, Inc. (a private company).

        Landfills.    Landfills are used primarily for the disposal of inorganic wastes. In the United States and Canada, we operate nine commercial landfills. Seven commercial landfills are designed and permitted for the disposal of hazardous wastes and two landfills are operated for non-hazardous industrial waste disposal and, to a lesser extent, municipal solid waste.

        Of the seven commercial landfills used for disposal of hazardous waste, five are located in the United States, and two are located in Canada. As of December 31, 2004, the useful economic lives (for accounting purposes) of these landfills include approximately 27.4 million cubic yards of remaining capacity. This estimate of the useful economic lives of these landfills includes permitted airspace and unpermitted airspace that management believes to be probable of being permitted based on our analysis of various factors. In addition to the capacity included in the useful economic lives of these landfills, there are approximately 35.2 million cubic yards of additional unpermitted airspace capacity included in the footprints of these landfills that may ultimately be permitted. There can be no assurance that this unpermitted additional capacity will be permitted.

        In addition to hazardous waste landfill sites, we operate two non-hazardous industrial landfills with 0.5 million cubic yards of remaining permitted capacity. These two facilities are located in the United States and have been issued operating permits under the authority of Subtitle D of RCRA. Prior to issuance of a permit, we must demonstrate to the permitting agency that our non-hazardous industrial landfills have, and must subsequently employ, operational programs protective of the integrity of the landfill, human health and the surrounding environment. Our non-hazardous landfill facilities are permitted to accept commercial industrial waste, including wastes from foundries, demolition and construction, machine shops, automobile manufacturing, printing, metal fabrications and recycling.

        The commercial hazardous landfill sector is one of the most consolidated in the hazardous treatment and disposal industry. The North American hazardous waste landfill disposal market is serviced by 22 facilities owned by a total of 10 companies. While most of these companies operate two or fewer facilities, we and Waste Management, Inc. have a significant share of the North American market. Other competitors include Envirosource, Inc., American Ecology Corp., EQ and Stablex Canada.

        Wastewater Treatment.    We operate wastewater treatment facilities that offer a range of wastewater treatment technologies. These wastewater treatment operations involve processing hazardous and non-hazardous wastes through the use of physical and chemical treatment methods. The solid waste materials produced by these wastewater processing operations are then disposed of at facilities which are owned by us, or at off-site facilities owned and operated by unrelated businesses, while the treated effluent is discharged to the local sewer system under permit.

        Our wastewater treatment facilities treat a broad range of industrial liquid and semi-liquid wastes containing heavy metals, organics and suspended solids, including:

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  Acids and caustics;

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  Ammonias, sulfides and cyanides;

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  Heavy metals, ink wastes and plating solutions;

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  Landfill leachate and scrubber waters; and

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  Oily wastes and water-soluble coolants.

        Wastewater treatment can be economical as well as environmentally sound, by combining different wastewaters in a "batching" process that reduces costs for multiple waste stream disposal. For instance, acidic waste from one source can be neutralized with alkaline from a second source to produce a neutral solution.

        We compete against a number of competitors with multiple facilities (e.g., Rhodia a division of Teris LLC, which is a subsidiary of Suez Lyonaise des Eaux, Philip Services Corp. (Other OTC:PSCD.PK), US Filter, a subsidiary of Veolia Environnement (NYSE: VE), Heritage Environment Services LLC, a private company, and Envirite, Inc., a private company). There are also a number of operators with single facilities that process high volumes of waste in niche markets (e.g., Dupont Environmental Treatment, a subsidiary of E. I. DuPont de Nemours and Company (NYSE: DD), and Empak, a private company).

  Explosives Management.

        We dispose of munitions and other explosives at our facility in Colfax, Louisiana.

  CleanPack® Services

        CleanPack® provides specialized handling, packaging, transportation and disposal of laboratory quantities of outdated hazardous chemicals, household hazardous wastes, and waste pesticides and herbicides. CleanPack® chemists utilize our CHOICE® waste management software system to support our lab pack services and complete the regulatory information required for every pick-up. The CleanPack® operation services a wide variety of customers including:

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  Pharmaceutical companies;

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  Engineering, and research and development departments of industrial companies;

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  College, university and high school laboratories;

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  Commercial laboratories;

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  Hospital and medical care laboratories;

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  State and local municipalities; and

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  Thousands of agribusinesses and residents through household hazardous waste and pesticide/herbicide collection programs.

        CleanPack® chemists collect, identify, label, and package waste into Department of Transportation approved containers. Lab packed wastes are then transported to one of our facilities where the waste is consolidated for recycling, reclamation, fuels blending, aqueous treatment, incineration or secure chemical landfill. Other services provided by our CleanPack® operations include:

        Household Hazardous Waste.    We perform one-day, multi-day or mobile household hazardous waste and pesticide collection programs throughout the U.S. and Canada. These collection programs provide communities and their residents the opportunity to properly dispose of their paints, solvents, batteries, fluorescent lamps, cleaners, pesticides and other potentially hazardous materials.

        Reactive Materials Services.    Reactive materials technicians utilize specialized equipment and training to stabilize and desensitize highly reactive and potentially explosive chemicals.

        CustomPack® Services.    We provide training, technical support, and disposal services for customers with the resources and experience to package their own waste chemicals.

        Laboratory Move Services.    CleanPack® chemists properly and safely segregate, package, transport, and unpackage hazardous chemicals being moved from older laboratories to newer laboratories.

        Laboratory Closures Services.    CleanPack® crews perform comprehensive, site-specific chemical removal and disposal, as well as decontamination for facilities and laboratories undergoing a closure or major cleanout.

Site Services

        We provide a wide range of environmental site services to maintain industrial facilities and process equipment, as well as clean up or contain actual or threatened releases of hazardous materials into the environment. These services are provided to a wide range of clients including large chemical, petroleum, transportation, utility, and governmental agencies. Our strategy is to identify, evaluate, and solve customers' environmental problems, on a planned or emergency basis, by providing a comprehensive interdisciplinary response to the specific requirements of each job or project.

        Site Services is responsible for providing trained, skilled labor and specialty equipment to perform various services on a customer's site or other location. Field Service crews and equipment are dispatched on a planned or emergency basis to manage routine cleaning in hazardous environments or emergencies such as a chemical or oil spill clean up. Industrial Service crews focus on industrial cleaning and maintenance projects that typically require fast turnaround, or complex onsite material processing.

        Field Services.    Crews and equipment are dispatched on a scheduled or emergency basis to perform everything from site decontamination and remediation projects to selective demolition, emergency response, spill cleanup and vacuum services. Whether the action is planned, corrective or the result of an emergency response, Clean Harbors' multidisciplinary team of remedial action professionals provide solutions to a variety of industrial cleanup problems. Clean Harbors Field Services performs a wide variety of services including:

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  Emergency response

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  Site decontamination

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  Excavation and removal

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  Product recovery and transfer

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  Scarifying and media-blasting

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  Tank cleaning

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  Vacuum services

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  Utility services

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  Demolition

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  Rail car cleaning

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  Used oil and oil products recycling

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  Remediation and environmental construction

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  PCB management and disposal

        Industrial Services.    The fast turnaround of industrial cleaning and maintenance projects requires the right technologies, experience and care. Every project that Clean Harbors Industrial Services performs incorporates techniques of chemistry, operational analysis and experience to identify the right process and procedure to satisfy customer needs. Clean Harbors Industrial Services focuses on planned cleaning activities most often associated with plant maintenance, shutdowns, routine boiler cleanouts, heat exchangers, process vessels and tanks and includes the following services:

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  Chemical cleaning

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  Hydro blasting

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  Vacuum services

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  Steam cleaning

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  Sodium bicarbonate blasting

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  Dewatering and pressing

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  Material processing

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  Boiler cleaning services

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  Line cleaning

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  Video inspection

Other Services

        Apollo Onsite Services.    Our Apollo Onsite Services Program is an on-site solution that allows customers to outsource all or portions of their environmental management program. The Apollo Program serves the dual purpose of not only improving customers' waste stream management, but also can make their entire environmental program safer, more cost effective and self-sufficient. Select Clean Harbors' technicians work on a customer's site in tandem with customer to deliver proper waste transportation and disposal, lab chemical packing (CleanPack®), and can include field services and industrial services. Whether a customer requires a single field technician or a multi-person team of diversified experience, we design the right program to satisfy the customer's specific need. Apollo Onsite Services utilize a hand-in-hand, team approach that leverages our extensive resources and infrastructure, including Web-enhanced technologies and online services. Additionally, the Apollo Onsite Program leverages our transportation and disposal assets by providing incremental volumes to process at our facilities. The Apollo Onsite Services Program provides:

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  Management of drum, bulk and lab pack quantities of hazardous and non-hazardous wastes;

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  Specialized environmental labor;

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  Management of waste from source to final destination;

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  Chemical consolidation, bulking and packaging;

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  Solid waste management;

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  Transportation and logistics for offsite disposal; and

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  Inspection of satellite and 90-day storage facilities.

        Information Management Services.    Our Online Services allow customers free access to their waste information online, 24 hours per day, seven days per week. Customers can create, submit, edit and view their waste profiles; automatically receive quarterly waste tracking reports; and have the ability to view, print or download signed manifests. Additionally, they can view collection schedules and place orders over the Internet.

        Personnel Training.    We provide comprehensive personnel training programs for our own employees and for our customers on a commercial basis. Such programs are designed to promote safe work practices under potentially hazardous conditions, whether or not toxic chemicals are present, in compliance with stringent regulations promulgated under RCRA and the Federal Occupational Safety and Health Act ("OSHA"). Our Technical Training Center includes confined space entry, exit and extraction equipment, an air-system demonstration maze, respirator fit testing room, leak and spill response equipment, and a layout of a mock decontamination zone, all designed to fulfill the requirements of OSHA Hazardous Waste and Emergency Response Standards.

Seasonality and Cyclical Nature of Business

        Our operations may be affected by seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities. Typically during the first quarter of each year there is less demand for environmental services due to the cold weather, particularly in the northern and midwestern United States and Canada. The main reason for this effect is reduced volumes of waste being received at our facilities and higher operating costs associated with operating in sub-freezing weather and high levels of snowfall. In addition, factory closings for the year-end holidays reduce the volume of industrial waste generated, which results in lower volumes of waste handled by us during the first quarter of the following year.

        The hazardous and industrial waste management business is cyclical to the extent that it is dependent upon a stream of waste from cyclical industries such as the chemical and petrochemical, primary metals, paper, furniture, aerospace and pharmaceutical industries. If the business of those cyclical industries slows significantly, the revenues that are obtained from those industries is likely to slow.

Customers

        Our principal customers are utility, chemical, petroleum, petrochemical, pharmaceutical, transportation and industrial firms, educational institutions, other environmental service companies and government agencies. Our sales efforts are directed toward establishing and maintaining relationships with businesses that have ongoing requirements for one or more of our services. Our customer list includes many of the largest industrial companies in the United States. We believe that our diverse customer base, in terms of number, industry and geographic location, as well as the large geographical area in which our facilities are located in North America, provides us with a recurring revenue base. A majority of our revenues are derived from previously served customers with recurring needs for our services. For the fiscal years ended December 31, 2004, 2003 and 2002, no single customer accounted for more than 5% of our revenues. We believe the loss of any single customer would not have a material adverse effect on our financial condition or results of operations.

        Under applicable U.S. environmental laws and regulations, generators of hazardous wastes retain legal liability for the proper handling of those wastes up to and including their ultimate disposal. In response to these potential concerns, many large generators of industrial wastes and other purchasers of waste management services (such as general contractors on major remediation projects) have decreased the number of providers they use for such services. We have been selected as an approved vendor by large generators because we possess comprehensive collection, recycling, treatment, transportation, disposal, and waste tracking capabilities and have the expertise necessary to comply with applicable environmental laws and regulations. By becoming an approved vendor for a large waste generator or other purchaser, we become eligible to provide waste management services to the multiple plants and projects of each generator or purchaser located in our service areas. However, in order to obtain such approved vendor status, it may be necessary for us to bid against other qualified competitors in terms of the services and pricing to be provided. Furthermore, large generators or other purchasers of waste management services often periodically audit our facilities and operations to ensure that our waste management services are being performed in compliance with applicable laws and regulations and other criteria established by us and such customers.

Geographical Information

        For the year ended December 31, 2004, we derived approximately $557.8 million or 86.7% of revenues from customers located in the United States and Puerto Rico, approximately $84.7 million or 13.2% of revenues from customers located in Canada, and less than 1.0% of revenues from customers in Mexico. For the year ended December 31, 2003, we derived approximately $540.7 million or 88.5% of revenues from customers located in the United States and Puerto Rico, approximately $70.3 million or 11.5% of revenues from customers located in Canada, and less than 1.0% of revenues from customers in Mexico. Prior to the acquisition of the CSD assets effective September 7, 2002, we derived substantially all of our revenues from environmental services provided to customers located in the United States and Puerto Rico. Following the acquisition of the CSD assets, we derived approximately $32.6 million or 9.3% of 2002 revenues from customers located in Canada.

        As of December 31, 2004, we had property, plant and equipment, net of depreciation and amortization of approximately $180.5 million, and permits and other intangible assets of $99.5 million. Of these totals, approximately $23.5 million or 13.0% of long-lived assets and $25.2 million or 25.3% of permits and other intangible assets were in Canada, with the balance being in the United States and Puerto Rico (except for insignificant assets in Mexico).

Competitive Conditions

        The hazardous and industrial waste management industry, in which we compete, is highly competitive. The sources of competition vary by locality and by type of service rendered, with competition coming from the other major waste services companies and hundreds of privately owned firms that offer waste services. We compete against three major companies, which are Philip Services Corp., Onyx Environmental Services (a division of Veolia Environnement), and Waste Management, Inc. We also compete against regional waste management companies and numerous small companies. Each of these competitors is able to provide one or more of the environmental services offered by us. In addition, we compete with many firms engaged in the transportation, brokerage and disposal of hazardous wastes through recycling, waste-derived fuels programs, thermal treatment or landfill. The principal methods of competition for all our services are price, quality, reliability of service rendered and technical proficiency in handling industrial and hazardous wastes properly. We believe that we offer a more comprehensive range of environmental services than our competitors in major portions of our service territory, that our ability to provide comprehensive services supported by unique information technologies capable of managing the customers' overall environmental program constitutes a significant competitive advantage, and that our stable ownership allows us to focus on building long-term relationships with our customers.

        Treatment and disposal operations are conducted by a number of national and regional environmental services firms. We believe that our ability to collect and transport waste products efficiently, quality of service, safety, and pricing are the most significant factors in the market for treatment and disposal services.

        For our site services, CleanPack® and onsite services, competitors include several major national and regional environmental services firms, as well as numerous smaller local firms. We believe that availability of skilled technical professional personnel, quality of performance, diversity of services and price are the key competitive factors in this service industry.

        In the United States, the original generators of hazardous waste remain liable under federal and state environmental laws for improper disposal of such wastes. Even if waste generators employ companies that have proper permits and licenses, knowledgeable customers are interested in the reputation and financial strength of the companies they use for management of their hazardous wastes. We believe that our technical proficiency and reputation are important considerations to our customers in selecting and continuing to utilize our services.

Compliance/Health & Safety

        We regard compliance with applicable environmental regulations and the health and safety of our workforce as critical components of our overall operations. We strive to maintain the highest professional standards in our compliance and health and safety activities. Our internal operating requirements are in many instances more stringent than those imposed by regulation. Our compliance program has been developed for each of our waste management facilities and service centers under the direction of our corporate staff. The compliance and health and safety staffs are responsible for facilities permitting and regulatory compliance, health and safety, field safety, compliance training, transportation compliance, and related record keeping. To ensure the effectiveness of our regulatory compliance program, our Compliance organization monitors daily operational activities and issues a monthly report to senior management concerning the status of environmental compliance and health and safety programs. We also have an Environmental Health and Safety (EHS) Compliance Internal Audit Program designed to identify any weaknesses or opportunities for improvement in our ongoing compliance programs. We also perform periodic audits and inspections of the disposal facilities of other firms utilized by us.

        Our facilities are frequently inspected and audited by regulatory agencies, as well as by customers. Although our facilities have been cited on occasion for regulatory violations, we believe that each facility is currently in substantial compliance with applicable requirements. Major facilities and service centers have a full-time compliance or health and safety representative to oversee the implementation of our compliance program at the facility or service center. These highly trained regulatory specialists are independent from operations and report to the Senior Vice President of Compliance and Regulatory Affairs, who ultimately reports to the General Counsel.

Employees

        As of June 30, 2005, we employed approximately 3,813 active full-time employees, of which approximately 423 employees belong to unions. The table below shows the employees and union or non-union affiliation. We believe that our relationship with our employees is satisfactory.

Number of Employees
Unions in the United States:
International Brotherhood of Teamsters	173
Utility Workers of America	17
Unions in Canada:
Communication, Energy and Paper Workers' Union	92
International Brotherhood of Teamsters	127
International Union of Operating Engineers	14
Non-union employees	3,390

3,813

        As part of our commitment to employee safety and quality customer service, we have an extensive compliance program and a trained environmental, health and safety staff. We adhere to a risk management program designed to reduce potential liabilities to us and to our customers.

Intellectual Property

        We have invested significantly in the development of proprietary technology and also to establish and maintain an extensive knowledge of the leading technologies and incorporate these technologies into the environmental services that we offer and provide to our customers. We currently hold a total of three patents (which will expire in 2009, 2010 and 2013, respectively) and 17 trademarks in the United States, and we license software and other intellectual property from various third parties. We enter into confidentiality agreements with certain of our employees, consultants and corporate partners, and control access to software documentation and other proprietary information. We believe that we hold adequate rights to all intellectual property used in our business and that we do not infringe upon any intellectual property rights held by other parties.

Management of Risks

        We adhere to a program of risk management policies and practices designed to reduce potential liability, as well as to manage customers' ongoing environmental exposures. This program includes installation of risk management systems at our facilities, such as fire suppression, employee training, environmental, auditing and policy decisions restricting the types of wastes handled. We evaluate all revenue opportunities and decline those that we believe involve unacceptable risks.

        We dispose of waste at our incineration, wastewater treatment and landfill facilities, or at facilities owned and operated by other firms that we have audited and approved. Typically, we apply established technologies to the treatment, storage and recovery of hazardous wastes. We believe our operations are conducted in a safe and prudent manner and in substantial compliance with applicable laws and regulations.

Insurance and Financial Assurance

        Our insurance programs cover the potential risks associated with our multifaceted operations from two primary exposures: direct physical damage and third party liability. We maintain a casualty insurance program providing coverage for vehicles, employer's liability and commercial general liability in the aggregate amount of $30.0 million, $27.0 million and $28.0 million, respectively, per year, subject to a retention of $0.5 million per occurrence. We also have workers' compensation insurance whose limits are established by state statutes. Since the early 1980s, casualty insurance policies have typically excluded liability for pollution, which is covered under a separate pollution liability program.

        We have pollution liability insurance policies covering potential risk in three areas: as a contractor performing services at customer sites, as a transporter of waste and for waste processing at our facilities. We have contractor's liability insurance of $10.0 million per occurrence and $10.0 million in the aggregate, covering off-site remedial activities and associated liabilities. Steadfast Insurance Company (a unit of Zurich Insurance N.A.) provides pollution liability coverage for waste in-transit with single occurrence and aggregate liability limits of $40.0 million. This Steadfast policy covers liability in excess of $250 thousand for pollution caused by sudden and accidental occurrences during transportation of waste from the time waste is picked up from a customer until its delivery to the final disposal site.

        Federal and state regulations require liability insurance coverage for all facilities that treat, store or dispose of hazardous waste. RCRA and the Toxic Substances Control Act and comparable state hazardous waste regulations typically require hazardous waste handling facilities to maintain pollution liability insurance in the amount of $1.0 million per occurrence and $2.0 million in the aggregate for sudden occurrences, and $3.0 million per occurrence and $6.0 million in the aggregate for non-sudden occurrences. We have a policy from Steadfast Insurance Company insuring our treatment, storage and disposal activities that meets the regulatory requirements. In addition, this policy provides excess limits above the regulatory requirements up to $30.0 million.

        Under our insurance programs, coverage is obtained for catastrophic exposures, as well as those risks required to be insured by law or contract. It is our policy to retain a significant portion of certain expected losses related primarily to employee benefit, workers' compensation, commercial general and vehicle liability. Provisions for losses expected under these programs are recorded based upon our estimates of the aggregate liability for claims. We believe that policy cancellation terms are similar to those of other companies in other industries.

        Operators of hazardous waste handling facilities are also required by federal and state regulations to provide financial assurance for closure and post-closure care of those facilities should the facilities cease operation. Closure would include the cost of removing the waste stored at a facility which ceased operating and sending the material to another facility for disposal and the cost of performing certain procedures for decontamination of the facilities. Total closure and post-closure financial assurance required by regulators is approximately $279.3 million. We have placed all of the required financial assurance for closure through a qualified insurance company, Steadfast Insurance Company, which per terms of the policy required us to provide $73.5 million of letters of credit as collateral.

        Our ability to continue conducting our industrial waste management operations could be adversely affected if we should become unable to obtain sufficient insurance or surety bonds to meet our business and regulatory requirements in the future. The availability of insurance may also be influenced by developments within the insurance industry, although other businesses in the environmental services industry would likely be similarly impacted by such developments.

Environmental Regulation

        While our business has benefited substantially from increased governmental regulation of hazardous waste transportation, storage and disposal, the environmental services industry itself has become the subject of extensive and evolving regulation by federal, state, provincial and local authorities. We are required to obtain federal, state, provincial and local permits or approvals for each of our hazardous waste facilities. Such permits are difficult to obtain and, in many instances, extensive studies, tests, and public hearings are required before the approvals can be issued. We have acquired all operating permits and approvals now required for the current operation of our business, and have applied for, or are in the process of applying for, all permits and approvals needed in connection with continued operation and planned expansion or modifications of our operations.

        We make a continuing effort to anticipate regulatory, political and legal developments that might affect operations, but are not always able to do so. We cannot predict the extent to which any environmental legislation or regulation that may be enacted or enforced in the future may affect our operations.

Federal Regulation of Hazardous Waste

        The most significant federal environmental laws affecting us are the Resource Conservation and Recovery Act ("RCRA"), The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the Superfund Act, the Clean Air Act, the Clean Water Act and the Toxic Substances Control Act ("TSCA").

        RCRA.    RCRA is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. Pursuant to RCRA, the Environmental Protection Agency (the "EPA") has established a comprehensive, "cradle-to-grave" system for the management of a wide range of materials identified as hazardous or solid waste. States that have adopted hazardous waste management programs with standards at least as stringent as those promulgated by the EPA, have been delegated authority by the EPA to administer their facility permitting programs in lieu of the EPA's program.

        Every facility that treats, stores or disposes of hazardous waste must obtain a RCRA permit from the EPA or an authorized state agency, unless a specific exemption exists, and must comply with certain operating requirements. Under RCRA, hazardous waste management facilities in existence on November 19, 1980 were required to submit a preliminary permit application to the EPA, the so-called Part A Application. By virtue of this filing, a facility obtained interim status, allowing it to operate until licensing proceedings are instituted pursuant to more comprehensive and exacting regulations (the Part B permitting process). Interim Status facilities may continue to operate pursuant to the Part A Application until their Part B permitting process is concluded.

        RCRA requires that Part B permits contain provisions for required on-site study and cleanup activities, known as "corrective action," including detailed compliance schedules and provisions for assurance of financial responsibility. See "Environmental Liabilities" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this prospectus for a discussion of our environmental liabilities. See "Insurance and Financial Assurance" above for a discussion of our financial assurance requirements.

        The Superfund Act.    The Superfund Act is the primary federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties. It also provides for immediate response and removal actions coordinated by the EPA to releases of hazardous substances into the environment, and authorizes the government to respond to the release or threatened release of hazardous substances or to order responsible persons to perform any necessary cleanup. The statute provides for strict, and in certain cases, joint and several liability for these responses and other related costs, and for liability for the cost of damages to natural resources, to the parties involved in the generation, transportation and disposal of such hazardous substances. Under the statute, we may be deemed liable as a generator or transporter of a hazardous substance which is released into the environment, or as the owner or operator of a facility from which there is a release of a hazardous substance into the environment. See "Legal Proceeding" elsewhere in this prospectus for a description of certain such proceedings involving us.

        The Clean Air Act.    The Clean Air Act was passed by Congress to control the emissions of pollutants into the air and requires permits to be obtained for certain sources of toxic air pollutants such as vinyl chloride, or criteria pollutants, such as carbon monoxide. In 1990, Congress amended the Clean Air Act to require further reductions of air pollutants with specific targets for non-attainment areas in order to meet certain ambient air quality standards. These amendments also require the EPA to promulgate regulations, which (i) control emissions of 189 hazardous air pollutants; (ii) create uniform operating permits for major industrial facilities similar to RCRA operating permits; (iii) mandate the phase-out of ozone depleting chemicals; and (iv) provide for enhanced enforcement.

        The Clean Air Act requires the EPA, working with the states, to develop and implement regulations, which result in the reduction of volatile organic compound ("VOC") emissions and emissions of nitrogen oxides ("NOx") in order to meet certain ozone air quality standards specified by the Clean Air Act. In late 2000, the Texas Natural Resource Conservation Commission (now known as the Texas Commission on Environmental Quality, or TCEQ) enacted new Clean Air Act Regulations dealing with the monitoring and control of emissions of NOx and VOCs. These new regulations were required because of a revision in the designation of the Houston Metropolitan Area from a serious ozone non-attainment area to a severe ozone non-attainment area. This new designation will require our Deer Park, Texas incineration facility to further reduce emissions of NOx. NOx emissions contribute to the formation of ground-level ozone, which can be harmful to human health and the environment.

        The Interim Standards of the Hazardous Waste Combustor Maximum Achievable Control Technology (the "HWC MACT") rule of the Clean Air Act Amendments were promulgated on February 13, 2002. This rule established new emission limits and operational controls on all new and existing incinerators, cement kilns, industrial boilers and light-weight aggregate kilns that burn hazardous waste-derived fuel.

        Facilities subject to the HWC MACT rule were required to comply with the new emission standards by September 30, 2003, or they could apply for an extension with compliance being required by September 30, 2004. We submitted the required documentation of substantial compliance at all of our three U.S. incinerator facilities on or before the September 30, 2004 deadline. We made most of the capital expenditures required to achieve that compliance in the fiscal years ended December 31, 2002 through 2004; however, there will be some additional performance testing and documentation costs in 2005.

        Clean Water Act.    This legislation prohibits discharges into the waters of the United States without governmental authorization and regulates the discharge of pollutants into surface waters and sewers from a variety of sources, including disposal sites and treatment facilities. The EPA has promulgated "pretreatment" regulations under the Clean Water Act, which establish pretreatment standards for introduction of pollutants into publicly owned treatment works ("POTWs"). In the course of the treatment process, our wastewater treatment facilities generate wastewater, which we discharge to POTWs pursuant to permits issued by the appropriate governmental authority. We are required to obtain discharge permits and conduct sampling and monitoring programs. We believe each of our operating facilities complies in all material respects with the applicable requirements.

        In December 2000, the EPA promulgated new effluent limitations, pretreatment standards and source performance standards for centralized wastewater treatment ("CWT") facilities. CWT facilities receive and treat a wide variety of hazardous and non-hazardous wastewaters from off-site companies and discharge the treated water directly to waterways or to municipal sewer systems. The new rules set stringent limits for the discharge of metals, organic compounds and oil. All of our wastewater treatment facilities are affected by the new rules and were in substantial compliance with the discharge standards by December 2004.

        Toxic Substances Control Act.    We also operate a network of collection, treatment and field services (remediation) activities throughout North America that are regulated under provisions of the TSCA. TSCA established a national program for the management of substances classified as PCBs, which include waste PCBs as well as RCRA wastes contaminated with PCBs. The rules set minimum design and operating requirements for storage, treatment and disposal of PCB wastes. Since their initial publication, the rules have been modified to enhance the management standards for TSCA-regulated operations including the decommissioning of PCB transformers and articles; detoxification of transformer oils; incineration of PCB liquids and solids; landfill disposal of PCB solids; and remediation of PCB contamination at customer sites.

        Other Federal Laws.    In addition to regulations specifically directed at the transportation, storage, and disposal facilities, there are a number of regulations that may "pass-through" to the facilities based on the acceptance of regulated waste from affected client facilities. Each facility that accepts affected waste must comply with the regulations for that waste, facility or industry. Examples of this type of regulation are National Emission Standards for Benzene Waste Operations and National Emissions Standards for Pharmaceuticals Production. Each of our facilities addresses these regulations on a case-by-case basis determined by its ability to comply with the pass-through regulations.

        In our transportation operations, we are regulated by the U.S. Department of Transportation, the Federal Railroad Administration, the Federal Aviation Administration and the U.S. Coast Guard, as well as by the regulatory agencies of each state in which we operate or through which our vehicles pass.

        Health and safety standards under the Occupational Safety and Health Act, or OSHA, are applicable to all of our operations. This includes both the Technical Services and Site Services operations.

State and Local Regulations

        Pursuant to the EPA's authorization of their RCRA equivalent programs, a number of states have regulatory programs governing the operations and permitting of hazardous waste facilities. Accordingly, the hazardous waste treatment, storage and disposal activities of a number of our facilities are regulated by the relevant state agencies in addition to federal EPA regulation.

        Some states classify as hazardous some wastes that are not regulated under RCRA. For example, Massachusetts considers used oil as "hazardous wastes" while RCRA does not. Accordingly, we must comply with state requirements for handling state regulated wastes, and, when necessary, obtain state licenses for treating, storing, and disposing of such wastes at our facilities.

        We believe that each of our facilities is in substantial compliance with the applicable requirements of federal and state laws, the regulations thereunder, and the licenses which we have obtained pursuant thereto. Once issued, such licenses have maximum fixed terms of a given number of years, which differ from state to state, ranging from three years to ten years. The issuing state agency may review or modify a license at any time during its term. We anticipate that once a license is issued with respect to a facility, the license will be renewed at the end of its term if the facility's operations are in compliance with applicable requirements. However, there can be no assurance that regulations governing future licensing will remain static, or that we will be able to comply with such requirements.

        Our wastewater treatment facilities are also subject to state and local regulation, most significantly sewer discharge regulations adopted by the municipalities which receive treated wastewater from the treatment processes. Our continued ability to operate our liquid waste treatment process at each such facility is dependent upon our ability to continue these sewer discharges.

        Our facilities are regulated pursuant to state statutes, including those addressing clean water and clean air. Local sewer discharge and flammable storage requirements are applicable to certain of our facilities. Our facilities are also subject to local siting, zoning and land use restrictions. Although our facilities occasionally have been cited for regulatory violations, we believe we are in substantial compliance with all federal, state and local laws regulating our business.

Canadian Hazardous Waste Regulation

        In Canada, the provinces retain control over environmental issues within their boundaries and thus have the primary responsibility for regulating management of hazardous wastes. The federal government regulates issues of national scope or where activities cross provincial boundaries.

        Provincial Regulations.    To a greater or lesser extent, provinces have enacted legislation and developed regulations to fit their needs. Most of Canada's industrial development and the major part of its population can be found in four provinces: Ontario, Quebec, Alberta and British Columbia. It is in these provinces that the most detailed environmental regulations are found. We operate major waste management facilities in each of these provinces, as well as waste transfer facilities in Nova Scotia and Manitoba.

        The main provincial acts dealing with hazardous waste management are:

  •
  Ontario—Environmental Protection Act

  •
  Quebec—Environmental Quality Act

  •
  Alberta—Environmental Protection and Enhancement Act

  •
  British Columbia—Waste Management Act

        These pieces of legislation were developed by the provinces totally independently and, among other things, generally control the generation, characterization, transport, treatment and disposal of hazardous wastes. Regulations developed by the provinces under the relevant legislation are also developed independently, but are often quite similar in effect and sometimes in application. For example, there is some uniformity in manifest design and utilization.

        Provincial legislation also provides for the establishment of waste management facilities. In this case, the facilities are also controlled by provincial statutes and regulations governing emissions to air, groundwater and surface water and prescribing design criteria and operational guidelines.

        On August 12, 2005, the Ontario Ministry of the Environment adopted new regulations which prohibit land disposal of untreated hazardous waste and require the waste to meet specific treatment standards prior to land disposal. Land disposal includes onsite and offsite land filling, land farming and any other form of land disposal. These requirements are similar to restrictions enacted in the United States and thus bring the Province of Ontario in closer comity with the United States regulatory scheme. The new requirements are scheduled to be phased in over a five-year period commencing in 2007 based on specific waste streams and/or sectors.

        We are carefully analyzing the just issued new regulation to determine the impact of the regulations on our operations in Ontario. Until this analysis is complete and we have also assessed any and all potential legal avenues of further input and/or appeal of any aspects of the regulation which we believe to be potentially negative to our operations, we will not be able to determine whether the phased-in implementation of the regulations will be materially detrimental to the financial aspects of our Ontario operations.

        Waste transporters require a permit to operate under provincial waste management regulations and are subject to the requirements of the Federal Transportation of Dangerous Goods legislation. They are required to report the quantities and disposition of materials shipped.

        Within the provincial regulations, definitions of hazardous wastes are quite similar. Wastes can be defined as hazardous based on origin or characteristic and the descriptions or parameters involved are very similar to those in effect in the United States. A major difference between the United States regulatory regime and those in Canada relates to ownership and liability. Under Canadian provincial regulations, ownership changes when waste is transferred to a properly permitted third party carrier and subsequently to an approved treatment and disposal facility. This means that the generator is no longer liable for improper handling, treatment or disposal, responsibility having been transferred to the carrier or the facility. Exceptions may occur if the carrier is working under contract to the generator or if the waste is different from that which was originally contracted among the parties.

        Canadian Federal Regulations.    The federal government has authority for those matters which are national in scope and in impact and for Canada's relations with other nations. The main federal laws governing hazardous waste management are:

  •
  Canadian Environmental Protection Act (1999), ("CEPA 99")

  •
  Transportation of Dangerous Goods Act

        Environment Canada is the federal agency with responsibility for environmental matters and the main legislative instrument is the Canadian Environmental Protection Act. This act charges Environment Canada and Health Canada with protection of human health and the environment and seeks to control the production, importation and use of substances in Canada and to control their impact on the environment.

        The Export and Import of Hazardous Wastes Regulations under CEPA 99 control the export and import of hazardous wastes and hazardous recyclable materials. By reference, these regulations incorporate the Transportation of Dangerous Goods Act and Regulations, which address identification, packaging, marking and documentation of hazardous materials during transport. CEPA 99 requires that anyone proposing to export or import hazardous wastes or hazardous recyclable materials or to transport them through Canada notify the Minister of the Environment and obtain a permit to do so. Section 9 of CEPA 99 allows the federal government to enter into administrative agreements with the provinces and territories for the development and improvement of environmental standards. These agreements represent cooperation towards a common goal rather than a delegation of authority under CEPA 99. To facilitate the development of provincial and territorial agreements, the federal, provincial and territorial governments participate in the Canadian Council of Ministers of the Environment ("CCME"). The Council comprises the 14 environment ministers from the federal, provincial and territorial governments, who normally meet twice a year to discuss national environmental priorities and to determine work to be carried out under the auspices of CCME.

        Canadian Local and Municipal Regulations.    Local and municipal regulations seldom reference direct control of hazardous waste management activities. Municipal regulations and by-laws, however, control such issues as land use designation, access to municipal services and use of emergency services, all of which can have a significant impact on facility operation.

Compliance with Environmental Regulations

        We incur costs and make capital investments in order to comply with the previously discussed environmental regulations. These regulations require that we remediate contaminated sites (which almost entirely consist of facilities that were acquired or in which we became involved as part of our acquisition of the CSD assets), operate our facilities in accordance with enacted regulations, obtain required financial assurance for closure and post-closure care of our facilities should such facilities cease operations, and make capital investments in order to keep our facilities in compliance with environmental regulations.

        As further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this prospectus, under the headings "Acquisition" and "Environmental Liabilities," we assumed in connection with the acquisition of the CSD assets environmental liabilities valued at approximately $184.5 million. For the years ended December 31, 2004 and 2003, we spent $10.3 million and $8.0 million, respectively, to address environmental liabilities, almost all of the spending related to the environmental liabilities assumed as part of the acquisition of the CSD assets. For the year ending December 31, 2005, we anticipate spending approximately $10.6 million relating to environmental liabilities.

        As discussed more fully above under the heading "Insurance and Financial Assurance," we are required to provide financial assurance with respect to certain statutorily required closure, post-closure and corrective action obligations at our facilities. We have placed most of the required financial assurance for facility closure and post-closure monitoring with an insurance company. In addition to the direct cost of the financial assurance policy, the policy requires that we provide letters of credit of approximately $73.5 million as collateral for the policy.

        As described in "Legal Proceedings" elsewhere in this prospectus, we are involved in legal proceedings arising under environmental laws and regulations. Alleged failure to comply with laws and regulations may lead to the imposition of fines or the denial, revocation or delay of the renewal of permits and licenses by governmental entities. In addition, such governmental entities, as well as surrounding landowners, may claim that we are liable for environmental damages. Citizens groups have become increasingly active in challenging the grant or renewal of permits and licenses for hazardous waste facilities, and responding to such challenges has further increased the costs associated with establishing new facilities or expanding current facilities. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse effect on our business and future prospects.

Corporate Information

        We maintain a website at the following Internet address: http: //www.cleanharbors.com. Through a link on this website to the SEC website, http://www.sec.gov, we provide free access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronic filing with the SEC. Our guidelines on corporate governance, the charters for our Board Committees, and our code of ethics for members of the Board of Directors, senior officers and the chief executive officer are also available on our website, and we will post on our website any waivers of, or amendments to, such code of ethics. Our website and the information contained therein or connected thereto are not incorporated by reference into this prospectus.

Properties

        Our principal executive offices are in Braintree, Massachusetts where approximately 41,000 square feet are leased under arrangements expiring in 2006. There are also U.S. based regional administrative offices in Massachusetts and South Carolina, and regional administrative offices in Ontario and Quebec. We own or lease property in 36 states, six Canadian provinces, Mexico and Puerto Rico.

        Our principal property, plant and equipment consist of land, landfill assets and buildings (primarily incinerators, wastewater treatment plants and transfer stations), vehicles and equipment (including environmental remediation equipment). We have 48 active permitted hazardous waste management properties, and 61 additional service centers and satellite or support locations, which occasionally move to other locations as operations and space requirements change. The incinerators, landfills, and TSDFs are our most significant properties and they are included in the Technical Services segment.

        Our properties are sufficient and suitable to our needs. The following tables set forth certain information as of December 31, 2004 regarding our properties. Substantially all of our operating properties are mortgaged as collateral for our loans.

  Hazardous Waste Management Properties

        Included in the 48 hazardous waste management properties are five incineration locations, nine commercial landfills, seven wastewater treatment plants, 20 TSDFs, and seven facilities which specialize in PCB management, oil and used oil products recycling. Some properties offer multiple capabilities. As described below under "Inactive Properties," we also own 17 discontinued facilities.

  Hazardous Waste Facilities

        Incinerators.    We own five operating incineration facilities containing a total of seven incinerators, as follows:

	# of Incinerators	Practical Capacity (Tons)	Utilization Rate Year Ended December 31, 2004
Nebraska	1	55,000	73%
Utah	1	65,000	80%
Texas	3	120,000	103%
Ontario, Canada	1	105,000	93%
Quebec, Canada	1	73,000	97%

	7	418,000	92%

        Our incinerators offer a wide range of technological capabilities to customers through this network. Incineration in the United States is provided by a fluidized bed thermal oxidation unit and two solids and liquids-capable incineration facilities. In Canada, we operate two hazardous waste liquid injection incinerators.

        Landfills.    In the United States and Canada, we operate nine commercial landfills as follows:

	# of Facilities	Remaining Highly Probable Airspace (cubic yards, in thousands)	Remaining Lives (Years)
California	2	12,750	44 and 68
Colorado	1	513	51
North Dakota	1	449	40
Oklahoma	1	1,463	18
Texas	1	63	2
Utah	1	2,127	24
Alberta, Canada	1	1,111	29
Ontario, Canada	1	8,908	51

	9	27,384

        Seven of our commercial landfills are designed and permitted for the disposal of hazardous wastes and two landfills are operated for non-hazardous industrial waste disposal and, to a lesser extent, municipal solid waste. In addition to our commercial landfills, we also own and operate two non-commercial landfills that only accept waste from on-site incinerators. We own all of the landfills with the exception of the landfill in Oklahoma that is leased.

        Wastewater Treatment Plants.    We operate seven facilities that offer a range of wastewater treatment technologies and customer services, as follows:

	# of Facilities	Owned	Leased
Connecticut	1	1	—
Louisiana	3	2	1
Tennessee	1	1	—
Ohio	1	1	—
Ontario, Canada	1	1	—

	7	6	1

        Wastewater treatment consists primarily of three types of services: hazardous wastewater treatment, sludge de-watering or drying, and non-hazardous wastewater treatment.

        Transportation, Storage and Disposal Facilities ("TSDFs"). We operate 20 TSDFs in the United States and Canada as follows:

	# of Facilities	Owned	Leased
Arizona	1	1	—
California	2	1	1
Florida	1	—	1
Illinois	1	—	1
Kansas	1	—	1
Louisiana	1	1	—
Maryland	1	1	—
Massachusetts	1	1	—
North Carolina	1	1	—
Ohio	1	1	—
Texas	1	1	—
British Columbia, Canada	1	1	—
Manitoba, Canada	1	1	—
Nova Scotia, Canada	1	1	—
Ontario, Canada	3	1	2
Quebec, Canada	2	2	—

	20	14	6

        Our TSDFs facilitate the movement of materials among our network of service centers and treatment and disposal facilities. Transportation may be accomplished by truck, rail, barge or a combination of modes, with our own assets or in conjunction with third-party transporters. Specially designed containment systems, vehicles and other equipment permitted for hazardous and industrial waste transport, together with drivers trained in transportation skills and waste handling procedures, provide for the movement of customer waste streams.

        PCB Management Facilities and Oil Storage or Recycling Capabilities.    We operate seven facilities specializing in PCB management or providing oil storage and recycling capabilities in six states, of which four are owned and three are leased. These facilities are the most significant properties relating to our Site Services segment.

  Other Facilities and Properties

        Service Centers and Satellite Locations.    We operate 61 additional service centers and satellite or support locations in 28 states, three provinces in Canada, one in Mexico and one in Puerto Rico, of which 17 are owned and 44 are leased. These locations are aligned with one or more of our landfills, incinerators, wastewater treatment, consulting, administrative, or other treatment and disposal facilities.

        Inactive CSD Facilities.    In addition to the active facilities and properties described above, we own a total of 17 discontinued facilities that were acquired as part of the CSD assets due to our assumption of the remediation liabilities associated with such properties or our closure of such sites. See "Business—Acquisition" above. The principal such discontinued facilities are a closed incinerator and landfill in Baton Rouge, Louisiana, closed incinerators in Roebuck, South Carolina, Coffeyville, Kansas and Bridgeport, New Jersey, and two closed wastewater treatment facilities in Cleveland, Ohio. Prior to the sale of the CSD assets, Safety-Kleen gave notice to the applicable regulatory agencies of Safety-Kleen's intent to close the facilities, and Safety-Kleen stopped accepting wastes at Baton Rouge in 1997, at Roebuck in 1998, at Coffeyville in 2000, at Bridgeport in 2001 and at Cleveland in 1990. We are proceeding with the closure process.

LEGAL PROCEEDINGS

General Environmental Matters

        Our waste management services are continuously regulated by federal, state, provincial and local laws enacted to regulate discharge of materials into the environment, remediation of contaminated soil and groundwater or otherwise protect the environment. This ongoing regulation results in our frequently becoming a party to judicial or administrative proceedings involving all levels of governmental authorities and other interested parties. The issues involved in such proceedings generally relate to applications for permits and licenses by us and conformity with legal requirements, alleged violations of existing permits and licenses or requirements to clean up contaminated sites. At June 30, 2005, we were involved in various proceedings, the principal of which are described below, relating primarily to activities at or shipments to and/or from our waste treatment, storage and disposal facilities.

Legal Proceedings Related to Acquisition of CSD Assets

        Effective September 7, 2002 (the "Closing Date"), we purchased from Safety-Kleen Services, Inc. and certain of its domestic subsidiaries (collectively, the "Sellers") substantially all of the assets of the Chemical Services Division (the "CSD") of Safety-Kleen Corp. ("Safety-Kleen"). We purchased the CSD assets pursuant to a sale order (the "Sale Order") issued by the Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") which had jurisdiction over the Chapter 11 proceedings involving the Sellers, and we therefore took title to the CSD assets without assumption of any liability (including pending or threatened litigation) of the Sellers except as expressly provided in the Sale Order. However, under the Sale Order (which incorporated by reference certain provisions of the Acquisition Agreement between us and Safety-Kleen Services, Inc.), we became subject to certain legal proceedings involving the CSD assets for three reasons as described below. As of June 30, 2005, we had reserves of $34.1 million (substantially all of which we had established as part of the purchase price for the CSD assets) relating to our estimated potential liabilities in connection with such legal proceedings which were then pending. We also estimate that it is "reasonably possible" as that term is defined in SFAS No. 5 (more than remote but less than likely), that the amount of such total liabilities could be up to $3.0 million greater than such $34.1 million. Because all of our reasonably possible additional losses relating to legal liabilities relate to remedial liabilities, the reasonably possible additional losses for legal liabilities are reflected in the tables of reasonably possible additional losses under the heading "Environmental Liabilities" in "Management's Discussion and Analysis of Financial Condition and Results of Operations." We periodically adjust the aggregate amount of such reserves when such potential liabilities are paid or otherwise discharged or additional relevant information becomes available to us. Substantially all of our legal proceedings liabilities are environmental liabilities and, as such, are included in the tables of changes to remedial liabilities disclosed as part of "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this prospectus.

        The first reason for our becoming subject to certain legal proceedings in connection with the acquisition of the CSD assets is that, as part of the CSD assets, we acquired all of the outstanding capital stock of certain Canadian subsidiaries (the "CSD Canadian Subsidiaries") formerly owned by the Sellers (which subsidiaries were not part of the Sellers' bankruptcy proceedings), and we therefore became subject to the legal proceedings (which include the Ville Mercier Legal Proceedings described below) in which the Canadian Subsidiaries were then involved. The second reason is that, on the Closing Date for the CSD assets, there were ongoing legal proceedings (which include the FUSRAP Legal Proceedings described below), which directly involved certain of the CSD assets of which we became the owner and operator. While we did not agree to be responsible for damages or other liabilities of the Sellers relating to such proceedings, these proceedings might nevertheless affect the future operation of those CSD assets. The third reason is that, as part of the purchase price for the CSD assets, we agreed with the Sellers that we would indemnify the Sellers against certain current and future liabilities of the Sellers under applicable federal and state environmental laws including, in particular, the Sellers' share of certain cleanup costs payable to governmental entities under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund Act") or analogous state Superfund laws. As described below, we and the Sellers are not in complete agreement at this time as to the scope of our indemnity obligations under the Sale Order and the Acquisition Agreement with respect to certain Superfund liabilities of the Sellers.

        The principal legal proceedings related to our acquisition of the CSD assets are as follows. While, as described below, we have established reserves for certain of these matters, there can be no guarantee that any ultimate liability we may incur for any of these matters will not exceed (or be less than) the amount of the current reserves or that we will not incur other material expenditures.

        Ville Mercier Legal Proceedings.    One of the CSD Canadian Subsidiaries (the "Mercier Subsidiary") owns and operates a hazardous waste incinerator in Ville Mercier, Quebec (the "Mercier Facility"). A property owned by the Mercier Subsidiary adjacent to the current Mercier Facility is now contaminated as a result of actions dating back to 1968, when the Quebec government issued to the unrelated company which then owned the Mercier Facility two permits to dump organic liquids into lagoons on the property. By 1972, groundwater contamination had been identified, and the Quebec government provided an alternate water supply to the municipality of Ville Mercier.

        In 1999, Ville Mercier and three neighboring municipalities filed separate legal proceedings against the Mercier Subsidiary and certain related companies together with certain former officers and directors, as well as against the Government of Quebec. The lawsuits assert that the defendants are jointly and severally responsible for the contamination of groundwater in the region, which the plaintiffs claim was caused by contamination from the former Ville Mercier lagoons and which they claim caused each municipality to incur additional costs to supply drinking water for their citizens since the 1970's and early 1980's. The four municipalities claim a total of $1.6 million (CDN) as damages for additional costs to obtain drinking water supplies and seek an injunctive order to obligate the defendants to remediate the groundwater in the region. The Quebec Government also sued the Mercier Subsidiary to recover approximately $17.4 million (CDN) of alleged past costs for constructing and operating a treatment system and providing alternative drinking water supplies. The Mercier Subsidiary continues to assert that it has no responsibility for the groundwater contamination in the region.

        Because the continuation of such proceedings by the Mercier Subsidiary, which we now own, would require us to incur legal and other costs and the risks inherent in any such litigation, we, as part of our integration plan for the CSD assets, decided to vigorously review options which will allow us to establish harmonious relations with the local communities, resolve the adversarial situation with the Provincial government and spare continued legal costs. Based upon our review of likely settlement possibilities, we now anticipate that as part of any such settlement we will likely agree to assume at least partial responsibility for remediation of certain environmental contamination and certain prior costs. At June 30, 2005, we had accrued $10.6 million for remedial liabilities and associated legal costs relating to the Ville Mercier Legal Proceedings.

        FUSRAP Legal Proceedings.    As part of the CSD assets, we acquired a hazardous waste landfill in Buttonwillow, California (the "Buttonwillow Landfill"). During 1998 and 1999, the Seller's subsidiary which then owned the Buttonwillow Landfill (the "Buttonwillow Seller") accepted and disposed in the Buttonwillow Landfill certain construction debris (the "FUSRAP Wastes") that originated at a site in New York that was part of the federal Formerly Utilized Sites Remedial Action Program ("FUSRAP"). FUSRAP was created in the mid-1970s in an attempt to manage various sites around the country contaminated with residual radioactivity from activities conducted by the Atomic Energy Commission and the United States military during World War II. The FUSRAP Wastes are primarily construction and demolition debris exhibiting low-activity residual radioactivity that were shipped to the Buttonwillow Landfill by the U.S. Army Corps of Engineers.

        The California Department of Health Services ("DHS") claimed in a letter to the Buttonwillow Seller delivered in 1999 that the Buttonwillow Seller did not lawfully accept the FUSRAP Wastes under applicable California law and regulations. Both DHS and the California Department of Toxic Substances Control ("DTSC") filed claims in the Sellers' bankruptcy proceedings preserving the right of those agencies to claim penalties against the Buttonwillow Seller and possibly seeking to compel removal of the FUSRAP Wastes from the Buttonwillow Landfill. However, aside from the letter to the Buttonwillow Seller and the filing of the proofs of claim in the Sellers' bankruptcy proceedings, the California agencies have not commenced any enforcement proceedings relating to the Buttonwillow Landfill. Both we and the Sellers believe that the FUSRAP Wastes were properly, safely and lawfully disposed of at the Buttonwillow Landfill under all applicable laws and regulations, and we would vigorously resist any efforts to require that such wastes be removed if either of the California agencies should in the future initiate any enforcement action for this purpose. We now estimate that the cost of removing the FUSRAP Wastes from the Buttonwillow Landfill would be approximately $6.9 million. However, we have not accrued any costs of removing the FUSRAP Wastes because we believe that, in the event the California agencies were in the future to initiate any enforcement action, only a remote possibility exists that a final order would be issued requiring us to remove such wastes.

        Indemnification of Certain CSD Superfund Liabilities.    Our agreement with the Sellers under the Acquisition Agreement and the Sale Order to indemnify the Sellers against certain cleanup costs payable to governmental entities under federal and state Superfund laws now relate primarily to (i) two properties included in the CSD assets which are either now subject or proposed to become subject to Superfund proceedings, (ii) certain potential liabilities which the Sellers might incur in the future in connection with an incinerator formerly operated by Marine Shale Processors, Inc. to which the Sellers shipped hazardous wastes, and (iii) 35 active Superfund sites owned by third parties where the Sellers have been designated as Potentially Responsible Parties ("PRPs"). As described below, there are also four other Superfund sites owned by third parties where the Sellers have been named as PRPs or potential PRPs and for which the Sellers have sent demands for indemnity to us since the Closing Date. In the case of the two properties referenced above which were included in the CSD assets, we are potentially directly liable for cleanup costs under applicable environmental laws because of our ownership and operation of such properties since the Closing Date. In the case of Marine Shale Processors and the 35 other third-party sites referenced above, we do not have direct liability for cleanup costs but may have an obligation to indemnify the Sellers, to the extent provided in the Acquisition Agreement and the Sale Order, against the Sellers' share of such cleanup costs which are payable to governmental entities.

        Federal and state Superfund laws generally impose strict, and in certain circumstances, joint and several liability for the costs of cleaning up Superfund sites not only upon the owners and operators of such sites, but also upon persons or entities which in the past have either generated or shipped hazardous wastes which are present on such sites. The Superfund laws also provide for liability for damages to natural resources caused by hazardous substances at such sites. Accordingly, the Superfund laws encourage PRPs to agree to share in specified percentages of the aggregate cleanup costs for Superfund sites by entering into consent decrees, settlement agreements or similar arrangements. Non-settling PRPs may be liable for any shortfalls in government cost recovery and may be liable to other PRPs for equitable contribution. Under the Superfund laws, a settling PRP's financial liability could increase if the other settling PRPs were to become insolvent or if additional or more severe contamination were discovered at the relevant site. In estimating the amount of those Sellers' liabilities at those Superfund sites where one or more of the Sellers has been designated as a PRP and as to which we believe that we have potential liability under the Acquisition Agreement and the Sale Order, we therefore reviewed any existing consent decrees, settlement agreements or similar arrangements with respect to those sites, the Sellers' negotiated volumetric share of liability (where applicable), our prior knowledge of the relevant sites, and our general experience in dealing with the cleanup of Superfund sites.

        Properties Included in CSD Assets.    The CSD assets which we acquired include an active service center located at 2549 North New York Street in Wichita, Kansas (the "Wichita Property"). The Wichita Property is one of several properties located within the boundaries of a 1,400-acre state-designated Superfund site in an old industrial section of Wichita known as the North Industrial Corridor Site. Along with numerous other PRPs, the Sellers executed a consent decree relating to such site with the EPA, and we are continuing our ongoing remediation program for the Wichita Property in accordance with that consent decree. Also included within the CSD assets which we acquired are rights under an indemnification agreement between the Sellers and a prior owner of the Wichita Property, which we anticipate but cannot guarantee will be available to reimburse certain such cleanup costs.

        The CSD assets also include a former hazardous waste incinerator and landfill in Baton Rouge, Louisiana ("BR Facility") currently undergoing remediation pursuant to an order issued by the Louisiana Department of Environmental Quality. In December 2003, we received an information request from the federal EPA pursuant to the Superfund Act concerning the Devil's Swamp Lake Site ("Devil's Swamp") in East Baton Rouge Parish, Louisiana. On March 8, 2004, the EPA proposed to list Devil's Swamp on the National Priorities List for further investigations and possible remediation. Devil's Swamp includes a lake located downstream of an outfall ditch where wastewaters and stormwaters have been discharged from the BR Facility, as well as extensive swamplands adjacent to it. Contaminants of concern cited by the EPA as a basis for listing the site include substances of the kind found in wastewaters discharged from the BR Facility in past operations. While our ongoing corrective actions at the BR Facility may be sufficient to address the EPA's concerns, there can be no assurance that additional action will not be required and that we will not incur material costs. We cannot now estimate our potential liability for Devil's Swamp; accordingly, we have accrued no liability for remediation of Devil's Swamp beyond what was already accrued pertaining to the ongoing corrective actions and amounts sufficient to cover certain projected legal fees and related expenses.

        Marine Shale Processors.    Beginning in the mid-1980s and continuing until July 1996, Marine Shale Processors, Inc., located in Amelia, Louisiana ("Marine Shale"), operated a kiln which incinerated waste producing a vitrified aggregate as a by-product. Marine Shale contended that its operation recycled waste into a useful product, i.e., vitrified aggregate, and therefore was exempt from regulation under the Resource Conservation Recovery Act ("RCRA") and permitting requirements as a hazardous waste incinerator under applicable federal and state environmental laws. The EPA contended that Marine Shale was a "sham-recycler" subject to the regulation and permitting requirements as a hazardous waste incinerator under RCRA, that its vitrified aggregate by-product was a hazardous waste, and that Marine Shale's continued operation without required permits was illegal. Litigation between the EPA and Marine Shale began in 1990 and continued until July 1996 when the U.S. Fifth Circuit Court of Appeals ordered Marine Shale to shutdown its operations. During the course of its operation, Marine Shale produced thousands of tons of aggregate, some of which was sold as fill material at various locations in the vicinity of Amelia, Louisiana, but most of which was stockpiled on the premises of the Marine Shale facility. Almost all of this aggregate has since been moved to a nearby site owned by an affiliate of Marine Shale, known as Recycling Park, Inc. In accordance with a court order authorizing the movement of this material to this off-site location, all of the materials located at Recycling Park, Inc. comply with the land disposal restrictions of RCRA. Approximately 7,000 tons of aggregate remain on the Marine Shale site. Moreover, as a result of past operations, soil and groundwater contamination may exist on the Marine Shale facility and the Recycling Park, Inc. site.

        Although the Sellers never held an equity interest in Marine Shale, the Sellers were among the largest customers of Marine Shale in terms of overall incineration revenue. Based on a plan to settle obligations that was established at the time of the acquisition, we obtained more complete information as to the potential status of the Marine Shale facility and the Recycling Park, Inc. site as a Superfund site or sites, the potential costs associated with possible removal and disposal of some or all of the vitrified aggregate and closure and remediation of the Marine Shale facility and the Recycling Park, Inc. site, and the respective shares of other identified potential PRPs on a volumetric basis.

Accordingly, we determined in the third quarter of 2003 that the remedial liabilities and associated legal costs were then probable and estimable and recorded liabilities for our estimate of the Sellers' proportionate share of environmental cleanup costs potentially payable to governmental entities under federal and/or state Superfund laws. At June 30, 2005, we had accrued $13.4 million of reserves relating to potential cleanup costs for the Marine Shale facility and the Recycling Park, Inc. site.

        On December 24, 2003, the Sellers' plan of reorganization became effective under chapter 11 of the Bankruptcy Code. If the EPA or the Louisiana Department of Environmental Quality ("LDEQ") were in the future to designate the Marine Shale facility and/or the Recycling Park, Inc. site as a Superfund site or sites, the Sellers might assert that they are not responsible for potential cleanup costs associated with such site or sites, and we might assert that under the Sale Order we are not obligated to pay or reimburse cleanup and related costs associated with such site or sites. We cannot now provide assurances with respect to any such matters which, in the event the EPA or the LDEQ were in the future to designate the Marine Shale facility and/or the Recycling Park, Inc. site as a Superfund site or sites, would need to be resolved by future events, negotiations and, if required, legal proceedings.

        Third Party Superfund Sites.    Prior to the Closing Date, the Sellers had generated or shipped hazardous wastes, which are present on an aggregate of 35 sites owned by third parties, which have been designated as federal or state Superfund sites and at which the Sellers, along with other parties, had been designated as PRPs. Under the Acquisition Agreement and the Sale Order, we agreed with the Sellers that we would indemnify the Sellers against the Sellers' share of the cleanup costs payable to governmental entities in connection with those 35 sites, which were listed in Exhibit A to the Sale Order (the "Listed Third Party Sites"). At 29 of the Listed Third Party Sites, the Sellers had addressed, prior to our acquisition of the CSD assets in September 2002, the Sellers' cleanup obligations to the federal and state governments and to other PRPs by entering into consent decrees or other settlement agreements or by participating in ongoing settlement discussions or site studies and, in accordance therewith, the PRP group is generally performing or has agreed to perform the site remediation program with government oversight. With respect to one of those 29 Listed Third Party Sites, certain developments have occurred since our purchase of the CSD assets as described in the following two paragraphs. Of the six remaining Listed Third Party Sites, we on behalf of the Sellers are contesting with the governmental entities and PRP groups involved liability at two sites, have settled the Sellers' liability at one site, confirmed that the Sellers were ultimately not named as PRPs at one site, and plan to fund participation by the Sellers as settling PRPs at three sites. With respect to the 35 Listed Third Party Sites, we had reserves of $17.9 million at June 30, 2005.

        With respect to one of those 35 sites (the "Helen Kramer Landfill Site"), the Sellers had entered (prior to the Sellers commencing their bankruptcy proceeding in June 2000) into settlement agreements with certain members of the PRP group which agreed to perform the cleanup of that site in accordance with a consent decree with governmental entities, in return for which the Sellers received a conditional release from such governmental entities. Following the Sellers' commencement of their bankruptcy proceeding, the Sellers failed to satisfy their payment obligations to those PRPs under those settlement agreements.

        In November 2003, certain of those PRPs made a demand directly on us for the Sellers' share of the cleanup costs incurred by the PRPs with respect to the Helen Kramer Landfill Site. However, at a hearing in the Bankruptcy Court on January 6, 2004 on a motion by those PRPs seeking an order that we were liable to such PRPs under the terms of the Sale Order, the Bankruptcy Court declined to hear the motion on the ground that those PRPs (which are not governmental entities) have no right to seek direct payment from us for any portion of the cleanup costs which they have incurred in connection with that site. Our legal position is that when the Sellers' plan of reorganization became effective in December 2003, the Sellers likely were discharged from their obligations to those PRPs for that site. The Sellers have never made an indemnity request upon us for any obligations relating to that site. The PRPs indicated their intention to pursue additional recourse against us, but we filed in February 2005 a complaint with the Bankruptcy Court seeking declaratory relief that the injunction in the Sale Order is operative against those PRPs' efforts to proceed directly against us and seeking sanctions against those PRPs for violating that injunction. On April 20, 2005, our general counsel advised us that our exposure to liability for the Sellers' obligations with respect to the Helen Kramer Landfill Site was no longer "probable," and we therefore reversed a $1.9 million reserve which we had established with respect to those potential liabilities in connection with our acquisition of the CSD assets. The reversal of the $1.9 million reserve was recorded to selling, general and administrative expenses. On October 19, 2005, the Bankruptcy Court granted the PRPs' motion to dismiss the count of our complaint seeking sanctions against them for contempt, but the remaining counts of our complaint seeking declaratory relief remain to be resolved.

        By letters to us dated September 22 and 28, 2004, and January 22 and 28, 2005, the Sellers identified, in addition to the 35 Listed Third Party Sites, four additional sites owned by third parties which the EPA or a state environmental agency has designated as a Superfund site or potential Superfund site and at which one or more of the Sellers have been named as a PRP or potential PRP. In those letters, the Sellers asserted that we have an obligation to indemnify the Sellers for their share of the potential cleanup costs associated with such four additional sites. We have responded to such letters from the Sellers by stating that, under the Sale Order, we have no obligation to reimburse the Sellers for any cleanup and related costs (if any), which the Sellers may incur in connection with such four additional sites. We intend to assist the Sellers in providing information now in our possession with respect to such four additional sites and to participate in negotiations with the government agencies and PRP groups involved. In addition, at one of those four additional sites, we may have some liability independently of the Sellers' involvement with that site, and we may also have certain defense and indemnity rights under contractual agreements for prior acquisitions relating to that site. Accordingly, we are now investigating that site further. However, we now believe that we have no liabilities with respect to the potential cleanup of those four additional sites that are both probable and estimable at this time, and we have therefore not established any reserves for any potential liabilities of the Sellers in connection therewith. It is expressly our legal position that we are not liable at any of the four sites for any and/or all of the Sellers' liabilities. In any event, at one site the potential liability of the Seller(s) is de minimis and a settlement has already been offered to the Seller(s) to that effect, and at one site we believe that the Seller(s) shipped no wastes or substances into the site and therefore the Seller(s) have no liability. For the other two sites, we cannot estimate the amount of the Sellers' liabilities, if any, at this time, and that irrespective of whatever liability the Sellers may or may not have, we reaffirm our position that we do not have any liability for any of the four sites including these two particular sites.

        Inactive Third Party Superfund Sites.    In addition to the Superfund sites owned by third parties described in the preceding paragraphs, the Sellers have also been identified as PRPs at several other federal or state Superfund sites owned by third parties that we believe are now inactive with respect to the Sellers. The inactive sites generally involve the shipment by the Sellers of a de minimis amount of wastes to such sites and prior consent decrees, settlement agreements or similar arrangements providing for minimal payment obligations by the Sellers. De minimis agreements generally are intended to settle all claims for small PRPs and such agreements have limited "re-opener" provisions. At certain other inactive sites, the Sellers have disclaimed any liability by advising the governmental entities involved that the Sellers had not shipped any wastes to those sites. We have not established reserves for any of the inactive sites because we believe that the Sellers' cleanup liabilities with respect to those sites have already been resolved and that, under the Sale Order, we would not be responsible for such liabilities in any event.

Other Legal Proceedings Related to CSD Assets

        In addition to the legal proceedings related to the acquisition of the CSD assets described above, subsequent to the acquisition in September 2002 various plaintiffs which are represented by the same law firm have filed three lawsuits based in part upon allegations relating to ownership and operation of a deep injection well facility near Plaquemine, Louisiana which Clean Harbors Plaquemine, LLC ("CH Plaquemine"), one of our subsidiaries, acquired as part of the CSD assets. The first such lawsuit was filed in December 2003 in the 18th Judicial District Court in Iberville Parish, Louisiana, against CH Plaquemine under the citizen suit provisions of the Louisiana Environmental Quality Act. The lawsuit alleges that the facility is in violation of state law by disposing of hazardous waste into an underground injection well that the plaintiffs allege is located within the banks or boundaries of a body of surface water within the jurisdiction of the State of Louisiana. The lawsuit also focuses on a "new area of concern" at the facility, which the plaintiffs allege is a source of contamination which will require environmental remediation and/or restoration. The lawsuit also alleges that CH Plaquemine's former facility manager made false representations and failed to disclose material information to the regulators about the facility after CH Plaquemine acquired it in September 2002. The plaintiffs seek an order declaring the facility to be located within the banks or boundaries of a body of surface water under state law, payment of civil penalties of $27,500 per violation per day from and after November 17, 2003, and an additional penalty of $1.0 million for damages to the environment, plus interest. The plaintiffs also seek an order requiring the facility to remove all waste disposed of since September of 2002, and in general, to conduct an investigation into and remediate the alleged contamination at the facility, as well as damages for alleged personal injuries and property damage, natural resources damages, costs of litigation, and attorney's fees. On January 14, 2005, the state district court judge granted the plaintiffs' petition for a preliminary (or temporary) injunction restraining the subsidiary from disposing of hazardous waste in the injection well. On January 18, 2005 (the next day the court was again open for business) CH Plaquemine filed a motion seeking to stay the preliminary injunction, which the same judge granted. The legal effect of the stay order was to allow the facility to continue normal business operations and to continue injecting hazardous waste, pending an appeal. In accordance with the stay order that was granted in favor of the subsidiary, CH Plaquemine has appealed the court's initial ruling granting the preliminary (or temporary) injunction to the Louisiana First Circuit Court of Appeal in Baton Rouge, and that appeal is presently pending.

        In February 2005 this same group of plaintiffs sent notice to the Louisiana Department of Environmental Quality that they intended to file a second citizen suit. In April 2005, the second citizen suit petition was filed naming Clean Harbors, Inc. ("CHI"), Clean Harbors Environmental Services, Inc. ("CHESI"), and an employee of CHESI as defendants. The second citizen suit alleges that CHI, CHESI and the CHESI employee are liable for conduct based upon claims that are substantially similar in nature to those filed against CH Plaquemine in the original citizen suit and also alleges that CHI and CHESI are liable for certain aspects of the operations of CH Plaquemine under the lawsuit's so-called "Single Business Entity Doctrine." This second lawsuit seeks civil penalties of $10,000 per day per violation from an unspecified date. Both CHI and CHESI have filed motions to dismiss the suit against them.

        In June 2005, the same plaintiff's lawyers who filed the two lawsuits described immediately above filed a petition to add CHI, CHESI, CH Plaquemine and the two (one former, one current) employee defendants, to a lawsuit commenced in 1996 against the former owner of the site. While the allegations of that suit are slightly different from the two lawsuits described above, CHI and CHESI are again named in the petition as defendants based largely on the so-called "Single Business Entity Doctrine." This third lawsuit also names as defendants certain former owners and operators of the facility and the insurance company that currently provides environmental impairment liability insurance coverage for the facility, and seeks unspecified compensatory and punitive damages and attorney's fees.

        We believe that all three of these lawsuits are without merit, and are vigorously defending against the claims made. We further believe that, since its acquisition by CH Plaquemine, the Plaquemine facility has been and now is in full compliance with its operating permits and all applicable state laws, and that any alleged contamination in the "new area of concern" complained of by the plaintiffs was and is already being addressed under the corrective action provisions of its RCRA operating permit. In addition, we believe that many of the plaintiffs' claims relate to actions or omissions allegedly taken or caused prior to September 2002 by third parties that formerly owned and/or operated, or generated or shipped waste to, the Plaquemine facility for which we have no legal responsibility under the Sale Order. Prior to June 30, 2005, we had incurred legal expenses in connection with defending against these three lawsuits that satisfied the $1.0 million deductible on our environmental impairment liability insurance applicable to the Plaquemine facility. Because we believe the claims against CH Plaquemine, CHI and CHESI in the three lawsuits are without merit and that we have adequate insurance to cover any future liabilities associated with such lawsuits, we do not now maintain any reserves associated with the three Plaquemine lawsuits.

Legal Proceedings Not Related to CSD Assets

        In addition to the legal proceedings in which we became involved as a result of our acquisition of the CSD assets, we are also involved in certain legal proceedings which have arisen for other reasons. The principal such legal proceedings include certain Superfund proceedings relating to sites owned by third parties where we (or a predecessor) has been named a PRP, certain regulatory proceedings, and litigation involving the former holders of our subordinated notes.

  Superfund Sites Not Related to CSD Acquisition

        We have been named as a PRP at 28 sites that are not related to the CSD acquisition. Fourteen of these sites involve two subsidiaries, which we acquired from ChemWaste, a former subsidiary of Waste Management, Inc. As part of that acquisition, ChemWaste agreed to indemnify us with respect to any liability of those two subsidiaries for waste disposed of before we acquired them. Accordingly, Waste Management is paying all costs of defending those two subsidiaries in those 14 cases, including legal fees and settlement costs.

        Our subsidiary which owns the Bristol, Connecticut facility is involved in one of the 28 Superfund sites. As part of the acquisition of that facility, the seller and its now parent company, Cemex, S.A., agreed to indemnify us with respect to any liability for waste disposed of before we acquired the facility, which would include any liability arising from Superfund sites.

        Eleven of the 28 Superfund sites involve subsidiaries acquired by us which had been designated as PRPs with respect to such sites prior to our acquisition of such subsidiaries. Some of these sites have been settled, and we believe our ultimate liability with respect to the remaining such sites will not be material to our result of operations, cash flow from operations or financial position.

        As of June 30, 2005, we had reserves of $0.2 million for cleanup of Superfund sites not related to the CSD acquisition at which either we or a predecessor has been named as a PRP. However, there can be no guarantee that our ultimate liabilities for these sites will not materially exceed this amount or that indemnities applicable to any of these sites will be available to pay all or a portion of related costs.

  EPA Enforcement Actions

        Kimball Facility.    On April 2, 2003, Region VII of the U.S. Environmental Protection Agency ("EPA Region VII") in Kansas City, Kansas, served a Complaint, Compliance Order and Notice of Opportunity for Hearing ("CCO") on our subsidiary which operates an incineration facility in Kimball, Nebraska. The CCO stems from an inspection of the Kimball facility between April 8 and 10, 2002. Thereafter, EPA Region VII issued a Notice of Violation ("NOV") for certain alleged violations of RCRA. We responded to the NOV by letter and contested the allegations. After extensive settlement negotiations, on February 23, 2004, we and EPA Region VII executed a Consent Agreement and Final Order that included a Supplemental Environmental Project ("SEP"). We will be required to perform and account for the SEP in accordance with the EPA's SEP Policy. The SEP will involve cleaning out chemicals from high school laboratories, art departments and other campus locations, with all such work to be performed by our own trained field chemists. The SEP will also include the proper packaging, labeling, manifesting, transportation, and ultimately disposal, recycling or re-use of these chemicals at the hazardous waste treatment, storage and disposal facilities owned and operated by our subsidiaries, in lieu of the payment of any further civil penalties. We will have two years to complete the performance of the SEP, and any remaining amounts then still owed and outstanding will have to be paid in cash at that time, as calculated pursuant to a sliding scale formula that reduces the amount of cash that will be owed as more of the environmental services are rendered over the two-year period. At June 30, 2005, we had accrued $132 thousand for its SEP liability.

        Chicago Facility.    By letter dated January 16, 2004, Region V of the EPA ("EPA Region V") in Chicago, Illinois notified us that EPA Region V believes our Chicago, Illinois facility may be in violation of the National Emission Standard for Benzene Waste Operations Subpart FF regulations promulgated under the Clean Air Act and that EPA Region V may seek injunctive relief and civil penalties for these alleged violations. The alleged violations pertain to total annual benzene quantity determinations and reporting, provisions of individual waste stream identification and emissions control information, and treatment and control requirements for the benzene waste streams. We believe that our Chicago facility complies in all material respects with these regulations and has engaged in ongoing settlement discussions with EPA Region V to resolve the issues described in the letter from EPA Region V without litigation. Our position during the course of the negotiations was that we had properly relied upon prior EPA guidance in employing our mid-point methodology in calculating our reports on benzene emissions and made those calculations in good faith. It also became apparent to us that same methodology was also employed by us at several other Clean Harbors' facilities (Bristol, CT; Cincinnati, OH; Braintree, MA; and Kimball, NE as well as Chicago, IL) and that, furthermore, the facilities previously owned and operated by the Chemical Services Division of Safety-Kleen also utilized that same methodology prior to and subsequent to their acquisition by us. Accordingly, we self-disclosed that circumstance to the US EPA and entered into a global settlement by way of a Consent Order ending the dispute. We will pay a $300,000 fine for all the facilities and have agreed to an EPA mandated formula for calculating benzene emissions. The Consent Order does not impose either financial or operationally material requirements.

  State and Provincial Enforcement Actions

        Chicago Facility.    On February 12, 2004, our subsidiary which owns the Chicago facility was notified by the Illinois Attorney General's Office that an enforcement action was being initiated against such facility. The enforcement action alleges that the Chicago facility has violated its operating permit, certain Illinois Pollution Control Board regulations, and allegedly applicable provisions of the National Emission Standards for Hazardous Air Pollutants ("NESHAPs"). The Illinois Attorney General's Office announced that it was seeking $170 thousand in penalties. Our legal and compliance representatives have held discussions with the Illinois Attorney General's Office and the Illinois Environmental Protection Agency, and anticipate that a Supplemental Environmental Project will be negotiated that will substantially reduce the cash component of the penalty in exchange for agreeing to the installation of equipment upgrades at the facility designed to address and control air emissions from operations. These negotiations are ongoing, and although significant progress has been made, there can be no assurance that a settlement can be reached or that the penalty will be reduced.

        Aragonite, Utah Facility.    In February 2005, the Utah Department of Environmental Quality ("DEQ") issued a Notice of Violation and Compliance Order ("NOVCO") No. 0405013 against the Clean Harbors Aragonite, LLC incinerator, transfer station and storage facility located near Aragonite, Utah ("CH Aragonite"). The NOVCO pertains to hazardous waste compliance inspections conducted from October 2003 through September 2004 at CH Aragonite. CH Aragonite filed a detailed and comprehensive response to the NOVCO in April 2005. The DEQ assessed a proposed penalty of $129,860. On September 16, 2005, CH Aragonite entered into a Consent Order with the Utah DEQ, settling this enforcement action by agreeing to pay a reduced penalty of $114,912.

        Kimball Facility.    On October 11, 2005, we were notified by the Nebraska Department of Environmental Quality (NDEQ) that our Kimball facility had violated terms of its permit by accepting a prohibited waste stream identified as FO27 on three occasions. The NDEQ also noted a second violation related to failure to make a hazardous waste determination concerning certain rinseate wash water. The NDEQ determined that no further corrective action was required on either of these violations, however the NDEQ did refer the matter to the Nebraska Attorney General for monetary penalties. The Attorney General has proposed settlement at $145,000 to be evenly split between civil penalties and a supplemental environmental project (SEP). We intend to pursue settlement discussions with the Nebraska Attorney General's Office to revolve the matter.

        London, Ontario Facility.    Clean Harbors Environmental Services Inc., and one of our Canadian subsidiaries, Clean Harbors Canada, Inc., received a summons from the Provincial Ministry of Labour alleging a number of regulatory offenses under the Ontario Occupational Health and Safety Act as a result of a fire in October 2003 at a Clean Harbors Canada, Inc., waste transfer facility in London, Ontario. A worker at the facility received serious injuries as a result of the fire. The matter is pending in the Ontario Court of Justice in London, Ontario. The initial appearance on this matter occurred on November 22, 2004, and in the Spring of 2005 we filed a pre-trial motion to quash the charges based on the jurisdictional argument that the Provincial Ministry of Labour lacked jurisdiction to lay charges as the jurisdiction to do so rests with the Federal Government under the Canadian Labour Code. In continuing the pre-trial proceedings, the court has decided that we will file an affidavit in support of our motion with the Crown in mid-December, 2005 and receive a cross motion from the Crown. We expect the hearing on the motions to be held sometime in late winter 2006. We have not accrued any liability associated with this matter because any potential liability is not now estimable.

        Summons To Respond to Environment Canada.    On July 15, 2005 a Summons was received from a Justice of the Peace for the Province of Ontario by our Lambton Facility in Sarnia, Ontario, Canada requiring us to appear in the Ontario Court of Justice in Sarnia, Ontario, on September 19, 2005 to answer charges alleging that at various times between January, 2003 and June 2004, we failed to provide manifest copies to Environment Canada within three days after the manifest is provided to the first authorized carrier and failure to provide an inspector with outstanding manifests; importation of environmentally hazardous waste without an authorized carrier; and failure to submit notice information to the Minister. Such alleged failures if true, would be contrary to: section 7(o) of the Export and Import of Hazardous Waste Regulations; section 272 (1)(a) of the Canadian Environmental Protection Act, 1999, c-33; paragraph 3(1) of the Environmental Emergency Regulations; section 32 (a) of the Export and Import of Hazardous Waste Regulations; section 30(a) of the Export and Import of Hazardous Wastes Regulations and section 13(1)(a) of the Transportation of Dangerous Goods Act, 1992.

        Our attorneys appeared at the proceeding on September 19, 2005 and received additional information regarding the alleged technical offenses. We are presently reviewing those materials. The next court appearance on the matter is November 21, 2005, at which time we anticipate that the matter will be adjourned to a future date while we determine whether we intend to contest the charges.

  Contingency

        Litigation Involving Former Holders of Subordinated Notes.    On April 30, 2001, we issued to John Hancock Life Insurance Company, Special Value Bond Fund, LLC, the Bill and Melinda Gates Foundation, and certain other institutional lenders (collectively, the "Lenders") $35.0 million of 16% Senior Subordinated Notes due 2008 (the "Subordinated Notes") as part of our refinancing of all our then outstanding indebtedness. Under the Securities Purchase Agreement dated as of April 12, 2001, between us and the Lenders (the "Purchase Agreement"), we were also required to pay a $350 thousand closing fee and issue to the Lenders warrants for an aggregate of 1,519,020 shares of our common stock (the "Warrants") exercisable at any time prior to April 30, 2008 at an exercise price of $.01 per share. The Purchase Agreement contained covenants limiting (with certain exceptions) our ability to acquire other businesses or incur additional indebtedness without the consent of a majority in interest of the Lenders. The Purchase Agreement also provided that, if we should elect to prepay the Subordinated Notes prior to maturity, we would be obligated to pay a prepayment penalty which, in the case of a prepayment prior to April 30, 2004, would include a so-called "Make Whole Amount" computed using a discount rate 2.5% above the then current yield on United States government securities of equal maturity to the Subordinated Notes. The Purchase Agreement also provided that, if we should default on any of the terms of the Purchase Agreement including the covenants described above, the Lenders would have the right to call the Subordinated Notes for payment at an amount equal to the principal, accrued interest and the so-called "Make Whole Amount" then in effect.

        During several months prior to our acquisition of the CSD assets effective September 7, 2002, we sought the Lenders' cooperation with respect to such acquisition and to include the Lenders in a refinancing of our outstanding debt (which might involve leaving the Subordinated Notes outstanding or refinancing them). The Lenders, however, ultimately refused to provide any such cooperation. We thus notified the Lenders that we were proceeding with the acquisition of the CSD assets, which would be a violation of certain covenants in the Purchase Agreement, and the Lenders then called the Subordinated Notes for payment, including principal, interest and the "Make Whole Amount" of $16,991,129, an amount equal to 48.5% of the principal amount of the Subordinated Notes. In response to the Lenders' demand, we immediately paid in full the amount demanded, while notifying the Lenders that we were paying the "Make Whole Amount" under protest

        Shortly after the closing of the acquisition of the CSD assets, we wrote to the Lenders demanding a return of the prepayment penalty, in response to which, on September 27, 2002, the Lenders filed a complaint in the Superior Court in Norfolk County, Massachusetts asking the Court to determine the prepayment penalty to be valid and enforceable. On October 1, 2002, we filed a complaint in the Business Litigation Session of the Superior Court in Suffolk County, Massachusetts seeking a declaratory judgment that the "Make Whole Amount" is an unenforceable penalty and seeking an order for the return of the amount paid as a penalty, less the Lenders' actual damages (if any), plus interest and costs. In the case of certain of the Lenders, we also sought a judgment that those Lenders' receipt of their share of the "Make Whole Amount," the closing payment and the fair value of the Warrants constitute a violation of applicable Massachusetts usury laws. We filed a motion seeking to consolidate both legal proceedings in the Business Litigation Session of the Superior Court in Suffolk County, Massachusetts, which motion was granted. Discovery in the proceedings was completed and all parties served and filed motions for summary judgment. On March 15, 2004, the Court granted summary judgment for the Lenders ruling that the "Make Whole Amount" was enforceable and that the Lenders had not violated the Massachusetts usury laws, and on May 15, 2004 the Court ordered us to pay $323 thousand to the Lenders for legal and expert cost reimbursement. We appealed the Court's rulings, and the Lenders cross-appealed as to the amount of legal and expert cost reimbursement.

        On August 29, 2005, the Massachusetts Appeals Court issued a decision affirming the Superior Court's ruling that the "Make Whole Amount" was enforceable, reversing the Superior Court's ruling that certain of the Lenders (which collectively held 37.1% of the Subordinated Notes) had not violated the Massachusetts usury laws and remanding the case to the Superior Court for further proceedings on that issue, and affirming the Superior Court's order that we pay $323 thousand to the Lenders for legal and expert costs but denying the Lenders' appeal for additional reimbursements. We cannot predict what remedy, if any, the Superior Court might have fashioned to address the violation by certain of the Lenders of the Massachusetts usury laws as found by the Appeals Court, and, on September 16, 2005, we appealed the Appeals Court's decision to the Massachusetts Supreme Judicial Court. However, on October 13, 2005, we and the defendants settled the case. Under the terms of the settlement, we withdrew our appeal of the decision by the Massachusetts Appeals Court and agreed to forego any relief the Superior Court might have fashioned relating to the violation of the usury laws found by the Appeals Court, and the defendants agreed to forego payment of the legal fees and costs awarded to them by the Superior Court.

MANAGEMENT

        The members of our Board of Directors, executive officers and other key employees and their respective ages as of June 1, 2005 are as follows:

Name	Age	Position
Alan S. McKim	50	Chairman of the Board of Directors, President and Chief Executive Officer
John D. Barr	57	Director
John P. DeVillars	56	Director
Daniel J. McCarthy	73	Lead Director
John T. Preston	55	Director
Andrea Robertson	47	Director
Thomas J. Shields	58	Director
Lorne R. Waxlax	71	Director
Guy R. Adam	54	Vice President, Canadian Operations**
Eugene A. Cookson, Jr.	47	President, Site Services*
Jerry E. Correll.	55	Senior Vice President of Sales*
George L. Curtis	46	Vice President, Transportation and Disposal Services*
William J. Geary	58	Executive Vice President and General Counsel*
Eric W. Gerstenberg	36	Senior Vice President, U.S. Disposal Operations*
Stephen H. Moynihan	49	Senior Vice President and Treasurer
William F. O'Connor	55	Senior Vice President, Risk Management*
David M. Parry	39	Senior Vice President, Technical Services*
Carl d. Paschetag, Jr.	45	Vice President, Controller and Chief Accounting Officer
Anthony Pucillo	48	Executive Vice President, Sales, Marketing and Central Services*
James M. Rutledge	53	Executive Vice President and Chief Financial Officer
Michael J. Twohig	42	Senior Vice President and Chief Information Officer*
Brian P. Weber	37	Senior Vice President, Central Services*

*
Officer of Clean Harbors Environmental Services, Inc., a wholly-owned subsidiary of the parent holding company, Clean Harbors, Inc.

**
Officer of Clean Harbors Canada, Inc., a wholly-owned subsidiary of the parent holding company, Clean Harbors, Inc.

        Alan S. McKim founded the Company in 1980 and is Chairman of the Board of Directors, President and Chief Executive Officer. He serves as a director of most of the Company's subsidiaries. Mr. McKim holds an MBA from Northeastern University. He has been a director of the Company since its formation. His current term as a Class I director expires in 2008.

        John D. Barr is the Vice Chairman of Papa Murphy's International, Inc., a privately owned company which is the largest take-and-bake pizza chain in the United States. From 1999 to 2004, he served as President and Chief Executive Officer of Automotive Performance Industries, a privately owned company providing a variety of logistical services to the major automotive manufacturers. From 1995 to 1999, he served as President and Chief Operating Officer and a Director of Quaker State Corporation, where he was involved in a number of acquisitions and divestitures prior to the acquisition of Quaker State Corporation by Pennzoil Company in 1999. From 1970 to 1995, Mr. Barr served in various capacities with the Valvoline Company, a subsidiary of Ashland, Inc., which culminated in an eight-year tenure as President and Chief Executive Officer. Mr. Barr serves as a director of United

Auto Group, Inc., James Hardie Industries, N.V. and UST, Inc. Mr. Barr has served as a director of the Company since August 2003. His current term as a Class II director expires in 2006.

        John P. DeVillars is the Managing Partner of BlueWave Strategies, LLC and BlueWave Capital, LLC, strategic advisory and merchant banking enterprises providing consulting and financial advisory services to environmental and renewable energy companies. From 2000 to 2003, Mr. DeVillars served as Executive Vice President of Brownfields Recovery Corporation, a privately owned company engaged in remediating, financing, and redeveloping environmentally impacted properties. From 1994 through 2000, Mr. DeVillars served as the New England Administrator for the U.S. Environmental Protection Agency. From 1991 to 1994, he was a Director of Environmental Advisory Services with Coopers & Lybrand, and from 1988 to 1991, he served as Secretary of Environmental Affairs for the Commonwealth of Massachusetts and Chairman of the Board of the Massachusetts Water Resources Authority. Mr. DeVillars holds a Masters in Public Administration from Harvard University and a Bachelor of Arts from the University of Pennsylvania and is a Visiting Lecturer in Environmental Policy at the Massachusetts Institute of Technology. He has served as a director of the Company since 2001. His current term as a Class III director expires in 2007.

        Daniel J. McCarthy has been a Professor of Strategic Management at Northeastern University since 1972, prior to which he was President of Computer Environments Corporation, a computer services company. In the past, he served on five boards, most recently at Tufts Associated Health Maintenance Organization, as a member of its Audit Committee and as Chairman of its Investment Committee. Mr. McCarthy also served as director and member of the Audit and Compensation Committees of MANAGEDCOMP, Inc. Mr. McCarthy holds AB and MBA degrees from Dartmouth College and a DBA degree from Harvard Business School. He has served as a director of the Company since 1987. He was recently elected by the Board as Lead Director, an independent director who presides in executive sessions of the Board and serves as the shareholder contact person for the Board. His current term as a Class III director expires in 2007.

        John T. Preston is President and Chief Executive Officer of Atomic Ordered Materials LLC and Senior Lecturer at the Massachusetts Institute of Technology ("MIT"). From 1992 through 1995, he served as Director of Technology Development at MIT. From 1986 to 1992 he was Director of the MIT Technology Licensing Office where he was responsible for the commercialization of intellectual property developed at MIT. Some of Mr. Preston's prior appointments include director or advisory positions for the Governor of Massachusetts, the U.S. Department of Defense, The National Aeronautics and Space Administration and the Technology Board of Singapore. He holds an MBA from Northwestern University and a BS in Physics from the University of Wisconsin. Prior to joining the Board of the Company, Mr. Preston served on the board of one of our subsidiaries. He has served as a director of the Company since 1995. His current term as a Class II director expires in 2006.

        Andrea Robertson is the Senior Vice President, Treasurer of Mastercard International. From 1996 to 2003, she held financial management positions with RR Donnelley & Sons Company, and from 1984 to 1996 with International Business Machines Corporation. From 1979 to 1982, she was an auditor with Coopers & Lybrand. She holds a BS in Accounting from Merrimack College and an MBA in Finance/Management Information Systems from the University of Chicago. She has served as a director of the Company since June 2004. Her current term as a Class III director expires in 2007.

        Thomas J. Shields is Managing Director of Shields & Company, Inc., an investment-banking firm that he co-founded in 1991. He is currently a director of B.J.'s Wholesale Club, Inc. Mr. Shields is a graduate of Harvard College and Harvard Business School. He has served as a director of the Company since 1999. His current term as a Class I director expires in 2008.

        Lorne R. Waxlax served as Executive Vice President of The Gillette Company from 1985 to 1993, with worldwide responsibility for Braun AG, Oral-B Laboratories and Jafra Cosmetics International. He is currently a director of B.J.'s Wholesale Club, Inc. Mr. Waxlax holds a BBA degree from the

University of Minnesota and an MBA degree from Northwestern University. He has served as a director of the Company since 1994. His current term as a Class II director expires in 2006.

        Guy R. Adam is Vice President of Canadian Operations. Mr. Adam joined the Company in 2002. From 1980 to 2002, Mr. Adam held a variety of waste management operation positions with Safety-Kleen Corp. and predecessor companies including Facility Manager, Regional Director and Vice President for Eastern Canada. From 1974 to 1980, Mr. Adam held various process engineering and management positions for the ICI group of companies in Canada. Mr. Adam holds a Chemical Engineering Degree and a Management Diploma from the University of Montréal.

        Eugene A. Cookson, Jr. is President of the Site Services business unit. Mr. Cookson rejoined the Company in 1998 as Senior Vice President, Field Services & Operations. From 1996 to 1998, Mr. Cookson was the Vice President of Operations of The Flatley Group, a privately owned real estate management company, and he was in charge of major accounts at the Gartner Group. From 1991 to 1996, Mr. Cookson held a variety of management positions with the Company including Director of Sales, Director of the CleanPack Product Line and Field Services General Manager. Mr. Cookson holds a Masters Degree in Civil Environmental Engineering from Northeastern University.

        Jerry E. Correll is Senior Vice President of Sales. Mr. Correll joined the Company in 2002. From 1986 to 2002 Mr. Correll held a variety of sales and operations management positions with Safety-Kleen Corp. including Regional Vice President—Central U.S. Operations, Vice President of Corporate Accounts and Senior Vice President of Sales. Mr. Correll holds a Bachelor of Sciences Degree in Business Administration from the University of Tennessee and a JD from the Nashville School of Law.

        George L. Curtis is Vice President, Transportation and Disposal Services. Mr. Curtis joined the Company in 1980, and has served in a variety of management positions the most recent of which were Vice President of Marketing and Vice President of Business Development. Mr. Curtis holds an MBA from Northeastern University and a Bachelor of Arts in Biology from Columbia University.

        William J. Geary is Executive Vice President and General Counsel of the Company. He joined the Company in 1989 and he has served as Vice President of Government Relations and as Special Counsel for the Company. Prior to joining the Company, Mr. Geary served as the Commissioner of the Metropolitan Police and Chairman and Chief Executive Officer of the Metropolitan District Commission and previously served as Deputy Secretary of State and Special Assistant to The Governor of Massachusetts. Mr. Geary has been a consultant to numerous members of the U.S. Congress and The White House and holds a B.S. in Political Science & History from the University of Massachusetts/Boston, an MA in Government & Management from Northeastern University, and a JD from Suffolk University Law School. He was awarded a Loeb Fellowship in Advanced Environmental Studies at Harvard University. Mr. Geary is admitted to the Bar in Massachusetts and the District of Columbia as well as the Bar of the United States Supreme Court.

        Eric W. Gerstenberg is Senior Vice President, US Disposal Operations. Mr. Gerstenberg rejoined the Company in June 1999 as Vice President of Disposal Services of Clean Harbors Environmental Services, Inc. From 1997 to 1999, Mr. Gerstenberg was the Vice President of Operations for Pollution Control Industries, a privately owned environmental services company. From 1989 to 1997, Mr. Gerstenberg held a variety of positions with the Company including General Manager of the Natick, Baltimore and Chicago facilities. Mr. Gerstenberg holds a Bachelor of Science degree in Engineering from Syracuse University.

        Stephen H. Moynihan has served as an officer of either the Company and one or more of its subsidiaries since 1987. In September 2005, he was appointed Senior Vice President and Treasurer, prior to which he served as Senior Vice President, Planning and Development. Prior to joining Clean Harbors, Mr. Moynihan was Audit Manager for Gerald T. Reilly and Company, a public accounting firm. Mr. Moynihan holds a BS degree in Accounting from Bentley College.

        William F. O'Connor has served as Senior Vice President of Risk Management, after rejoining the Company in December 2002. Previously, Mr. O'Connor was Vice President of William Gallagher and Associates, an insurance broker that he joined in April 2000. From 1989 to 2000 Mr. O'Connor held a variety of roles at the Company, the last being as Vice President of Human Resources and Risk Management.

        David M. Parry is Senior Vice President, Technical Services. Mr. Parry joined the Company in 1988 and he has served in a variety of management positions including Senior Vice President of Eastern Operations. He has also previously held the positions of Regional Vice President, Northeast Region, District Sales Manager, Regional Manager of CleanPack® and T&D Services, Plant Manager and CleanPack Chemist. Mr. Parry holds a Bachelor of Science degree in Engineering from the Massachusetts Maritime Academy.

        Carl d. Paschetag, Jr. joined the Company as Vice President, Treasurer and Controller in 1997. He also serves as Vice President and Treasurer of most of the Company's subsidiaries. In his capacity as Controller, he is the Chief Accounting Officer of the Company. From 1994 through 1997, Mr. Paschetag was the Controller of Cambridge Energy Research Associates, a privately owned international management consulting company. From 1987 through 1994, Mr. Paschetag held a variety of management positions with Draka Holdings B.V., a publicly held company traded on the Amsterdam Exchange. Prior to that, Mr. Paschetag worked for KPMG Peat Marwick, an international accounting firm. He holds a BBA in Accounting from The University of Texas.

        Anthony Pucillo is Executive Vice President, Sales, Marketing and Central Operations. Mr. Pucillo joined the Company in April 2003. From 2000 to 2002, Mr. Pucillo served as President, E-Business, for the America's Region of Siemens Corporation, a global lighting, medical products, automation, information and communication company, where Mr. Pucillo was responsible for Siemens' e-business efforts throughout North and South America. From 1995 to 2000, he was President and a member of the Board of Directors of OSRAMSYLVANIA LTD., a Siemens subsidiary headquartered in Ontario, Canada. From 1994 to 1995, he was the President of Tactician Corporation, a privately held software corporation headquartered in Andover, Massachusetts, and from 1985 to 1994, he held a variety of positions with GTE Product Corporation which is a division of GTE, Inc., a publicly-held lighting and components company which was acquired by Siemens in 1993. Mr. Pucillo holds a Bachelor of Arts degree from Harvard University and an MBA from Columbia University School of Business.

        James M. Rutledge is Executive Vice President and Chief Financial Officer. Mr. Rutledge joined the Company in August 2005. From 2002 to 2005, he was the Chief Financial Officer of Rogers Corporation, a publicly-held producer of highly engineered specialty materials sold in a broad range of technology markets. From 2000 to 2001, he was the Chief Financial Officer of Baldwin Technology Company, Inc., a publicly-held manufacturer of controls, accessories and handling equipment for the printing industry. From 1999 to 2000, he was Vice President of Finance and Tax of Rayonier Inc., a publicly-held manufacturer of pulp, timber and wood products. From 1979 to 1999, he held a variety of positions with Witco Corporation, a publicly-held manufacturer of specialty chemicals. He holds a Bachelor of Arts from Assumption College and an MBA from Rutgers University.

        Michael J. Twohig is Senior Vice President and Chief Information Officer. Mr. Twohig joined the Company in 1999 and has served in a variety of management positions the most recent of which was the Vice President of Strategic Initiatives. From 1996 to 1999 he served a Vice President of Business Operations for Internet Commerce Expo, an International Data Group company. Prior to that he was the Controller for Tocco Corporation, a Building Systems company. Mr. Twohig holds an MBA from Rivier College and a Bachelor of Science degree in Accounting from Boston College.

        Brian P. Weber is Senior Vice President, Strategic Initiatives. Mr. Weber joined the Company in 1990. He has served in a variety of management positions with the Company including, prior to his current position, Senior Vice President of Central Services, and Vice President, Technical Services. Mr. Weber holds a BS degree in Business Management from Westfield State College.

        Information about the Committees of our Board of Directors and the compensation of our executive officers and directors is hereby incorporated by reference to the sections entitled "Election of Directors—Board Committees and Meetings," and "Compensation of Executive Officers" in our definitive proxy statement dated April 15, 2005 for our annual meeting of stockholders on May 12, 2005 which we filed with the SEC under the Securities Exchange Act of 1934 (file No. 0-16379).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The table below describes the "beneficial ownership" of our common stock as of October 27, 2005, by (i) each of our directors and the five current executive officers who were the most highly compensated during the most recently completed fiscal year, and (ii) all of our current directors and executive officers as a group. SEC Rule 13d-3 under the Securities Exchange Act of 1934 defines "beneficial ownership" to mean the right to vote or exercise investment power, or to share in the right to vote or exercise investment power, with respect to the specified securities, whether or not the specified person has any economic interest in the specified securities. Except as otherwise indicated below, the named owner has sole voting and investment power with respect to the specified shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent
Alan S. McKim	3,765,762	(2)	22.1%
John D. Barr	10,667		*
John P. DeVillars	9,000		*
Daniel J. McCarthy	15,200	(3)	*
John T. Preston	9,000		*
Andrea Robertson	4,000		*
Thomas J. Shields	8,500		*
Lorne R. Waxlax	88,200	(4)	*
Gene A. Cookson	20,000		*
William J. Geary	103		*
Eric W. Gerstenberg	103		*
Anthony Pucillo	6,000		*
All current directors and executive officers as a group (22 persons)	4,034,545		23.5%

*
Less than 1%

(1)
Beneficial ownership has been determined in accordance with Securities and Exchange Commission regulations and includes in the numerator and denominator used for the calculation of certain of the percents of total outstanding, as appropriate, the following number of shares of our common stock which may be acquired under stock options which are exercisable within 60 days of October 27, 2005: Mr. Barr (5,667 shares), Mr. DeVillars (6,000 shares), Mr. McCarthy (10,000 shares), Mr. Preston (6,000 shares), Ms. Robertson (4,000 shares), Mr. Shields (8,000 shares), Mr. Waxlax (6,000 shares), Mr. Cookson (20,000 shares), Mr. Pucillo (6,000 shares), and all current directors and executive officers as a group (112,167 shares).

(2)
Includes 200,000 shares subject to a three-year variable forward prepaid agreement dated December 31, 2002 between Mr. McKim and CSFB Cayman International, LDC as to which Mr. McKim retains sole voting power during the period of the agreement.

(3)
Includes 200 shares owned by Mr. McCarthy's son as to which Mr. McCarthy shares voting and investment power.

(4)
Includes 63,200 shares held in a living trust for Mr. Waxlax's benefit and 3,000 shares owned by Mr. Waxlax's son as to which Mr. Waxlax shares voting and investment power.

        To our knowledge, as of October 27, 2005, no person or entity "beneficially owned" (as that term is defined by the Securities and Exchange Commission) 5% or more of the total of 17,048,838 shares of our common stock then outstanding, except as shown in the following table. Except as otherwise indicated below, we understand that the named person or entity has sole voting and investment power with respect to the specified shares.

Name and Address	Number of Shares		Percent
Alan S. McKim Clean Harbors, Inc. 1501 Washington St. Braintree, MA 02184	3,765,762	(1)	22.1%
Kern Capital Management, LLC 114 West 47th Street Suite 1926 New York, NY 10036	1,174,400	(2)	6.9%
Tontine Capital Management, L.L.C. 55 Railroad Avenue, 3rd Floor Greenwich, CT 06830	1,049,175	(3)	6.2%

(1)
Includes 200,000 shares subject to a three-year variable forward prepaid agreement dated December 31, 2002 between Mr. McKim and CSFB Cayman International, LDC, as to which Mr. McKim retains sole voting power during the period of the agreement.

(2)
Based upon the Schedule 13G as amended through December 31, 2004, filed with the SEC, Kern Capital Management, LLC, is deemed to have beneficial ownership of 1,174,400 shares of common stock. As the principals and controlling members of Kern Capital Management, LLC, Robert E. Kern Jr. and David G. Kern may also be deemed beneficially to own the shares held by Kern Capital Management, LLC

(3)
Based upon the Schedule 13G as amended through December 31, 2004, filed with the SEC, Tontine Capital Management, L.L.C. is deemed to have beneficial ownership of 1,049,175 shares of common stock, all of which are held by Tontine Capital Partners, L.P., which respect to which Tontine Capital Management, L.L.C. shares voting and investment power. As the managing member of Tontine Capital Management, L.L.C., Jeffrey Gendell may also be deemed beneficially to own the shares held by Tontine Capital Management, L.L.C.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In October 2003, we engaged BlueWave Strategies, LLC ("BlueWave"), a company in which one of our directors, John P. DeVillars, is a controlling member, to provide advisory services on environmental regulatory matters and internal environmental operating systems. The engagement, which was originally for a six-month term, involves the payment of a retainer fee of $10,000 per month. After review and approval of the Audit Committee of our Board of Directors, which is responsible for the review of related party transactions, the engagement has been extended at the same monthly fee. During the years ended December 31, 2003 and 2004, we paid to BlueWave under this engagement aggregate consulting fees of $30,000 and $120,000, plus expense reimbursements of $504 and $2,838, respectively, and aggregate payments for consulting fees and expense reimbursements during the first nine months of 2005 have been $90,000 and $3,019, respectively. In addition, after review and approval by the Audit Committee, we entered in December 2004 into a separate consulting arrangement with BlueWave under which BlueWave has agreed to advise us with respect to a potential form of certification by the U.S. Environmental Protection Agency which will permit a level of self regulation by us. For providing such consulting services, we agreed to pay BlueWave $30,000 plus certain expenses to be incurred by BlueWave in providing such services. We paid to BlueWave $16,500 in consulting fees for both the twelve months ended December 31, 2004 and the nine months ended September 30, 2005. Expense reimbursements for this consulting project were $962 and $3,148 for the twelve and nine months ended December 31, 2004 and September 30, 2005, respectively.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        We now have outstanding $150.0 million of 11 1/4% senior secured notes due 2012 (the "Senior Secured Notes"), a $30.0 million revolving credit facility (the "Revolving Facility") and a $90.0 million synthetic letter of credit facility (the "Synthetic LC Facility"). As described below, we plan to redeem $52.5 million principal amount of our Senior Secured Notes using proceeds of this offering and, concurrent with and contingent upon the closing of this offering, amend and restate our current Credit Agreement to provide for both a new Revolving Facility and Synthetic LC Facility.

Senior Secured Notes

        On June 30, 2004, we issued the Senior Secured Notes under an Indenture dated June 30, 2004 (the "Indenture"). The Senior Secured Notes bear interest at 11.25% and mature on July 15, 2012. We issued the Senior Secured Notes at a $2.0 million discount that resulted in an effective yield of 11.5%. Interest is payable semiannually in cash on each January 15 and July 15. The Senior Secured Notes are secured by a second-priority lien on all of the domestic assets of Clean Harbors, Inc. and our domestic subsidiaries that secure our reimbursement obligations under the Synthetic LC Facility on a first-priority basis (as described below); provided that such assets do not include any capital stock, notes, instruments, other equity interests of any of our subsidiaries, accounts receivable, and certain other excluded collateral as provided in the Indenture. The Senior Secured Notes provide that, on or prior to July 15, 2007, by using the net cash proceeds of one or more equity offerings, we can redeem up to 35% in aggregate principal amount of the Senior Secured Notes originally issued under the Indenture at a redemption price equal to 111.250% of the principal amount plus accrued and unpaid interest. The Senior Secured Notes are jointly and severally guaranteed on a senior secured second-lien basis by substantially all of our existing and future domestic subsidiaries. The Senior Secured Notes are not guaranteed by our foreign subsidiaries.

        The Indenture provides for certain covenants, the most restrictive of which requires us, within 120 days after the close of each twelve-month period ending on June 30 of each year (beginning June 30, 2005) to apply an amount equal to 50% of the period's Excess Cash Flow (as defined below) to either prepay, repay, redeem or purchase first-lien obligations under the Revolving Facility and Synthetic LC Facility or to make offers ("Excess Cash Flow Offers") to repurchase all or part of the then outstanding Senior Secured Notes at an offering price equal to 104% of their principal amount plus accrued interest. "Excess Cash Flow" is defined in the Indenture as consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") less interest expense, all taxes paid or accrued in the period, capital expenditures made in cash during the period, and all cash spent on environmental monitoring, remediation or relating to environmental liabilities of ours.

        As described above in this prospectus under "Prospectus Summary" and "Use of Proceeds," we plan to issue 2,000,000 shares of common stock, and we estimate that the net proceeds from this offering, after deduction of underwriting discounts and expenses, will be approximately $                      million. We intend to use these net proceeds, together with a portion of the $12.5 million of the net proceeds we received in October 2005 from exercise of our previously outstanding common stock purchase warrants, to redeem $52.5 million principal amount of our Senior Secured Notes and pay prepayment penalties and accrued interest of approximately $8.6 million in connection with such redemption.

Revolving Facility

        Both the Revolving Facility and the Synthetic LC Facility were established under a Loan and Security Agreement dated June 30, 2004 (the "Credit Agreement") among us, Fleet Capital Corporation as agent for the Revolving Lenders thereunder, Credit Suisse First Boston as agent for the letter of credit facility lenders (the "LC Facility Lenders") thereunder, and certain other parties. The

Revolving Facility allows us to borrow up to $30.0 million in cash, based upon a formula of eligible accounts receivable. This total is separated into two lines of credit, namely a line for us and our U.S. subsidiaries equal to $24.7 million and a line for our Canadian subsidiaries of $5.3 million. The Revolving Facility also allows us to issue up to $10.0 million of letters of credit, with the outstanding amount of such letters of credit reducing the maximum amount of borrowings permitted under the Revolving Facility Amounts outstanding under the Revolving Facility bear interest at an annual rate of either the U.S. or Canadian prime rate or the Eurodollar rate (depending on the currency of the underlying loan) plus 1.50%. The Credit Agreement requires us to pay an unused line fee of 0.125% per annum on the unused portion of the Revolving Facility. The Revolving Facility matures on June 30, 2009.

        The Revolving Facility is secured by a first security interest in accounts receivable and a second security interest in substantially all other assets. The Revolving Facility prohibits the payment of dividends on our common stock but allows the payment of dividends on our Series B Preferred Stock.

        Under the Credit Agreement, we are required to maintain a maximum Leverage Ratio (as defined below) of no more than 2.50 to 1.0 for the four-quarter periods ending September 30, 2005 through March 31, 2006. The maximum leverage ratio is then reduced in approximately equal increments to no more than 2.30 to 1.0 for the four-quarter period ending December 31, 2008, and to no more than 2.25 to 1.0 for each succeeding quarter. The Leverage Ratio is defined as the ratio of our consolidated indebtedness to our Consolidated EBITDA (which is defined in the Credit Agreement in the same manner as "Adjusted EBITDA" is defined in footnote (8) under "Selected Historical Financial Data") achieved for the latest four-quarter period.

        We are also required under the Credit Agreement to maintain a minimum Interest Coverage Ratio (as defined below) of not less than 2.70 to 1.0 for the four-quarter periods ending September 30, 2005 through December 31, 2005. The minimum interest coverage ratio then increases in approximately equal increments, to not less than 2.85 to 1.0 for the four-quarter period ending December 31, 2007, and not less than 3.00 to 1.0 for each succeeding four-quarter period. The Interest Coverage Ratio is defined as the ratio of our consolidated Adjusted EBITDA to our consolidated interest expense.

        We are also under the Credit Agreement required to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0 for each four-quarter period.

        Concurrent with and contingent upon the closing of this offering, we plan to amend and restate the Credit Agreement to provide for a new revolving credit facility (the "Amended Revolving Facility"). Although changes in market conditions or changes in our results of operations or financial condition could cause revision to the proposed terms or result in our being unable to replace the current Revolving Facility, we now anticipate that the primary changes between the Revolving Facility and the Amended Revolving Facility will be that (i) the facility will increase from the $30.0 million Revolving Facility to a $70.0 million Amended Revolving Facility and (ii) the Amended Revolving Facility will allow us to issue $50.0 million in letters of credit, compared to the $10.0 million that we are allowed to issue under the Revolving Facility, at an annual fee of 1.5%.

Synthetic LC Facility

        The Synthetic LC Facility provides that Credit Suisse First Boston (the "LC Facility Issuing Bank") will issue up to $90.0 million of letters of credit at our request. The LC Facility requires that the "LC Facility Lenders" under the Credit Agreement maintain a cash account (the "Credit-Linked Account") to collateralize our outstanding letters of credit. Should any such letter of credit be drawn in the future and we fail to satisfy our reimbursement obligation, the LC Facility Issuing Bank would be entitled to draw upon the appropriate portion of the $90.0 million in cash which the LC Facility Lenders under the Credit Agreement have deposited into the Credit-Linked Account. Acting through the LC Facility Agent, the LC Facility Lenders would then have the right to exercise their rights as first-priority lien holders (second-priority as to receivables) on substantially all of our assets and of our domestic subsidiaries. We have no right, title or interest in the Credit-Linked Account established under the Credit Agreement for purposes of the Synthetic LC Facility. We are required to pay (i) a quarterly participation fee at the annual rate of 5.35% on the average daily balance in the Credit-Linked Account and (ii) a quarterly fronting fee at the annual rate of 0.30% of the average daily aggregate amount of letters of credit outstanding under the Synthetic LC Facility. The term of the Synthetic LC Facility will expire on June 30, 2009.

        Concurrent with and contingent upon the closing of this offering, we plan to amend and restate the Credit Agreement to provide for a new synthetic letter of credit facility (the "Amended Synthetic LC Facility"). Although changes in market conditions or changes in our results of operations or financial condition could cause revision to the proposed terms or result in our being unable to replace or amend the current Synthetic LC Facility, we now anticipate that the primary changes between the Synthetic LC Facility and the Amended Synthetic LC Facility will be that (i) the facility will decrease from the $90.0 million Synthetic LC Facility to a $50.0 million Amended Synthetic LC Facility, and (ii) the 5.35% annual participation fee that we are required to pay under the Synthetic LC Facility will be reduced to an annual rate of approximately 3.10% under the Amended Synthetic LC Facility.

DESCRIPTION OF CAPITAL STOCK

General

        The following description of our capital stock and certain provisions of our Restated Articles of Organization and By-Laws is a summary and is qualified in its entirety by reference to the provisions of our Restated Articles of Organization and By-laws. Copies of our Restated Articles of Organization and By-Laws are filed as exhibits to the registration statement of which this prospectus forms a part. See "Incorporation of Information by Reference" elsewhere in this prospectus.

        Under our Restated Articles of Organization, our authorized capital stock consists of 40,000,000 shares of common stock, $.01 par value per share, and 1,080,415 shares of preferred stock, $.01 par value per share. As more fully described below, there were on October 27, 2005 an aggregate of 17,048,838 outstanding shares of common stock, 70,000 outstanding shares of preferred stock, and common stock purchase warrants expiring on September 10, 2009 which authorize the holders thereof to acquire up to 498,690 shares of our common stock with a current exercise price of $8.00 per share.

Common Stock

        As of October 27, 2005, there were 17,048,838 outstanding shares of our common stock. Our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock offered in this offering will, upon their purchase, be fully paid and nonassessable. The holders of our common stock have one vote per share in all proceedings in which action shall be taken by our shareholders. All shares of our common stock rank equally as to dividends, voting powers and participation in assets. There are no preemptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking funds. Our shares of common stock are traded on the Nasdaq National Market under the symbol "CLHB." We have never paid any dividends on our common stock, and our current credit agreement prohibits the payment of cash dividends on our common stock. See "Price Range of Common Stock" and "Dividend Policy" elsewhere in this prospectus.

Preferred Stock

        Pursuant to our Restated Articles of Organization, our board of directors has the authority, without further action by the shareholders, to issue up to 1,080,415 shares (inclusive of the outstanding shares described below) of our preferred stock in one or more series and to fix the voting powers, designations, powers, preferences, and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations or restrictions thereof, including, without limitation, dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without shareholder approval, can therefore authorize the issuance of preferred stock with voting, conversion or other rights that could adversely affect the voting powers and other rights the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult.

        Of the 1,080,415 authorized shares of preferred stock, our board of directors has previously designated 156,416 shares as Series B convertible preferred stock (the "Series B Preferred Stock"), of which 70,000 shares were outstanding as of October 27, 2005. The Series B Preferred Stock has a liquidation preference of $50.00 per share (plus accrued but unpaid dividends), a right to receive dividends (which are, at our option, payable either in cash or common stock with equivalent market value) at an annual rate of 8.0% of the liquidation preference, a right to vote (except as to matters specifically having an adverse effect on the Series B Preferred Stock) with the common stock on a per share basis as one class, and a right to convert at the holder's option into common stock at a current conversion rate of 3.0403 shares of common stock for each share of Series B Preferred Stock. The holders of the Series B Preferred Stock have no right to require us to redeem the Series B Preferred Stock except upon the liquidation, dissolution or winding-up of our Company. We have the right to call the Series B Preferred Stock for redemption at any time upon 30 days prior notice for the redemption price described above without penalty. However, our current credit agreement prohibits us from redeeming the Series B Preferred Stock for cash.

Warrants

        As of October 27, 2005, we had outstanding common stock purchase warrants expiring September 10, 2009 which will allow the holders thereof to acquire (assuming a cash exercise) up to 498,690 shares of our common stock at a current exercise price of $8.00 per share. We issued those warrants on June 30, 2004 in connection with the redemption by us on that date of our then outstanding shares of Series C convertible preferred stock. The exercise price is subject to adjustment under certain conditions described in the warrants, which would include the sale by us (except for certain permitted transactions) of shares of common stock for less than the greater of $8.00 per share and the then current market price of our common stock. We will receive such exercise price in cash upon exercise of the warrants except to the extent that the holders elect to utilize the "cashless exercise" feature of the warrants. To the extent the holders elect to utilize such "cashless exercise" feature, the number of shares issuable upon such exercise will be proportionately reduced. In connection with the issuance of the warrants, we entered into an investors rights agreement under which we agreed, among other matters, to register at our expense the warrant shares for resale under the Securities Act of 1933, as amended, and keep such registration effective in the future subject to certain conditions. In accordance with that agreement, we have registered the warrant shares for resale by the holders and the holders will therefore be able to exercise their warrants and resell the warrant shares without restriction.

Anti-takeover Provisions of the Massachusetts Business Corporation Law and Our By-Laws

        Section 8.06 and 7.02 of the Massachusetts Business Corporation Act provide that Massachusetts corporations which are publicly-held must have a staggered broad of directors and that written demand by holders of at least 40% of the outstanding shares of each relevant voting group of shareholders is required for shareholders to call a special meeting unless such corporations take certain actions to affirmatively "opt-out" of such requirements. In accordance with these provisions, Article II, Section 3 of our By-Laws provides for a staggered Board of Directors which consists of three classes of directors of which one class is elected each year for a three-year term, and Article I, Section 2 requires that written application by holders of at least 25% (which is less than the 40% which would otherwise be applicable without such a specific provision in our By-Laws) of our outstanding shares of common stock is required for shareholders to call a special meeting. In addition, Article II, Section 8 of our By-Laws prohibits the removal by the shareholders of a director except for cause. These provisions could inhibit a takeover of our Company by restricting shareholder action to replace the existing directors or approve other actions which a party seeking to acquire our Company might propose.

Indemnification of our Directors and Officers

        Sections 8.51 and 8.52 of the Massachusetts Business Corporation Act, as amended, give Massachusetts corporations the power to indemnify each of their present and former officers and directors under certain circumstances if such person acted in good faith and in a manner which is reasonably believed to be in or not opposed to the best interest of the corporation. Article VII of our By-Laws provides that we will indemnify our officers and directors to the extent permitted by law.

        Insofar as indemnification by our Company for liabilities arising under the Securities Act of 1933, as amended may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We also maintain director and officer liability insurance which provides for protection of our directors and officers against liability and cost which they may incur in such capacity, including liabilities arising under the Securities Act of 1933, as amended.

Transfer Agent

        The transfer agent for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market, or the perception that these sales could occur, could adversely affect the market price of our common stock and our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon the closing of this offering, we will have outstanding an aggregate of approximately 19,048,838 shares of common stock, assuming no exercise of the underwriters' over-allotment option. In addition, we had at October 27, 2005:

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  498,690 shares of common stock issuable upon exercise of outstanding common stock purchase warrants expiring September 10, 2009 with an exercise price of $8.00 per share;

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  212,821 shares of common stock issuable upon conversion of our outstanding Series B convertible preferred stock with a conversion price of $16.45 per common share; and

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  290,637 shares of common stock issuable upon the exercise of options outstanding under our employee stock benefit plans which were either then vested or will vest within 60 days thereafter having a weighted average exercise price of $6.87 per share.

As of October 27, 2005, we also had 591,410 shares of common stock available for potential future issuance and sale to employees from time to time under our Employee Stock Purchase Plan.

        All of the approximately 19,048,838 outstanding shares (including shares issuable in the offering), and the 1,002,148 shares subject to now outstanding warrants, conversion rights and options described in the preceding paragraph, will be available for sale in the public market upon completion of this offering as follows:

Number of Shares Eligible for Sale	Comment
16,016,441	shares that will not be subject to lock-up or volume limitations under Rule 144 under the Securities Act, as described below; and
4,034,545
shares that will be eligible for sale, subject to applicable volume limitations under Rule 144 as described below, upon the expiration of the lock-up agreements described under "Underwriting", beginning 90 days after the date of this prospectus.

        The 4,034,545 shares described in the preceding table as being subject to lock-up agreements and volume limitations under Rule 144 are shares which are now held, or are subject to options which are now held, by our directors and executive officers, each of whom is an "affiliate" of us as defined in Rule 144 under the Securities Act of 1933. In general, under Rule 144 as currently in effect, each of our affiliates would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding which will equal approximately 19,048,838 shares immediately after this offering; and

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, Rule 144 would not be available for resale of shares which have not been registered under the Securities Act of 1933, or beneficially owned for at least one year after the date such shares were acquired from us without such registration. However, all of the 4,034,545 shares described in the table above as being subject to lock-up agreements and Rule 144 volume limitations have been either registered under the Securities Act or beneficially owned for at least one year, and Rule 144 will therefore be available for sale of such shares by such directors and executive officers upon the expiration of such lock-up agreements.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO
NON-US HOLDERS OF COMMON STOCK

        The following is a general discussion of the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder that purchases common stock in this offering. Except as provided below in the discussion of estate tax consequences, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation or partnership (or entity classified as a corporation or partnership for such purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under United States regulations;

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  an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

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  a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a "United States person" for such purposes.

        An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income purposes as if they were United States citizens.

        This discussion does not consider:

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  United States federal gift tax consequences;

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  United States state and local or non-United States tax consequences;

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  United States federal income tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

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  special United States federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, partnerships or other pass through entities, United States expatriates, broker-dealers, and traders in securities; or

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  special United States federal income tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), applicable United States Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of Section 1221 of the Code. Each non-U.S. holder should consult a tax advisor regarding the United States federal, state, local and non-United States income, gift, estate and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions

        If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock (determined on a share by share basis) will be treated as a gain from a deemed sale or exchange of the common stock, the treatment of which is discussed below.

        We do not anticipate paying cash distributions on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay future dividends on our common stock that are not effectively connected with the conduct of a United States trade or business of a non-U.S. holder, we generally will have to withhold a United States federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty if certain information reporting requirements are satisfied, from the gross amount of the dividend portion of the distributions paid to a non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, that are attributable to a permanent establishment in the United States, will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty. In the event that we pay a dividend that is effectively connected with a non-U.S. holder's U.S. trade business and, if a tax treaty applies, is attributable to such holder's U.S. permanent establishment, we will not have to withhold United States federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements.

        In order to claim the benefit of an applicable income tax treaty in respect of dividends, a non-U.S. holder will be required to satisfy applicable certification and other requirements.

        A non-U.S. holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding with respect to gain recognized on a disposition of our common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

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  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

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  at any time during the five-year period ending on the date of a sale or other disposition of our stock (or, if shorter, the non-U.S. holder's holding period), our company is classified as a "United States real property holding corporation" for United States federal income tax purposes.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we have not in the past been, we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. Moreover, even if we are or were to become a "United States real property holding corporation," the tax relating to stock in a United States real property holding corporation generally will not apply to a non-U.S. holder whose holdings, actual and constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. Our common stock is traded on the Nasdaq National Market under the symbol "CLHB." Our common stock should therefore be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted by brokers or dealers who hold themselves out to buy or sell our common stock at the quoted price.

Federal Estate Tax

        Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to you may be subject to information reporting and a United States backup withholding tax (currently at a rate of 28%). If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

        The gross proceeds from the disposition (including a redemption) of our common stock may be subject to information reporting and a backup withholding tax (currently at a rate 28%). If you sell your common stock outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-United States office of a broker that:

  •
  is a United States person;

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  is a foreign person that derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

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  is a "controlled foreign corporation" for United States federal income tax purposes; or

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  is a foreign partnership that at any time during its tax year either has:

  •
  one or more United States persons who are partners that, in the aggregate, hold more than 50% of the income or capital interests in the partnership; or

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  is engaged in the conduct of a United States trade or business.

        In such case, information reporting requirements will not apply to the payment of the proceeds of a disposition of our common stock if the broker receives a Form W-8BEN from the owner, signed under penalty of perjury, certifying such owner's non-U.S. status or an exemption is otherwise established. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        If you receive payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the United States Internal Revenue Service.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2004 because of the material weakness discussed below. In light of the material weakness described below, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, our management believes that the financial statements included in this prospectus fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, we did not maintain effective controls over the completeness and accuracy of our self-insured workers' compensation and motor vehicle liability reserves and the associated provisions. Specifically, we did not have effective controls over estimating and monitoring self-insured workers' compensation and motor vehicle reserves. This control deficiency resulted in the restatement of our consolidated financial statements for the years ended December 31, 2003 and 2002, the restatement of the quarterly data for the fourth quarter ended December 31, 2003, as well as an audit adjustment in the 2004 financial statements. Additionally, this control deficiency could result in a misstatement of workers' compensation and motor vehicle liability reserves and the associated provisions that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, our management determined that this control deficiency constituted a material weakness as of December 31, 2004. Because of this material weakness, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2004 based on the criteria in the Internal Control-Integrated Framework.

        Management's assessment of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears elsewhere in this prospectus.

Changes in Internal Control over Financial Reporting

        Except as otherwise discussed below under "Remediation of Material Control Weakness," there have not been any changes in our internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, since December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Control Weaknesses

        In order to remediate the control weakness in our internal control over financial reporting described above, we are now using an actuarial-based method for estimating our reserves for self-insured workers' compensation and motor vehicle liability reserves. As of June 30, 2005, our senior management performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our management, including the Chief Executive Officer and the then acting Chief Financial Officer, concluded that these disclosure procedures and controls are effective.

Limitations on the Effectiveness of Controls

        Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Further, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations of controls and procedures and internal control over financial reporting, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Needham & Company, LLC
Wedbush Morgan Securities Inc.
CJS Securities, Inc.

Total	2,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of nondefaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 300,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                              per share. The underwriters and selling group members may allow a discount of $                              per share on sales to other broker/dealers. After the public offering the representative may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions payable by us	$	$	$	$
Expenses payable by us	$	$	$	$

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of warrants outstanding on the date hereof or conversion of shares of our Series B convertible preferred stock outstanding on the date hereof, or pursuant to our employee benefit plans and Employee Stock Purchase Plan as now in effect. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

        Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        The shares of our common stock to be issued in the offering will be listed on the NASDAQ National Market, subject to official notice of issuance, under the symbol "CLHB."

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

        Credit Suisse First Boston LLC was an initial purchaser for the private placement of $150.0 million principal amount of our 11 1/4% senior secured notes due 2012 which was completed on June 30, 2004. In addition, an affiliate of Credit Suisse First Boston LLC is the administrative agent, joint lead arranger, and one of the lenders for the $90.0 million synthetic letter of credit facility which was established as part of the refinancing on June 30, 2004 of our then outstanding debt. That affiliate of Credit Suisse First Boston LLC has also recently been retained to act as a joint lead arranger and bookrunner in connection with a proposed amendment and restatement of the credit agreement under which that synthetic letter of credit facility was established in June 2004. For acting in such capacities, that affiliate of Credit Suisse First Boston LLC has received, and will receive if that amendment becomes effective, customary compensation in connection therewith.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing the shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Davis, Malm & D'Agostine, P.C., Boston, Massachusetts, will pass upon the validity of the shares of our common stock being offered under this prospectus. C. Michael Malm, Secretary of our Company and a shareholder in the law firm of Davis, Malm & D'Agostine, P.C., is the holder of an option to purchase 15,000 shares of our common stock at $11.70 per share. In addition, as of October 27, 2005, Mr. Malm and other shareholders and associates in Davis, Malm & D'Agostine, P.C., beneficially owned an aggregate of 13,610 shares of our common stock (including 2,510 shares owned by, or for the benefit of, members of their immediate families), and two shareholders of that firm were trustees of a trust for the benefit of persons unrelated to them which then owned an additional 10,000 shares.

        Certain legal matters relating to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consolidated financial statements of Clean Harbors, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of our operations and our cash flows for each of the three years in the period ended December 31, 2004, included in this prospectus, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

INCORPORATION OF INFORMATION BY REFERENCE

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Copies of the documents we file with the SEC can be read at the SEC's public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facility.

        We are "incorporating by reference" in this prospectus some of the documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in specified documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of filing of the initial registration statement relating to the exchange offer and prior to the termination of any offering of securities offered by this prospectus:

  •
  our Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A thereto, for the fiscal year ended December 31, 2004;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, and June 30, 2005;

  •
  our definitive Proxy Statement dated April 15, 2005 for our Annual Meeting of Shareholders held on May 12, 2005; and

  •
  our Reports on Form 8-K filed with the SEC on January 13, 2005, February 16, 2005, March 15, 2005, April 7, 2005, April 21, 2005, April 28, 2005, May 19, 2005, August 1, 2005, and October 5, 2005.

        Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

        We will provide a copy of the documents we incorporate by reference (other than exhibits, unless the exhibit is specifically incorporated by reference into the filing requested), at no cost, to you if you submit a request to us by writing to or telephoning us at the following address or telephone number:

Clean Harbors, Inc.
1501 Washington Street
Braintree, Massachusetts 02184-7535
Telephone: (781) 849-1800, Ext. 4454
Attention: Executive Offices

        We have filed this prospectus with the SEC as part of a registration statement on Form S-3 (File No. 333-            ) under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Clean Harbors, Inc.:

We have completed an integrated audit of Clean Harbors Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Clean Harbors, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As described in Note 2 to the consolidated financial statements, the Company restated its financial statements for the years ended December 31, 2003 and 2002 to correct its accounting for self-insured workers' compensation and motor vehicle insurance claims.

        As described in Note 4(m) and Note 12 to the consolidated financial statements, effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations.

Internal control over financial reporting

        Also, we have audited management's assessment, included in Management's Annual Report on Internal Control Over Financial Reporting appearing on page 129, that Clean Harbors, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because the Company did not maintain effective controls over the completeness and accuracy of its self insured workers' compensation and motor vehicle liability reserves, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

        We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. As of December 31, 2004, the Company did not maintain effective controls over the completeness and accuracy of its self-insured workers' compensation and motor vehicle liability reserves and the associated provisions. Specifically, the Company did not have effective controls over estimating and monitoring self-insured workers' compensation and motor vehicle reserves. This control deficiency resulted in the restatement of the Company's consolidated financial statements for the years ended December 31, 2003 and 2002 and the restatement of the quarterly data for the fourth quarter ended December 31, 2003. Additionally, this control deficiency could result in a misstatement of workers' compensation and motor vehicle liability reserves that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

        In our opinion, management's assessment that Clean Harbors, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Clean Harbors, Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 31, 2005 with respect to our opinion
relating to the consolidated financial statements
and financial statement schedule and
April 29, 2005 with respect to our
opinions relating to internal control over
financial reporting

CLEAN HARBORS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

(dollars in thousands)

	As of December 31,
	2004	(Restated) 2003
Current assets:
Cash and cash equivalents	$31,081	$6,331
Marketable securities	16,800	—
Accounts receivable, net of allowance for doubtful accounts of $3,723 and $3,572, respectively	120,886	114,429
Unbilled accounts receivable	5,377	9,476
Deferred costs	4,923	5,395
Prepaid expenses	13,407	8,582
Supplies inventories	10,318	9,018
Deferred tax asset	188	178
Properties held for sale	8,849	12,690

Total current assets	211,829	166,099

Property, plant, and equipment:
Land	13,992	14,492
Asset retirement costs	995	994
Landfill assets	6,396	3,579
Buildings and improvements	90,045	84,649
Vehicles	12,879	10,870
Equipment	190,353	153,823
Furniture and fixtures	2,283	2,604
Construction in progress	13,635	25,931

	330,578	296,942
Less—accumulated depreciation and amortization	150,052	130,400

	180,526	166,542

Other assets:
Restricted cash	—	88,817
Deferred financing costs	8,950	6,297
Goodwill	19,032	19,032
Permits and other intangibles, net of accumulated amortization of $22,557 and $17,630, respectively	80,463	79,811
Deferred tax asset	488	6,594
Other	3,414	6,967

	112,347	207,518

Total assets	$504,702	$540,159

The accompanying notes are an integral part of these consolidated financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY

(dollars in thousands)

	As of December 31,
	2004	(Restated) 2003
Current liabilities:
Uncashed checks	$6,542	$5,983
Revolving credit facility	—	35,291
Current portion of capital lease obligations	1,522	1,207
Accounts payable	70,363	60,611
Accrued disposal costs	3,032	2,021
Deferred revenue	22,060	22,799
Other accrued expenses	41,054	33,857
Current portion of closure, post-closure and remedial liabilities	14,258	21,282
Income taxes payable	2,302	2,623

Total current liabilities	161,133	185,674

Other liabilities:
Closure and post-closure liabilities, less current portion of $2,930 and $6,480, respectively	22,721	19,215
Remedial liabilities, less current portion of $11,328 and $14,802, respectively	144,289	142,634
Long-term obligations, less current maturities	148,122	147,209
Capital lease obligations, less current portion	3,485	3,412
Other long-term liabilities	13,298	18,055
Accrued pension cost	616	633

Total other liabilities	332,531	331,158

Commitments and contingent liabilities
Redeemable Series C Convertible Preferred Stock, $.01 par value: authorized 25,000 shares; issued and outstanding 0 and 25,000 shares, respectively, net of issuance costs and fair value of embedded derivative	—	15,631
Stockholders' equity:
Preferred stock, $.01 par value:
Series A convertible preferred stock: authorized 894,585 shares; issued and outstanding—none	—	—
Series B convertible preferred stock: authorized 156,416 shares; issued and outstanding 70,000 and 112,000 shares, respectively (liquidation preference of $3.5 million and $5.6 million, respectively)	1	1
Common stock, $.01 par value:
Authorized 20,000,000 shares; issued and outstanding 14,327,224 and 13,911,212 shares, respectively	143	139
Additional paid-in capital	62,165	63,642
Accumulated other comprehensive income	8,667	6,452
Accumulated deficit	(59,938)	(62,538)

Total stockholders' equity	11,038	7,696

Total liabilities, redeemable convertible preferred stock and stockholders' equity	$504,702	$540,159

The accompanying notes are an integral part of these consolidated financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	For the years ended December 31,
	2004	(Restated) 2003	(Restated) 2002
Revenues	$643,219	$610,969	$350,133
Cost of revenues (exclusive of items shown separately below)	464,838	453,461	252,469
Selling, general and administrative expenses	104,509	108,430	61,518
Accretion of environmental liabilities	10,394	11,114	1,199
Depreciation and amortization	24,094	26,482	15,508
Restructuring	—	(124)	750
Other acquisition costs	—	—	5,406

Income from operations	39,384	11,606	13,283
Other income (expense)	(1,345)	(94)	129
(Loss) on refinancings	(7,099)	—	(24,658)
Interest (expense), net of interest income of $692, $1,003 and $478, respectively	(22,297)	(23,724)	(13,414)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	8,643	(12,212)	(24,660)
Provision for income taxes	6,043	5,322	3,787

Income (loss) before cumulative effect of change in accounting principle	2,600	(17,534)	(28,447)
Cumulative effect of change in accounting principle, net of taxes	—	66	—

Net income (loss)	2,600	(17,600)	(28,447)
Redemption of Series C Preferred Stock, dividends on Series B and C Preferred Stocks and accretion on Series C Preferred Stock	11,798	3,287	1,291

Net loss attributable to common shareholders	$(9,198)	$(20,887)	$(29,738)

Basic loss per share:
Loss before cumulative effect of change in accounting principle	$(0.65)	$(1.54)	$(2.44)
Cumulative effect of change in accounting principle, net of tax	—	—	—

Basic loss attributable to common shareholders	$(0.65)	$(1.54)	$(2.44)

Diluted loss per share:
Loss before cumulative effect of change in accounting principle	$(0.65)	$(1.54)	$(2.44)
Cumulative effect of change in accounting principle, net of tax	—	—	—

Diluted loss attributable to common shareholders	$(0.65)	$(1.54)	$(2.44)

Weighted average common shares outstanding	14,099	13,553	12,189

Weighted average common shares outstanding plus potentially dilutive common shares	14,099	13,553	12,189

The accompanying notes are an integral part of these consolidated financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the years ended December 31,
	2004	(Restated) 2003	(Restated) 2002
Cash flows from operating activities:
Net income (loss)	$2,600	$(17,600)	$(28,447)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	24,094	26,482	15,508
Loss on refinancings	7,099	—	24,658
Allowance for doubtful accounts	1,232	2,439	842
Amortization of deferred financing costs	2,294	2,467	899
Accretion of environmental liabilities	10,394	11,114	1,199
Amortization of debt discount	77	—	388
Deferred income taxes	381	(620)	1,676
(Gain) loss on sale of fixed assets	(724)	292	24
Stock options expensed	35	29	166
(Gain) loss on embedded derivative	1,590	379	(129)
Foreign currency (gain) loss on intercompany transactions	(88)	996	—
Cumulative effect of change in accounting principle, net of taxes	—	66	—
Changes in assets and liabilities, net of acquisition:
Accounts receivable	(6,058)	20,265	(9,679)
Unbilled accounts receivable	4,429	4,539	(9,695)
Deferred costs	538	(838)	(4,433)
Prepaid expenses	(4,781)	14	(5,277)
Supplies inventories	(1,261)	705	456
Other assets	3,714	(1,632)	1,025
Accounts payable	9,249	2,923	12,201
Closure, post-closure and remedial liabilities	(13,030)	(8,268)	(817)
Deferred revenue	(1,086)	(2,121)	8,693
Accrued disposal costs	910	(72)	(5,060)
Other accrued expenses	11,586	(3,387)	237
Income taxes payable	(734)	685	1,214

Net cash provided by operating activities	52,460	38,857	5,649

Cash flows from investing activities:
Acquisition of CSD assets	—	7,890	(44,217)
Additions to property, plant and equipment	(26,343)	(34,832)	(12,460)
Cost of restricted investments purchased	(4,390)	(34,881)	(60,256)
Proceeds from sales of restricted investments	93,207	6,573	792
Purchases of marketable securities	(90,725)	—	—
Sales of marketable securities	73,925	—	—
Proceeds from sale of fixed assets	2,184	2,252	402
Increase in permits	(227)	—	—

Net cash provided by (used in) investing activities	47,631	(52,998)	(115,739)

Cash flows from financing activities:
Repayments on Senior Loans	(107,209)	(7,791)	—
Issuance of Senior Secured Notes or Senior Loans	148,045	—	115,000
Net borrowings (repayments) under revolving credit facility	(35,168)	17,450	17,709
Issuance of Series C preferred stock and embedded derivative	—	—	25,000
Issuance costs of Series C preferred stock	—	—	(2,891)
Redemption of Series C preferred stock	(25,000)	—	—
Payments on long-term obligations	—	—	(21,424)
Change in uncashed checks	419	(1,312)	3,049
Proceeds from exercise of stock options	386	520	982
Dividend payments on preferred stock	(2,187)	(974)	(536)
Deferred financing costs incurred	(10,289)	(1,727)	(8,222)
Proceeds from employee stock purchase plan	487	542	274
Payments on capital leases	(1,476)	(839)	—
Issuance of Subordinated Loans	—	—	40,000
Repayment of Subordinated Notes or Subordinated Loans	(40,000)	—	(35,000)
Borrowings on Term Notes	—	—	3,200
Debt extinguishment payments	(3,420)	—	(20,048)
Cash paid in lieu of warrants	(363)	—	—

Net cash provided by (used in) financing activities	(75,775)	5,869	117,093

Increase (decrease) in cash and cash equivalents	24,316	(8,272)	7,003
Effect of exchange rate change on cash	434	921	(36)
Cash and cash equivalents, beginning of year	6,331	13,682	6,715

Cash and cash equivalents, end of year	$31,081	$6,331	$13,682

Supplemental information:
Cash payments for interest and income taxes:
Interest, net	$13,020	$19,659	$9,451
Income taxes, net	2,772	3,943	2,683
Non-cash investing and financing activities:
Stock dividend on preferred stock	$224	$224	$—
Property, plant and equipment accrued	1,309	1,943	3,366
New capital lease obligations	1,847	3,785	1,756

The accompanying notes are an integral part of these consolidated financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Series B Preferred Stock
			Common Stock					(Restated) Retained Earnings/ (Accumulated Deficit)
						(Restated) Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)		(Restated) Total Stockholders' Equity
	Number of Shares	$0.01 Par Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital
Balance at December 31, 2001	112	$1	11,485	$115	$64,838		$—	$(16,491)	$48,463
Net loss	—	—	—	—	—	$(28,447)	—	(28,447)	(28,447)
Foreign currency translation	—	—	—	—	—	(396)	(396)	—	(396)

Comprehensive loss	—	—	—	—	—	$(28,843)	—	—	—

Preferred stock dividends:
Series B	—	—	—	—	(448)		—	—	(448)
Series C	—	—	—	—	(462)		—	—	(462)
Exercise of warrants	—	—	281	3	(3)		—	—	—
Issuance of warrants	—	—	—	—	668		—	—	668
Stock option expense	—	—	—	—	166		—	—	166
Exercise of stock options	—	—	478	4	979		—	—	983
Employee stock purchase plan	—	—	63	1	273		—	—	274
Accretion of preferred stock discount and issuance costs	—	—	—	—	(381)		—	—	(381)

Balance at December 31, 2002	112	$1	12,307	$123	$65,630		$(396)	$(44,938)	$20,420
Net loss	—	—	—	—	—	$(17,600)	—	(17,600)	(17,600)
Foreign currency translation	—	—	—	—	—	6,848	6,848	—	6,848

Comprehensive loss	—	—	—	—	—	$(10,752)	—	—	—

Preferred stock dividends:
Series B	—	—	35	—	(224)		—	—	(224)
Series C	—	—	—	—	(1,517)		—	—	(1,517)
Exercise of warrants	—	—	1,236	12	(12)		—	—	—
Stock option expense	—	—	—	—	29		—	—	29
Exercise of stock options	—	—	247	3	517		—	—	520
Employee stock purchase plan	—	—	86	1	541		—	—	542
Accretion of preferred stock discount and issuance costs	—	—	—	—	(1,322)		—	—	(1,322)

Balance at December 31, 2003	112	$1	13,911	$139	$63,642		$6,452	$(62,538)	$7,696

	Series B Preferred Stock
			Common Stock					(Restated) Retained Earnings/ (Accumulated Deficit)
						(Restated) Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)		(Restated) Total Stockholders' Equity
	Number of Shares	$0.01 Par Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital
Net income	—	—	—	—	—	$2,600	—	2,600	2,600
Foreign currency translation	—	—	—	—	—	2,215	2,215	—	2,215

Comprehensive loss	—	—	—	—	—	$4,815	—	—	—

Preferred stock dividends:
Series B	—	—	28	—	(182)		—	—	(182)
Series C	—	—	—	—	(821)		—	—	(821)
Conversion of Series B preferred stock	(42)	—	127	1	(1)		—	—	—
Issuance of warrants	—	—	—	—	9,193		—	—	9,193
Stock option expense	—	—	—	—	35		—	—	35
Exercise of stock options	—	—	173	2	384		—	—	386
Employee stock purchase plan	—	—	88	1	486		—	—	487
Loss on redemption of Series C preferred stock	—	—	—	—	(9,864)		—	—	(9,864)
Accretion of preferred stock discount and issuance costs	—	—	—	—	(707)		—	—	(707)

Balance at December 31, 2004	70	$1	14,327	$143	$62,165		$8,667	$(59,938)	$11,038

The accompanying notes are an integral part of these consolidated financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) OPERATIONS

        Clean Harbors, Inc., through its subsidiaries (collectively, the "Company"), is managed in two segments, Technical Services and Site Services, which provide a wide range of environmental services and solutions to a diversified customer base in the United States, Canada, Mexico and Puerto Rico. The Company's shares of common stock trade on the Nasdaq National Market under the symbol: CLHB. Following the acquisition described below, the Company became one of the largest providers of environmental services and the largest operator of hazardous waste treatment facilities in North America. The Company has a network of more than 100 service locations, including 48 active hazardous waste management properties. These properties include five incineration facilities, nine commercial landfills, seven wastewater treatment facilities, 20 treatment, storage and disposal facilities ("TSDFs"), and seven locations specializing in PCB management and oil storage and recycling. Some properties offer multiple capabilities. In addition, the Company has 61 service centers, satellite and support locations and has eight corporate and regional offices. These properties are located in 36 states, six Canadian provinces, Mexico and Puerto Rico.

(2) RESTATEMENT OF FINANCIAL STATEMENTS

        The Company has restated its financial statements for the years ended December 31, 2003 and 2002 to correct errors relating to estimated self-insured workers' compensation and motor vehicle liability claims.

        The Company's previous methodology for estimating its self-insured workers' compensation and motor vehicle insurance claims resulted in an understatement of its self-insured liabilities because negative trends inherent in these types of liabilities were not considered in calculating the self-insured liabilities. The new methodology is an actuarial-based method versus the specific reserve method previously used. For the years ended December 31, 2003 and 2002, the impact of the restatements resulting from correcting its self-insured liabilities on net loss and basic and diluted loss per share attributable to common shareholders is as follows (in thousands except per share amounts):

	2003	2002
Net loss as previously reported	$(17,345)	$(28,191)
Restatement adjustment to cost of revenues	(255)	(256)

Net loss as restated	$(17,600)	$(28,447)

Basic and diluted loss per share attributable to common shareholders previously reported	$(1.52)	$(2.42)
Restatement adjustment	(0.02)	(0.02)

Basic and diluted loss per share attributable to common shareholders as restated	$(1.54)	$(2.44)

        The adjustments for the years ended December 31, 2003 and 2002 did not change the amount of income tax expense previously recorded for those periods.

        For the year ended December 31, 2003, the impact on other accrued expenses resulting from the correction is as follows (in thousands):

2003
Other accrued expenses as previously reported	$32,240
Restatement adjustment	1,617

Other accrued expenses as restated	$33,857

        At December 31, 2003 and 2002, the impact of this restatement on accumulated deficit is as follows (in thousands):

	2003	2002
Accumulated deficit as previously reported	$(60,921)	$(43,576)
Restatement adjustment	(1,617)	(1,362)

Accumulated deficit as restated	$(62,538)	$(44,938)

        The restatements had no effect on net cash provided by operating activities. The primary statements and footnotes have been restated as applicable, including: Consolidated Statements of Operations; Consolidated Balance Sheets; Consolidated Statements of Cash Flows; Consolidated Statements of Stockholders' Equity; Note 4, "Significant Accounting Policies;" Note 9, "Other Accrued Expenses;" Note 16, "Income Taxes;" Note 17, "Earnings (Loss) Per Share;" Note 23, "Segment Reporting;" and Note 24, "Quarterly Data."

(3) ACQUISITION

        Effective September 7, 2002, the Company purchased from Safety-Kleen Services, Inc. (the "Seller") and certain of the Seller's domestic subsidiaries substantially all of the assets of the Chemical Services Division (the "CSD") of Safety-Kleen Corp. ("Safety-Kleen"). The CSD acquisition is included in the Company's results of operations since the acquisition date. The sale included the operating assets of certain of the Seller's subsidiaries in the United States and the stock of five of the Seller's subsidiaries in Canada.

        The assets of the CSD (including the assets of the CSD Canadian Subsidiaries) acquired by the Company consist primarily of 44 hazardous waste treatment and disposal facilities including, among others, 22 transportation, storage or disposal facilities (six of which have since been closed by the Company), six wastewater treatment facilities (one of which has since been closed by the Company), nine commercial landfills and four incineration facilities. Such facilities are located in 30 states, Puerto Rico, six Canadian provinces and Mexico. The most significant of such facilities include landfills in Buttonwillow, California with approximately 10.0 million cubic yards of remaining capacity, in Lambton, Ontario with approximately 8.9 million cubic yards of remaining capacity, which is the largest of the total of three hazardous waste landfills in Canada, and in Waynoka, Oklahoma with approximately 1.5 million cubic yards of remaining capacity; and incinerators in Deer Park, Texas which is the largest hazardous waste incineration facility in the United States, and in Aragonite, Utah. Additional significant facilities are the incinerators in Mercier, Quebec and Lambton, Ontario. The acquired assets do not include Safety-Kleen's Pinewood landfill in South Carolina, which Safety-Kleen had previously operated as part of the CSD.

        The primary reasons for the acquisition of the CSD assets were to broaden the Company's disposal capabilities and geographic reach, particularly in the West Coast and Southwest regions of the United States, in Canada and in Mexico, and to significantly expand the Company's network of hazardous waste disposal facilities. In addition, the Company believed that the acquisition of the CSD's hazardous waste facilities in new geographic areas would allow the Company to expand its site and industrial services which in turn could increase the utilization and profitability of the facilities. Finally, the Company believed that the acquisition would result in significant cost savings by allowing the Company to treat hazardous waste internally, for which the Company previously paid third parties to dispose of hazardous waste because the Company lacked the facilities required to dispose of the waste internally.

        In accordance with the Acquisition Agreement between the Seller and the Company dated February 22, 2002, as amended through September 6, 2002, the Company purchased the assets of the CSD for $26.6 million in net cash, and incurred direct costs related to the transaction of $9.7 million for a total purchase price of $36.3 million. In addition, the Company assumed with the transaction certain environmental liabilities valued at $184.5 million.

        The Company has allocated the total purchase price for the CSD assets based upon the estimated fair value of each asset acquired and each liability assumed. The following table shows the final allocation of the purchase price and direct costs incurred among the assets acquired, liabilities assumed, and liabilities accrued relating to the CSD assets acquired (in thousands):

Acquired Assets and Liabilities as Revised December 31, 2003
Current assets	$101,604
Property, plant and equipment	100,804
Intangible assets	72,659
Deferred taxes	5,670
Other assets	1,888
Current closure, post-closure and remedial liabilities	(9,076)
Other current liabilities	(54,749)
Closure, post-closure and remedial liabilities, long-term	(175,473)
Other long-term liabilities	(7,000)

Cost of CSD assets acquired	$36,327

Cash purchase price	$26,580
Estimated transaction costs	9,747

Cost of CSD assets acquired	$36,327

        The Company engaged an independent appraisal firm to assist in determining the fair values of the property, plant, equipment and intangible assets, which were acquired as part of the assets of the CSD. Intangible assets recorded at $72.6 million consist of $68.2 million of permits and $4.4 million of customer profile databases. The valuation for intangible assets was based on discounted cash flows from operations of the acquired facilities to which those permits and customer profile databases relate. The

Company concluded that the intangible assets acquired have finite lives and will amortize these assets over their estimated useful lives. As the fair value of the assets acquired from the CSD is higher than the purchase price paid, the Company reduced the recorded value of the fixed assets and intangible assets as of the acquisition date by $302.5 million in order to record the assets at cost as required by generally accepted accounting principles in the United States after adjusting for changes in estimates. The Company allocated $12.7 million of the purchase price to properties held for sale as discussed in Note 6.

        In connection with the acquisition of the CSD assets, the Company recorded integration liabilities of $11.9 million (after giving effect to subsequent net changes in estimates) which consisted primarily of lease costs, severance, closure, post-closure, remedial and other exit costs to close duplicative facilities and functions. Groups of employees severed and to be severed consist primarily of duplicative selling, general and administrative personnel and personnel at offices which were closed. The following table summarizes the purchase accounting liabilities recorded in connection with the acquisition of the CSD assets (dollars in thousands):

	Severance		Facilities
	Number of Employees	Liability	Number of Facilities	Liability	Other Liability	Total Liability
Original reserve established	461	$9,076	12	$3,604	$528	$13,208
Net change in estimate	—	—	—	(59)	(206)	(265)
Utilized through December 31, 2002	(238)	(4,300)	(2)	(15)	(92)	(4,407)

Balance December 31, 2002	223	4,776	10	3,530	230	8,536
Net change in estimate	93	(228)	(1)	(205)	77	(356)
Interest accretion	—	—	—	416	—	416
Utilized year ended December 31, 2003	(264)	(3,872)	—	(810)	(307)	(4,989)

Balance December 31, 2003	52	676	9	2,931	—	3,607
Net change in estimate	(41)	(246)	—	(423)	—	(669)
Interest accretion	—	—	—	221	—	221
Utilized year ended December 31, 2004	(6)	(402)	(1)	(1,021)	—	(1,423)

Balance December 31, 2004	5	$28	8	$1,708	$—	$1,736

        The balance of purchase accounting liabilities at December 31, 2004 of $1.7 million consists almost entirely of long-term closure, post-closure and remedial liabilities.

(4) SIGNIFICANT ACCOUNTING POLICIES

        The accompanying Consolidated Financial Statements of the Company reflect the application of certain significant accounting policies as described below:

  (a) Principles of Consolidation

        The accompanying consolidated statements include the accounts of Clean Harbors, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

  (b) Revenue Recognition

        The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is reasonably assured.

        The Company provides a wide range of environmental services through two major segments: Technical Services and Site Services. Technical Services involve (i) services for collection, transportation and logistics management, (ii) services for the categorizing, packaging and removal of laboratory chemicals (Cleanpack®), and (iii) services related to the treatment and disposal of hazardous wastes. Site Services involve a wide range of services to maintain industrial facilities and process equipment, as well as clean up or contain actual or threatened releases of hazardous materials into the environment. Revenues for all services with the exception of services for the treatment and disposal of hazardous waste are recorded as services are rendered. Revenues for disposing of hazardous waste are recognized upon completion of wastewater treatment, landfill or incineration of the waste at a Company-owned site or when the waste is shipped to a third party for processing and disposal. Revenues from waste that is not yet completely processed and the related costs are deferred until services are completed. Revenue is recognized on contracts with retainage when services have been rendered and collectability is reasonably assured.

  (c) Credit Concentration

        Concentration of credit risks in accounts receivable is limited due to the large number of customers comprising the Company's customer base throughout North America. The Company performs periodic credit evaluations of its customers. The Company establishes an allowance for uncollectible accounts based on the credit risk applicable to particular customers, historical trends and other relevant information.

  (d) Income Taxes

        There are two components of income tax expense, current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. Deferred tax expense or benefit is the result of changes between deferred tax assets and liabilities.

        A valuation allowance is established when, based on an evaluation of objective verifiable evidence, it is more likely than not that some portion or all of deferred tax assets will not be realized.

  (e) Earnings per Share ("EPS")

        Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all potentially dilutive common shares that were outstanding during the period.

  (f) Segment Information

        The Companies operations are managed in two segments, Technical Services and Site Services. The Company operates within the United States, Puerto Rico, Canada and Mexico and no individual customer accounts for more than 5% of revenues.

  (g) Cash and Cash Equivalents

        The Company considers all highly liquid instruments purchased with original maturities of less than three months to be cash equivalents.

        The Company's cash management program with its revolving credit lender allows maintenance of a zero balance in the U.S. bank accounts that are used to issue vendor and payroll checks. The checks are covered from availability under the revolving line of credit when the checks are presented for payment. The program can result in checks outstanding in excess of bank balances in the disbursement accounts. When checks are presented to the bank for payment, cash deposits in amounts sufficient to fund the checks are made from funds provided under the terms of the Company's revolving credit facility. Uncashed checks are checks that have been sent to either vendors or employees but have not yet been presented for payment at the Company's bank.

  (h) Marketable Securities

        Marketable securities consist primarily of auction bond securities which are readily marketable and are held for working capital purposes. Accordingly, the Company has classified its investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax reported as a component of stockholders' equity. The Company determines the appropriate classification of its marketable securities at the time of purchase and reevaluates such classification as of each balance sheet date.

  (i) Inventories

        Parts and supplies inventories consist primarily of supplies and repair parts, which are stated at the lower of cost or market. The Company periodically reviews its inventories for obsolete or unsaleable items and adjusts its carrying value to reflect estimated realizable values.

  (j) Property, Plant and Equipment

        Property, plant and equipment are stated at cost and include amounts capitalized under capital lease obligations. Expenditures for major renewals and improvements which extend the life or usefulness of the asset are capitalized. Items of an ordinary repair or maintenance nature, as well as major maintenance activities at incinerators, are charged directly to operating expense as incurred. During the construction and development period of an asset, the costs incurred, including applicable interest costs, are classified as construction-in-progress. Once an asset has been completed and placed in service, it is transferred to the appropriate category and depreciation commences. In addition, the Company capitalizes applicable interest costs associated with partially developed landfill sites, which are included in landfill assets. No interest was capitalized to landfill assets for the years ended December 31, 2004, 2003 or 2002. Depreciation and amortization expense of $24.1 million for 2004 decreased from $26.5 million for 2003 due to changes in estimates in landfill lives and changes in estimates in useful lives of certain assets of $3.5 million, which was offset by an increase in amortization and depreciation due to capital additions. The impact of the changes in estimate on dilutive loss per share for the year ended December 31, 2004 was a decrease in the loss of $0.25 per common share.

        The Company develops software internally for its own use. Development and implementation costs are expensed until the Company has determined that the software will result in probable future economic benefits and management has committed to funding the project. Thereafter, all direct costs of material and services, and payroll-related costs of employees working solely on development of the software portion of the project are capitalized. Capitalized costs of the software are amortized using the straight-line method over the remaining estimated useful lives. The Company capitalized costs for internally developed software of $0.2 million, $0.4 million, and $1.1 million for the years ended December 31, 2004, 2003, and 2002, respectively.

        Depreciation and amortization of capitalized software costs amounted to $0.5 million, $0.8 million and $0.4 million for the years ended December 31, 2004, 2003, and 2002, respectively.

        Permits consist of the value of permits acquired through acquisition and environmental cleanup costs that improve facilities, as compared with the condition of that property when originally acquired.

        Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that an impairment in the carrying value of long-lived assets be recognized when the expected future undiscounted cash flows derived from the assets are less than its carrying value. For the years ended December 31, 2004, 2003 and 2002, the Company recorded no impairment charge related to long-term assets.

        Depreciation and amortization of other property, plant and equipment is provided on a straight-line basis over their estimated useful lives, with the exception of landfill and deep injection well assets which are depreciated on a units-of-consumption basis. Leasehold improvements are capitalized and amortized over the shorter of the life of the lease or the asset.

        The Company depreciates and amortizes the cost of these assets, using the straight-line method as follows:

Asset Classification	Estimated Useful Life
Capitalized software	5 years
Buildings and building improvements	Shorter of remaining life or 35 years
Land improvements	5 years
Leasehold improvements	Shorter of lease term or 10 years
Vehicles	3–10 years
Equipment	3–8 years
Furniture and fixtures	5–8 years

        Upon retirement or other disposition, the cost and related accumulated depreciation of the assets are removed from the accounts and the resulting gain or loss is reflected in other income (expense).

  (k) Intangible Assets and Impairment Testing

        Goodwill, permits and customer profile database, as further discussed in Note 8, are stated at cost. Permits are amortized over periods ranging from 5 to 30 years. The customer profile database is amortized over five years. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that ratable amortization be replaced with periodic tests of the carrying value of goodwill. The Company recorded no amortization related to goodwill for the years ended December 31, 2004, 2003 and 2002. The Company tested goodwill for impairment as of December 31, 2004, 2003 and 2002, using the criteria set forth under SFAS No. 142. For the years ended December 31, 2004, 2003 and 2002, the Company recorded no impairment charge for goodwill.

  (l) Operating Leases

        The Company leases rolling stock, equipment, real estate and office equipment under operating leases. Certain real estate leases contain rent holidays and rent escalation clauses. Most of the Company's real estate lease agreements include renewal periods at the Company's option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space.

  (m) Deferred Financing Costs

        Deferred financing costs are amortized over the life of the related debt instrument. Amortization expense is included in interest expense in the statements of operations.

  (n) Closure and Post-closure Liabilities

        Effective January 1, 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period using the Company's credit-adjusted risk-free interest rate, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 requires upon initial application that companies reflect in their balance sheet: (1) liabilities for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of the Statement, (2) asset retirement costs capitalized as an increase to the carrying amount of the associated long-lived asset, and (3) accumulated depreciation on that capitalized cost adjusted for accumulated depreciation to the date of adoption of the Statement. The cumulative effect of initially applying SFAS No. 143 in the year ended December 31, 2003 was recorded as a change in accounting principle which requires that a cumulative effect adjustment be recorded in the statement of operations.

        The principal changes from the Company's implementation of SFAS No. 143 were: (1) a reduction in accrued landfill closure and post-closure obligations due to discounting the accruals at the Company's then credit-adjusted risk-free interest rate of 14.0% as required under SFAS No. 143, instead of discounting the accruals at the risk-free interest rate of 4.9% used under purchase accounting at December 31, 2002, (2) a reduction in accrued financial assurance for closure and post-closure care of the facilities which is now expensed in the period incurred under SFAS No. 143, and (3) reductions in the closure and post-closure obligations due to discounting at the credit-adjusted risk-free rate previously undiscounted accrued cell closure costs. These reductions were partly offset by new closure and post-closure obligations recorded for operating non-landfill facilities determined under various probability scenarios as to when operating permits might be surrendered in the future and using the credit-adjusted risk-free rate. The reduction in the value of liabilities assumed in the CSD acquisition from the implementation of SFAS No. 143 of $46.7 million resulted in a corresponding reduction in the value allocated to the assets acquired (see Note 3, "Acquisition"). The implementation also resulted in a net of tax cumulative-effect adjustment of $66 thousand recorded in the statement of operations for the year ended December 31, 2003. This adjustment was comprised of an increase to asset retirement obligations of $1.8 million and an increase to net asset retirement costs of $1.7 million.

        Closure and post-closure costs incurred are increased for inflation (1.15% and 2.0% for closure and post-closure liabilities incurred in the years ended December 31, 2004 and 2003, respectively). The Company uses an inflation rate published by the US Department of Labor Bureau of Labor Statistics that excludes the more volatile items of food and energy. Closure and post- closure costs are discounted at the Company's credit-adjusted risk-free interest rate (12.5% and 14.0% for closure and post-closure liabilities incurred in the years ended December 31, 2004 and 2003, respectively). For the asset retirement obligations incurred in 2004, the Company estimated its credit-adjusted risk-free interest rate by adjusting the then current yield based on market prices of its $150 million Senior Secured Notes by the difference between the yield of a US treasury note of the same duration as the Senior Secured Notes and the yield on the 30 year U.S. Treasury Bond. For the asset retirement obligations incurred in 2003 and for the initial application of SFAS No. 143, the Company estimated its credit-adjusted risk-free interest rate by adjusting the then current yield on intermediate term debt of companies whose debt was then similarly rated by the rating agencies by the difference between the yield of a US treasury note of the same duration as the average maturity on the intermediate term debt and the yield on the 30 year U.S. Treasury Bond. Under SFAS No. 143, the cost of financial assurance for the closure and post-closure care periods cannot be accrued but rather is a period cost. Prior to the adoption of SFAS No. 143, the Company accrued the cost of financial assurance relating to both landfill and non-landfill closure and to both landfill and non-landfill post-closure care, as required, under SFAS No. 5, "Accounting for Contingencies." Under SFAS No. 143, financial assurance is no longer included as a component of closure or post-closure costs. SFAS No. 143 requires the cost of financial assurance to be expensed as incurred, and SFAS No. 143 requires the cost of financial assurance to be considered in the determination of the credit-adjusted risk-free interest rate. Under SFAS No. 143, the cost of financial assurance is considered in the determination of the credit-adjusted risk-free interest rate used to discount the closure and post-closure obligations.

  Landfill Accounting

        Landfill Accounting—The Company utilizes the life cycle method of accounting for landfill costs and the units-of-consumption method to amortize landfill construction and asset retirement costs and record closure and post-closure obligations over the estimated useful life of a landfill. Under this method, the Company includes future estimated construction and asset retirement costs, as well as costs incurred to date, in the amortization base. In addition, the Company includes probable expansion airspace that has yet to be permitted in the calculation of the total remaining useful life of the landfill.

        Landfill assets—Landfill assets include the costs of landfill site acquisition, permitting, preparation and improvement. These amounts are recorded at cost, which includes capitalized interest as applicable. Landfill assets, net of amortization, are combined with management's estimate of the costs required to complete construction of the landfill to determine the amount to be amortized over the remaining estimated useful economic life of a site. Amortization of landfill assets is recorded on a units-of-consumption basis, such that the landfill assets should be completely amortized at the date the landfill ceases accepting waste. Changes in estimated costs to complete construction are applied prospectively to the amortization rate.

        Amortization of cell construction costs and accrual of cell closure obligations—Landfills are typically comprised of a number of cells, which are constructed within a defined acreage (or footprint). The cells are typically discrete units, which require both separate construction and separate capping and closure procedures. Cell construction costs are the costs required to excavate and construct the landfill cell. These costs are typically amortized on a units-of-consumption basis, such that they are completely amortized when the specific cell ceases accepting waste. In some instances, the Company has landfills that are engineered and constructed as "progressive trenches." In progressive trench landfills, a number of contiguous cells form a progressive trench. In those instances, the Company amortizes cell construction costs over the airspace within the entire trench, such that the cell construction costs will be fully amortized at the end of the trench useful life.

        The design and construction of a landfill does not create a landfill asset retirement obligation. Rather, the asset retirement obligation for cell closure (the cost associated with capping each cell) is incurred in relatively small increments as waste is placed in the landfill. Therefore, the cost required to construct the cell cap is capitalized as an asset retirement cost and a liability of an equal amount is established, based on the discounted cash flow associated with each capping event, as airspace is consumed. Spending for cell capping is reflected as a change in liabilities within operating activities in the statement of cash flows.

        Landfill final closure and post-closure liabilities—The Company has material financial commitments for the costs associated with requirements of the United States Environmental Protection Agency (the "EPA") and the comparable regulatory agency in Canada for landfill final closure and post-closure activities. In the United States, the landfill final closure and post-closure requirements are established under the standards of the EPA, and are implemented and applied on a state by state basis. Estimates for the cost of these activities are developed by the Company's engineers, accountants and external consultants, based on an evaluation of site-specific facts and circumstances, including the Company's interpretation of current regulatory requirements and proposed regulatory changes. Such estimates may change in the future due to various circumstances including, but not limited to, permit modifications, changes in legislation or regulations, technological changes and results of environmental studies.

        Final closure costs include the costs required to cap the final cell of the landfill (if not included in cell closure) and the costs required to dismantle certain structures for landfills and other landfill improvements. In addition, final closure costs include regulation-mandated groundwater monitoring, leachate management and other costs incurred in the closure process. Post-closure costs include substantially all costs that are required to be incurred subsequent to the closure of the landfill, including, among others, groundwater monitoring and leachate management. Regulatory post-closure periods are generally 30 years after landfill closure. Final closure and post-closure obligations are discounted. Final closure and post-closure obligations are accrued on a units-of-consumption basis, such that the present value of the final closure and post-closure obligations are fully accrued at the date the landfill discontinues accepting waste.

        For landfills purchased, the Company assessed and recorded the present value of the estimated closure and post-closure liability based upon the estimated final closure and post-closure costs and the percentage of airspace consumed as of the purchase date. Thereafter, the difference between the liability recorded at the time of acquisition and the present value of total estimated final closure and post-closure costs to be incurred is accrued prospectively on a units-of-consumption basis over the estimated useful economic life of the landfill.

        Landfill capacity—Landfill capacity, which is the basis for the amortization of landfill assets and for the accrual of final closure and post-closure obligations, represents total permitted airspace plus unpermitted airspace that management believes is probable of ultimately being permitted based on established criteria. The Company applies a comprehensive set of criteria for evaluating the probability of obtaining a permit for future expansion airspace at existing sites, which provides management a sufficient basis to evaluate the likelihood of success of unpermitted expansions. Those criteria are as follows:

  •
  Personnel are actively working to obtain the permit or permit modifications (land use, state and federal) necessary for expansion of an existing landfill, and progress is being made on the project.

  •
  The Company expects to submit the application within the next year and expects to receive all necessary approvals to accept waste within the next five years.

  •
  At the time the expansion is included in the Company's estimate of the landfill's useful economic life, it is probable that the required approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located.

  •
  The owner of the landfill or the Company has a legal right to use or obtain land associated with the expansion plan.

  •
  There are no significant known political, technical, legal, or business restrictions or issues that could impair the success of such expansion.

  •
  A financial feasibility analysis has been completed and the results demonstrate that the expansion has a positive financial and operational impact such that management is committed to pursuing the expansion.

  •
  Additional airspace and related additional costs, including permitting, final closure and post-closure costs, have been estimated based on the conceptual design of the proposed expansion.

        Exceptions to the criteria set forth above may be approved through a landfill-specific approval process that includes approval from the Company's Chief Financial Officer and review by the Audit Committee of the Board of Directors. As of December 31, 2004, there were three unpermitted expansions included in the Company's landfill accounting model, which represents 32.4% of the Company's remaining airspace at that date. Of these expansions, two do not represent exceptions to the Company's established criteria. In March 2004, the Chief Financial Officer approved and the Audit Committee of the Board of Directors reviewed the inclusion of 7.8 million cubic yards of unpermitted airspace in highly probable airspace because it was determined that the airspace was highly probable even though the permit application will not be submitted within the next year. All of the other criteria were met for the inclusion of this airspace in highly probable airspace. Had the Company not included the 7.8 million cubic yards of unpermitted airspace in highly probable airspace, operating expense for the year ended December 31, 2004 would have been higher by $439 thousand.

        In 2001, prior to the Company's acquisition of the Chemical Services Division from Safety-Kleen, Safety-Kleen commenced the process of obtaining a permit for a new cell at the Lambton Facility. In 2004, the Company received a modification to the operating permit for such facility that increased permitted airspace at an existing cell and that allowed the Company to postpose the permitting process for the cell. The Company now plans to commence the permitting process for the now unpermitted 7.8 million cubic yards of highly probable airspace in 2006 with the filing of a proposed terms of reference for the environmental assessment.

        As of December 31, 2004, the Company had 11 active landfill sites (including the Company's two non-commercial landfills), which have estimated remaining lives (based on anticipated waste volumes and remaining highly probable airspace) as follows:

			Remaining Highly Probable Airspace (cubic yards) (in thousands)
Facility Name		Remaining Lives (Years)
	Location		Permitted	Unpermitted	Total
Altair	Texas	2	63	—	63
Buttonwillow	California	44	10,018	—	10,018
Deer Park	Texas	23	587	—	587
Deer Trail	Colorado	51	513	—	513
Grassy Mountain	Utah	24	761	1,366	2,127
Kimball	Nebraska	23	483	—	483
Lambton	Ontario	51	1,061	7,847	8,908
Lone Mountain	Oklahoma	18	1,463	—	1,463
Ryley	Alberta	29	1,111	—	1,111
Sawyer	North Dakota	40	449	—	449
Westmorland	California	68	2,732	—	2,732

			19,241	9,213	28,454

        The Company had 2.9 million cubic yards of permitted, but not highly probable, airspace as of December 31, 2004. Permitted, but not highly probable, airspace is permitted airspace the Company currently does not expect to utilize; therefore, this airspace has not been included in the above table.

        The following table presents the remaining highly probable airspace from December 31, 2002 through December 31, 2004 (in thousands):

Highly Probable Airspace (cubic yards)
Remaining capacity at December 31, 2002	25,288
Addition of highly probable airspace	4,280
Consumed during 2003	(687)
Change in estimate	150

Remaining capacity at December 31, 2003	29,031
Addition of highly probable airspace	141
Consumed during 2004	(780)
Change in estimate	62

Remaining capacity at December 31, 2004	28,454

        Changes to landfill assets for the year ended December 31, 2004 were as follows (in thousands):

	Balance at December 31, 2003	Asset Retirement Costs	Capital Additions	Changes in Estimates of Closure and Post-Closure Liabilities	Currency Translations, Reclassifications, and Other	Balance at December 31, 2004
Landfill Assets	$3,579	$958	$2,597	$(1,157)	$419	$6,396

        Changes to landfill assets for the year ended December 31, 2003 were as follows (in thousands):

Balance at December 31, 2002	Asset Retirement Costs	Capital Additions	Decrease Due to Increase in Highly Probable Airspace and Other Changes in Estimate	Purchase Accounting Adjustment Due to Change in Accounting for Asset Retirement Costs as well as Other Purchase Accounting Adjustments	Currency Translations, Reclassifications, and Other	Balance at December 31, 2003
$14,781	$1,004	$1,669	$(11,596)	$(2,820)	$541	$3,579

        In 2003 and 2004 a reduction in closure and post-closure liabilities arose as a result of the Company increasing its highly probably landfill airspace. After acquiring landfills as part of the CSD assets from Safety-Kleen in 2002, Clean Harbors' management identified new business opportunities that made possible the expansion, and further utilization, of the assets that the previous owners had believed to be exhausted. The resulting increase in airspace was accounted for by reducing landfill retirement liabilities (due to delaying the closure and post-closure expenditures) and by correspondingly reducing landfill assets by $11.6 million and $1.2 million for the years ended December 31, 2003 and 2004 respectively (see tables of changes to closure and post-closure liabilities on page F-49).

        Rates used to amortize landfill assets are calculated based upon the dollar value of estimated final liabilities, the surveyed remaining airspace of the landfill, and the time estimated to consume the remaining airspace. Consequently, rates vary for each landfill and for each asset category, and are recalculated each year. During the years ended December 31, 2004, and 2003, landfill assets were depreciated at average rates of $0.39 and $2.62 per cubic yard, respectively. The change in the amortization rate of landfill assets resulted primarily from the $11.6 million reduction in landfill asset described immediately above.

  Non-Landfill Closure and Post-Closure

        Non-landfill closure costs include costs required to dismantle and decontaminate certain structures and other costs incurred during the closure process. Post-closure costs, if required, include associated maintenance and monitoring costs and financial assurance costs as required by the closure permit. Post-closure periods are performance-based and are not generally specified in terms of years in the closure permit, but may generally range from 10 to 30 years or more.

        The Company records its non-landfill closure and post-closure liability by (i) estimating the current cost of closing a non-landfill facility and the post closure care of that facility, if required, based upon the closure plan that the Company is required to follow under its operating permit, or in the event the facility operates with a permit that does not contain a closure plan, based upon legally enforceable closure commitments made by the Company to various governmental agencies, (ii) using probability scenarios as to when in the future operations may cease, (iii) inflating the current cost of closing the non-landfill facility on a probability weighted basis using the inflation rate to the time of closing under each probability scenario, and (iv) discounting the future value of each closing scenario back to the present using the credit-adjusted risk-free interest rate. Non-landfill closure and post-closure obligations arise when the Company commences operations. Prior to the implementation of SFAS No. 143, these obligations were expensed in the period that a decision was made to close a facility.

  (o) Remedial Liabilities

        Remedial liabilities, including Superfund liabilities, include the costs of removal or containment of contaminated material, the treatment of potentially contaminated groundwater and maintenance and monitoring costs necessary to comply with regulatory requirements. SFAS No. 143 applies to asset retirement obligations that arise from normal operations. Almost all of the Company's remedial liabilities were assumed as part of the acquisition of the CSD from Safety-Kleen Corp, and the Company believes that the remedial obligations did not arise from normal operations.

  Discounting of Remedial Liabilities

        Remedial liabilities are discounted only when the timing of the payments is estimable and the amounts are determinable. The Company's experience has been that the timing of the payments is not usually estimable so, generally, remedial liabilities are not discounted. However, under purchase accounting, acquired liabilities are recorded at fair value, which requires taking into consideration inflation and discount factors. Accordingly, as of the acquisition date, the Company recorded the remedial liabilities assumed as part of the acquisition of the CSD at their fair value, which was calculated by inflating costs in current dollars using an estimate of future inflation rates as of the acquisition date until the expected time of payment, then discounted to its present value using a risk-free discount rate as of the acquisition date. Subsequent to the acquisition, discounts were and will be applied to the environmental liabilities as follows:

  •
  Remedial liabilities assumed relating to the acquisition of the CSD from Safety-Kleen are and will continue to be inflated using the inflation rate at the time of acquisition (2.4%) until the expected time of payment, then discounted at the risk-free interest rate at the time of acquisition (4.9%).

  •
  Remedial liabilities incurred subsequent to the acquisition and remedial liabilities of the Company that existed prior to the acquisition have been and will continue to be recorded at the estimated current value of the liability which is usually neither increased for inflation nor reduced for discounting.

  Claims for Recovery

        The Company records claims for recovery from third parties relating to remedial liabilities only when realization of the claim is probable. The gross remedial liability is recorded separately from the claim for recovery on the balance sheet. At December 31, 2004 and 2003, the Company had recorded no such claims.

  (p) Foreign Currency

        Foreign subsidiary balances are translated according to the provisions of SFAS No. 52, "Foreign Currency Translation." The functional currency of each foreign subsidiary is its respective local currency. Assets and liabilities are translated to U.S. dollars at the exchange rate in effect at the balance sheet date and revenue and expenses at the average exchange rate for the period. Gains and losses from the translation of the consolidated financial statements of the foreign subsidiaries into U.S. dollars are included in stockholders' equity as a component of other comprehensive income. Gains and losses resulting from foreign currency transactions are recognized in the accompanying consolidated statements of operations. Recorded balances that are denominated in a currency other than the functional currency are adjusted to the functional currency using the exchange rate at the balance sheet date.

  (q) Letters of Credit

        The Company utilizes letters of credit to provide collateral assurance to regulatory authorities that certain funds will be available for closure of Company facilities. In addition, the Company utilizes letters of credit to provide collateral for casualty insurance programs, to provide collateral for the vehicle lease line and to provide collateral for a transportation permit. As of December 31, 2004 and 2003, the Company had outstanding letters of credit amounting to $90.5 million and $87.1 million, respectively.

  (r) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  (s) Stock Options

        The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related Interpretations in accounting for its stock-based employee compensation plans. SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value method of accounting for stock options and other instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company elected to continue to apply the accounting provisions of APB Opinion No. 25 for stock options. Accordingly, no stock-based employee compensation cost is reflected in net loss attributable to common shareholders, as all options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of the grant. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant dates, as calculated in accordance with SFAS No. 123, the Company's net loss and net loss per common share for the years ended December 31, 2004, 2003 and 2002 would approximate the following pro forma amounts as compared to the amounts reported (in thousands except for per share amounts):

		(Restated)	(Restated)
	2004	2003	2002
Net loss attributable to common shareholders	$(9,198)	$(20,887)	$(29,738)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,993	1,840	656

Pro forma net loss	$(11,191)	$(22,727)	$(30,394)

Loss per share:
Basic as reported	$(0.65)	$(1.54)	$(2.44)
Basic pro forma	(0.79)	(1.68)	(2.49)
Diluted as reported	(0.65)	(1.54)	(2.44)
Diluted pro forma	(0.79)	(1.68)	(2.49)

  (t) Reclassifications

        Certain reclassifications have been made in the prior years' Consolidated Financial Statements to conform to the 2004 presentation.

  (u) New Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which was revised in December 2003 as FIN 46R. FIN 46R further explains how to identify a Variable Interest Entity ("VIE") and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interest and results of the VIE in its financial statements. FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special purpose entities. FIN 46R had no material impact on the Company's results of operations since the Company has no special purpose entities.

        In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," to improve financial statement disclosure for defined benefit plans. This statement requires additional disclosures about the assets (including plan assets by category), obligations and cash flows of defined pension plans and other defined benefit postretirement plans. It also requires reporting of various elements of pension and other postretirement benefit costs on a quarterly basis. Generally, the disclosure requirements are effective for interim periods beginning after December 15, 2003; however, information about foreign plans is effective for fiscal years ending after June 15, 2004. The Company adopted the revised SFAS No. 132 effective December 31, 2004. See Note 22 for further discussion of employee benefit plans.

        In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supercedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables." The issuance of SAB 104 reflects the concepts contained in EITF 00-21. The other revenue recognition concepts contained in SAB 101 remain largely unchanged. The issuance of SAB 104 did not have a material impact on the Company's results of operations, financial position or cash flows.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception to the basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. This Statement eliminates the exception and replaces it with a general exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires companies to report compensation cost relating to share-based payment transactions to be recognized in financial statements. That cost will be measured based upon the fair value of the equity or liability instruments issued. The disclosure requirements under SFAS 123(R) are effective for interim periods beginning after June 15, 2005. On March 29, 2005, the SEC issued SAB 107, "Share-Based Payment," that expresses the views of the SEC staff regarding the application of SFAS No. 123(R). The Company is studying the Statement and the Bulletin. The Statement will increase compensation expense starting July 1, 2005.

(5) MARKETABLE SECURITIES

        At December 31, 2004, marketable securities have been categorized as available for sale and, as a result, are stated at fair value based on quoted market prices. The Company's marketable securities available for current operations are classified as current assets. During 2004 the Company invested in auction bond securities that trade at par and reprice within 30 days. Interest income earned on investments is included in interest expense, net on the face of the statement of operations. There were no marketable securities held as of December 31, 2003.

        Marketable securities classified as current assets at December 31, 2004 include the following (in thousands):

	Cost	Market Value
Auction bond securities	$16,800	$16,800

Total	$16,800	$16,800

(6) PROPERTIES HELD FOR SALE

        As part of its plan to integrate the activities of the CSD into its operations, the Company determined that certain acquired properties were no longer needed for its operations. The Company decided to sell these acquired properties; accordingly, the acquired surplus properties were transferred to properties held for sale. In the allocation of the purchase price of the CSD acquisition, the Company valued properties held for sale at the current appraised market value less estimated selling costs. In addition, subsequent to the completion of purchase accounting, the Company identified several additional properties that were no longer needed for its operations. These properties were transferred to properties held for sale at the lower of their net book value or current appraised market value less estimated selling costs. Properties held for sale include only those properties that the Company believes can be sold within the next twelve months based on current market conditions and the asking price. The Company cannot provide assurance that the proceeds from properties held for sale will equal their carrying value.

        The following table presents the changes in properties held for sale for the years ended December 31, 2003 and 2004 (in thousands):

2003 transfers to held for sale	$12,690

Balance at December 31, 2003	12,690
2004 transfers to held for sale	509
Assets sold during 2004	(1,329)
Adjustments in estimated carrying value	(129)
Assets returned to active use	(2,892)

Balance at December 31, 2004	$8,849

        The gains on the sale of properties classified as held for sale of approximately $0.5 million for the year 2004 are classified as a reduction of selling, general and administrative expenses.

(7) RESTRICTED CASH

        At December 31, 2004 and 2003, restricted cash and cash equivalents consisted of the following (in thousands):

	2004	2003
Cash collateral for letter of credit facility	$—	$88,817

        Operators of hazardous waste handling facilities are required by federal and state regulations to provide financial assurance for closure and post-closure care of those facilities should those facilities cease operation. Closure would include the cost of removing the waste stored at the facility which ceased operating, sending such material to another site for disposal, and performing certain procedures for decontamination of the facility. The Company has placed most of the required financial assurance through Steadfast Insurance Company, which requires letters of credit as collateral to its financial assurance obligations. At December 31, 2003, the Company had a Letter of Credit Facility (the "L/C Facility") under an Agreement dated September 6, 2002 between the Company and Fleet National Bank ("Fleet"). The L/C Facility Agreement provided that Fleet would issue up to $100.0 million of letters of credit at the Company's request provided that the Company posted collateral equal to 103% of the amount of the outstanding letters of credit. As further discussed in Note 10, "Financing Arrangements," on June 30, 2004, the L/C Facility was replaced with a synthetic letter of credit facility (the "Synthetic LC Facility"). Under the Synthetic LC Facility, the Company is not required to post cash collateral. On June 30, 2004, the $88.9 million of restricted cash then on deposit was released to the Company.

(8) INTANGIBLE ASSETS

        Below is a summary of amortizable intangible assets at December 31, 2004 and 2003 (in thousands):

	2004			2003
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Permits	$98,120	$20,269	$77,851	$92,815	$16,272	$76,543
Customer Profile Database	4,900	2,288	2,612	4,626	1,358	3,268

	$103,020	$22,557	$80,463	$97,441	$17,630	$79,811

        Below is a summary of the expected amortization for intangible assets for the years ending December 31, (in thousands):

Expected Amortization
2005	$5,014
2006	4,615
2007	4,229
2008	3,584
2009	3,179
Thereafter	59,842

80,463
Goodwill no longer subject to amortization	19,032

$99,495

        Amortization expense was $4.8 million, $4.8 million, and $2.5 million, for the years 2004, 2003, and 2002, respectively.

(9) OTHER ACCRUED EXPENSES

        Other accrued expenses consist of the following (in thousands):

		(Restated)
	2004	2003
Insurance	$7,249	$8,925
Interest	8,505	1,597
Payroll and benefits	5,721	6,157
Transaction costs	28	1,211
Other items	19,551	15,967

	$41,054	$33,857

(10) FINANCING ARRANGEMENTS

        The following table is a summary of the Company's financing arrangements:

	December 31, 2004	December 31, 2003
	(in thousands)
Revolving Facility with a financial institution, bearing interest at either the U.S. or Canadian prime rate (5.25% and 4.25%, respectively, at December 31, 2004) or the Eurodollar rate (2.40% at December 31, 2004), depending on the currency of the underlying loan, plus 1.50%, collateralized by accounts receivable	$—	$—
Senior Secured Notes, bearing interest at 11.25%, collateralized by a second-priority lien on substantially all of the Company's assets within the United Sates except for accounts receivable	150,000	—
Revolving Credit Facility with a financial institution, bearing interest at LIBOR (1.17% at December 31, 2003) plus 3.50% or the U.S. or Canadian prime rate (both 4.00% at December 31, 2003) plus 0.50% at the Company's election	—	35,291
Senior Loans, bearing interest at LIBOR (1.17% at December 31, 2003) plus 7.75%	—	107,209
Subordinated Loans, bearing interest at 22.50%	—	40,000

	150,000	182,500
Less unamortized issue discount	1,878	—
Less obligations classified as current	—	35,291

Long-term obligations	$148,122	$147,209

        Prior to June 30, 2004, the Company had outstanding a $100.0 million three-year revolving credit facility (the "Revolving Credit Facility"), $115.0 million of three-year non-amortizing term loans (the "Senior Loans") and $40.0 million of five-year non-amortizing subordinated loans (the "Subordinated Loans"). In addition to such financings, the Company had established a letter of credit facility (the "L/C Facility") under which the Company could obtain up to $100.0 million of letters of credit by providing cash collateral equal to 103% of the amount of such outstanding letters of credit. On June 30, 2004, the Company's debt under the Revolving Credit Facility, the Senior Loans and the Subordinated Loans was replaced by $150.0 million of eight-year Senior Secured Notes (the "Senior Secured Notes") and a $30.0 million revolving credit facility (the "Revolving Facility") as described below. Additionally, the L/C Facility was replaced with a synthetic letter of credit facility (the "Synthetic LC Facility") whereby the Company may obtain up to $90.0 million of letters of credit as described below.

        The principal terms of the Senior Secured Notes, the Revolving Facility, and the Synthetic LC Facility are as follows:

        Senior Secured Notes.    The Senior Secured Notes were issued under an Indenture dated June 30, 2004 (the "Indenture"). The Senior Secured Notes bear interest at 11.25% and mature on July 15, 2012. The Senior Secured Notes were issued at a $2.0 million discount that resulted in an effective yield of 11.5%. Interest is payable semiannually in cash on each January 15 and July 15, commencing on January 15, 2005.

        The Senior Secured Notes are secured by a second-priority lien on all of the domestic assets of the Company and its domestic subsidiaries that secure the Company's reimbursement obligations under the Synthetic LC Facility on a first-priority basis (as described below); provided that such assets do not include any capital stock, notes, instruments, other equity interests of any of the Company's subsidiaries, accounts receivable, and certain other excluded collateral as provided in the Indenture. The Senior Secured Notes are jointly and severally guaranteed on a senior secured second-lien basis by substantially all of the Company's existing and future domestic subsidiaries. The Senior Secured Notes are not guaranteed by the Company's foreign subsidiaries.

        The Indenture provides for certain covenants, the most restrictive of which requires the Company, within 120 days after the close of each twelve-month period ending on June 30 of each year (beginning June 30, 2005) to apply an amount equal to 50% of the period's Excess Cash Flow (as defined below) to either prepay, repay, redeem or purchase its first-lien obligations under the Revolving Facility and Synthetic LC Facility or to make offers ("Excess Cash Flow Offers") to repurchase of all or part of the then outstanding Senior Secured Notes at an offering price equal to 104% of their principal amount plus accrued interest. "Excess Cash Flow" is defined in the Indenture as Consolidated EBITDA (as defined in the Indenture) less interest expense, all taxes paid or accrued in the period, capital expenditures made in cash during the period, and all cash spent on environmental monitoring, remediation or relating to environmental liabilities of the Company.

        Excess Cash Flow for the six months ended December 31, 2004 was $9.8 million, and the Company anticipates Excess Cash Flow will be generated from operations during the six-month period ending June 30, 2005. Accordingly, the Company anticipates being required, within 120 days following June 30, 2005, to offer to repurchase Senior Secured Notes in the amount of 50% of the Excess Cash Flow generated during the twelve-month period ending June 30, 2005. However, at December 31, 2004, the Company had no outstanding first-lien obligations which were then payable under its Revolving Facility or Synthetic LC Facility and the market price of the Senior Secured Notes was in excess of the 104% of principal amount at which the Company is required and permitted by the Indenture and the Credit Agreement to make Excess Cash Flow Offers for outstanding Senior Secured Notes. It therefore now appears unlikely that any holders of Senior Secured Notes would accept an Excess Cash Flow Offer made in accordance with the Indenture and the Credit Agreement unless the trading price of the Senior Secured Notes declines prior to the time in 2005 at which the Company will be required to make such an offer. To the extent the Note holders do not accept an Excess Cash Flow Offer based on the Excess Cash Flow earned through June 30, 2005, such Excess Cash Flow will not be included in the amount of Excess Cash Flow earned in subsequent periods. However, the Indenture's requirement to make Excess Cash Flow Offers in respect of Excess Cash Flow earned in subsequent twelve-month periods will remain in effect.

        The $6.3 million cost associated with the issuance of the Senior Secured Notes was recorded as a component of deferred financing costs and is being amortized to interest expense over the life of the Senior Secured Notes.

        Revolving Facility.    Both the Revolving Facility and the Synthetic LC Facility were established under a Loan and Security Agreement dated June 30, 2004 (the "Credit Agreement") among the Company, Fleet Capital Corporation as agent for the Revolving Lenders thereunder, Credit Suisse First Boston as agent for the letter of credit facility lenders (the "LC Facility Lenders") thereunder, and certain other parties. The Revolving Facility allows the Company to borrow up to $30.0 million in cash, based upon a formula of eligible accounts receivable. This total is separated into two lines of credit, namely a line for the Company and its U.S. subsidiaries equal to $24.7 million and a line for the Company's Canadian subsidiaries of $5.3 million. The Revolving Facility also allows the Company to have issued up to $10.0 million of letters of credit, with the outstanding amount of such letters of credit reducing the maximum amount of borrowings permitted under the Revolving Facility. At December 31, 2004, the Company had no borrowings and $1.2 million of letters of credit outstanding under the Revolving Facility, and the Company had approximately $28.8 million available to borrow. Amounts outstanding under the Revolving Facility bear interest at an annual rate of either the U.S. or Canadian prime rate or the Eurodollar rate (depending on the currency of the underlying loan) plus 1.50%. The Credit Agreement requires the Company to pay an unused line fee of 0.125% per annum on the unused portion of the Revolving Facility. The Revolving Facility matures on June 30, 2009.

        The Revolving Facility is secured by a first security interest in accounts receivable and a second security interest in substantially all other assets. The Revolving Facility prohibits the payment of dividends on the Company's common stock but allows the payment of dividends on the Company's Series B Preferred Stock.

        Under the Credit Agreement, the Company is required to maintain a maximum Leverage Ratio (as defined below) of no more than 2.80 to 1.0 and 2.55 to 1.0 for the four-quarter periods ended or ending December 31, 2004 and March 31, 2005, respectively. The maximum Leverage Ratio is then reduced to no more than 2.50 to 1.0 for the four-quarter periods ending June 30, 2005 through March 31, 2006, and then, in approximately equal increments, to no more than 2.30 to 1.0 for the four-quarter period ending December 31, 2008, and to no more than 2.25 to 1.0 for each succeeding quarter. The Leverage Ratio is defined as the ratio of the consolidated indebtedness of the Company to its Consolidated EBITDA (as defined in the Credit Agreement) achieved for the latest four-quarter period. For the four-quarter period ended December 31, 2004, the Leverage Ratio was 1.81 to 1.0, which was within covenant.

        The Company is also required under the Credit Agreement to maintain a minimum Interest Coverage Ratio (as defined below) of not less than 2.40 to 1.0 and 2.65 to 1.0 for the four-quarter periods ended or ending December 31, 2004 and March 31, 2005, respectively. The minimum Interest Coverage Ratio is then increased to not less than 2.70 to 1.0 for the four-quarter periods ending June 30, 2005 through December 31, 2005, and then, in approximately equal increments, to not less than 2.85 to 1.0 for the four-quarter period ending December 31, 2007, and not less than 3.00 to 1.0 for each succeeding four-quarter period. The Interest Coverage Ratio is defined as the ratio of the Company's Consolidated EBITDA to its consolidated interest expense. For the four-quarter period December 31, 2004, the Interest Coverage Ratio was 3.32 to 1.0, which was within covenant.

        The Company is also required to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0 for each four-quarter period, commencing with the quarter ended December 31, 2004. For the period ended December 31, 2004, the Company's fixed charge coverage ratio was 1.74 to 1.0, which was within covenant.

        The $0.3 million cost associated with the issuance of the Revolving Facility was recorded as a component of deferred financing costs and is being amortized to interest expense over the life of the Revolving Facility.

        Synthetic LC Facility.    The Synthetic LC Facility provides that Credit Suisse First Boston (the "LC Facility Issuing Bank") will issue up to $90.0 million of letters of credit at the Company's request. The LC Facility requires that the LC Facility Lenders maintain a cash account (the "Credit-Linked Account") to collateralize the Company's outstanding letters of credit. Should any such letter of credit be drawn in the future and the Company fail to satisfy its reimbursement obligation, the LC Facility Issuing Bank would be entitled to draw upon the appropriate portion of the $90.0 million in cash which the LC Facility Lenders under the Credit Agreement have deposited into the Credit-Linked Account. Acting through the LC Facility Agent, the LC Facility Lenders would then have the right to exercise their rights as first-priority lien holders (second-priority as to receivables) on substantially all of the assets of the Company and its domestic subsidiaries. The Company has no right, title or interest in the Credit- Linked Account established under the Credit Agreement for purposes of the Synthetic LC Facility. The Company is required to pay (i) a quarterly participation fee at the annual rate of 5.35% on the average daily balance in the Credit-Linked Account and (ii) a quarterly fronting fee at the annual rate of 0.30% of the average daily aggregate amount of letters of credit outstanding under the Synthetic LC Facility. At December 31, 2004, letters of credit outstanding under the Synthetic LC facility were $89.4 million. The term of the Synthetic LC Facility will expire on June 30, 2009.

        The $3.1 million cost associated with the issuance of the Synthetic LC Facility was recorded as a component of deferred financing costs and is being amortized to interest expense over the life of the Synthetic LC Facility.

        The principal terms of the Revolving Credit Facility, the Senior Loans, the Subordinated Loans, and the L/C Facility outstanding at December 31, 2003 were as follows:

        Revolving Credit Facility.    The Revolving Credit Facility was established under a Loan and Security Agreement dated September 6, 2002, as subsequently amended (the "Revolving Credit Agreement") between the Company and Congress Financial Corporation (New England) as Lender and as Agent for the other Lenders thereunder. The Revolving Credit Facility allowed the Company to borrow up to $100.0 million in cash and letters of credit, based upon a formula of eligible accounts receivable. This total was separated into two lines of credit, namely a line for the Company's Canadian Subsidiaries of $20.0 million in Canadian dollars and a line for the Company and its U.S. subsidiaries equal to $100.0 million in U.S. dollars less the then conversion value of the Canadian line. Letters of credit outstanding at any one time under the Revolving Credit Facility could not exceed $20.0 million. At December 31, 2003, letters of credit outstanding were $1.2 million and the Company had approximately $39.8 million available to borrow. This consisted of borrowing availability in the U.S. of approximately $30.6 million and availability in Canada of approximately $9.2 million (USD). The Revolving Credit Agreement, as most recently amended, allowed for up to 80% of the outstanding balance of the loans to bear interest at an annual rate of LIBOR plus 3.50%, with the balance at either U.S. or Canadian prime (as appropriate) plus 0.50%. The Revolving Credit Agreement required the Company to pay an unused line fee of 0.25% per annum on the unused portion of the revolving credit. The Company's obligations under the Revolving Credit Facility were secured by a first security interest in the Company's accounts receivable and a second security interest in substantially all of the Company's other assets (exclusive of real estate, rolling stock and cash collateral provided by the Company to the issuer of the letters of credit under the L/C Facility).

        For the first and second quarters of 2003, the Company violated a loan covenant under the Revolving Credit Facility which was cured by amending the Loan and Security Agreement dated

September 6, 2002 (the "Loan and Security Agreement") with the Second Amendment to the Loan and Security Agreement (the "Second Amendment") and the Third Amendment to the Loan and Security Agreement (the "Third Amendment").

        In exchange for the lenders waiving the violation of the loan covenant for the first and second quarters of 2003 and resetting the loan covenants for future periods, the Second Amendment and Third Amendment required the Company to pay amendment fees that totaled approximately $0.4 million and the Third Amendment increased the interest rate from that of the Loan and Security Agreement from LIBOR plus 3.00% to LIBOR plus 3.50%, or from the U.S. prime rate to the prime rate plus 0.50% for U.S. based prime rate loans. For prime rate based borrowings in Canada, the Third Amendment increased the interest rate from that of the Loan and Security Agreement from the Canadian prime rate to the Canadian prime rate plus 0.50%. The increases in the interest rates under the Third Amendment became effective as of August 1, 2003.

        Senior Loans and Subordinated Loans.    The Senior Loans and the Subordinated Loans were issued under a Financing Agreement dated September 6, 2002 (the "Financing Agreement"). As explained below, at December 31, 2003 the Senior Loans bore interest at LIBOR plus 7.75% and the Subordinated Loans bore at 22.5%. The Senior Loans and the Subordinated Loans were secured by a first security or mortgage interest in substantially all of the Company's assets, except for second security interests in the Company's accounts receivable in which the Agent under the Revolving Credit Facility had a first security interest and the cash collateral provided by the Company to the issuer of letters of credit under the L/C Facility in which such issuer had a first security interest.

        For the first and second quarters of 2003, the Company violated certain of the loan covenants under the Senior Loans and Subordinated Loans which was cured by amending the Financing Agreement dated September 6, 2002 (the "Financing Agreement") with the First Amendment to Financing Agreement (the "First Financing Amendment") and the Second Amendment to Financing Agreement (the "Second Financing Amendment").

        In exchange for the lenders waiving the violation of the loan covenants for the first and second quarters of 2003 and resetting the loan covenants for future periods, the First Financing Amendment and Second Financing Amendment required the Company to pay amendment fees totaling approximately $1.0 million. The Second Financing Amendment increased the interest rates from those of the Financing Agreement for Senior and Subordinated Loans from LIBOR plus 7.25% to LIBOR plus 7.75% and from 22.0% to 22.5%, respectively.

        In October 2003, the Financing Agreement was further modified by the Third Amendment to Financing Agreement (the "Third Financing Amendment"). The Third Financing Amendment redefined the fixed charge coverage ratio for the fiscal quarters ending September 30, 2003 through June 30, 2004 to exclude from capital expenditures the effect of correcting certain non-cash errors that had been made through application of purchase accounting in the preparation of the consolidated statements of cash flows for the six months ended June 30, 2003. Those corrections are described in Amendment No. 1 on Form 10-Q/A as filed on November 14, 2003 to the Company's previously filed reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003.

        L/C Facility.    The L/C Facility was established under a Letter of Credit Facility Agreement dated September 6, 2002 (the "L/C Facility Agreement") between the Company and Fleet National Bank ("Fleet"). The L/C Facility Agreement provided that Fleet will issue up to $100.0 million of letters of credit at the Company's request provided that the Company posted cash collateral equal to 103% of the amount of the outstanding letters of credit (with the Company paying Fleet's customary charges for the issuance of such letters of credit plus an annual fee equal to 0.3% of the outstanding amount thereof). At December 31, 2003, letters of credit outstanding were $85.9 million.

(11) LEGAL PROCEEDINGS

  General Environmental Matters

        The Company's waste management services are continuously regulated by federal, state, provincial and local laws enacted to regulate discharge of materials into the environment, remediation of contaminated soil and groundwater or otherwise protect the environment. This ongoing regulation results in the Company frequently becoming a party to judicial or administrative proceedings involving all levels of governmental authorities and other interested parties. The issues involved in such proceedings generally relate to applications for permits and licenses by the Company and conformity with legal requirements, alleged violations of existing permits and licenses or requirements to clean up contaminated sites. At December 31, 2004, the Company was involved in various proceedings, the principal of which are described below, relating primarily to activities at or shipments from the Company's waste treatment, storage and disposal facilities. Substantially all of the Company's legal proceedings liabilities are environmental liabilities and, as such, are included in the tables of changes to remedial liabilities disclosed as part of Footnote 13, Remedial Liabilities, on pages F-52 and F-53.

  Legal Proceedings Related to Acquisition of CSD Assets

        Effective September 7, 2002 (the "Closing Date"), the Company purchased from Safety-Kleen Services, Inc. and certain of its domestic subsidiaries (collectively, the "Sellers") substantially all of the assets of the Chemical Services Division (the "CSD") of Safety-Kleen Corp. ("Safety-Kleen"). The Company purchased the CSD assets pursuant to a sale order (the "Sale Order") issued by the Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") which had jurisdiction over the Chapter 11 proceedings involving the Sellers, and the Company therefore took title to the CSD assets without assumption of any liability (including pending or threatened litigation) of the Sellers except as expressly provided in the Sale Order. However, under the Sale Order (which incorporated by reference certain provisions of the Acquisition Agreement between the Company and Safety-Kleen Services, Inc.), the Company became subject to certain legal proceedings involving the CSD assets for three reasons as described below. As of December 31, 2004, the Company had reserves of $35.4 million (substantially all of which the Company had established as part of the purchase price for the CSD assets) relating to the Company's estimated potential liabilities in connection with such legal proceedings which were then pending. The Company also estimates that it is "reasonably possible" as that term is defined in SFAS No. 5 (more than remote but less than likely), that the amount of such total liabilities could be up to $3.2 million greater than such $35.4 million. Because all of the Company's reasonably possible additional losses relating to legal liabilities relate to remedial liabilities, the reasonably possible additional losses for legal liabilities are reflected in the tables of reasonably possible additional losses in Note 13, "Remedial Liabilities." The Company periodically adjusts the aggregate amount of such reserves when such potential liabilities are paid or otherwise discharged or additional relevant information becomes available to the Company.

        The first reason for the Company becoming subject to certain legal proceedings in connection with the acquisition of the CSD assets is that, as part of the CSD assets, the Company acquired all of the outstanding capital stock of certain Canadian subsidiaries (the "CSD Canadian Subsidiaries") formerly owned by the Sellers (which subsidiaries were not part of the Sellers' bankruptcy proceedings), and the Company therefore became subject to the legal proceedings (which include the Ville Mercier Legal Proceedings described below) in which the Canadian Subsidiaries were then involved. The second reason is that, on the Closing Date for the CSD assets, there were ongoing legal proceedings (which include the FUSRAP Legal Proceedings described below) which directly involved certain of the CSD assets of which the Company became the owner and operator. While the Company did not agree to be responsible for damages or other liabilities of the Sellers relating to such proceedings, these proceedings might nevertheless affect the future operation of those CSD assets. The third reason is that, as part of the purchase price for the CSD assets, the Company agreed with the Sellers that the Company would indemnify the Sellers against certain current and future liabilities of the Sellers under applicable federal and state environmental laws including, in particular, the Sellers' share of certain cleanup costs payable to governmental entities under the federal Comprehensive Environmental Response, Compensation and Liability Act ("Superfund Act") or analogous state Superfund laws. As described below, the Company and the Sellers are not in complete agreement at this time as to the scope of the Company's indemnity obligations under the Sale Order and the Acquisition Agreement with respect to certain Superfund liabilities of the Sellers.

        The principal legal proceedings related to the Company's acquisition of the CSD assets are as follows. While, as described below, the Company has established reserves for certain of these matters, there can be no guarantee that any ultimate liability the Company incurs for any of these matters will not exceed (or be less than) the amount of the current reserves or that the Company will not incur other material expenditures.

        Ville Mercier Legal Proceedings.    One of the CSD Canadian Subsidiaries (the "Mercier Subsidiary") owns and operates a hazardous waste incinerator in Ville Mercier, Quebec (the "Mercier Facility"). A property owned by the Mercier Subsidiary adjacent to the current Mercier Facility is now contaminated as a result of actions dating back to 1968, when the Quebec government issued to the unrelated company which then owned the Mercier Facility two permits to dump organic liquids into lagoons on the property. By 1972, groundwater contamination had been identified, and the Quebec government provided an alternate water supply to the municipality of Ville Mercier.

        In 1999, Ville Mercier and three neighboring municipalities filed separate legal proceedings against the Mercier Subsidiary and certain related companies together with certain former officers and directors, as well as against the Government of Quebec. The lawsuits assert that the defendants are jointly and severally responsible for the contamination of groundwater in the region, which the plaintiffs claim was caused by contamination from the former Ville Mercier lagoons and which they claim caused each municipality to incur additional costs to supply drinking water for their citizens since the 1970's and early 1980's. The four municipalities claim a total of $1.6 million (CDN) as damages for additional costs to obtain drinking water supplies and seek an injunctive order to obligate the defendants to remediate the groundwater in the region. The Quebec Government also sued the Mercier Subsidiary to recover approximately $17.4 million (CDN) of alleged past costs for constructing and operating a treatment system and providing alternative drinking water supplies. The Mercier

Subsidiary continues to assert that it has no responsibility for the groundwater contamination in the region.

        Because the continuation of such proceedings by the Mercier Subsidiary, which the Company now owns, would require the Company to incur legal and other costs and the risks inherent in any such litigation, the Company, as part of its integration plan for the CSD assets, decided to vigorously review options which will allow the Company to establish harmonious relations with the local communities, resolve the adversarial situation with the Provincial government and spare continued legal costs. Based upon the Company's review of likely settlement possibilities, the Company now anticipates that as part of any such settlement it will likely agree to assume at least partial responsibility for remediation of certain environmental contamination and certain prior costs. At December 31, 2004, the Company had accrued $10.6 million for remedial liabilities and associated legal costs relating to the Ville Mercier Legal Proceedings.

        FUSRAP Legal Proceedings.    As part of the CSD assets, the Company acquired a hazardous waste landfill in Buttonwillow, California (the "Buttonwillow Landfill"). During 1998 and 1999, the Seller's subsidiary which then owned the Buttonwillow Landfill (the "Buttonwillow Seller") accepted and disposed in the Buttonwillow Landfill certain construction debris (the "FUSRAP Wastes") that originated at a site in New York that was part of the federal Formerly Utilized Sites Remedial Action Program ("FUSRAP"). FUSRAP was created in the mid-1970s in an attempt to manage various sites around the country contaminated with residual radioactivity from activities conducted by the Atomic Energy Commission and the United States military during World War II. The FUSRAP Wastes are primarily construction and demolition debris exhibiting low-activity residual radioactivity that were shipped to the Buttonwillow Landfill by the U.S. Army Corps of Engineers.

        The California Department of Health Services ("DHS") claimed in a letter to the Buttonwillow Seller delivered in 1999 that the Buttonwillow Seller did not lawfully accept the FUSRAP Wastes under applicable California law and regulations. Both DHS and the California Department of Toxic Substances Control ("DTSC") filed claims in the Sellers' bankruptcy proceedings preserving the right of those agencies to claim penalties for damages against the Buttonwillow Seller and possibly seeking to compel removal of the FUSRAP Wastes from the Buttonwillow Landfill. However, aside from the letter to the Buttonwillow Seller and the filing of the proofs of claim in the Sellers' bankruptcy proceedings, the California agencies have not commenced any enforcement proceedings relating to the Buttonwillow Landfill. Both the Company and the Sellers believe that the FUSRAP Wastes were properly, safely and lawfully disposed of at the Buttonwillow Landfill under all applicable laws and regulations, and the Company would vigorously resist any efforts to require that such wastes be removed if either of the California agencies should in the future initiate any enforcement action for this purpose. The Company now estimates that the cost of removing the FUSRAP Wastes from the Buttonwillow Landfill would be approximately $6.9 million. However, the Company has not accrued any costs of removing the FUSRAP Wastes because the Company believes that, in the event the California agencies were in the future to initiate any enforcement action, only a remote possibility exists that a final order would be issued requiring the Company to remove such wastes.

        In November 2003, a California non-profit corporation allegedly acting under the California Unfair Business Practices Act added the Company (as the current owner of the Buttonwillow Landfill) as a defendant to a lawsuit which that corporation had originally brought in 2000 against certain of the Sellers in the California Superior Court for the County of Los Angeles. That lawsuit sought, among other matters, an order requiring the named defendants (including the Company) to remove the FUSRAP Wastes from the Buttonwillow Landfill and to dispose of this material at a facility licensed for disposal of radioactive waste. The Company filed a motion for summary adjudication and while the motion was pending, on December 23, 2004, the Company settled the lawsuit brought by that non-profit corporation through payment by the Company of a substantially reduced percentage of the legal fees incurred by that corporation and the execution of releases by all parties to the lawsuit, and the lawsuit was dismissed by the Court with prejudice.

        Indemnification of Certain CSD Superfund Liabilities.    The Company's agreement with the Sellers under the Acquisition Agreement and the Sale Order to indemnify the Sellers against certain cleanup costs payable to governmental entities under federal and state Superfund laws now relate primarily to (i) two properties included in the CSD assets which are either now subject or proposed to become subject to Superfund proceedings, (ii) certain potential liabilities which the Sellers might incur in the future in connection with an incinerator formerly operated by Marine Shale Processors, Inc. to which the Sellers shipped hazardous wastes, and (iii) 35 active Superfund sites owned by third parties where the Sellers have been designated as Potentially Responsible Parties ("PRPs"). As described below, there are also four other Superfund sites owned by third parties where the Sellers have been named as PRPs or potential PRPs and for which the Sellers have sent demands for indemnity to the Company since September 2004. In the case of the two properties referenced above which were included in the CSD assets, the Company is potentially directly liable for cleanup costs under applicable environmental laws because of the Company's ownership and operation of such properties since the Closing Date. In the case of Marine Shale Processors and the 35 other third-party sites referenced above, the Company does not have direct liability for cleanup costs but may have an obligation to indemnify the Sellers, to the extent provided in the Acquisition Agreement and the Sale Order, against the Sellers' share of such cleanup costs which are payable to governmental entities.

        Federal and state Superfund laws generally impose strict, and in certain circumstances, joint and several liability for the costs of cleaning up Superfund sites not only upon the owners and operators of such sites, but also upon persons or entities which in the past have either generated or shipped hazardous wastes which are present on such sites. The Superfund laws also provide for liability for damages to natural resources caused by hazardous substances at such sites. Accordingly, the Superfund laws encourage PRPs to agree to share in specified percentages of the aggregate cleanup costs for Superfund sites by entering into consent decrees, settlement agreements or similar arrangements. Non-settling PRPs may be liable for any shortfalls in government cost recovery and may be liable to other PRPs for equitable contribution. Under the Superfund laws, a settling PRP's financial liability could increase if the other settling PRPs were to become insolvent or if additional or more severe contamination were discovered at the relevant site. In estimating the amount of those Sellers' liabilities at those Superfund sites where one or more of the Sellers has been designated as a PRP and as to which the Company believes that it has potential liability under the Acquisition Agreement and the Sale Order, the Company therefore reviewed any existing consent decrees, settlement agreements or similar arrangements with respect to those sites, the Sellers' negotiated volumetric share of liability (where applicable), the Company's prior knowledge of the relevant sites, and the Company's general experience in dealing with the cleanup of Superfund sites.

        Properties Included in CSD Assets.    The CSD assets acquired by the Company include an active service center located at 2549 North New York Street in Wichita, Kansas (the "Wichita Property"). The

Wichita Property is one of several properties located within the boundaries of a 1,400 acre state-designated Superfund site in an old industrial section of Wichita known as the North Industrial Corridor Site. Along with numerous other PRPs, the Sellers executed a consent decree relating to such site with the EPA, and the Company is continuing its ongoing remediation program for the Wichita Property in accordance with that consent decree. Also included within the CSD assets acquired by the Company are rights under an indemnification agreement between the Sellers and a prior owner of the Wichita Property which the Company anticipates but cannot guarantee will be available to reimburse certain such cleanup costs.

        The CSD assets also include a former hazardous waste incinerator and landfill in Baton Rouge, Louisiana ("BR Facility") currently undergoing remediation pursuant to an order issued by the Louisiana Department of Environmental Quality. In December 2003, the Company received an information request from the federal EPA pursuant to the Superfund Act concerning the Devil's Swamp Lake Site ("Devil's Swamp") in East Baton Rouge Parish, Louisiana. On March 8, 2004, the EPA proposed to list Devil's Swamp on the National Priorities List for further investigations and possible remediation. Devil's Swamp includes a lake located downstream of an outfall ditch where wastewaters and stormwaters have been discharged from the BR Facility, as well as extensive swamplands adjacent to it. Contaminants of concern cited by the EPA as a basis for listing the site include substances of the kind found in wastewaters discharged from the BR Facility in past operations. While the Company's ongoing corrective actions at the BR Facility may be sufficient to address the EPA's concerns, there can be no assurance that additional action will not be required and that the Company will not incur material costs. The Company cannot now estimate its potential liability for Devil's Swamp; accordingly, the Company has accrued no liability for remediation of Devil's Swamp beyond what was already accrued pertaining to the ongoing corrective actions and amounts sufficient to cover certain projected legal fees and related expenses.

        Marine Shale Processors.    Beginning in the mid-1980's and continuing until July 1996, Marine Shale Processors, Inc., located in Amelia, Louisiana ("Marine Shale"), operated a kiln which incinerated waste producing a vitrified aggregate as a by-product. Marine Shale contended that its operation recycled waste into a useful product, i.e., vitrified aggregate, and therefore was exempt from regulation under the Resource Conservation Recovery Act ("RCRA") and permitting requirements as a hazardous waste incinerator under applicable federal and state environmental laws. The EPA contended that Marine Shale was a "sham-recycler" subject to the regulation and permitting requirements as a hazardous waste incinerator under RCRA, that its vitrified aggregate by-product was a hazardous waste, and that Marine Shale's continued operation without required permits was illegal. Litigation between the EPA and Marine Shale began in 1990 and continued until July 1996 when the U.S. Fifth Circuit Court of Appeals ordered Marine Shale to shutdown its operations. During the course of its operation, Marine Shale produced thousands of tons of aggregate, some of which was sold as fill material at various locations in the vicinity of Amelia, Louisiana, but most of which was stockpiled on the premises of the Marine Shale facility. Almost all of this aggregate has since been moved to a nearby site owned by an affiliate of Marine Shale, known as Recycling Park, Inc. In accordance with a court order authorizing the movement of this material to this off-site location, all of the materials located at Recycling Park, Inc. comply with the land disposal restrictions of RCRA. Approximately 7,000 tons of aggregate remain on the Marine Shale site. Moreover, as a result of past operations, soil and groundwater contamination may exist on the Marine Shale facility and the Recycling Park, Inc. site.

        Although the Sellers never held an equity interest in Marine Shale, the Sellers were among the largest customers of Marine Shale in terms of overall incineration revenue. If the EPA or the Louisiana Department of Environmental Quality ("LDEQ") were in the future to designate the Marine Shale facility and/or the Recycling Park, Inc. site as a Superfund site or sites, the Sellers could potentially be exposed to liability for cleanup costs as PRPs and, in such event, the Sellers could assert that the Company would be obligated to indemnify the Sellers for such costs payable to governmental entities in accordance with the Company's agreement described above. Based on a plan to settle obligations that was established at the time of the acquisition, the Company obtained more complete information as to the potential status of the Marine Shale facility and the Recycling Park, Inc. site as a Superfund site or sites, the potential costs associated with possible removal and disposal of some or all of the vitrified aggregate and closure and remediation of the Marine Shale facility and the Recycling Park, Inc. site, and the respective shares of other identified potential PRPs on a volumetric basis. Accordingly, the Company determined in the third quarter of 2003 that the remedial liabilities and associated legal costs were then probable and estimable and recorded liabilities for the Company's estimate of the Sellers' proportionate share of environmental cleanup costs potentially payable to governmental entities under federal and/or state Superfund laws. At December 31, 2004, the Company had accrued $13.7 million of reserves relating to potential cleanup costs for the Marine Shale facility and the Recycling Park, Inc. site.

        On December 24, 2003, the Sellers' plan of reorganization became effective under chapter 11 of the Bankruptcy Code. If the EPA or the LDEQ were in the future to designate the Marine Shale facility and/or the Recycling Park, Inc. site as a Superfund site or sites, the Sellers might assert that they are not responsible for potential cleanup costs associated with such site or sites, and the Company might assert that under the Sale Order the Company is not obligated to pay or reimburse cleanup and related costs associated with such site or sites. The Company cannot now provide assurances with respect to any such matters which, in the event the EPA or the LDEQ were in the future to designate the Marine Shale facility and/or the Recycling Park, Inc. site as a Superfund or sites, would need to be resolved by future events, negotiations and, if required, legal proceedings.

        Third Party Superfund Sites.    Prior to the Closing Date, the Sellers had generated or shipped hazardous wastes which are present on an aggregate of 35 sites owned by third parties which have been designated as federal or state Superfund sites and at which the Sellers, along with other parties, had been designated as PRPs. Under the Acquisition Agreement and the Sale Order, the Company agreed with the Sellers that the Company would indemnify the Sellers against the Sellers' share of the cleanup costs payable to governmental entities in connection with those 35 sites, which were listed in Exhibit A to the Sale Order (the "Listed Third Party Sites"). At 29 of the Listed Third Party Sites, the Sellers had addressed, prior to the Company's acquisition of the CSD assets in September 2002, the Sellers' cleanup obligations to the federal and state governments and to other PRPs by entering into consent decrees or other settlement agreements or by participating in ongoing settlement discussions or site studies and, in accordance therewith, the PRP group is generally performing or has agreed to perform the site remediation program with government oversight. With respect to one of those 29 Listed Third Party Sites, certain developments have occurred since the Company's purchase of the CSD assets as described in the following paragraph. Of the six remaining Listed Third Party Sites, the Company on behalf of the Sellers is contesting with the governmental entities and PRP groups involved liability at two sites, has settled the Sellers' liability at one site, confirmed that the Sellers were ultimately not named as PRPs at one site, and plans to fund participation by the Sellers as settling PRPs at three sites. With respect to the 35 Listed Third Party Sites, the Company had reserves of $20.2 million at December 31, 2004.

        With respect to one (the "Helen Kramer Landfill Site") of the 35 Listed Third Party Sites, the Sellers had entered (prior to the Sellers commencing their bankruptcy proceeding in June 2000) into settlement agreements with certain members of the PRP group which agreed to perform the cleanup of that site in accordance with a consent decree with governmental entities, in return for which the Sellers received a conditional release from such governmental entities. Following the Sellers' commencement of their bankruptcy proceeding, the Sellers failed to satisfy their payment obligations to those PRPs under those settlement agreements. In November 2003, certain of those PRPs made a demand directly on the Company for the Sellers' share of the cleanup costs incurred by the PRPs with respect to the Helen Kramer Landfill Site. However, at a hearing in the Bankruptcy Court on January 6, 2004 on a motion by those PRPs seeking an order that the Company was liable to such PRPs under the terms of the Sale Order, the Bankruptcy Court declined to hear the motion on the ground that those PRPs (which are not governmental entities) have no right to seek direct payment from the Company for any portion of the cleanup costs which they have incurred in connection with that site. The Company also understands that, when the Sellers' plan of reorganization became effective in December 2003, the Sellers were discharged from their obligations to those PRPs for that site, and the Sellers have never made an indemnity request upon the Company for any obligations relating to that site. The PRPs have indicated their intention to pursue additional recourse against the Company, but the Company filed in February 2005 a complaint with the Bankruptcy Court seeking sanctions against the PRPs for contempt of the injunction in the Sale Order against those PRPs' efforts to proceed directly against the Company, and that matter is still pending.

        By letters to the Company dated September 22 and 28, 2004, and January 22 and 28, 2005, the Sellers identified, in addition to the 35 Listed Third Party Sites, four additional sites owned by third parties which the EPA or a state environmental agency has designated as a Superfund site or potential Superfund site and at which one or more of the Sellers have been named as a PRP or potential PRP. In those letters, the Sellers asserted that the Company has an obligation to indemnify the Sellers for their share of the potential cleanup costs associated with such four additional sites. The Company has responded to such letters from the Sellers by stating that, under the Sale Order, the Company has no obligation to reimburse the Sellers for any cleanup and related costs (if any) which the Sellers may incur in connection with such four additional sites. The Company intends to assist the Sellers in providing information now in the Company's possession with respect to such four additional sites and to participate in negotiations with the government agencies and PRP groups involved. In addition, at one of those four additional sites, the Company may have some liability independently of the Sellers' involvement with that site, and the Company may also have certain defense and indemnity rights under contractual agreements for prior acquisitions relating to that site. Accordingly, the Company is now investigating that site further. However, the Company now believes that it has no liabilities with respect to the potential cleanup of those four additional sites that are both probable and estimable at this time, and the Company has therefore not established any reserves for any potential liabilities of the Sellers or the Company in connection therewith.

        Inactive Third Party Superfund Sites.    In addition to the Superfund sites owned by third parties described in the preceding paragraphs, the Sellers have also been identified as PRPs at several other federal or state Superfund sites owned by third parties that the Company believes are now inactive with respect to the Sellers. The inactive sites generally involve the shipment by the Sellers of a de minimis amount of wastes to such sites and prior consent decrees, settlement agreements or similar arrangements providing for minimal payment obligations by the Sellers. De minimis agreements generally are intended to settle all claims for small PRPs and such agreements have limited "re-opener" provisions. At certain other inactive sites, the Sellers have disclaimed any liability by advising the governmental entities involved that the Sellers had not shipped any wastes to those sites. The Company has not established reserves for any of the inactive sites because the Company believes that the Sellers' cleanup liabilities with respect to those sites have already been resolved and that, under the Sale Order, the Company would not be responsible for such liabilities in any event.

  Other Legal Proceedings Related to CSD Assets

        In addition to the legal proceedings related to the acquisition of the CSD assets described above, one lawsuit has been filed against the Company subsequent to the acquisition based in part upon allegations relating to the Company's current ownership and operation of a former CSD facility. In December 2003, a lawsuit was filed in the 18th Judicial District Court in Iberville Parish, Louisiana, against the Company's subsidiary which acquired and now operates a deep injection well facility near Plaquemine, Louisiana. This lawsuit was brought under the citizen suit provisions of the Louisiana Environmental Quality Act. The lawsuit alleges that the facility is in violation of state law by disposing of hazardous waste into an underground injection well that the plaintiffs allege is located within the banks or boundaries of a body of surface water within the jurisdiction of the State of Louisiana. The lawsuit also focuses on a "new area of concern" at the facility which the plaintiffs allege is a source of contamination which will require environmental remediation and/or restoration. The lawsuit also alleges that the Company's former facility manager made false representations and failed to disclose material information to the regulators about the site after the Company acquired it in September 2002. The plaintiffs seek an order declaring the injection well to be located within the banks or boundaries of a body of surface water under state law, payment of civil penalties, and an additional penalty of $1.0 million for damages to the environment, plus interest. The plaintiffs also seek an order requiring the facility to remove all waste disposed of since September of 2002, and in general, to conduct an investigation into and remediate the alleged contamination at the facility, as well as damages for alleged personal injuries and property damage, natural resources damages, costs of litigation, and attorney's fees. Although, as described above, this lawsuit was originally brought only against the Company's subsidiary which acquired and operates the Plaquemine facility, the plaintiffs sent on February 23, 2005 a written notice to the Louisiana Department of Environmental Quality indicating their intent to file a new citizens' suit to seek similar remedies against Clean Harbors, Inc. and Clean Harbors Environmental Services, Inc.

        The Company believes this lawsuit is without merit, and is vigorously defending against the claims made. The Company further believes that, since its acquisition by the Company, the Plaquemine facility has been and now is in full compliance with its operating permits and all applicable state laws, and that any alleged contamination in the "new area of concern" complained of by the plaintiffs was and is already being addressed under the corrective action provisions of its RCRA operating permit. In addition, the Company believes that many of the plaintiffs' claims relate to actions or omissions allegedly taken or caused by third parties that formerly owned and/or operated, or generated or shipped waste to, the Plaquemine facility for which the Company has no legal responsibility under the Sale Order. Although the Company has established reserves to cover its estimated legal costs to be incurred in connection with this proceeding, this lawsuit is in its preliminary stages and the Company is therefore unable to estimate any other potential liability relating to the lawsuit.

  Legal Proceedings Not Related to CSD Assets

        In addition to the legal proceedings in which the Company became involved as a result of its acquisition of the CSD assets, the Company is, or in the case of certain recently resolved proceedings was, also involved in certain legal proceedings which have arisen for other reasons. The principal such legal proceedings include certain federal securities class action litigation (which was dismissed on November 30, 2004 as described below), certain Superfund proceedings relating to sites owned by third parties where the Company (or a predecessor) has been named a PRP, certain regulatory proceedings, and litigation involving the former holders of the Company's subordinated notes.

        Federal Securities Class Action Litigation.    On November 18, 2003, an individual plaintiff who purchased 1,700 shares of the Company's common stock filed a purported class action suit in the United States District Court for the District of Massachusetts against the Company and a current and former officer of the Company. The plaintiff alleged violation of the Securities Exchange Act of 1934 and regulations promulgated thereunder by the Securities and Exchange Commission (the "SEC"), and sought certification of a class that would consist of all purchasers of the Company's stock between November 19, 2002 and August 14, 2003. Principally, the complaint alleged that in connection with certain of the Company's public announcements the Company failed to disclose adverse information with respect to the impact of the acquisition of the CSD assets on the Company and that certain financial projections included in those announcements, particularly the guidance issued with respect to anticipated EBITDA for 2003, were overstated and made without reasonable basis. Subsequently, three additional plaintiffs who purchased 300, 16,500 and 1,500 shares of the Company's common stock, respectively, filed complaints in the same court containing essentially the same allegations and seeking the same class certification.

        The Company believes that at all times during the purported class period the Company and the two other defendants conducted themselves in compliance with relevant securities laws and that the guidance as to anticipated EBITDA and other forward-looking statements contained in the Company's public announcements are protected by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. On November 30, 2004, all of the lawsuits described in the preceding paragraph were voluntarily dismissed with prejudice by the lead counsel for the plaintiffs. The cases were never certified as a class action, and the plaintiffs voluntarily dismissed their cases by means of a voluntary stipulation of dismissal with prejudice, without financial consideration and with mutual release of all claims.

        Superfund Sites Not Related to CSD Acquisition.    The Company has been named as a PRP at 28 sites that are not related to the CSD acquisition. Fourteen of these sites involve two subsidiaries which the Company acquired from ChemWaste, a former subsidiary of Waste Management, Inc. As part of that acquisition, ChemWaste agreed to indemnify the Company with respect to any liability of those two subsidiaries for waste disposed of before the Company acquired them. Accordingly, Waste Management is paying all costs of defending those two Company subsidiaries in those 14 cases, including legal fees and settlement costs.

        The Company's subsidiary which owns the Bristol, Connecticut facility is involved in one of the 28 Superfund sites. As part of the acquisition of that facility, the seller and its now parent company, Cemex, S.A., agreed to indemnify the Company with respect to any liability for waste disposed of before the Company acquired the facility, which would include any liability arising from Superfund sites.

        Eleven of the 28 Superfund sites involve subsidiaries acquired by the Company which had been designated as PRPs with respect to such sites prior to acquisition of such subsidiaries by the Company. Some of these sites have been settled, and the Company believes its ultimate liability with respect to the remaining such sites will not be material to the Company's result of operations, cash flow from operations or financial position.

        As of December 31, 2004, the Company had reserves of $0.2 million for cleanup of Superfund sites not related to the CSD acquisition at which either the Company or a predecessor has been named as a PRP. However, there can be no guarantee that the Company's ultimate liabilities for these sites will not materially exceed this amount or that indemnities applicable to any of these sites will be available to pay all or a portion of related costs.

  EPA Enforcement Actions

        Kimball Facility.    On April 2, 2003, Region VII of the U.S. Environmental Protection Agency ("EPA Region VII") in Kansas City, Kansas, served a Complaint, Compliance Order and Notice of Opportunity for Hearing ("CCO") on the Company's subsidiary which operates an incineration facility in Kimball, Nebraska. The CCO stems from an inspection of the Kimball facility between April 8 and 10, 2002. Thereafter, EPA Region VII issued a Notice of Violation ("NOV") for certain alleged violations of RCRA. The Company responded to the NOV by letter and contested the allegations. After extensive settlement negotiations, on February 23, 2004, the Company and EPA Region VII executed a Consent Agreement and Final Order that included a Supplemental Environmental Project ("SEP"). The Company will be required to perform and account for the SEP in accordance with the EPA's SEP Policy. The SEP will involve cleaning out chemicals from high school laboratories, art departments and other campus locations, with all such work to be performed by the Company's own trained field chemists. The SEP will also include the proper packaging, labeling, manifesting, transportation, and ultimately disposal, recycling or re-use of these chemicals at the hazardous waste treatment, storage and disposal facilities owned and operated by the Company's subsidiaries, in lieu of the payment of any further civil penalties. The Company will have two years to complete the performance of the SEP, and any remaining amounts then still owed and outstanding will have to be paid in cash at that time, as calculated pursuant to a sliding scale formula that reduces the amount of cash that will be owed as more of the environmental services are rendered over the two-year period. At December 31, 2004, the Company had accrued $132 thousand for its SEP liability.

        Chicago Facility.    By letter dated January 16, 2004, Region V of the EPA ("EPA Region V") in Chicago, Illinois notified the Company that EPA Region V believes the Company's Chicago, Illinois facility may be in violation of the National Emission Standard for Benzene Waste Operations Subpart FF regulations promulgated under the Clean Air Act and that EPA Region V may seek injunctive relief and civil penalties for these alleged violations. The alleged violations pertain to total annual benzene quantity determinations and reporting, provisions of individual waste stream identification and emissions control information, and treatment and control requirements for the benzene waste streams.

EPA Region V is seeking a fine of $325 thousand. The Company believes that its Chicago facility complies in all material respects with these regulations and has engaged in ongoing settlement discussions with EPA Region V to resolve the issues described in the letter from EPA Region V without litigation. The Company believes that the cost of resolving this matter will not be material to the Company's results of operations or financial position.

  State and Provincial Enforcement Actions

        Chicago Facility.    On February 12, 2004, the Company's subsidiary which owns the Chicago facility was notified by the Illinois Attorney General's Office that an enforcement action was being initiated against such facility. The enforcement action alleges that the Chicago facility has violated its operating permit, certain Illinois Pollution Control Board regulations, and allegedly applicable provisions of the National Emission Standards for Hazardous Air Pollutants ("NESHAPs"). The Illinois Attorney General's Office announced that it was seeking $170 thousand in penalties. Legal and compliance representatives of the Company have held discussions with the Illinois Attorney General's Office and the Illinois Environmental Protection Agency, and anticipate that a Supplemental Environmental Project will be negotiated that will substantially reduce the cash component of the penalty in exchange for agreeing to the installation of equipment upgrades at the facility designed to address and control air emissions from operations. These negotiations are ongoing, and although significant progress has been made, there can be no assurance that a settlement can be reached or that the penalty will be reduced.

        London, Ontario Facility.    Clean Harbors Environmental Services Inc., and one of the Company's Canadian subsidiaries, Clean Harbors Canada, Inc., received a summons alleging a number of regulatory offenses under the Ontario Occupational Health and Safety Act as a result of a fire in October 2003 at a Clean Harbors Canada, Inc., waste transfer facility in London, Ontario. A worker at the facility received serious injuries as a result of the fire. The initial appearance on this matter occurred on November 22, 2004. The Company has not yet determined whether to defend the charges or attempt to negotiate a settlement. The Company has not accrued any liability associated with this matter because any potential liability is not now estimable.

  Contingency

        Litigation Involving Former Holders of Subordinated Notes.    On April 30, 2001, the Company issued to John Hancock Life Insurance Company, Special Value Bond Fund, LLC, the Bill and Melinda Gates Foundation, and certain other institutional lenders (collectively, the "Lenders") $35 million of 16% Senior Subordinated Notes due 2008 (the "Subordinated Notes") as part of the Company's refinancing of all its then outstanding indebtedness. Under the Securities Purchase Agreement dated as of April 12, 2001, between the Company and the Lenders (the "Purchase Agreement"), the Company was also required to pay a $350 thousand closing fee and issue to the Lenders warrants for an aggregate of 1,519,020 shares of the Company's common stock (the "Warrants") exercisable at any time prior to April 30, 2008 at an exercise price of $.01 per share. The Purchase Agreement contained covenants limiting (with certain exceptions) the Company's ability to acquire other businesses or incur additional indebtedness without the consent of a majority in interest of the Lenders. The Purchase Agreement also provided that, if the Company should elect to prepay the Subordinated Notes prior to maturity, the Company would be obligated to pay a prepayment penalty which, in the case of a prepayment prior to April 30, 2004, would include a so-called "Make Whole Amount" computed using a discount rate

2.5% above the then current yield on United States government securities of equal maturity to the Subordinated Notes. The Purchase Agreement also provided that, if the Company should default on any of the terms of the Purchase Agreement including the covenants described above, the Lenders would have the right to call the Subordinated Notes for payment at an amount equal to the principal, accrued interest and the so-called "Make Whole Amount" then in effect.

        During several months prior to the Company's acquisition of the CSD assets effective September 7, 2002, the Company sought the Lenders' cooperation with respect to such acquisition and to include the Lenders in a refinancing of the Company's outstanding debt (which might involve leaving the Subordinated Notes outstanding or refinancing them). The Lenders, however, ultimately refused to provide any such cooperation. The Company thus notified the Lenders that it was proceeding with the acquisition of the CSD assets, which would be a violation of certain covenants in the Purchase Agreement, and the Lenders then called the Subordinated Notes for payment, including principal, interest and the "Make Whole Amount" of $16,991,129, an amount equal to 48.5% of the principal amount of the Subordinated Notes. In response to the Lenders' demand, the Company immediately paid in full the amount demanded, while notifying the Lenders that it was paying the "Make Whole Amount" under protest. It is the Company's position that if the payment to the Lenders is not deemed to be voluntary and the 48.5% "Make Whole Amount" is deemed unconscionable, the "Make-Whole Amount" is likely to be held unenforceable under Massachusetts case law.

        Shortly after the closing of the acquisition of the CSD assets, the Company wrote to the Lenders demanding a return of the prepayment penalty, in response to which, on September 27, 2002, the Lenders filed a complaint in the Superior Court in Norfolk County, Massachusetts asking the Court to determine the prepayment penalty to be valid and enforceable. On October 1, 2002, the Company filed a complaint in the Business Litigation Session of the Superior Court in Suffolk County, Massachusetts seeking a declaratory judgment that the "Make Whole Amount" is an unenforceable penalty and seeking an order for the return of the amount paid as a penalty, less the Lenders' actual damages (if any), plus interest and costs. In the case of certain of the Lenders, the Company also seeks a judgment that those Lenders' receipt of their share of the "Make Whole Amount," the closing payment and the fair value of the Warrants constitutes a violation of applicable Massachusetts usury laws. The Company filed a motion seeking to consolidate both legal proceedings in the Business Litigation Session of the Superior Court in Suffolk County, Massachusetts, which motion was granted. Discovery in the proceedings was completed and all parties served and filed motions for summary judgment. On March 15, 2004, the Court granted summary judgment for the Lenders ruling that the "Make Whole Amount" was enforceable, and on May 15, 2004 the court ordered the Company pay $323 thousand to the Lenders for legal and expert cost reimbursement. The Company has appealed the Court's rulings, and the Lenders have cross-appealed as to the amount of legal and expert cost reimbursement. The Appeals Court heard the appeals on March 5, 2005, but a decision by the Court is not expected for several months. The Company has not accrued the Lenders' legal and expert costs because the Company now believes that such payment is not probable.

(12) CLOSURE AND POST-CLOSURE LIABILITIES

        The Company records environmental-related accruals for closure and post-closure obligations at both its landfill and non-landfill operations. See Note 4 for further discussion of the Company's methodology for estimating and recording these accruals.

        Reserves for closure and post-closure obligations are as follows (in thousands):

	2004	2003
Landfill facilities:
Cell closure	$14,959	$13,744
Facility closure	1,726	1,713
Post-closure	2,203	2,246

	18,888	17,703

Non-landfill retirement liability:
Facility closure	6,763	7,992

	25,651	25,695
Less obligation classified as current	2,930	6,480

Long-term closure and post-closure liability	$22,721	$19,215

        All of the landfill facilities included in the table above are active as of December 31, 2004.

        Anticipated payments (based on current estimated costs) and anticipated timing of necessary regulatory approvals to commence work on closure and post-closure activities for each of the next five years and thereafter are as follows (in thousands):

Year ending December 31,
2005		$3,097
2006		3,347
2007		5,188
2008		7,207
2009		3,411
Thereafter		205,570

Undiscounted closure and post-closure liabilities		227,820
Less:	Reserves to be provided (including discount of $120.1 million) over remaining site lives	(202,169)

Present value of closure and post-closure liabilities		$25,651

        The changes to closure and post-closure liabilities for the year ended December 31, 2004 are as follows (in thousands):

	December 31, 2003	New Asset Retirement Obligations	Accretion	Changes in Estimate Charged to Statement of Operations	Benefit to Statement of Operations for Other Changes in Estimates	Currency Translation, Reclassifications and Other	Payments	December 31, 2004
Landfill retirement liability	$17,703	$958	$2,460	$(1,069)	$(1,157)	$43	$(50)	$18,888
Non-landfill retirement liability	7,992	—	902	(928)	(8)	6	(1,201)	6,763

Total	$25,695	$958	$3,362	$(1,997)	$(1,165)	$49	$(1,251)	$25,651

        The changes to closure and post-closure liabilities for the year ended December 31, 2003 are as follows (in thousands):

	December 31, 2002	Cumulative Effect of Changes in Accounting for Asset Retirement Obligations	Purchase Accounting Adjustment Due to Change in Accounting for Asset Retirement Obligations	Other Purchase Accounting Adjustments	New Asset Retirement Obligations	Accretion and Other Charges to Expense	Decrease Due to Increase in Highly Probable Airspace and other Changes in Estimates	Currency Translation, Reclassifications and Other	Payments	December 31, 2003
Landfill retirement liability	$60,765	$(79)	$(38,794)	$2,851	$1,004	$3,476	$(11,596)	$127	$(51)	$17,703
Non-landfill retirement liability	—	1,381	8,489	761	—	1,042	49	(1,045)	(2,685)	7,992

Total	$60,765	$1,302	$(30,305)	$3,612	$1,004	$4,518	$(11,547)	$(918)	$(2,736)	$25,695

        In 2003 and 2004 a reduction in closure and post-closure liabilities arose as a result of the Company increasing its highly probable landfill airspace. After acquiring landfills as part of the CSD assets from Safety-Kleen in 2002, Clean Harbors' management identified new business opportunities that made possible the expansion, and further utilization, of the assets that the previous owners had believed to be exhausted. The resulting increase in airspace was accounted for by reducing landfill retirement liabilities (due to delaying the closure and post-closure expenditures) and by correspondingly reducing landfill assets by $11.6 million and $1.2 million for the years ended December 31, 2003 and 2004 respectively (see tables of changes to closure and post-closure liabilities immediately above).

        Rates used to accrue closure and post-closure costs are calculated based upon the dollar value of estimated final liabilities, the surveyed remaining airspace of the landfill, and the time estimated to consume the remaining airspace. Consequently, rates vary for each landfill and for each accrual category, and are recalculated each year. During the years ended December 31, 2004, and 2003, asset retirement obligations were accrued at an average rate of $1.23 and $1.46, respectively. The changes in the accrual rate of asset retirement obligations resulted from the $11.6 million reduction in landfill retirement liability described immediately above.

        The Company adopted SFAS No. 143 as of January 1, 2003. The following table presents the liability for asset retirement obligations calculated on a pro forma basis as of December 31, 2002 as if the Statement had been previously adopted. The pro forma amounts of the liabilities were calculated using the same assumptions as were used upon the adoption of the Standard (amounts in thousands):

Pro Forma December 31, 2002
Landfill facilities	$24,748
Non-landfill facilities	8,871

Total	$33,619

        The following table shows the adjustment to restated net loss and basic and diluted loss per share as if SFAS No. 143 was adopted as of January 1, 2002 (in thousands except for per share amounts):

(Restated)
2002
Restated net loss	$(28,447)
Accretion of closure and post-closure liabilities, net of tax	155

Adjusted net loss	$(28,292)

Basic loss per share:
Restated loss attributable to common shareholders	$(2.44)
Accretion of closure and post-closure liabilities, net of tax	0.01

Adjusted restated loss attributable to common shareholders	$(2.43)

Diluted loss per share:
Restated loss attributable to common shareholders	$(2.44)
Accretion of closure and post-closure liabilities, net of tax	0.01

Adjusted restated loss attributable to common shareholders	$(2.43)

(13) REMEDIAL LIABILITIES

        Remedial liabilities are obligations to investigate, alleviate or eliminate the effects of a release (or threat of a release) of hazardous substances into the environment and may also include corrective action under RCRA. The Company's operating subsidiaries' remediation obligations can be further characterized as Legal, Superfund, Long-term Maintenance and One-Time Projects. Legal liabilities are typically comprised of litigation matters that can involve certain aspects of environmental cleanup and can include third party claims for property damage or bodily injury allegedly arising from or caused by exposure to hazardous substances originating from Company activities or operations, or in certain cases, from the actions or inactions of other persons or companies. Superfund liabilities are typically claims alleging that the Company is a potentially responsible party and/or is potentially liable for environmental response, removal, remediation and cleanup costs at/or from either an owned or third party site. As described in Note 11, "Legal Proceedings," Superfund liabilities also include certain Superfund liabilities to governmental entities for which the Company is potentially liable to reimburse the Sellers in connection with the Company's 2002 acquisition of the CSD assets from Safety-Kleen Corp. Long-term Maintenance includes the costs of groundwater monitoring, treatment system operations, permit fees and facility maintenance for discontinued operations. One-Time Projects include the costs necessary to comply with regulatory requirements for the removal or treatment of contaminated materials.

        SFAS No. 143 applies to asset retirement obligations that arise from ordinary business operations. The Company became subject to almost all of its remedial liabilities as part of the acquisition of the CSD from Safety-Kleen Corp., and the Company believes that most of the remedial obligations did not arise from normal operations. Remedial liabilities to which the Company became subject in connection with the acquisition of the CSD assets have been and will continue to be inflated using the inflation rate at the time of acquisition (2.4%) until the expected time of payment, then discounted at the risk-free interest rate at the time of acquisition (4.9%). Remedial liabilities incurred subsequent to the acquisition and remedial liabilities that existed prior to the acquisition have been and will continue to be recorded at the estimated current value of the liability, which is usually neither increased for inflation nor reduced for discounting.

        The Company records environmental-related accruals for remedial obligations at both its landfill and non-landfill operations. See Note 4 for further discussion of the Company's methodology for estimating and recording these accruals.

        Reserves for remedial obligations are as follows (in thousands):

	2004	2003
Remedial liabilities for landfill sites	$4,985	$5,525
Remedial liabilities for discontinued facilities not now used in active conduct of the Company's business	95,116	97,535
Remedial liabilities (including Superfund) for non-landfill open sites	55,516	54,376

	155,617	157,436
Less obligation classified as current	11,328	14,802

Long-term remedial liability	$144,289	$142,634

        Anticipated payments (based on current estimated costs) and anticipated timing of necessary regulatory approvals to commence work on remedial activities for each of the next five years and thereafter are as follows (in thousands):

Year ending December 31,
2005	$11,328
2006	11,351
2007	16,970
2008	16,490
2009	12,185
Thereafter	133,535

Undiscounted remedial liabilities	201,859
Less: Discount	(46,242)

Present value of remedial liabilities	$155,617

        The anticipated payments for Long-term Maintenance range from $4.5 million to $6.9 million per year over the next five years. Spending on One-Time Projects for the next five years ranges from $1.1 million to $8.2 million per year with an average expected payment of $5.0 million per year. Legal and Superfund liabilities payments are expected to be between $1.7 million and $2.8 million per year for the next five years with the exception of 2009 where spending is anticipated to be $6.4 million primarily because of one case. These estimates are managed on a daily basis, reviewed at least quarterly, and adjusted as additional information becomes available.

        The changes to remedial liabilities for the year ended December 31, 2004 are as follows (in thousands):

	December 31, 2003	Accretion	Changes in Estimate Charged to Statement of Operations	Other Changes in Estimate	Currency Translation, Reclassifications and Other	Payments	December 31, 2004
Remedial liabilities for landfill sites	$5,525	$225	$(420)	$—	$140	$(485)	$4,985
Remedial liabilities for discontinued facilities not now used in the active conduct of the Company's business	97,535	4,390	(841)	392	196	(6,556)	95,116
Remedial liabilities (including Superfund) for non-landfill open sites	54,376	2,417	(29)	—	765	(2,013)	55,516

Total	$157,436	$7,032	$(1,290)	$392	$1,101	$(9,054)	$155,617

        The changes to remedial liabilities for the year ended December 31, 2003 are as follows (in thousands):

	December 31, 2002	Cumulative Effect of Changes in Accounting for Asset Retirement Obligations	Purchase Accounting Adjustment Due to Change in Accounting for Asset Retirement Obligations	Other Purchase Accounting Adjustments	Accretion and Other Charges to Expense	Currency Translation, Reclassifications and Other	Payments	December 31, 2003
Remedial liabilities for landfill sites	$4,519	$—	$—	$662	$230	$358	$(244)	$5,525
Remedial liabilities for discontinued facilities not now used in the active conduct of the Company's business	104,899	537	(16,363)	6,003	3,804	2,228	(3,573)	97,535
Remedial liabilities (including Superfund) for non-landfill open sites	34,428	—	(16)	18,059	2,347	978	(1,420)	54,376

Total	$143,846	$537	$(16,379)	$24,724	$6,381	$3,564	$(5,237)	$157,436

        Estimation of Certain Preacquisition Contingencies—SFAS No. 5, "Accounting for Contingencies," requires that an estimated loss from a loss contingency be accrued and recorded as a liability if it is both probable and estimable, but the Statement does not permit a company acquiring assets to record as part of the purchase price those assumed liabilities which are not both probable and estimable. As described in Note 11, "Legal Proceedings," under the headings "Ville Mercier Legal Proceedings" and "Marine Shale Processors," as of December 31, 2002 the Company was unable to estimate the amount of potential remedial liabilities in connection with the facility and sites which are the subject of these proceedings, but, as part of the integration plan of the CSD acquisition, the Company committed to obtaining the data required so that the Company could record such potential liabilities as adjustments to the purchase price. Sufficient additional information on these proceedings was obtained prior to the first anniversary to allow the Company to record these potential liabilities as adjustments to the purchase price for the CSD assets in accordance with generally accepted accounting principles in the United States. Accordingly, additional discounted environmental liabilities were recorded as part of the purchase price in the quarter ended September 30, 2003. At December 31, 2004, the Company had recorded reserves of $13.7 million and $10.6 million relating to Marine Shale Processors and the Ville Mercier Legal Proceedings, respectively.

        Remedial liabilities, including Superfund liabilities—As described in the tables above under "Reserves for remedial obligations," the Company had as of December 31, 2004 a total of $155.6 million of estimated liabilities for remediation of environmental contamination, of which $5.0 million related to the Company's landfills and $150.6 million related to non-landfill facilities (including Superfund sites owned by third parties). The Company periodically evaluates potential remedial liabilities at sites that it owns or operates or to which the Company or the Sellers of the CSD assets (or the respective predecessors of the Company or the Sellers) transported or disposed of waste, including 56 Superfund sites as of December 31, 2004. The Company periodically reviews and evaluates sites requiring remediation, including Superfund sites, giving consideration to the nature (i.e., owner, operator, arranger, transporter or generator) and the extent (i.e., amount and nature of waste hauled to the location, number of years of site operations or other relevant factors) of the Company's (or the Sellers') alleged connection with the site, the extent (if any) to which the Company believes it may have an obligation to the Sellers to indemnify cleanup costs in connection with the site, the regulatory context surrounding the site, the accuracy and strength of evidence connecting the Company (or the Sellers) to the location, the number, connection and financial ability of other named and unnamed PRPs and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made, based upon management's judgment and prior experience, for the Company's best estimate of the liability.

        Remediation liabilities are inherently difficult to estimate. Estimating remedial liabilities requires that the existing environmental contamination be understood. There is a risk that the actual quantities of contaminates differ from the results of the site investigation, and there is a risk that contaminants exist that have not been identified by the site investigation. In addition, the amount of remedial liabilities recorded is dependent on the remedial method selected. There is a risk that funds will be expended on a remedial solution that is not successful, which could result in the additional incremental costs of an alternative solution. Such estimates, which are subject to change, are subsequently revised if and when additional information becomes available.

        In connection with the Company's acquisition of the CSD assets, the Company performed extensive due diligence, including hiring third-party engineers and attorneys to estimate accurately the aggregate liability for remedial liabilities to which the Company became potentially liable as a result of the acquisition. Those remedial liabilities relate to the active and discontinued hazardous waste treatment and disposal facilities which the Company acquired as part of the CSD assets and 35 Superfund sites owned by third parties for which the Company agreed to indemnify certain remedial liabilities owed or potentially owed by the Sellers and payable to governmental entities. In the case of each such facility and site, the Company's estimate of remediation liabilities involved an analysis of such factors as: (i) the nature and extent of environmental contamination (if any), (ii) the terms of applicable permits and agreements with regulatory authorities as to cleanup procedures and whether modifications to such permits and agreements will likely need to be negotiated, (iii) the cost of performing anticipated cleanup activities based upon current technology, and (iv) in the case of Superfund and other sites where other parties will also be responsible for a portion of the cleanup costs, the likely allocation of such costs and the ability of such other parties to pay their share. Based upon the Company's analysis of each of the above factors in light of currently available facts and legal interpretations, existing technology, and presently enacted laws and regulations, the Company estimates that its aggregate liabilities as of December 31, 2004 (as calculated in accordance with generally accepted accounting principles in the United States) for future remediation relating to all of its owned or leased facilities and the Superfund sites for which the Company has current or potential liability is approximately $155.6 million. The Company also estimates that it is "reasonably possible" as that term is defined in SFAS No. 5 ("more than remote but less than likely"), that the amount of such total liabilities could be up to $22.3 million greater than such $155.6 million. Future changes in either available technology or applicable laws or regulations could affect such estimates of environmental liabilities. Since the Company's satisfaction of the liabilities will occur over many years and in some cases over periods of 30 years or more, the Company cannot now reasonably predict the nature or extent of future changes in either available technology or applicable laws or regulations and the impact that those changes, if any, might have on the current estimates of environmental liabilities.

        The following tables show, respectively, (i) the amounts of such estimated liabilities associated with the types of facilities and sites involved and (ii) the amounts of such estimated liabilities associated with each facility or site which represents at least 5% of the total and with all other facilities and sites as a group.

        Estimates Based on Type of Facility or Site (dollars in thousands):

Type of Facility or Site	Discounted Remedial Liability	% of Total	Discounted Reasonably Possible Additional Losses
Facilities now used in active conduct of the Company's business (14 facilities)	$38,490	24.7%	$7,534
Discontinued CSD facilities not now used in active conduct of the Company's business but acquired because assumption of remedial liabilities for such facilities was part of the purchase price for CSD assets (18 facilities)	94,939	61.0	11,471
Superfund sites owned by third parties on which wastes generated or shipped by the Sellers (or their predecessors) are present (19 sites)	20,180	13.0	1,863
Sites for which the Company had liabilities prior to the acquisition of CSD assets (3 Superfund sites and 6 other sites)	2,008	1.3	1,475

Total	$155,617	100.0%	$22,343

        Estimates Based on Amount of Potential Liability (dollars in thousands):

Location	Type of Facility or Site	Discounted Remedial Liability	% of Total	Discounted Reasonably Possible Additional Losses
Baton Rouge, LA	Closed incinerator and landfill	$38,552	24.8%	$5,391
Bridgeport, NJ	Closed incinerator	27,657	17.8	3,345
Marine Shale Processors	Potential third party Superfund site	13,739	8.8	1,379
Mercier, Quebec	Open incineration facility and legal proceedings	11,325	7.3	1,163
Roebuck, SC	Closed incinerator	10,438	6.7	832
Various	All other incinerators, landfills, wastewater treatment facilities and service centers (35 facilities)	47,271	30.4	9,556
Various	All other Superfund sites (each representing less than 5% of total liabilities) owned by third parties on which wastes generated or shipped by either the Company or the Sellers (or their predecessors) are present (21 sites)	6,635	4.2	677

Total		$155,617	100.0%	$22,343

        Revisions to remedial reserve requirements may result in upward or downward adjustments to income from operations in any given period. The Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. It is reasonably possible that legal, technological, regulatory or enforcement developments, the results of environmental studies or other factors could necessitate the recording of additional liabilities and/or the revision of currently recorded liabilities that could be material. The impact of such future events cannot be estimated at the current time.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of cash and cash equivalents, and restricted cash and cash equivalents approximate fair value. The fair value of the marketable securities, which consist of auction rate securities, is par value, at which they trade. The fair value of the Senior Secured Notes is based on quoted market price. The Company borrowings at variable interest rates approximate fair value because the interest rates are based on floating rates identified by reference to market rates. The fair values of the Company's Subordinated Loans could not be determined, since there was no active market in these securities. At December 31, 2004 and 2003, the estimated fair values of the Company's financial instruments are as follows (in thousands):

	Carrying Amount	Fair Value
December 31, 2004
Cash and cash equivalents	$31,081	$31,081
Marketable securities	16,800	16,800
Senior Secured Notes	150,000	159,516
December 31, 2003
Cash and cash equivalents	$6,331	$6,331
Restricted cash and cash equivalents	88,817	88,817
Subordinated Loans for which no quoted market prices were available	40,000	—
Borrowings at variable rates	142,500	142,500

        See Notes 4, 7 and 10 for further discussion on restricted cash and cash equivalents.

(15) COMMITMENTS AND CONTINGENCIES

        Leases.    The Company leases facilities, service centers and personal property under certain operating leases. Some of these lease agreements contain an escalation clause for increased taxes and operating expenses and are renewable at the option of the Company. The Company also leases certain equipment under capital lease obligations, which consists primarily of rolling stock and laboratory equipment. Lease terms range from two to seven years. The following is a summary of future minimum payments under capital and operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2004 (in thousands):

Year	Total Capital Leases	Total Operating Leases
2005	$1,872	$9,104
2006	1,707	5,955
2007	1,178	4,024
2008	817	2,896
2009	138	2,251
Thereafter	10	1,297

Total minimum lease payments	5,722	$25,527

Less: imputed interest at interest rates ranging from 1.67% to 35.9%	715

Present value of future minimum lease payments	$5,007

Total capital lease obligations	$5,007
Less: current portion of capital lease obligations	1,522

Long-term capital lease obligations	$3,485

        During the years 2004, 2003 and 2002, rent expense was approximately $32.3 million, $30.0 million, and $17.9 million, respectively.

        Other Contingencies.    The Company is subject to various regulatory requirements, including the procurement of requisite licenses and permits at its facilities. These licenses and permits, without which the Company's operations would be adversely affected, are subject to periodic renewal. The Company anticipates that, once a license or permit is issued with respect to a facility, the license or permit will be renewed at the end of its term if the facility's operations are in compliance with the applicable regulatory requirements.

        Under the Company's insurance programs, coverage is obtained for catastrophic exposures, as well as those risks required to be insured by law or contract. It is the policy of the Company to retain a significant portion of certain expected losses related primarily to workers' compensation, health insurance, comprehensive general, environmental impairment and vehicle liability. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims. The deductible per occurrence for the workers' compensation, general liability and vehicle liability is $0.5 million. The deductible per occurrence for the environmental impairments is $1.0 million. At December 31, 2004 and 2003, the Company had accrued $4.4 million and $4.4 million as restated, respectively, for its self-insurance liabilities. Actual expenditures in future periods can differ materially from accruals based on estimates.

        Gain Contingency.    In 2003, the Company filed an insurance claim in the amount of $4.5 million for reimbursement of costs incurred and lost profits relating to a fire that occurred at a then CSD-owned facility that the Company acquired as part of the acquisition of the CSD assets from Safety-Kleen Corp. The Company recorded $1.2 million as a receivable for out-of-pocket costs, and the Company determined that the $3.3 million of the claim related to lost profits was a gain contingency.

As of December 31, 2004, the Company had $1.2 million recorded as a receivable for out-of-pocket costs. The Company will record the portion of the claim that represents lost profits as a component of other income if or when a settlement is reached with the insurance company.

(16) INCOME TAXES

        The domestic and foreign components of income (loss) before provision for income taxes and cumulative effect of change in accounting principle are as follows (in thousands):

	For the Year Ended December 31,
		(Restated)	(Restated)
	2004	2003	2002
Domestic	$(4,906)	$(27,602)	$(31,854)
Foreign	13,549	15,390	7,194

Total	$8,643	$(12,212)	$(24,660)

        The provision for income taxes consists of the following (in thousands):

	For the Year Ended December 31,
	2004	2003	2002
Current:
Federal	$(124)	$—	$(545)
State	50	185	610
Foreign	5,944	5,701	2,047

Total	5,870	5,886	2,112

Deferred
Federal	—	—	488
State	—	—	564
Foreign	173	(564)	623

Total	173	(564)	1,675

Net provision for income taxes	$6,043	$5,322	$3,787

        The effective income tax rate varies from the amount computed using the statutory federal income tax rate as follows:

	For the Year Ended December 31,
		(Restated)	(Restated)
	2004	2003	2002
Book income at statutory rate	$2,939	$(4,152)	$(8,384)
State income taxes, net of federal benefit	(304)	148	556
Foreign rate differential	1,349	330	202
Foreign income inclusion	4,529	3,378	2,446
Adjustment of prior year's estimated attributes	645	(362)	(456)
Change in federal valuation allowance	1,034	5,632	8,934
Other	609	348	489
Tax credits, net	(4,758)	—	—

Net provision for income taxes.	$6,043	$5,322	$3,787

        The components of the total net deferred tax assets and liabilities at December 31, 2004 and 2003 were as follows (in thousands):

	2004	(Restated) 2003
Deferred tax assets:
Workers compensation accrual	$1,753	$1,775
Provision for doubtful accounts	1,144	1,228
Closure, post-closure and remedial liabilities	45,072	47,771
Accrued expenses	2,250	1,497
Accrued compensation	10	446
Net operating loss carryforwards	17,661	23,706
Tax credit carryforwards	12,525	1,660

Total deferred tax asset	80,415	78,083

Deferred tax liabilities:
Property, plant and equipment	(11,198)	(14,951)
Permits and customer databases	(28,623)	(20,384)
Miscellaneous	(204)	(3,139)

Total deferred tax liability	(40,025)	(38,474)

Total net deferred tax asset before valuation allowance	40,390	39,609

Less valuation allowance	(39,714)	(32,837)

Net deferred tax asset	$676	$6,772

        The Company has U.S. federal net operating loss carryovers of approximately $45.2 million at December 31, 2004 which begin to expire in 2012. The Company has federal tax credit carryovers of approximately $1.4 million at December 31, 2004 which begin to expire in 2007 and foreign tax credit carryovers of approximately $11.1 million which begin to expire in 2012.

        In the first quarter of 2004, the Company recorded a benefit of approximately $0.1 million as the result of a favorable resolution of a federal alternative minimum tax net operating loss carryback claim.

        In the fourth quarter of 2002, the Company recorded a benefit of approximately $0.7 million as a result of the favorable resolution of a federal alternative minimum tax net operating loss carryback claim.

        In the third quarter of 2002, the Company established a $16.9 million valuation allowance on the deferred tax assets recorded in connection with the acquisition of the CSD assets. The valuation allowance was subsequently reduced to $4.4 million in 2003 as a result of adjustments to the deferred tax assets recorded in the acquisition. In the third quarter of 2002, the Company established a valuation allowance against its existing net deferred tax assets position of $1.1 million in recognition of the difficulty posed in projecting future profits in view of the acquisition. All reductions to the valuation allowance associated with the CSD acquisition in the future will be recorded as a decrease to acquisition-related intangible assets, rather than a tax provision benefit as the net deferred tax assets were fully reserved at the time of the related business combination.

        The Company provides for U.S. taxes on all of its foreign earnings as the foreign earnings are not considered to be permanently invested outside the U.S.

        The Company maintains a full valuation allowance against its U.S. deferred tax assets, calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires that a valuation allowance be established or maintained when it is "more likely than not" that all or a portion of the deferred tax asset will not be realized.

        The American Jobs Creation Act of 2004 (the "Act") was enacted on October 24, 2004. The Act makes a number of changes to the income tax laws such as a new reduction for qualifying domestic production activities and the ability to repatriate permanent reinvested foreign earnings at an effective tax rate of 5.25%. The Company is currently reviewing the provisions of the Act and its impact cannot be quantified at this time; however, it is not anticipated that the Act will have a material impact on the Company's income tax provision.

(17) EARNINGS (LOSS) PER SHARE

        The following is a reconciliation of basic and diluted earnings (loss) per share computations (in thousands except for per share amounts):

	Year Ended 2004
	Loss (Numerator)	Shares (Denominator)	Loss Per Share
Income before cumulative effect of change in accounting principle	$2,600
Redemption of Series C Preferred Stock, dividends on Series B and C Preferred Stocks and accretion on Series C Preferred Stock	(11,798)

Basic and diluted loss available to common shareholders before cumulative effect of change in accounting principle	(9,198)	14,099	$(0.65)
Cumulative effect of change in accounting principle, net of tax	—	14,099	—

Basic and diluted loss attributable to common shareholders	$(9,198)	14,099	$(0.65)

	Year Ended 2003
	(Restated) Loss (Numerator)	Shares (Denominator)	(Restated) Loss Per Share
Loss before cumulative effect of change in accounting principle	$(17,534)
Dividends on Series B and C Preferred Stocks and accretion on Series C Preferred Stock	3,287

Basic and diluted loss available to common shareholders before cumulative effect of change in accounting principle	(20,821)	13,553	$(1.54)
Cumulative effect of change in accounting principle, net of tax	(66)	13,553	—

Basic and diluted loss attributable to common shareholders	$(20,887)	13,553	$(1.54)

	Year Ended 2002
	(Restated) Loss (Numerator)	Shares (Denominator)	(Restated) Loss Per Share
Loss before cumulative effect of change in accounting principle	$(28,447)
Dividends on Series B and C Preferred Stocks and accretion on Series C Preferred Stock	1,291

Basic and diluted loss available to common shareholders before cumulative effect of change in accounting principle	(29,738)	12,189	$(2.44)
Cumulative effect of change in accounting principle, net of tax	—	12,189	—

Basic and diluted loss attributable to common shareholders	$(29,738)	12,189	$(2.44)

        Because the effects would be anti-dilutive for the periods presented, the above computation of diluted income (loss) per share excludes the following: (i) for the year ended December 31, 2004, the effect of 2.8 million warrants outstanding issued on June 30, 2004 relating to the redemption of the

Series C Preferred Stock; (ii) the assumed conversion of the Series C Preferred Stock into 3.3 million and 2.4 million shares of common stock for the years ended December 31, 2003 and 2002, respectively; (iii) the assumed exercise of the warrants issued in conjunction with the $35.0 million of Subordinated Notes in 2001 into 1.2 million shares of common stock for the year ended December 31, 2002; (iv) the assumed exercise of 1.6 million, 1.8 million and 1.2 million stock options for the years ended December 31, 2004, 2003 and 2002, respectively; and (v) the assumed conversion of the Series B Preferred Stock into 0.2 million common shares for the year ended December 31, 2004 and into 0.3 million common shares for the years ended December 31, 2003 and 2002.

(18) REDEEMABLE SERIES C PREFERRED STOCK

        Prior to June 30, 2004, the Company had outstanding 25,000 shares of Series C Convertible Preferred Stock, $0.01 par value ("Series C Preferred Stock"). The Series C Preferred Stock was entitled to receive dividends at an annual rate of 6.0% (such dividends were paid in cash through March 2003 and thereafter accrued and compounded through the redemption date). The Company issued the Series C Preferred Stock for $25.0 million on September 10, 2002, and incurred $2.9 million of issuance costs. The Company determined that the Series C Preferred Stock should be recorded on the Company's financial statements as though the Series C Preferred Stock consisted of two components, namely: (i) non-convertible redeemable preferred stock (the "Host Contract") with a 6.0% annual dividend and (ii) an embedded derivative (the "Embedded Derivative") which reflected the right of the holders of the Series C Preferred Stock to convert into the Company's common stock on the terms set forth in the Series C Preferred Stock. The Series C Preferred Stock reported on the Company's consolidated balance sheet consisted only of the value of the Host Contract (less the issuance costs) plus the amount of accretion in the value of the Host Contract which had been recorded through the balance sheet date with regard to the discount which was originally recorded for the Host Contract, plus the amount of accretion for issuance costs and accrued dividends. Such discount and issuance costs were being accreted over the life of the Series C Preferred Stock, with such accretion being recorded as a reduction in additional paid-in-capital. During the period from January 1 through June 30, 2004, the Company recorded accretion on the discount and issuance costs of the Series C Preferred Stock of $0.7 million. For the six-month period ended December 31, 2004, no accretion was recorded because of the redemption of the Series C Preferred Stock on June 30, 2004. For the year ended December 31, 2003, the amount of accretion recorded as a reduction to additional paid-in capital was $1.3 million. For the year ended December 31, 2002, the Company recorded in Other Long-term Liabilities the fair value of the Embedded Derivative and periodically marked that value to market. As of December 31, 2003, the market value of the embedded derivative was determined to be $9.6 million, and the Company recorded $0.4 million of Other Expense during 2003 to adjust the carrying value of the Embedded Derivative to fair value. As noted below, on June 30, 2004 the Company redeemed the Series C Preferred Stock. At that time, the market value of the Embedded Derivative was determined to be $11.2 million and the Company recorded other expense of $1.6 million through June 30, 2004 to reflect such adjustment.

        On June 30, 2004, the Company redeemed the Series C Preferred Stock for $25.0 million in cash and paid accrued dividends of $2.0 million. The difference between the $25.0 million paid and the carrying amount of the Series C Preferred Stock of $17.2 million on June 30, 2004 was charged to additional paid-in capital. In addition, the Company issued warrants to purchase 2.8 million shares of the Company's common stock, and the Company paid $0.4 million of cash in lieu of warrants for certain other conversion rights of the holders of the Series C Preferred Stock. The warrants issued are exercisable at $8.00 per common share and expire on September 10, 2009. The Company settled the $11.2 million Embedded Derivative liability through the issuance of the 2.8 million warrants (which the Company valued using the Black-Scholes option pricing model at $9.2 million) together with the $0.4 million of cash that was paid in lieu of warrants, which resulted in a gain on the settlement of the Embedded Derivative of $1.6 million. The gain on the settlement of the Embedded Derivative was recorded as a reduction to refinancing-related expenses. The value of the warrants issued of $9.2 million was credited to additional paid-in capital. Because of the redemption of the Series C Preferred Stock on June 30, 2004, the Company will not be required to make mark-to-market adjustments to the Company's reported income (loss) associated with the Embedded Derivative for any period subsequent to June 30, 2004.

(19) STOCKHOLDERS' EQUITY

  (a) Limitations on Access to Public Capital Markets

        As described in Note 3, "Acquisition," effective September 7, 2002, the Company purchased from Safety-Kleen Services, Inc. (the "Seller") and certain of the Seller's domestic subsidiaries substantially all of the assets of the Chemical Services Division (the "CSD") of Safety-Kleen Corp. ("Safety-Kleen"). Regulations of the SEC require the filing of audited financial statements of the acquired company if determined to be a material acquisition. Safety-Kleen publicly disclosed that it had material deficiencies in many of its financial systems, processes and related internal controls. The Seller agreed in the Acquisition Agreement to provide the Company audited balance sheets for the CSD as of the end of each of the CSD's three fiscal years in the period ended August 31, 2001, and the Company filed these balance sheets as part of the Form 8-K filed by the Company with the SEC on September 25, 2002. However, due to Safety-Kleen's material internal control deficiencies, Safety-Kleen's auditors advised Safety-Kleen that they were not able to provide auditors' reports with respect to the CSD's statements of operations and cash flows for such three fiscal years. Additionally, Safety-Kleen's pre-existing deficiencies in financial systems, processes, and related internal controls led the Company to believe that the historical unaudited financial statements of the CSD may not be reliable or accurate. The Company received a "no-action letter" from the SEC staff with respect to the Company's inability to file audited statements of operations and cash flows for the CSD or a pro forma statement of operations based thereon. However, until the Company is able to file audited statements of operations and cash flows reflecting combined operations following the Company's acquisition of the CSD assets for at least three years (or such lesser period as the SEC staff may permit in the future), the Company will not be able to file registration statements for public securities offerings (except for offerings involving employee benefit plans and secondary offerings by holders of warrants and other securities). This could prevent the Company from being able to access the public capital markets until audited financial statements for the year ended December 31, 2005 are filed, but it does not prevent the Company from obtaining financing through other sources such as private equity or debt placements and bank loans.

  (b) Stock Option Plans

        In 1992 the Company adopted an equity incentive plan, which provides for a variety of incentive awards, including stock options ("1992 Plan"), and in 2000, the Company adopted a stock incentive plan, which provides for awards in the form of incentive stock options, non-qualified stock options and restricted stock ("2000 Plan"). In 2002, the Company amended the 2000 Plan by increasing the awards that can be issued under the 2000 Plan from 0.8 million shares to 1.5 million shares. As of December 31, 2004, all awards under the 1992 and 2000 Plans were in the form of non-qualified stock options. These options generally become exercisable up to five years from the date of grant, subject to certain employment requirements, and terminate ten years from the date of grant. As of December 31, 2004, the Company had reserved 207,581 shares of common stock for issuance under the 2000 Plan, exclusive of shares previously issued or reserved for options previously granted under the 2000 Plan. The 1992 Plan expired on March 15, 2002, but there were outstanding on December 31, 2004 options for an aggregate of 401,265 shares which shall remain in effect until such options are either exercised or expire in accordance with their terms. In addition, on December 31, 2004, there were outstanding options for an aggregate of 31,750 shares under the Company's 1987 Equity Incentive Plan which had expired in 1997.

        Under the terms of the 2000 Plan, as amended, options may be granted to purchase shares of common stock at an exercise price less than the fair market value on the date of grant. No compensation expense related to stock option grants to employees was recorded in 2004, 2003 or 2002, as the option exercise prices were equal to, or greater than, the fair market value on the date of grant.

        During 2004, 2003 and 2002, the Company granted options to non-employees of the Company, and in accordance with SFAS No. 123 "Accounting for Stock Based Compensation," recorded expense of $35 thousand, $29 thousand and $166 thousand related to those options for the years ended December 31, 2004, 2003 and 2002, respectively.

        Activity under the Plans for the three years ended December 31, 2004 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	1,526,882	$2.18
Granted at fair value	193,800	8.14
Forfeited	(50,020)	3.08
Exercised	(478,144)	2.06

Outstanding at December 31, 2002	1,192,518	3.17
Granted at fair value	967,042	12.54
Forfeited	(154,685)	11.23
Exercised	(246,965)	2.10

Outstanding at December 31, 2003	1,757,910	7.76
Granted at fair value	77,833	6.70
Forfeited	(27,310)	8.61
Exercised	(172,665)	2.26

Outstanding at December 31, 2004	1,635,768	$8.28

        Summarized information about stock options outstanding at December 31, 2004 is as follows:

				Exercisable
		Weighted Average Remaining Contractual Life
Range of Exercise Prices	Number of Options Outstanding		Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$1.44–1.75	17,000	2.76	$1.53	17,000	$1.53
1.81	101,415	3.32	1.81	101,415	1.81
1.88–2.06	110,900	4.06	1.98	90,600	1.97
2.13–2.42	139,778	3.05	2.22	102,778	2.24
2.50	100,650	5.15	2.50	59,950	2.50
2.61–2.88	14,000	2.06	2.65	13,000	2.63
3.26–3.86	106,800	6.99	3.38	50,000	3.36
5.73–6.46	94,300	8.00	6.05	39,300	6.25
7.52–8.08	21,833	5.25	7.85	6,000	7.89
9.07–9.91	95,667	7.78	9.56	32,778	9.65
10.37–10.78	119,000	7.20	10.55	39,000	10.57
11.22–11.70	20,000	7.86	11.58	15,000	11.70
12.98	694,425	8.14	12.98	139,685	12.98

        Options exercisable at December 31, 2004, 2003, and 2002 were 706,506, 559,007, and 586,999, respectively. The weighted average exercise prices for the exercisable options at December 31, 2004, 2003, and 2002 were $5.63, $2.88, and $2.39, respectively.

        The fair value of each option granted during 2004, 2003, and 2002 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Dividend yield	none	none	none
Expected volatility	85.0%	85.0%	88.2%
Risk-free interest rate	3.4%	3.0%	4.3%
Expected life	3.7	4.9	5.9

        Weighted average fair value of options granted at fair value during:

2004	$5.16

2003	$8.55

2002	$5.98

        There were no options granted at greater than fair value in the periods presented.

  (c) Employee Stock Purchase Plan

        In May of 1995, the Company's stockholders approved an Employee Stock Purchase Plan (the "ESPP"), which is a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, through which employees of the Company are given the opportunity to purchase shares of common stock. According to the ESPP, a total of one million shares of common stock have been reserved for offering to employees, in quarterly offerings of 50,000 shares each plus any shares not issued in any previous quarter, commencing on July 1, 1995 and on the first day of each quarter thereafter. As of December 31, 2004, an aggregate of 132,480 shares remained available for future issuance under the ESPP. Employees who elect to participate in an offering may utilize up to 10% of their payroll for the purchase of common stock at 85% of the closing price of the stock on the first day of such quarterly offering or, if lower, 85% of the closing price on the last day of the offering. During the years ended December 31, 2004, 2003 and 2002, monies were withheld from employees for the purchase of 64,760, 105,537, and 53,937, shares, respectively, of common stock under the ESPP. The weighted average per share fair value of the purchase rights granted under the ESPP during 2004, 2003 and 2002 were $2.81, $1.93, and $2.61, respectively.

  (d) Warrants

        In connection with the issuance on April 30, 2001 of Subordinated Notes (that were repaid in September 2002), the Company issued warrants to purchase 1,519,020 shares of common stock exercisable at $0.01 per share and expiring on April 30, 2008. The proceeds from the issuance of the Subordinated Notes and warrants were allocated based on the relative fair value of the warrants and Subordinated Notes. During the year ended December 31, 2002, warrants for 281,212 shares were exercised, 892 warrants were cancelled upon net exercise, and 1,236,916 warrants remained outstanding at December 31, 2002. During the year ended December 31, 2003, warrants for 1,236,010 shares were exercised, 906 warrants were cancelled upon net exercise, and no warrants remained outstanding at December 31, 2003.

        As further described in Note 18, "Redeemable Series C Preferred Stock," on June 30, 2004, the Company issued warrants to purchase 2.8 million shares of the Company's common stock and the Company paid $0.4 million of cash in lieu of warrants for certain other conversion rights of the holders of the Series C Preferred Stock. The warrants issued are exercisable at $8.00 per common share and expire on September 10, 2009. As of December 31, 2004, there were 2,775,000 warrants outstanding. On February 11, 2005, warrants for 717,060 shares were exercised in a cashless exercise that resulted in the issuance of 420,571 shares of common stock. In connection with the cashless exercise, warrants for 296,489 shares were cancelled. As of February 11, 2005, warrants for 2,057,940 shares remained outstanding.

  (e) Series B Preferred Stock

        On February 16, 1993, the Company issued 112,000 shares of Series B Convertible Preferred Stock, $0.01 par value ("Series B Preferred Stock"), for the acquisition of its Spring Grove facility. The liquidation value of each share of Series B Preferred Stock is the liquidation preference of $50.00 plus unpaid dividends. Series B Preferred Stock may be converted by the holder into common stock at a conversion rate which, as of December 31, 2004, was equal to $16.45 per share and is subject to customary antidilution adjustments. There is no expiration date associated with the conversion option. The Company has the option to redeem the Series B Preferred Stock at the liquidation preference plus any accrued dividends with no redemption premium. Each share of Series B Preferred Stock entitles its holder to receive a cumulative annual cash dividend of $4.00 per share, or at the election of the Company, a common stock dividend of equivalent value. On October 19, 2004, 42,000 shares of

Series B Preferred Stock were converted into 127,680 shares of common stock. As of December 31, 2004, the Company had 70,000 shares of Series B Preferred Stock outstanding.

        Dividends on the Series B Preferred Stock are payable on the 15th day of January, April, July and October, at the rate of $1.00 per share, per quarter. Due to loan covenant restrictions, the Company paid the third and fourth quarter 2003 and the first and second quarter 2004 dividends in equivalent value of common stock. Dividends for other quarters included in the years ended December 31, 2004, 2003 and 2002, were paid in cash.

(20) RESTRUCTURING

        For the year ended December 31, 2002, the Company recorded a restructuring charge of $750,000 related to the acquisition of the assets of the CSD. The restructuring charge consisted of $250,000 for severance for individuals that were employees of the Company prior to the acquisition, and $500,000 of costs associated with the decision to close parts of facilities and sales offices that were operated by the Company prior to the acquisition and that became duplicative due to facilities and sales offices acquired as part of the CSD assets. The Company is in the process of completing the restructuring. The following table summarizes the activity from the acquisition date through December 31, 2004 (dollars in thousands):

	Severance		Locations
	Number of Employees	Costs	Number of Locations	Costs	Total
Accrued Restructuring Costs	20	$250	9	$500	$750
Utilized from acquisition through December 31, 2002	(14)	(183)	(7)	(128)	(311)

Balance December 31, 2002	6	67	2	372	439
Change in estimate	(6)	(67)	—	(57)	(124)
Utilized year ended December 31, 2003	—	—	—	(81)	(81)

Balance December 31, 2003	—	—	2	234	234
Change in estimate	—	—	—	(22)	(22)
Utilized year ended December 31, 2004	—	—	(2)	(43)	(43)

Balance December 31, 2004	—	$—	—	$169	$169

(21) LOSS ON REFINANCINGS

        As further discussed in Notes 10 and 18, the Company previously had outstanding a $100.0 million three-year revolving credit facility (the "Revolving Credit Facility"), $115.0 million of three-year non-amortizing term loans (the "Senior Loans"), $40.0 million of five-year non-amortizing subordinated loans (the "Subordinated Loans"), Series C Convertible Preferred Stock, $0.01 par value (the "Series C Preferred Stock") and the related embedded derivative (the "Embedded Derivative") which reflected the right of the holders of the Series C Preferred Stock to convert into the Company's common stock on the terms set forth in the Series C Preferred Stock. As described in Note 10, on June 30, 2004, the Company repaid the Revolving Credit Facility, the Senior Loans and the Subordinated Loans, redeemed the Series C Convertible Preferred Stock and settled the related Embedded Derivative liability. The Company recorded refinancing expenses, net of $7.1 million during the three-month period ended June 30, 2004. Such expenses consisted of write-off of deferred financing costs of $5.3 million, prepayment penalties of $3.1 million and other expenses of $0.3 million. These expenses were partially offset by the gain on the settlement of the Embedded Derivative of $1.6 million.

        Prior to the purchase of the CSD assets as discussed in Notes 3, 4, and 11, the Company had outstanding prior to September 10, 2002, $35.0 million of 16% Senior Subordinated Notes ("Subordinated Notes") and $9.6 million of 10.75% economic development revenue bonds ("Bonds"). The total cost of the extinguishment of that debt of approximately $24.7 million was recorded in 2002 and consisted of: (1) a "Make Whole Amount" for the Subordinated Notes of approximately $17.0 million, (2) the defeasance costs on the Bonds of approximately $3.1 million, and (3) the write-off of deferred financing costs for both the Subordinated Notes and the Bonds of approximately $4.6 million, of which approximately $2.4 million represented a write-off of the then unamortized debt issue discount based on the fair value of warrants issued in connection with the Subordinated Notes on April 30, 2001. The Company recorded this loss in the financial statements for the period ended September 30, 2002. As described in Note 11 under "Litigation Involving Former Holders of Subordinated Notes," the Company has initiated litigation against the former holders of the Subordinated Notes seeking to recover the "Make Whole Amount" as an unenforceable penalty under Massachusetts case law.

(22) EMPLOYEE BENEFIT PLANS

        As part of the acquisition of the Canadian subsidiaries of the CSD from Safety-Kleen, the Company assumed responsibility for a defined benefit plan that covers 31 active non-supervisory Canadian employees. The following table presents the net periodic pension cost for the years ended December 31, (in thousands):

	2004	2003	2002
Service cost	$100	$80	$56
Interest cost	256	236	69
Expected return on fair value of assets	(266)	(285)	(108)
Net amortization and deferral	—	57	(56)

Net periodic pension cost	$90	$88	$(39)

        Weighted average assumptions used to determine net pension cost during the period:

	2004	2003	2002
Discount rate	5.50%	5.75%	6.0%
Expected return on fair value of assets	7.00%	7.00%	7.0%
Rate of compensation increase	4.68%	4.17%	3.9%

        The long-term rate-of-return-on-assets assumption was determined using a building-block method, which integrates historical inflation, real risk-free rates and risk premiums for the different asset categories forming the plan fund. A weighted average of the above result and the historical return of the plan's fund is then calculated. The current asset mix is assumed to remain constant and a 1% adjustment for investment and custodial fees is taken into account. Unless the result so obtained is significantly different from the previous year assumption, the long-term rate-of-return-on-assets assumption remains unchanged.

        The accumulated benefit obligation was $5.0 million and $4.5 million at December 31, 2004 and 2003, respectively.

        The following table sets forth the changes in benefit obligations, plan assets and the net pension liability accrued on the Company's consolidated balance sheets at December 31, (in thousands):

	2004	2003
Change in benefit obligations:
Benefit obligation at the beginning of year	$4,505	$3,495
Service cost	100	80
Interest cost	256	236
Employee contributions	29	24
Actuarial loss	42	36
Benefits paid	(191)	(161)
Currency translation	351	795

Benefit obligation at end of year	$5,092	$4,505

	2004	2003
Change in plan assets:
Fair value of plan assets at beginning of year	$3,826	$2,876
Actual return on plan assets	345	285
Employer contributions	149	140
Employee contributions	29	23
Benefits paid	(191)	(161)
Currency translation	309	663

Fair value of plan assets at end of year	$4,467	$3,826

	2004	2003
Amount underfunded	$(625)	$(679)
Unrecognized net actuarial loss	8	46
Unrecognized prior service cost	—	—
Currency translation	1	—

Pension liability accrued	$(616)	$(633)

        Weighted average assumptions used to determine pension benefit obligations at year end:

	2004	2003	2002
Discount rate	5.50%	5.75%	6.0%
Rate of compensation increase	4.68%	4.17%	3.9%

        The Company's investment policy targets a 30% to 65% allocation to equity securities, a 25% to 55% allocation to debt securities, and a 0% to 25% allocation to cash. The asset mix is frequently reviewed by the fund manager by examining the domestic and international macroeconomic factors and relative valuation levels of equity versus fixed income markets as well as internal forecasts of interest rate trends. The objective is to add value through longer-term asset mix positioning rather than short-term trading. The portfolio's volatility is kept to a minimum by implementing only incremental asset mix changes. It is believed that this investment policy fits the long-term nature of pension obligations.

        The Company's weighted average asset allocations at December 31, 2004 and 2003 are as follows:

	2004	2003
Equity securities	51%	49%
Debt securities	39%	42%
Cash and cash equivalents	10%	9%

Total	100%	100%

        The Company expects to contribute $161 thousand to this pension plan in 2005.

        Benefit payments including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows (in thousands):

2004
2005	$234
2006	236
2007	267
2008	275
2009	281
2010–2014	1,604

        The Company has a profit-sharing plan under Section 401(k) of the Internal Revenue Code covering substantially all U.S. employees. The plan allows employees to make contributions up to a specified percentage of their compensation. The Company makes discretionary partial matching contributions dependent on meeting profit targets established annually by the Board of Directors. The Company recognized income of $7 thousand for the plan in 2004 and expensed $438 thousand and $315 thousand for the plan in 2003 and 2002, respectively.

(23) SEGMENT REPORTING

        Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated on several factors, of which the primary financial measure is operating income before interest, taxes, depreciation, amortization, restructuring, non-recurring severance charges, other non-recurring refinancing-related expenses, (gain) loss on disposal of assets held for sale, other (income) expense, and loss of refinancings ("Adjusted EBITDA Contribution"). Transactions between the segments are accounted for at the Company's estimate of fair value based on similar transactions with outside customers. In general, SFAS No. 131 requires that business entities report selected information about operating segments in a manner consistent with that used for internal management reporting.

        The Company has two reportable segments: Technical Services and Site Services.

        Technical Services include:

  •
  treatment and disposal of industrial wastes, which includes physical treatment, resource recovery and fuels blending, incineration, landfills, wastewater treatment, lab chemical disposal and explosives management;

  •
  collection, transportation and logistics management;

  •
  categorization, specialized repackaging, treatment and disposal of laboratory chemicals and household hazardous wastes, which are referred to as CleanPack® services; and

  •
  Apollo Onsite Services, which provide customized environmental programs at customer sites.

        These services are provided through a network of service centers where a fleet of trucks, rail or other transport is dispatched to pick up customers' waste either on a pre-determined schedule or on demand, and then to deliver waste to a permitted facility. From the service centers, chemists can also be dispatched to a customer location for the collection of chemical waste for disposal.

        Site Services provide highly skilled experts utilizing specialty equipment and resources to perform services, such as industrial maintenance, surface remediation, groundwater restoration, site and facility decontamination, emergency response, site remediation, PCB disposal, oil disposal, analytical testing services, information management services and personnel training. The Company offers outsourcing services for customer environmental management programs as well, and provides analytical testing services, information management and personnel training services.

        The Company markets these services through its sales organizations and, in many instances, services in one area of the business support or lead to work in other service lines. Expenses associated with the sales organizations are allocated based on external revenues by segment.

        The operations not managed through the Company's two operating segments are presented herein as "Corporate Items." Corporate item revenues consist of two different operations where the revenues are insignificant and represents approximately one-tenth of one percent of the Company's total revenues. Corporate item cost of revenues represents certain central services that are not allocated to the segments for internal reporting purposes. Corporate item selling, general and administrative expenses include typical corporate items such as legal, accounting and other items of a general corporate nature that are not allocated to the Company's two segments.

        The following tables reconcile revenues from direct revenue to third party revenues for the twelve month periods ended December 31, 2004, 2003 and 2002. The Company analyzes results of operations based on direct revenues because the Company believes that these revenues and related expenses best reflect the mangement of operations.

	For the Twelve Months Ended December 31, 2004
	Technical Services	Site Services	Corporate Items	Totals
Direct revenue	$474,262	$169,479	$(522)	$643,219
Intersegment expenses	333,244	59,885	1,943	395,072

Gross revenues	807,506	229,364	1,421	1,038,291
Intersegment revenues	(362,889)	(30,755)	(1,428)	(395,072)

Third party revenues	$444,617	$198,609	$(7)	$643,219

	For the Twelve Months Ended December 31, 2003
	Technical Services	Site Services	Corporate Items	Totals
Direct revenue	$448,073	$163,697	$(801)	$610,969
Intersegment expenses	322,638	53,307	1,656	377,601

Gross revenues	770,711	217,004	855	988,570
Intersegment revenues	(347,934)	(29,262)	(405)	(377,601)

Third party revenues	$422,777	$187,742	$450	$610,969

	For the Twelve Months Ended December 31, 2002
	Technical Services	Site Services	Corporate Items	Totals
Direct revenue	$240,571	$107,367	$2,195	$350,133
Intersegment expenses	175,506	40,954	(88,338)	128,122

Gross revenues	416,077	148,321	(86,143)	478,255
Intersegment revenues	(195,992)	(19,448)	87,318	(128,122)

Third party revenues	$220,085	$128,873	$1,175	$350,133

        The following table presents information used by management by reported segment. Revenues from Technical and Site Services consist principally of external revenue from customers. Transactions between the segments are accounted for at the Company's estimate of fair value based on similar transactions with outside customers. Corporate Items revenues consist of revenues for miscellaneous services that are not part of a reportable segment. The Company does not allocate interest expense, income taxes, depreciation, amortization, accretion of environmental liabilities, non-recurring severance charges, other non-recurring refinancing-related expenses, (gain) loss on disposal of assets held for sale, other (income) expense, and loss on refinancings to segments. Certain reporting units have been reclassified to conform to the current year presentation (in thousands):

	For the Year Ended December 31,
	2004	(Restated) 2003	(Restated) 2002
Revenues:
Technical Services	$444,617	$422,777	$220,085
Site Services	198,609	187,742	128,873
Corporate Items	(7)	450	1,175

Total	643,219	610,969	350,133

Cost of Revenues:
Technical Services	297,926	290,882	144,730
Site Services	159,042	148,196	101,773
Corporate Items	7,870	14,383	5,966

Total	464,838	453,461	252,469

Selling, General & Administrative Expenses:
Technical Services	48,748	48,585	26,627
Site Services	18,449	16,999	11,734
Corporate Items	36,440	41,180	23,133

Total	103,637	106,764	61,494

Adjusted EBITDA:
Technical Services	97,943	83,310	48,728
Site Services	21,118	22,547	15,366
Corporate Items	(44,317)	(55,113)	(27,924)

Combined Adjusted EBITDA Contribution	74,744	50,744	36,170

Reconciliation to Consolidated Statements of Operations:
Depreciation and amortization	24,094	26,482	15,508
Accretion of environmental liabilities	10,394	11,114	1,199
Restructuring and non-recurring severance charges	25	1,250	750
Other non-recurring refinancing-related expenses	1,326	—	—
Gain on disposal of assets held for sale	(479)	—	—
Other acquisition costs	—	—	5,406

Income from operations	39,384	11,898	13,307
Other (income) expense	1,345	386	(105)
Loss on refinancings	7,099	—	24,658
Interest expense, net	22,297	23,724	13,414

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	$8,643	$(12,212)	$(24,660)

  Revenue, property, plant and equipment and intangible assets outside of the United States

        For the year ended December 31, 2004, the Company derived approximately $557.8 million or 86.7% of revenues from customers located in the United States and Puerto Rico, approximately $84.7 million or 13.2% of revenues from customers located in Canada, and less than 1.0% of revenues from customers in Mexico. For the year ended December 31, 2003, the Company derived approximately $540.7 million or 88.5% of revenues from customers located in the United States and Puerto Rico, approximately $70.3 million or 11.5% of revenues from customers located in Canada, and less than 1.0% of revenues from customers in Mexico. Prior to the acquisition of the CSD assets effective September 7, 2002, the Company derived substantially all of its revenues from environmental services provided to customers located in the United States and Puerto Rico. Following the acquisition of the CSD assets, the Company derived approximately $32.6 million or 9.3% of 2002 revenues from customers located in Canada.

        As of December 31, 2004, the Company had property, plant and equipment, net of depreciation and amortization of approximately $180.5 million, and permits and other intangible assets of $99.5 million. Of these totals, approximately $23.5 million or 13.0% of long-lived assets and $25.2 million or 25.3% of permits and other intangible assets were in Canada, with the balance being in the United States and Puerto Rico (except for insignificant assets in Mexico).

        The following table presents assets by reported segment and in the aggregate (in thousands):

	As of December 31,
	2004	2003
Property, plant & equipment, net
Technical Services	$153,733	$138,467
Site Services	10,475	12,215
Corporate or other assets	16,318	15,860

	$180,526	$166,542

Intangible assets:
Technical Services
Goodwill	$18,884	$18,884
Permits, net	77,419	76,214
Customer profile database, net	2,591	3,242

	98,894	98,340

Site Services
Goodwill	148	148
Permits, net	433	329
Customer profile database, net	20	26

	601	503

	$99,495	$98,843

        The following table presents the total assets by reported segment (in thousands):

	December 31, 2004	December 31, 2003
Site Services	$19,452	$19,821
Technical Services	277,678	265,309
Corporate Items	207,572	255,029

Total	$504,702	$540,159

        The following table presents the total assets by geographical area (in thousands):

	December 31, 2004	December 31, 2003
United States	$412,301	$470,006
Canada	92,401	70,153

Total	$504,702	$540,159

        Corporate items consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Cash	$42,904	$1,744
Accounts receivable, net	119,327	116,586
Prepaid expenses	7,204	6,819
Property held for sale	8,834	9,145
PPE, net	16,318	15,860
Deferred financing costs	8,950	6,297
Restricted cash	—	88,817
Deferred taxes	675	6,773
Other	3,360	2,988

Total	$207,572	$255,029

(24) QUARTERLY DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share amounts)
2004
Revenues	$142,757	$161,631	$162,650	$176,181
Cost of revenues	107,460	115,842	116,835	124,701
Income from operations	4,100	9,364	11,239	14,681
Other income (expense)	5,287	(6,635)	(85)	88
(Loss) on refinancing	—	(7,099)	—	—
Net income (loss)	2,817	(12,127)	4,441	7,469
Basic earnings (loss) per share	0.14	(1.63)	0.31	0.52
Diluted loss per share	(0.08)	(1.63)	0.25	0.42

	Revised First Quarter	Second Quarter	Third Quarter	(Restated) Fourth Quarter
	(in thousands except per share amounts)
2003
Revenues	$142,305	$172,035	$151,085	$145,544
Cost of revenues	106,614	131,797	108,687	106,363
Income (loss) from operations	(655)	280	6,456	5,525
Other income (expense)	17	162	8,755	(9,028)
Cumulative effect of change in accounting principle, net of income taxes	66	—	—	—
Net income (loss)	(7,202)	(6,799)	7,417	(11,016)
Basic earnings (loss) per share	(0.60)	(0.57)	0.48	(0.85)
Diluted loss per share	(0.60)	(0.57)	(0.09)	(0.85)

        As further discussed in Note 2, "Restatement of Financial Statements" and in connection with the preparation of its financial statements for the year ended December 31, 2004, the Company concluded that its previous methodology for estimating its self-insured workers compensation and motor vehicle insurance claims resulted in an understatement of its self-insured liabilities. The correction of the errors resulted in a charge to earnings in the fourth quarter of 2004 of $157 thousand or $(0.01) per basic and diluted share. The Company corrected the error for 2003 by restating the fourth quarter, which resulted in an increase in the previously reported cost of revenues of $255 thousand or a decrease of $0.01 per basic and diluted share.

        As further discussed in Note 21, "Loss on Refinancings," in the second quarter of 2004, the Company refinanced its then outstanding debt, redeemed its then outstanding Series C Preferred Stock and settled the related Embedded Derivative liability that resulted in net refinancing costs of $7.1 million.

        As further discussed in Note 18, "Redeemable Series C Preferred Stock," the Company had outstanding prior to June 30, 2004, 25,000 shares of Series C Convertible Preferred Stock which consisted of two components, namely, the Host Contract and an Embedded Derivative which reflected the right of the holders of the Series C Preferred Stock to convert into the Company's common stock on the terms set forth in the Series C Preferred Stock. The value of the Embedded Derivative was periodically marked to market which resulted in the inclusion of the following gains (losses) as a component of other income (expense):

Quarter Ended	Amount
(in thousands)
2004
First	$5,287
Second	(6,877)
2003
First	$17
Second	429
Third	8,748
Fourth	(9,573)

        For the first quarter of 2003, the loss from operations of $0.7 million and the net loss of $7.2 million was a result of reduced revenues due to the seasonal nature of certain services, generally weak economic conditions, and the relatively short period of time that had passed since the Company's September 2002 acquisition of the Chemical Services Division of Safety-Kleen Corp. that precluded the Company from then eliminating duplicative costs that resulted from the acquisition.

        For the second quarter of 2003, the reduced level of income from operations of $0.3 million and the net loss of $6.8 million was a result of generally weak economic conditions, and the relatively short period of time that had passed since the Company's September 2002 acquisition of the Chemical Services Division of Safety-Kleen Corp. that precluded the Company from then eliminating duplicative costs that resulted from the acquisition.

        Earnings per share are computed independently for each of the quarters presented. Due to this, the 2004 quarterly basic and diluted earnings (loss) per share and the 2003 quarterly diluted loss per share do not equal the total computed for the year.

        The Company revised results for the first quarter of 2003 to reflect an increase of $58 thousand in previously reported cumulative effect of change in accounting principle, net of taxes. This change did not result in a change from previously reported basic and diluted loss per share of $(0.60).

(25) GUARANTOR AND NON-GUARANTOR SUBSIDIARIES

        As further described in Note 10, "Financing Arrangements," on June 30, 2004, $150.0 million of Senior Secured Notes were issued by the parent company, Clean Harbors, Inc., and were guaranteed by all of the parent's material subsidiaries organized in the United States. The notes are not guaranteed by the Company's Canadian and Mexican subsidiaries. The following presents condensed consolidating financial statements for the parent company, the guarantor subsidiaries and the non-guarantor subsidiaries, respectively.

        In addition, as part of the refinancing of the Company's debt, one of the parent's Canadian subsidiaries made a $91.7 million (U.S.) investment in the preferred stock of one of the parent's domestic subsidiaries and issued, in partial payment for such investment, a promissory note for $89.4 million (U.S.) payable to one of the parent's domestic subsidiaries. The dividend rate on such preferred stock is 11.125% per annum and the interest rate on such promissory note is 11.0% per annum. The effect of this transaction was to increase stockholders' equity of a U.S. guarantor subsidiary, to increase interest income of a U.S. guarantor subsidiary, to increase debt of a foreign non-guarantor subsidiary, and to increase interest expense of a foreign non-guarantor subsidiary.

'

        Following is the condensed consolidating balance sheet at December 31, 2004 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets:
Cash and cash equivalents	$76	$20,984	$—	$10,021	$—	$31,081
Marketable securities	10,000	6,800	—	—	—	16,800
Accounts receivable, net	9	100,547	—	20,330	—	120,886
Unbilled accounts receivable	—	2,817	—	2,560	—	5,377
Intercompany receivables	17,139	—	8	6,050	(23,197)	—
Deferred costs	—	3,965	—	958	—	4,923
Prepaid expenses	2,951	9,957	—	499	—	13,407
Supplies inventories	—	9,656	—	662	—	10,318
Properties held for sale	—	8,849	—	—	—	8,849
Property, plant and equipment, net	—	156,905	—	23,621	—	180,526
Deferred financing costs	8,935	—	—	15	—	8,950
Goodwill, net	—	19,032	—	—	—	19,032
Permits and other intangibles, net	—	55,236	—	25,227	—	80,463
Investments in subsidiaries	133,504	44,385	—	91,654	(269,543)	—
Deferred tax asset	—	—	—	676	—	676
Intercompany note receivable	—	99,717	—	3,701	(103,418)	—
Other assets	—	1,560	—	1,854	—	3,414

Total assets	$172,614	$540,410	$8	$187,828	$(396,158)	$504,702

Liabilities and Stockholders' Equity:
Uncashed checks	$—	$4,769	$—	$1,773	$—	$6,542
Accounts payable	—	57,716	—	12,647	—	70,363
Accrued disposal costs	—	1,630	—	1,402	—	3,032
Deferred revenue	—	17,236	—	4,824	—	22,060
Other accrued expenses	8,675	28,890	—	3,489	—	41,054
Income taxes payable	1,078	310	—	914	—	2,302
Intercompany payables	—	23,197	—	—	(23,197)	—
Closure, post-closure and remedial liabilities	—	166,211	—	15,057	—	181,268
Long-term obligations	148,122	—	—	—	—	148,122
Capital lease obligations	—	4,160	—	847	—	5,007
Other long-term liabilities	—	—	—	13,298	—	13,298
Intercompany note payable	3,701	—	—	99,717	(103,418)	—
Accrued pension cost	—	—	—	616	—	616

Total liabilities	161,576	304,119	—	154,584	(126,615)	493,664
Stockholders' Equity:
Series B convertible preferred stock	1	—	—	—	—	1
Common stock	143	—	—	2,236	(2,236)	143
Additional paid-in capital	62,165	206,787	—	4,049	(210,836)	62,165
Accumulated other comprehensive income	8,667	14,473	—	(1,632)	(12,841)	8,667
Retained earnings (deficit)	(59,938)	15,031	8	28,591	(43,630)	(59,938)

Total stockholders' equity	11,038	236,291	8	33,244	(269,543)	11,038

Total liabilities and stockholders' equity	$172,614	$540,410	$8	$187,828	$(396,158)	$504,702

        Following is the condensed consolidating balance sheet at December 31, 2003 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	(Restated) Total
Assets:
Cash and cash equivalents	$—	$5,313	$14	$1,004	$—	$6,331
Accounts receivable, net	—	97,255	—	17,174	—	114,429
Unbilled accounts receivable	—	7,030	—	2,446	—	9,476
Intercompany receivables	2,056	—	305	213	(2,574)	—
Deferred costs	—	4,587	—	808	—	5,395
Prepaid expenses	1,597	6,699	—	286	—	8,582
Supplies inventories	—	8,522	—	496	—	9,018
Properties held for sale	—	12,690	—	—	—	12,690
Property, plant and equipment, net	—	150,755	—	15,787	—	166,542
Restricted cash and cash equivalents	88,817	—	—	—	—	88,817
Deferred financing costs	6,277	—	—	20	—	6,297
Goodwill, net	—	19,032	—	—	—	19,032
Permits and other intangibles, net	—	58,840	—	20,971	—	79,811
Investments in subsidiaries	116,767	—	—	—	(116,767)	—
Intercompany note receivable	—	—	—	24,209	(24,209)	—
Deferred tax asset	—	—	—	6,772	—	6,772
Other assets	—	5,045	—	1,922	—	6,967

Total assets	$215,514	$375,768	$319	$92,108	$(143,550)	$540,159

Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity:
Uncashed checks	$—	$5,139	$—	$844	$—	$5,983
Revolving credit facility	33,493	—	—	1,798	—	35,291
Accounts payable	—	50,813	—	9,798	—	60,611
Accrued disposal costs	—	1,492	—	529	—	2,021
Deferred revenue	—	18,644	—	4,155	—	22,799
Other accrued expenses	1,710	29,250	17	2,880	—	33,857
Income taxes payable	203	221	—	2,199	—	2,623
Intercompany payables	—	2,574	—	—	(2,574)	—
Closure, post-closure and remedial liabilities	—	169,191	—	13,940	—	183,131
Long-term obligations	147,209	—	—	—	—	147,209
Capital lease obligations	—	4,167	—	452	—	4,619
Other long-term liabilities	9,572	—	—	8,483	—	18,055
Intercompany note payable	—	24,209	—	—	(24,209)	—
Accrued pension cost	—	—	—	633	—	633

Total liabilities	192,187	305,700	17	45,711	(26,783)	516,832
Redeemable Series C Convertible Preferred Stock	15,631	—	—	—	—	15,631
Stockholders' Equity:
Series B convertible preferred stock	1	—	—	—	—	1
Common stock	139	—	300	—	(300)	139
Additional paid-in capital	63,642	90,413	—	24,987	(115,400)	63,642
Accumulated other comprehensive income	6,452	—	—	6,452	(6,452)	6,452
Retained earnings (deficit)	(62,538)	(20,345)	2	14,958	5,385	(62,538)

Total stockholders' equity	7,696	70,068	302	46,397	(116,767)	7,696

Total liabilities, redeemable convertible preferred stock and stockholders' equity	$215,514	$375,768	$319	$92,108	$(143,550)	$540,159

        Following is the consolidating statement of operations for the year ended December 31, 2004 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenues	$—	$530,124	$61	$129,056	$(16,022)	$643,219
Cost of revenues (exclusive of items shown separately below)	—	395,727	12	85,072	(15,973)	464,838
Selling, general and administrative expenses	35	82,980	43	21,500	(49)	104,509
Accretion of environmental liabilities	—	9,702	—	692	—	10,394
Depreciation and amortization	—	21,086	—	3,008	—	24,094

Income (loss) from operations	(35)	20,629	6	18,784	—	39,384
Other income (expense)	(1,590)	245	—	—	—	(1,345)
Equity in earnings of subsidiaries	35,761	7,843	—	—	(43,604)	—
(Loss) on refinancing	(7,099)	—	—	—	—	(7,099)
Intercompany dividend income (expense)	—	—	—	5,411	(5,411)	—
Intercompany interest income (expense)	—	5,223	—	(5,223)	—	—
Interest (expense), net	(23,475)	1,478	—	(300)	—	(22,297)

Income (loss) before provision for income taxes	3,562	35,418	6	18,672	(49,015)	8,643
Provision for income taxes	962	42	—	5,039	—	6,043

Net income (loss)	$2,600	$35,376	$6	$13,633	$(49,015)	$2,600

        Following is the consolidating statement of operations for the year ended December 31, 2003 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	(Restated) Total
Revenues	$—	$509,266	$50	$116,393	$(14,740)	$610,969
Cost of revenues (exclusive of items shown separately below)	—	393,334	8	74,804	(14,685)	453,461
Selling, general and administrative expenses	314	86,852	54	21,265	(55)	108,430
Accretion of environmental liabilities	—	10,558	—	556	—	11,114
Depreciation and amortization	—	22,401	—	4,081	—	26,482
Restructuring	—	(124)	—	—	—	(124)

Income (loss) from operations	(314)	(3,755)	(12)	15,687	—	11,606
Other income (expense)	(94)	—	—	—	—	(94)
Equity in earnings of subsidiaries	4,982	—	—	—	(4,982)	—
Interest (expense), net	(22,167)	(1,301)	—	(256)	—	(23,724)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(17,593)	(5,056)	(12)	15,431	(4,982)	(12,212)
Provision for income taxes	7	182	(4)	5,137	—	5,322

Income (loss) before cumulative effect of change in accounting principle	(17,600)	(5,238)	(8)	10,294	(4,982)	(17,534)
Cumulative effect of change in accounting principle, net of tax	—	169	—	(103)	—	66

Net income (loss)	$(17,600)	$(5,407)	$(8)	$10,397	$(4,982)	$(17,600)

        Following is the consolidating statement of operations for the year ended December 31, 2002 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	(Restated) Total
Revenues	$—	$317,311	$50	$35,926	$(3,154)	$350,133
Cost of revenues (exclusive of items shown separately below)	—	232,835	3	22,738	(3,107)	252,469
Selling, general and administrative expenses	166	56,335	47	5,017	(47)	61,518
Accretion of environmental liabilities	—	1,147	—	52	—	1,199
Depreciation and amortization	—	14,621	—	887	—	15,508
Restructuring	—	750	—	—	—	750
Other acquisition costs	—	5,406	—	—	—	5,406

Income from operations	(166)	6,217	—	7,232	—	13,283
Other income (expense)	129	—	—	—	—	129
(Loss) on refinancing	(21,266)	(3,392)	—	—	—	(24,658)
Equity in earnings of subsidiaries	6,037	—	—	—	(6,037)	—
Interest (expense), net	(13,231)	(182)	—	(1)	—	(13,414)

Income (loss) before provision for income taxes	(28,497)	2,643	—	7,231	(6,037)	(24,660)
Provision for income taxes	(50)	1,167	—	2,670	—	3,787

Net income (loss)	$(28,447)	$1,476	$—	$4,561	$(6,037)	$(28,447)

        Following is the condensed consolidating statement of cash flows for the year ended December 31, 2004 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net cash (used in) provided by operating activities	$30,062	$51,040	$(14)	$14,976	$(43,604)	$52,460

Cash flows from investing activities:
Additions to property, plant and equipment	—	(21,017)	—	(5,326)	—	(26,343)
Cost of restricted investments purchased	(4,390)	—	—	—	—	(4,390)
Proceeds from sales of restricted investments	93,207	—	—	—	—	93,207
Purchases of marketable securities	(80,925)	(9,800)	—	—	—	(90,725)
Sales of marketable securities	70,925	3,000	—	—	—	73,925
Proceeds from sale of fixed assets	—	2,184	—	—	—	2,184
Increase in permits	—	(227)	—	—	—	(227)
Investment in subsidiaries	(35,761)	(7,843)	—	(90,320)	133,924	—

Net cash (used in) provided by investing activities	43,056	(33,703)	—	(95,646)	133,924	47,631

Cash flows from financing activities:
Repayments on Senior Loans	(107,209)	—	—	—	—	(107,209)
Issuance of Senior Secured Notes	148,045	—	—	—	—	148,045
Net repayments under revolving credit facility	(33,492)	—	—	(1,676)	—	(35,168)
Redemption of Series C Preferred Stock	(25,000)	—	—	—	—	(25,000)
Change in uncashed checks	—	(370)	—	789	—	419
Proceeds from exercise of stock options	386	—	—	—	—	386
Dividend payments on preferred stock	(2,187)	—	—	—	—	(2,187)
Deferred financing costs incurred	(10,289)	—	—	—	—	(10,289)
Proceeds from employee stock purchase plan	487	—	—	—	—	487
Payments of capital leases	—	(1,296)	—	(180)	—	(1,476)
Repayment of Subordinated Loans	(40,000)	—	—	—	—	(40,000)
Intercompany note	—	(90,320)	—	90,320	—	—
Issuance of preferred stock	—	90,320	—	—	(90,320)	—
Debt extinguishment payments	(3,420)	—	—	—	—	(3,420)
Cash paid in lieu of warrants	(363)	—	—	—	—	(363)

Net cash (used in) provided by financing activities	(73,042)	(1,666)	—	89,253	(90,320)	(75,775)

Increase (decrease) in cash and cash equivalents	76	15,671	(14)	8,583	—	24,316
Effect of exchange rate change on cash	—	—	—	434	—	434
Cash and cash equivalents, beginning of year	—	5,313	14	1,004	—	6,331

Cash and cash equivalents, end of year	$76	$20,984	$—	$10,021	$—	$31,081

        Following is the condensed consolidating statement of cash flows for the year ended December 31, 2003 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net cash (used in) provided by operating activities	$19,279	$6,447	$(8)	$18,121	$(4,982)	$38,857

Cash flows from investing activities:
Acquisition of CSD assets	7,890	—	—	—	—	7,890
Additions to property, plant and equipment	—	(32,186)	—	(2,646)	—	(34,832)
Cost of restricted investments purchased	(34,881)	—	—	—	—	(34,881)
Investment in subsidiaries	(4,982)	—	—	—	4,982	—
Proceeds from sales of restricted investments	6,317	256	—	—	—	6,573
Proceeds from sale of fixed assets	—	2,239	—	13	—	2,252

Net cash (used in) provided by investing activities	(25,656)	(29,691)	—	(2,633)	4,982	(52,998)

Cash flows from financing activities:
Repayments on Senior Loans	(7,791)	—	—	—	—	(7,791)
Net borrowings under revolving credit facility	15,784	—	—	1,666	—	17,450
Intercompany notes	—	24,209	—	(24,209)	—	—
Change in uncashed checks	—	(2,094)	—	782	—	(1,312)
Proceeds from exercise of stock options	520	—	—	—	—	520
Dividend payments on preferred stock	(974)	—	—	—	—	(974)
Deferred financing costs incurred	(1,704)	—	—	(23)	—	(1,727)
Proceeds from employee stock purchase plan	542	—	—	—	—	542
Payments on capital leases	—	(789)	—	(50)	—	(839)

Net cash (used in) provided by financing activities	6,377	21,326	—	(21,834)	—	5,869

Decrease in cash and cash equivalents	—	(1,918)	(8)	(6,346)	—	(8,272)
Effect of exchange rate change on cash	—	—	—	921	—	921
Cash and cash equivalents, beginning of year	—	7,231	22	6,429	—	13,682

Cash and cash equivalents, end of year	$—	$5,313	$14	$1,004	$—	$6,331

        Following is the condensed consolidating statement of cash flows for the year ended December 31, 2002 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net cash (used in) provided by operating activities	$(13,421)	$15,692	$(1)	$9,416	$(6,037)	$5,649

Cash flows from investing activities:
Acquisition of CSD assets	(34,330)	(7,415)	—	(2,472)	—	(44,217)
Additions to property, plant and equipment	—	(11,981)	—	(479)	—	(12,460)
Cost of restricted investments purchased	(60,256)	—	—	—	—	(60,256)
Investment in subsidiaries	(6,037)	—	—	—	6,037	—
Proceeds from sales of restricted investments	—	792	—	—	—	792
Proceeds from sale of fixed assets	—	402	—	—	—	402

Net cash (used in) provided by investing activities	(100,623)	(18,202)	—	(2,951)	6,037	(115,739)

Cash flows from financing activities:
Issuance of Senior Loans	115,000	—	—	—	—	115,000
Net borrowings under revolving credit facility	17,709	—	—	—	—	17,709
Issuance of preferred stock and embedded derivative	25,000	—	—	—	—	25,000
Issuance costs of preferred stock	(2,891)	—	—	—	—	(2,891)
Payments on long-term obligations	(21,424)	—	—	—	—	(21,424)
Change in uncashed checks	—	3,049	—	—	—	3,049
Proceeds from exercise of stock options	982	—	—	—	—	982
Dividend payments on preferred stock	(536)	—	—	—	—	(536)
Deferred financing costs incurred	(8,222)	—	—	—	—	(8,222)
Proceeds from employee stock purchase plan	274	—	—	—	—	274
Issuance of Subordinated Loans	40,000	—	—	—	—	40,000
Repayment of Subordinated Notes	(35,000)	—	—	—	—	(35,000)
Borrowings on Term Notes	3,200	—	—	—	—	3,200
Debt extinguishment payments	(20,048)	—	—	—	—	(20,048)

Net cash provided by financing activities	114,044	3,049	—	—	—	117,093

Increase (decrease) in cash and cash equivalents	—	539	(1)	6,465	—	7,003
Effect of exchange rate change on cash	—	—	—	(36)	—	(36)
Cash and cash equivalents, beginning of year	—	6,692	23	—	—	6,715

Cash and cash equivalents, end of year	$—	$7,231	$22	$6,429	$—	$13,682

CLEAN HARBORS, INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For the Three Years Ended December 31, 2004

(in thousands)

Allowance for Doubtful Accounts	Balance Beginning Of Period	Additions Charged to Operating Expense	Deductions From Reserves(a)	Balance End of Period
2002	$1,698	$842	$152	$2,388
2003	$2,388	$2,439	$1,255	$3,572
2004	$3,572	$1,232	$1,081	$3,723

(a)
Amounts deemed uncollectible, net of recoveries.

Sales Allowance	Balance End of Period
2002	$1,725
2003	$1,376
2004	$1,602

CLEAN HARBORS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS
Unaudited
(in thousands)

	June 30, 2005	December 31, 2004
Current assets:
Cash and cash equivalents	$50,248	$31,081
Marketable securities	—	16,800
Accounts receivable, net of allowance for doubtful accounts of $2,657 and $3,723, respectively	122,460	120,886
Unbilled accounts receivable	6,894	5,377
Deferred costs	3,953	4,923
Prepaid expenses	10,473	13,407
Supplies inventories	11,143	10,318
Deferred tax asset	184	188
Income tax receivable	1,444	—
Properties held for sale	8,633	8,849

Total current assets	215,432	211,829

Property, plant, and equipment:
Land	13,959	13,992
Landfill assets	10,581	6,396
Buildings and improvements	92,255	90,045
Vehicles	14,673	12,879
Equipment	196,759	191,348
Furniture and fixtures	2,281	2,283
Construction in progress	9,709	13,635

	340,217	330,578
Less—accumulated depreciation and amortization	161,273	150,052

	178,944	180,526

Other assets:
Deferred financing costs	8,298	8,950
Goodwill	19,032	19,032
Permits and other intangibles, net of accumulated depreciation of $25,332 and $22,557, respectively	78,086	80,463
Deferred tax asset	480	488
Other	3,498	3,414

	109,394	112,347

Total assets	$503,770	$504,702

The accompanying notes are an integral part of these consolidated financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY
Unaudited
(dollars in thousands)

	June 30, 2005	December 31, 2004
Current liabilities:
Uncashed checks	$4,609	$6,542
Current portion of capital lease obligations	1,625	1,522
Accounts payable	66,794	70,363
Accrued disposal costs	2,841	3,032
Deferred revenue	17,697	22,060
Other accrued expenses	42,272	41,054
Current portion of closure, post-closure and remedial liabilities	13,886	14,258
Income taxes payable	736	2,302

Total current liabilities	150,460	161,133

Other liabilities:
Closure and post-closure liabilities, less current portion of $2,776 and $2,930, respectively	23,888	22,721
Remedial liabilities, less current portion of $11,110 and $11,328, respectively	137,616	144,289
Long-term obligations	148,204	148,122
Capital lease obligations, less current portion	3,585	3,485
Other long-term liabilities	13,057	13,298
Accrued pension cost	598	616

Total other liabilities	326,948	332,531

Commitments and contingent liabilities
Redeemable Series C redeemable preferred stock and dividends and accretion on preferred stock, $.01 par value: authorized 0 and 25,000 shares, respectively; issued and outstanding—none	—	—
Stockholders' equity:
Preferred stock, $.01 par value:
Series A convertible preferred stock; Authorized 0 and 894,585 shares, respectively; issued and outstanding—none	—	—
Series B convertible preferred stock; Authorized 156,416 shares; issued and outstanding 70,000 shares (liquidation preference of $3.5 million)	1	1
Common stock, $.01 par value:
Authorized 40,000,000 and 20,000,000 shares, respectively; issued and outstanding 15,364,211 and 14,327,224 shares, respectively	154	143
Additional paid-in capital	66,008	62,165
Accumulated other comprehensive income	7,925	8,667
Accumulated deficit	(47,726)	(59,938)

Total stockholders' equity	26,362	11,038

Total liabilities, redeemable convertible preferred stock and stockholders' equity	$503,770	$504,702

The accompanying notes are an integral part of these consolidated financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(in thousands except per share amounts)

	Six Months Ended June 30,
	2005	2004
Revenues	$338,876	$304,388
Cost of revenues (exclusive of items shown separately below)	244,981	223,302
Selling, general and administrative expenses	49,669	50,998
Accretion of environmental liabilities	5,250	5,207
Depreciation and amortization	14,354	11,661

Income from operations	24,622	13,220
Other income (expense), net	510	(1,104)
Loss on refinancing	—	(7,099)
Interest (expense), net of interest income of $258 and $480 for the quarter and year-to-date ending 2005 and $227 and $498 for the quarter and year-to- date ending 2004, respectively	(11,907)	(10,801)

Income (loss) before provision for income taxes	13,225	(5,784)
Provision for income taxes	1,013	3,526

Net income (loss)	12,212	(9,310)
Redemption of Series C Preferred Stock and dividends and accretion on preferred stocks	140	11,616

Net income (loss) attributable to common shareholders	$12,072	$(20,926)

Earnings (loss) per share:
Basic earnings (loss) attributable to common shareholders	$.81	$(1.49)

Diluted earnings (loss) attributable to common shareholders	$.71	$(1.49)

Weighted average common shares outstanding	14,913	14,002

Weighted average common shares outstanding plus potentially dilutive common shares	17,142	14,002

The accompanying notes are an integral part of these consolidated financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(in thousands)

	Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Net income (loss)	$12,212	$(9,310)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	14,354	11,661
Allowance for doubtful accounts	(372)	479
Amortization of deferred financing costs	739	1,558
Accretion of environmental liabilities	5,250	5,207
Amortization of debt discount	83	—
Loss (gain) on sale of fixed assets	54	(486)
Stock options expensed	47	—
Loss on refinancing	—	7,099
Loss on embedded derivative	—	1,590
Foreign currency gain on intercompany transactions	(404)	(600)
Changes in assets and liabilities:
Accounts receivable	(1,465)	259
Unbilled accounts receivable	(1,567)	1,159
Deferred costs	952	(54)
Prepaid expenses	2,928	(1,477)
Supplies inventories	(837)	(776)
Other assets	(122)	(1,170)
Accounts payable	(5,399)	(945)
Closure, post-closure and remedial liabilities	(11,311)	(5,715)
Deferred revenue	(4,273)	699
Accrued disposal costs	(164)	464
Other accrued expenses	1,299	2,878
Income taxes payable/receivable, net	(2,970)	2,510

Net cash provided by operating activities	9,034	15,030

Cash flows from investing activities:
Additions to property, plant and equipment	(6,980)	(12,887)
Proceeds from sales of restricted investments	—	89,294
Cost of restricted investments purchased	—	(4,390)
Increase in permits	(892)	—
Sales of marketable securities	16,800	—
Proceeds from sales of fixed assets	375	665

Net cash provided by investing activities	9,303	72,682

Cash flows from financing activities:
Repayments on Senior Loans	—	(107,209)
Issuance of Senior Secured Notes	—	148,045
Repayments of Subordinated Loans	—	(40,000)
Net repayments under revolving credit facility	—	(35,168)
Redemption of Series C Convertible Preferred Stock	—	(25,000)
Change in uncashed checks	(1,887)	(1,104)
Proceeds from exercise of stock options	3,691	155
Deferred financing costs incurred	(86)	(10,164)
Proceeds from employee stock purchase plan	256	247
Dividend payments on preferred stock	(140)	(1,963)
Payments on capital leases	(888)	(730)
Cash paid in lieu of warrants	—	(363)
Debt extinguishment payments	—	(3,420)

Net cash provided by (used in) financing activities	946	(76,674)

Increase in cash and cash equivalents	19,283	11,038
Effect of exchange rate change on cash	(116)	20
Cash and cash equivalents, beginning of period	31,081	6,331

Cash and cash equivalents, end of period	$50,248	$17,389

Supplemental information:
Non cash investing and financing activities:
Stock dividend on preferred stock	$—	$224
New capital lease obligations	$1,107	$1,469

The accompanying notes are an integral part of these consolidated financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Unaudited
(in thousands)

	Series B Preferred Stock
			Common Stock
								Retained Earnings/ (Accumulated Deficit)
	Number of Shares	$0.01 Par Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity
Balance at December 31, 2004	70	$1	14,327	$143	$62,165	—	$8,667	$(59,938)	$11,038
Net income	—	—	—	—	—	$12,212	—	12,212	12,212
Foreign currency translation	—	—	—	—	—	(742)	(742)	—	(742)

Comprehensive loss	—	—	—	—	—	$11,470	—	—	—

Series B preferred stock dividends	—	—	—	—	(140)		—	—	(140)
Exercise of warrants	—	—	420	4	(4)		—	—	—
Stock option expense	—	—	—	—	47		—	—	47
Exercise of stock options	—	—	594	5	3,686		—	—	3,691
Employee stock purchase plan	—	—	23	2	254		—	—	256

Balance at June 30, 2005	70	$1	15,364	$154	$66,008		$7,925	$(47,726)	$26,362

The accompanying notes are an integral part of these consolidated financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

        The accompanying consolidated interim financial statements include the accounts of Clean Harbors, Inc. and its wholly-owned subsidiaries (collectively, "Clean Harbors" or the "Company") and have been prepared on a basis consistent with the annual financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of management, include all adjustments which, except as described elsewhere herein, are of a normal recurring nature, necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results for interim periods are not necessarily indicative of results for the entire year. The financial statements presented herein should be read in connection with the financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements. These estimates and assumptions will also affect the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ materially based on any changes in the estimates and assumptions that the Company uses in the preparation of its financial statements. Additionally, the estimates and assumptions used in determining landfill airspace amortization rates per cubic yard, capping, closure and post-closure liabilities as well as environmental remediation liabilities require significant engineering and accounting input. The Company reviews these estimates and assumptions on an ongoing basis. In many circumstances, the ultimate outcome of these estimates and assumptions may not be known for decades into the future. Actual results could differ materially from these estimates and assumptions due to changes in environmental-related regulations or future operational plans, and the inherent imprecision associated with estimating matters so far into the future.

        Certain reclassifications have been made in the prior period's Consolidated Financial Statements to conform to the presentation for the period ended June 30, 2005.

(2) Acquisition

        As more fully described in the Form 10-K for the year ended December 31, 2004, the Company purchased from Safety-Kleen Services, Inc. (the "Seller") and certain of the Seller's domestic subsidiaries substantially all of the assets of the Chemical Services Division (the "CSD") of Safety-Kleen Corp. ("Safety-Kleen"), effective September 7, 2002. The sale included the operating assets of certain of the Seller's subsidiaries in the United States and the stock of five of the Seller's subsidiaries in Canada.

        In accordance with the Acquisition Agreement between the Seller and the Company dated February 22, 2002, as amended through September 6, 2002, the Company purchased the assets of the CSD for $26.6 million in net cash, and incurred direct costs related to the transaction of $9.7 million for a total purchase price of $36.3 million. In addition, the Company assumed with the transaction certain environmental liabilities then valued at $184.5 million.

(3) Significant Accounting Policies

  (a) Revenue Recognition

        The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is reasonably assured.

        The Company provides a wide range of environmental services through two major segments: Technical Services and Site Services. Technical Services involve (i) services for collection, transportation and logistics management, (ii) services for the categorizing, packaging and removal of laboratory chemicals (Cleanpack®), and (iii) services related to the treatment and disposal of hazardous wastes. Site Services involve a wide range of services to maintain industrial facilities and process equipment, as well as clean up or contain actual or threatened releases of hazardous materials into the environment. Revenues for all services with the exception of services for the treatment and disposal of hazardous waste are recorded as services are rendered. Revenues for disposing of hazardous waste are recognized upon completion of wastewater treatment, landfill or incineration of the waste at a Company-owned site or when the waste is shipped to a third party for processing and disposal. Revenues from waste that is not yet completely processed and the related costs are deferred until services are completed. Revenue is recognized on contracts with retainage when services have been rendered and collectability is reasonably assured.

  (b) Operating Leases

        The Company leases rolling stock, equipment, real estate and office equipment under operating leases. Certain real estate leases contain rent holidays and rent escalation clauses. Most of our real estate lease agreements include renewal periods at the Company's option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space.

  (c) Closure and Post-Closure Liabilities

        As further described in Note 4, "Significant Accounting Policies," under item (m) "Closure and Post Closure Liabilities," in the Form 10-K/A for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on April 29, 2005, effective January 1, 2003, the Company adopted Statement of Accounting Standards "SFAS" No. 143, "Accounting for Asset Retirement Obligations." The following disclosure enhances the previously made disclosures.

  Inflation Rate and Credit-Adjusted Risk-Free Interest Rate

        The Company uses an inflation rate published by the US Department of Labor Bureau of Labor Statistics that excludes the more volatile items of food and energy.

        For the asset retirement obligations incurred in 2005 and 2004, the Company estimated its credit-adjusted risk-free interest rate by adjusting the then current yield based on market prices of its $150 million Senior Secured Notes by the difference between the yield of a US treasury note of the same duration as the Senior Secured Notes and the yield on the 30 year U.S. Treasury Bond.

  Financial Assurance

        Prior to the adoption of SFAS No. 143, the Company accrued the cost of financial assurance relating to both landfill and non-landfill closure and to both landfill and non-landfill post-closure care, if required, under SFAS No. 5, "Accounting for Contingencies." Under SFAS No. 143, financial assurance is no longer included as a component of closure or post-closure costs. SFAS No. 143 requires the cost of financial assurance to be expensed as incurred, and SFAS No. 143 requires the cost of financial assurance to be considered in the determination of the credit-adjusted risk-free interest rate.

  Non-Landfill Closure and Post-Closure

        Non-landfill closure costs include costs required to dismantle and decontaminate certain structures and other costs incurred during the closure process. Post-closure costs, if required, include associated maintenance and monitoring costs and financial assurance costs as required by the closure permit. Post-closure periods are performance-based and are not generally specified in terms of years in the closure permit, but may generally range from 10 to 30 years. The requirement to incur non-landfill closure and post-closure costs arise with the commencement of facility operations. Previous to the implementation of SFAS No. 143, the Company expensed non-landfill closure and post-closure costs when the decision was made to close a facility.

        The Company records its non-landfill closure and post-closure liability by (i) estimating the current cost of closing a non-landfill facility and the post closure care of that facility, if required, based upon the closure plan that the Company is required to follow under its operating permit, or in the event the facility operates with a permit that does not contain a closure plan, based upon legally enforceable closure commitments made by the Company to various governmental agencies, (ii) using probability scenarios as to when in the future operations may cease, (iii) inflating the current cost of closing the non-landfill facility on a probability weighted basis using the inflation rate to the time of closing under each probability scenario, and (iv) discounting the future value of each closing scenario back to the present using the credit-adjusted risk-free interest rate. Prior to the implementation of SFAS No. 143, these obligations were expensed in the period that a decision was made to close a facility.

  (d) Stock Options

        The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related Interpretations in accounting for its stock-based employee compensation plans. SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company has elected to continue to apply the accounting provisions of APB Opinion No. 25 for stock options. Accordingly, no stock-based employee compensation cost is reflected in net income, as all options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant dates, as calculated in accordance with SFAS No. 123, the Company's net income (loss) attributable to common shareholders and earnings (loss) per common share for the six-month periods ended June 30, 2005 and

2004, would approximate the pro forma amounts as compared to the amounts reported (dollars in thousands except for per share amounts):

	Six Months Ended June 30,
	2005	2004
Net income (loss) attributable to common shareholders	$12,072	$(20,926)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects	842	1,008

Pro forma net income (loss) attributable to common shareholders	$11,230	$(21,934)

Earnings (loss) per share:
Basic as reported	$0.81	$(1.49)
Basic pro forma	$0.75	$(1.57)
Diluted as reported	$0.71	$(1.49)
Diluted pro forma	$0.66	$(1.57)

  (e) New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires companies to report compensation cost relating to share-based payment transactions to be recognized in financial statements. That cost will be measured based upon the fair value of the equity or liability instruments issued. On March 29, 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 107, "Share-Based Payment," that expresses the views of the SEC staff regarding the application of SFAS No. 123(R). The Company is studying the Statement and the Bulletin. The Statement will increase compensation expense starting January 1, 2006.

        In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Assets Retirements Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and or method of settlement are conditional on a future event that may or may not be within the control of the entity. Furthermore, the uncertainty about the timing and or method of settlement of a conditional asset retirement obligations should be factored into the measurement of the liability when sufficient information exists. FIN 47 clarifies that an entity is required to recognize the liability for the fair value of a conditional asset when incurred if the liability's fair value can be reasonably estimated. The Company is studying FIN 47 and has not determined what effect, if any, FIN 47 will have on the Company's results of operations, financial condition or cash flows. The Company will implement FIN 47 effective January 1, 2006.

(4) Marketable Securities

        As of December 31, 2004, the Company held $16.8 million in marketable securities. During the six-month period ended June 30, 2005, the Company liquidated these securities realizing no gain or loss.

(5) Properties Held For Sale

        As part of its plan to integrate the activities of the CSD into its operation, the Company determined that certain acquired properties were no longer needed for its operations. The Company decided to sell these acquired properties; accordingly, the acquired surplus properties were transferred to properties held for sale. In the allocation of the purchase price of the CSD acquisition, the Company valued properties held for sale at the current appraised market value less estimated selling costs. In addition, subsequent to the completion of purchase accounting, the Company identified several additional properties that were no longer needed for its operations. These properties were transferred to properties held for sale at the lower of their net book value or current appraised market value less estimated selling costs. Properties held for sale include only those properties that the Company believes can be sold within the next twelve months based on current market conditions and the asking price. The Company cannot provide assurance that such sales will be completed within that period or that the proceeds from properties held for sale will equal their carrying value.

        During the six-month period ended June 30, 2005, the Company sold one of the properties for $0.3 million, net of selling costs. The sale resulted in a $5 thousand gain. For the six-month period ended June 30, 2004, the Company sold one of the properties for $0.6 million, net of selling costs. The sale resulted in a $0.2 million gain that is included in other income (expense).

(6) Financing Arrangements

        The following table is a summary of the Company's financing arrangements:

	June 30, 2005	December 31, 2004
	(in thousands)
Revolving Facility with a financial institution, bearing interest at either the U.S. or Canadian prime rate (6.00% and 4.25%, respectively, at June 30, 2005) or the Eurodollar rate (3.34% at June 30, 2005), depending on the currency of the underlying loan, plus 1.50%, collateralized by accounts receivable	$—	$—
Senior Secured Notes, bearing interest at 11.25%, collateralized by a second-priority lien on substantially all of the Company's assets within the United Sates except for accounts receivable	150,000	150,000

	150,000	150,000
Less unamortized issue discount	1,796	1,878
Less obligations classified as current	—	—

Long-term obligations	$148,204	$148,122

        As described in the Annual Report on Form 10-K for the year ended December 31, 2004, the Company has outstanding a $30.0 million revolving credit facility (the "Revolving Facility") and $150.0 million of eight-year Senior Secured Notes (the "Senior Secured Notes"). In addition to such financings, the Company has established a synthetic letter of credit facility (the "Synthetic LC Facility") whereby the Company may obtain up to $90.0 million of letters of credit as described below.

        The principal terms of the Senior Secured Notes, the Revolving Facility, and the Synthetic LC Facility are as follows:

        Senior Secured Notes.    The Senior Secured Notes were issued under an Indenture dated June 30, 2004 (the "Indenture"). The Senior Secured Notes bear interest at 11.25% and mature on July 15, 2012. The Senior Secured Notes were issued at a $2.0 million discount that resulted in an effective yield of 11.5%. Interest is payable semiannually in cash on each January 15 and July 15.

        The Indenture provides for certain covenants, the most restrictive of which requires the Company, within 120 days after the close of each twelve-month period ending on June 30 of each year (beginning June 30, 2005) to apply an amount equal to 50% of the period's Excess Cash Flow (as defined below) to either prepay, repay, redeem or purchase its first-lien obligations under the Revolving Facility and Synthetic LC Facility or to make offers ("Excess Cash Flow Offers") to repurchase all or part of the then outstanding Senior Secured Notes at an offering price equal to 104% of their principal amount plus accrued interest. "Excess Cash Flow" is defined in the Indenture as Consolidated EBITDA (as defined in the Indenture) less interest expense, all taxes paid or accrued in the period, capital expenditures made in cash during the period, and all cash spent on environmental monitoring, remediation or relating to environmental liabilities of the Company.

        Excess Cash Flow for the twelve months ended June 30, 2005 was $29.5 million. The Company will within 120 days following June 30, 2005 offer to repurchase Senior Secured Notes in the amount of 50% of the Excess Cash Flow generated during the twelve-month period ending June 30, 2005. However, at June 30, 2005, the Company had no outstanding first-lien obligations which were then payable under its Revolving Facility or Synthetic LC Facility and, during the six-month period ended June 30, 2005, the market price of the Senior Secured Notes was consistently in excess of the 104% of principal amount at which the Company is required and permitted by the Indenture and the Credit Agreement to make Excess Cash Flow Offers for outstanding Senior Secured Notes. It therefore now appears unlikely that any holders of Senior Secured Notes will accept an Excess Cash Flow Offer made in accordance with the Indenture and the Credit Agreement unless the trading price of the Senior Secured Notes declines prior to the time in 2005 at which the Company will make such an offer. To the extent the Note holders do not accept an Excess Cash Flow Offer based on the Excess Cash Flow earned through June 30, 2005, such Excess Cash Flow will not be included in the amount of Excess Cash Flow earned in subsequent periods. However, the Indenture's requirement to make Excess Cash Flow Offers in respect of Excess Cash Flow earned in subsequent twelve-month periods will remain in effect.

        Revolving Facility.    Both the Revolving Facility and the Synthetic LC Facility were established under a Loan and Security Agreement dated June 30, 2004 (the "Credit Agreement") among the Company, Fleet Capital Corporation as agent for the Revolving Lenders thereunder, Credit Suisse First Boston as agent for the letter of credit facility lenders (the "LC Facility Lenders") thereunder, and certain other parties. The Revolving Facility allows the Company to borrow up to $30.0 million in cash, based upon a formula of eligible accounts receivable. This total is separated into two lines of credit, namely a line for the Company and its U.S. subsidiaries equal to $24.7 million and a line for the Company's Canadian subsidiaries of $5.3 million. The Revolving Facility also allows the Company to have issued up to $10.0 million of letters of credit, with the outstanding amount of such letters of credit reducing the maximum amount of borrowings permitted under the Revolving Facility. At June 30, 2005, the Company had no borrowings and $1.2 million of letters of credit outstanding under the Revolving Facility, and the Company had approximately $28.8 million available to borrow. Amounts outstanding under the Revolving Facility bear interest at an annual rate of either the U.S. or Canadian prime rate or the Eurodollar rate (depending on the currency of the underlying loan) plus 1.50%. The Credit Agreement requires the Company to pay an unused line fee of 0.125% per annum on the unused portion of the Revolving Facility. The Revolving Facility matures on June 30, 2009.

        Under the Credit Agreement, the Company is required to maintain a maximum Leverage Ratio (as defined below) of no more than 2.50 to 1.0 for the four-quarter periods ended June 30, 2005 through March 31, 2006. The maximum leverage ratio is then reduced in approximately equal increments to no more than 2.30 to 1.0 for the four-quarter period ending December 31, 2008, and to no more than 2.25 to 1.0 for each succeeding quarter. The Leverage Ratio is defined as the ratio of the consolidated indebtedness of the Company to its Consolidated EBITDA (as defined in the Credit Agreement) achieved for the latest four-quarter period. For the four-quarter period ended June 30, 2005, the Leverage Ratio was 1.55 to 1.0, which was within covenant.

        The Company is also required under the Credit Agreement to maintain a minimum Interest Coverage Ratio (as defined below) of not less than 2.70 to 1.0 for the four-quarter periods ended June 30, 2005 through December 31, 2005. The minimum interest coverage ratio then decreases in approximately equal increments, to not less than 2.85 to 1.0 for the four-quarter period ending December 31, 2007, and not less than 3.00 to 1.0 for each succeeding four-quarter period. The Interest Coverage Ratio is defined as the ratio of the Company's Consolidated EBITDA to its consolidated interest expense. For the four-quarter period ended June 30, 2005, the Interest Coverage Ratio was 3.78 to 1.0, which was within covenant.

        The Company is also under the Credit Agreement required to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0 for each four-quarter period. For the period ended June 30, 2005, the Company's fixed charge coverage ratio was 2.12 to 1.0, which was within covenant.

        Synthetic LC Facility.    The Synthetic LC Facility provides that Credit Suisse First Boston (the "LC Facility Issuing Bank") will issue up to $90.0 million of letters of credit at the Company's request. The LC Facility requires that the LC Facility Lenders maintain a cash account (the "Credit-Linked Account") to collateralize the Company's outstanding letters of credit. Should any such letter of credit be drawn in the future and the Company fails to satisfy its reimbursement obligation, the LC Facility Issuing Bank would be entitled to draw upon the appropriate portion of the $90.0 million in cash which the LC Facility Lenders under the Credit Agreement have deposited into the Credit-Linked Account. Acting through the LC Facility Agent, the LC Facility Lenders would then have the right to exercise their rights as first-priority lien holders (second-priority as to receivables) on substantially all of the assets of the Company and its domestic subsidiaries. The Company has no right, title or interest in the Credit-Linked Account established under the Credit Agreement for purposes of the Synthetic LC Facility. The Company is required to pay (i) a quarterly participation fee at the annual rate of 5.35% on the average daily balance in the Credit-Linked Account and (ii) a quarterly fronting fee at the annual rate of 0.30% of the average daily aggregate amount of letters of credit outstanding under the Synthetic LC Facility. At June 30, 2005, letters of credit outstanding under the Synthetic LC facility were $89.2 million. The term of the Synthetic LC Facility will expire on June 30, 2009.

  Earnings before Interest, Taxes, Depreciation, Amortization, Non-Recurring Severance Charges, Other Non-recurring Refinancing-Related Expenses, Change in Value of Embedded Derivative, and Gain (Loss) on Sale of Fixed Assets ("Adjusted EBITDA")

        The Company defines Adjusted EBITDA (a measure not defined under generally accepted accounting principles) as the term "EBITDA" is defined under the Loan and Security Agreement dated June 30, 2004. This definition is net income (loss) plus accretion of environmental liabilities, depreciation and amortization, net interest expense, provision for (benefit from) income taxes, non-recurring severance charges, other non-recurring refinancing-related expenses, change in value of embedded derivative, and gain (loss) on sale of fixed assets.

        The Company's management considers Adjusted EBITDA to be a measurement of performance, which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or loss or other measurements under accounting principles generally accepted in the United States. Because Adjusted EBITDA is not calculated identically by all companies, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

        The following is a reconciliation of net income to Adjusted EBITDA for the six months ended June 30, 2005:

Net income	$12,212
Accretion of environmental liabilities	5,250
Depreciation and amortization	14,354
Interest expense, net	11,907
Provision for income taxes	1,013
Other income	(510)

Adjusted EBITDA	$44,226

        The following reconciles Adjusted EBITDA to cash provided for operations for the six months ended June 30, 2005:

Adjusted EBITDA	$44,226
Interest expense	(11,907)
Provision for income taxes	(1,013)
Allowance for doubtful accounts	(372)
Amortization of deferred financing costs	739
Amortization of debt discount	83
Other income	510
Foreign currency (gain) on intercompany transactions	(404)
Changes in assets and liabilities, net of acquisition
Accounts receivable	(1,465)
Unbilled accounts receivable	(1,567)
Deferred costs	952
Prepaid expenses	2,928
Accounts payable	(5,399)
Closure, post-closure and remedial liabilities	(11,311)
Deferred revenue	(4,273)
Other accrued expenses	1,299
Income taxes payable	(2,970)
Other, net	(1,022)

Net cash provided by operating activities	$9,034

(7) Legal Proceedings

  General Environmental Matters

        The Company's waste management services are continuously regulated by federal, state, provincial and local laws enacted to regulate discharge of materials into the environment, remediation of contaminated soil and groundwater or otherwise protect the environment. This ongoing regulation results in the Company frequently becoming a party to judicial or administrative proceedings involving all levels of governmental authorities and other interested parties. The issues involved in such proceedings generally relate to applications for permits and licenses by the Company and conformity with legal requirements, alleged violations of existing permits and licenses or requirements to clean up contaminated sites. At June 30, 2005, the Company was involved in various proceedings, the principal of which are described below, relating primarily to activities at or shipments to and/or from the Company's waste treatment, storage and disposal facilities. Substantially all of the Company's legal proceedings liabilities are environmental liabilities and, as such, are included in the tables of changes to remedial liabilities disclosed as part of Footnote 9, Remedial Liabilities, on page F-116.

  Legal Proceedings Related to Acquisition of CSD Assets

        Effective September 7, 2002 (the "Closing Date"), the Company purchased from Safety-Kleen Services, Inc. and certain of its domestic subsidiaries (collectively, the "Sellers") substantially all of the assets of the Chemical Services Division (the "CSD") of Safety-Kleen Corp. ("Safety-Kleen"). The

Company purchased the CSD assets pursuant to a sale order (the "Sale Order") issued by the Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") which had jurisdiction over the Chapter 11 proceedings involving the Sellers, and the Company therefore took title to the CSD assets without assumption of any liability (including pending or threatened litigation) of the Sellers except as expressly provided in the Sale Order. However, under the Sale Order (which incorporated by reference certain provisions of the Acquisition Agreement between the Company and Safety-Kleen Services, Inc.), the Company became subject to certain legal proceedings involving the CSD assets for three reasons as described below. As of June 30, 2005, the Company had reserves of $34.1 million (substantially all of which the Company had established as part of the purchase price for the CSD assets) relating to the Company's estimated potential liabilities in connection with such legal proceedings which were then pending. The Company also estimates that it is "reasonably possible" as that term is defined in SFAS No.5 (more than remote but less than likely), that the amount of such total liabilities could be up to $3.0 million greater than such $34.1 million. Because all of the Company's reasonably possible additional losses relating to legal liabilities relate to remedial liabilities, the reasonably possible additional losses for legal liabilities are reflected in the tables of reasonably possible additional losses in Note 9, "Remedial Liabilities." The Company periodically adjusts the aggregate amount of such reserves when such potential liabilities are paid or otherwise discharged or additional relevant information becomes available to the Company.

        The first reason for the Company becoming subject to certain legal proceedings in connection with the acquisition of the CSD assets is that, as part of the CSD assets, the Company acquired all of the outstanding capital stock of certain Canadian subsidiaries (the "CSD Canadian Subsidiaries") formerly owned by the Sellers (which subsidiaries were not part of the Sellers' bankruptcy proceedings), and the Company therefore became subject to the legal proceedings (which include the Ville Mercier Legal Proceedings described below) in which the Canadian Subsidiaries were then involved. The second reason is that, on the Closing Date for the CSD assets, there were ongoing legal proceedings (which include the FUSRAP Legal Proceedings described below), which directly involved certain of the CSD assets of which the Company became the owner and operator. While the Company did not agree to be responsible for damages or other liabilities of the Sellers relating to such proceedings, these proceedings might nevertheless affect the future operation of those CSD assets. The third reason is that, as part of the purchase price for the CSD assets, the Company agreed with the Sellers that the Company would indemnify the Sellers against certain current and future liabilities of the Sellers under applicable federal and state environmental laws including, in particular, the Sellers' share of certain cleanup costs payable to governmental entities under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund Act") or analogous state Superfund laws. As described below, the Company and the Sellers are not in complete agreement at this time as to the scope of the Company's indemnity obligations under the Sale Order and the Acquisition Agreement with respect to certain Superfund liabilities of the Sellers.

        The principal legal proceedings related to the Company's acquisition of the CSD assets are as follows. While, as described below, the Company has established reserves for certain of these matters, there can be no guarantee that any ultimate liability the Company incurs for any of these matters will not exceed (or be less than) the amount of the current reserves or that the Company will not incur other material expenditures.

        Ville Mercier Legal Proceedings.    One of the CSD Canadian Subsidiaries (the "Mercier Subsidiary") owns and operates a hazardous waste incinerator in Ville Mercier, Quebec (the "Mercier Facility"). A property owned by the Mercier Subsidiary adjacent to the current Mercier Facility is now contaminated as a result of actions dating back to 1968, when the Quebec government issued to the unrelated company which then owned the Mercier Facility two permits to dump organic liquids into lagoons on the property. By 1972, groundwater contamination had been identified, and the Quebec government provided an alternate water supply to the municipality of Ville Mercier.

        In 1999, Ville Mercier and three neighboring municipalities filed separate legal proceedings against the Mercier Subsidiary and certain related companies together with certain former officers and directors, as well as against the Government of Quebec. The lawsuits assert that the defendants are jointly and severally responsible for the contamination of groundwater in the region, which the plaintiffs claim was caused by contamination from the former Ville Mercier lagoons and which they claim caused each municipality to incur additional costs to supply drinking water for their citizens since the 1970's and early 1980's. The four municipalities claim a total of $1.6 million (CDN) as damages for additional costs to obtain drinking water supplies and seek an injunctive order to obligate the defendants to remediate the groundwater in the region. The Quebec Government also sued the Mercier Subsidiary to recover approximately $17.4 million (CDN) of alleged past costs for constructing and operating a treatment system and providing alternative drinking water supplies. The Mercier Subsidiary continues to assert that it has no responsibility for the groundwater contamination in the region.

        Because the continuation of such proceedings by the Mercier Subsidiary, which the Company now owns, would require the Company to incur legal and other costs and the risks inherent in any such litigation, the Company, as part of its integration plan for the CSD assets, decided to vigorously review options which will allow the Company to establish harmonious relations with the local communities, resolve the adversarial situation with the Provincial government and spare continued legal costs. Based upon the Company's review of likely settlement possibilities, the Company now anticipates that as part of any such settlement it will likely agree to assume at least partial responsibility for remediation of certain environmental contamination and certain prior costs. At June 30, 2005, the Company had accrued $10.6 million for remedial liabilities and associated legal costs relating to the Ville Mercier Legal Proceedings.

        FUSRAP Legal Proceedings.    As part of the CSD assets, the Company acquired a hazardous waste landfill in Buttonwillow, California (the "Buttonwillow Landfill"). During 1998 and 1999, the Seller's subsidiary which then owned the Buttonwillow Landfill (the "Buttonwillow Seller") accepted and disposed in the Buttonwillow Landfill certain construction debris (the "FUSRAP Wastes") that originated at a site in New York that was part of the federal Formerly Utilized Sites Remedial Action Program ("FUSRAP"). FUSRAP was created in the mid-1970s in an attempt to manage various sites around the country contaminated with residual radioactivity from activities conducted by the Atomic Energy Commission and the United States military during World War II. The FUSRAP Wastes are primarily construction and demolition debris exhibiting low-activity residual radioactivity that were shipped to the Buttonwillow Landfill by the U.S. Army Corps of Engineers.

        The California Department of Health Services ("DHS") claimed in a letter to the Buttonwillow Seller delivered in 1999 that the Buttonwillow Seller did not lawfully accept the FUSRAP Wastes under applicable California law and regulations. Both DHS and the California Department of Toxic Substances Control ("DTSC") filed claims in the Sellers' bankruptcy proceedings preserving the right of those agencies to claim penalties for damages against the Buttonwillow Seller and possibly seeking to compel removal of the FUSRAP Wastes from the Buttonwillow Landfill. However, aside from the letter to the Buttonwillow Seller and the filing of the proofs of claim in the Sellers' bankruptcy proceedings, the California agencies have not commenced any enforcement proceedings relating to the Buttonwillow Landfill. Both the Company and the Sellers believe that the FUSRAP Wastes were properly, safely and lawfully disposed of at the Buttonwillow Landfill under all applicable laws and regulations, and the Company would vigorously resist any efforts to require that such wastes be removed if either of the California agencies should in the future initiate any enforcement action for this purpose. The Company now estimates that the cost of removing the FUSRAP Wastes from the Buttonwillow Landfill would be approximately $6.9 million. However, the Company has not accrued any costs of removing the FUSRAP Wastes because the Company believes that, in the event the California agencies were in the future to initiate any enforcement action, only a remote possibility exists that a final order would be issued requiring the Company to remove such wastes.

        Indemnification of Certain CSD Superfund Liabilities.    The Company's agreement with the Sellers under the Acquisition Agreement and the Sale Order to indemnify the Sellers against certain cleanup costs payable to governmental entities under federal and state Superfund laws now relate primarily to (i) two properties included in the CSD assets which are either now subject or proposed to become subject to Superfund proceedings, (ii) certain potential liabilities which the Sellers might incur in the future in connection with an incinerator formerly operated by Marine Shale Processors, Inc. to which the Sellers shipped hazardous wastes, and (iii) 35 active Superfund sites owned by third parties where the Sellers have been designated as Potentially Responsible Parties ("PRPs"). As described below, there are also four other Superfund sites owned by third parties where the Sellers have been named as PRPs or potential PRPs and for which the Sellers have sent demands for indemnity to the Company since the Closing Date. In the case of the two properties referenced above which were included in the CSD assets, the Company is potentially directly liable for cleanup costs under applicable environmental laws because of the Company's ownership and operation of such properties since the Closing Date. In the case of Marine Shale Processors and the 35 other third-party sites referenced above, the Company does not have direct liability for cleanup costs but may have an obligation to indemnify the Sellers, to the extent provided in the Acquisition Agreement and the Sale Order, against the Sellers' share of such cleanup costs which are payable to governmental entities.

        Federal and state Superfund laws generally impose strict, and in certain circumstances, joint and several liability for the costs of cleaning up Superfund sites not only upon the owners and operators of such sites, but also upon persons or entities which in the past have either generated or shipped hazardous wastes which are present on such sites. The Superfund laws also provide for liability for damages to natural resources caused by hazardous substances at such sites. Accordingly, the Superfund laws encourage PRPs to agree to share in specified percentages of the aggregate cleanup costs for Superfund sites by entering into consent decrees, settlement agreements or similar arrangements. Non-settling PRPs may be liable for any shortfalls in government cost recovery and may be liable to other PRPs for equitable contribution. Under the Superfund laws, a settling PRP's financial liability could increase if the other settling PRPs were to become insolvent or if additional or more severe contamination were discovered at the relevant site. In estimating the amount of those Sellers' liabilities at those Superfund sites where one or more of the Sellers has been designated as a PRP and as to which the Company believes that it has potential liability under the Acquisition Agreement and the Sale Order, the Company therefore reviewed any existing consent decrees, settlement agreements or similar arrangements with respect to those sites, the Sellers' negotiated volumetric share of liability (where applicable), the Company's prior knowledge of the relevant sites, and the Company's general experience in dealing with the cleanup of Superfund sites.

        Properties Included in CSD Assets.    The CSD assets acquired by the Company include an active service center located at 2549 North New York Street in Wichita, Kansas (the "Wichita Property"). The Wichita Property is one of several properties located within the boundaries of a 1,400-acre state-designated Superfund site in an old industrial section of Wichita known as the North Industrial Corridor Site. Along with numerous other PRPs, the Sellers executed a consent decree relating to such site with the EPA, and the Company is continuing its ongoing remediation program for the Wichita Property in accordance with that consent decree. Also included within the CSD assets acquired by the Company are rights under an indemnification agreement between the Sellers and a prior owner of the Wichita Property, which the Company anticipates but cannot guarantee will be available to reimburse certain such cleanup costs.

        The CSD assets also include a former hazardous waste incinerator and landfill in Baton Rouge, Louisiana ("BR Facility") currently undergoing remediation pursuant to an order issued by the Louisiana Department of Environmental Quality. In December 2003, the Company received an information request from the federal EPA pursuant to the Superfund Act concerning the Devil's Swamp Lake Site ("Devil's Swamp") in East Baton Rouge Parish, Louisiana. On March 8, 2004, the EPA proposed to list Devil's Swamp on the National Priorities List for further investigations and possible remediation. Devil's Swamp includes a lake located downstream of an outfall ditch where wastewaters and stormwaters have been discharged from the BR Facility, as well as extensive swamplands adjacent to it. Contaminants of concern cited by the EPA as a basis for listing the site include substances of the kind found in wastewaters discharged from the BR Facility in past operations. While the Company's ongoing corrective actions at the BR Facility may be sufficient to address the EPA's concerns, there can be no assurance that additional action will not be required and that the Company will not incur material costs. The Company cannot now estimate its potential liability for Devil's Swamp; accordingly, the Company has accrued no liability for remediation of Devil's Swamp beyond what was already accrued pertaining to the ongoing corrective actions and amounts sufficient to cover certain projected legal fees and related expenses.

        Marine Shale Processors.    Beginning in the mid-1980s and continuing until July 1996, Marine Shale Processors, Inc., located in Amelia, Louisiana ("Marine Shale"), operated a kiln which incinerated waste producing a vitrified aggregate as a by-product. Marine Shale contended that its operation recycled waste into a useful product, i.e., vitrified aggregate, and therefore was exempt from regulation under the Resource Conservation Recovery Act ("RCRA") and permitting requirements as a hazardous waste incinerator under applicable federal and state environmental laws. The EPA contended that Marine Shale was a "sham-recycler" subject to the regulation and permitting requirements as a hazardous waste incinerator under RCRA, that its vitrified aggregate by-product was a hazardous waste, and that Marine Shale's continued operation without required permits was illegal. Litigation between the EPA and Marine Shale began in 1990 and continued until July 1996 when the U.S. Fifth Circuit

Court of Appeals ordered Marine Shale to shutdown its operations. During the course of its operation, Marine Shale produced thousands of tons of aggregate, some of which was sold as fill material at various locations in the vicinity of Amelia, Louisiana, but most of which was stockpiled on the premises of the Marine Shale facility. Almost all of this aggregate has since been moved to a nearby site owned by an affiliate of Marine Shale, known as Recycling Park, Inc. In accordance with a court order authorizing the movement of this material to this off-site location, all of the materials located at Recycling Park, Inc. comply with the land disposal restrictions of RCRA. Approximately 7,000 tons of aggregate remain on the Marine Shale site. Moreover, as a result of past operations, soil and groundwater contamination may exist on the Marine Shale facility and the Recycling Park, Inc. site.

        Although the Sellers never held an equity interest in Marine Shale, the Sellers were among the largest customers of Marine Shale in terms of overall incineration revenue. Based on a plan to settle obligations that was established at the time of the acquisition, the Company obtained more complete information as to the potential status of the Marine Shale facility and the Recycling Park, Inc. site as a Superfund site or sites, the potential costs associated with possible removal and disposal of some or all of the vitrified aggregate and closure and remediation of the Marine Shale facility and the Recycling Park, Inc. site, and the respective shares of other identified potential PRPs on a volumetric basis. Accordingly, the Company determined in the third quarter of 2003 that the remedial liabilities and associated legal costs were then probable and estimable and recorded liabilities for the Company's estimate of the Sellers' proportionate share of environmental cleanup costs potentially payable to governmental entities under federal and/or state Superfund laws. At June 30, 2005, the Company had accrued $13.4 million of reserves relating to potential cleanup costs for the Marine Shale facility and the Recycling Park, Inc. site.

        On December 24, 2003, the Sellers' plan of reorganization became effective under chapter 11 of the Bankruptcy Code. If the EPA or the Louisiana Department of Environmental Quality ("LDEQ") were in the future to designate the Marine Shale facility and/or the Recycling Park, Inc. site as a Superfund site or sites, the Sellers might assert that they are not responsible for potential cleanup costs associated with such site or sites, and the Company might assert that under the Sale Order the Company is not obligated to pay or reimburse cleanup and related costs associated with such site or sites. The Company cannot now provide assurances with respect to any such matters which, in the event the EPA or the LDEQ were in the future to designate the Marine Shale facility and/or the Recycling Park, Inc. site as a Superfund site or sites, would need to be resolved by future events, negotiations and, if required, legal proceedings.

        Third Party Superfund Sites.    Prior to the Closing Date, the Sellers had generated or shipped hazardous wastes, which are present on an aggregate of 35 sites owned by third parties, which have been designated as federal or state Superfund sites and at which the Sellers, along with other parties, had been designated as PRPs. Under the Acquisition Agreement and the Sale Order, the Company agreed with the Sellers that the Company would indemnify the Sellers against the Sellers' share of the cleanup costs payable to governmental entities in connection with those 35 sites, which were listed in Exhibit A to the Sale Order (the "Listed Third Party Sites"). At 29 of the Listed Third Party Sites, the Sellers had addressed, prior to the Company's acquisition of the CSD assets in September 2002, the Sellers' cleanup obligations to the federal and state governments and to other PRPs by entering into consent decrees or other settlement agreements or by participating in ongoing settlement discussions or site studies and, in accordance therewith, the PRP group is generally performing or has agreed to perform the site remediation program with government oversight. With respect to one of those 29 Listed Third Party Sites, certain developments have occurred since the Company's purchase of the CSD assets as described in the following two paragraphs. Of the six remaining Listed Third Party Sites, the Company on behalf of the Sellers is contesting with the governmental entities and PRP groups involved liability at two sites, has settled the Sellers' liability at one site, confirmed that the Sellers were ultimately not named as PRPs at one site, and plans to fund participation by the Sellers as settling PRPs at three sites. With respect to the 35 Listed Third Party Sites, the Company had reserves of $17.9 million at June 30, 2005.

        With respect to one of those 35 sites (the "Helen Kramer Landfill Site"), the Sellers had entered (prior to the Sellers commencing their bankruptcy proceeding in June 2000) into settlement agreements with certain members of the PRP group which agreed to perform the cleanup of that site in accordance with a consent decree with governmental entities, in return for which the Sellers received a conditional release from such governmental entities. Following the Sellers' commencement of their bankruptcy proceeding, the Sellers failed to satisfy their payment obligations to those PRPs under those settlement agreements.

        In November 2003, certain of those PRPs made a demand directly on the Company for the Sellers' share of the cleanup costs incurred by the PRPs with respect to the Helen Kramer Landfill Site. However, at a hearing in the Bankruptcy Court on January 6, 2004 on a motion by those PRPs seeking an order that the Company was liable to such PRPs under the terms of the Sale Order, the Bankruptcy Court declined to hear the motion on the ground that those PRPs (which are not governmental entities) have no right to seek direct payment from the Company for any portion of the cleanup costs which they have incurred in connection with that site. The Company's legal position is that when the Sellers' plan of reorganization became effective in December 2003, the Sellers likely were discharged from their obligations to those PRPs for that site. The Sellers have never made an indemnity request upon the Company for any obligations relating to that site. The PRPs have indicated their intention to pursue additional recourse against the Company, but the Company filed in February 2005 a complaint with the Bankruptcy Court seeking sanctions against the PRPs for contempt of the injunction in the Sale Order against those PRPs' efforts to proceed directly against the Company, and that matter is still pending. On April 20, 2005, the Company's general counsel advised the Company that its exposure to liability for the Sellers' obligations with respect to the Helen Kramer Landfill Site are no longer "probable," and the Company therefore reversed a $1.9 million reserve which the Company had established with respect to those potential liabilities in connection with the Company's acquisition of the CSD assets. The reversal of the $1.9 million reserve was recorded to selling, general and administrative expenses.

        By letters to the Company dated September 22 and 28, 2004, and January 22 and 28, 2005, the Sellers identified, in addition to the 35 Listed Third Party Sites, four additional sites owned by third parties which the EPA or a state environmental agency has designated as a Superfund site or potential Superfund site and at which one or more of the Sellers have been named as a PRP or potential PRP. In those letters, the Sellers asserted that the Company has an obligation to indemnify the Sellers for their share of the potential cleanup costs associated with such four additional sites. The Company has responded to such letters from the Sellers by stating that, under the Sale Order, the Company has no obligation to reimburse the Sellers for any cleanup and related costs (if any), which the Sellers may incur in connection with such four additional sites. The Company intends to assist the Sellers in providing information now in the Company's possession with respect to such four additional sites and to participate in negotiations with the government agencies and PRP groups involved. In addition, at one of those four additional sites, the Company may have some liability independently of the Sellers' involvement with that site, and the Company may also have certain defense and indemnity rights under contractual agreements for prior acquisitions relating to that site. Accordingly, the Company is now investigating that site further. However, the Company now believes that it has no liabilities with respect to the potential cleanup of those four additional sites that are both probable and estimable at this time, and the Company has therefore not established any reserves for any potential liabilities of the Sellers in connection therewith. It is expressly the Company's legal position that it is not liable at any of the four sites for any and/or all of the Sellers' liabilities. In any event, at one site the potential liability of the Seller(s) is de minimis and a settlement has already been offered to the Seller(s) to that effect, and at one site the Company believes that the Seller(s) shipped no wastes or substances into the site and therefore the Seller(s) have no liability. For the other two sites, the Company cannot estimate the amount of the Sellers' liabilities, if any, at this time, and that irrespective of whatever liability the Seller(s) may or may not have, the Company reaffirms its position that it does not have any liability for any of the four sites including these two particular sites.

        Inactive Third Party Superfund Sites.    In addition to the Superfund sites owned by third parties described in the preceding paragraphs, the Sellers have also been identified as PRPs at several other federal or state Superfund sites owned by third parties that the Company believes are now inactive with respect to the Sellers. The inactive sites generally involve the shipment by the Sellers of a de minimis amount of wastes to such sites and prior consent decrees, settlement agreements or similar arrangements providing for minimal payment obligations by the Sellers. De minimis agreements generally are intended to settle all claims for small PRPs and such agreements have limited "re-opener" provisions. At certain other inactive sites, the Sellers have disclaimed any liability by advising the governmental entities involved that the Sellers had not shipped any wastes to those sites. The Company has not established reserves for any of the inactive sites because the Company believes that the Sellers' cleanup liabilities with respect to those sites have already been resolved and that, under the Sale Order, the Company would not be responsible for such liabilities in any event.

  Other Legal Proceedings Related to CSD Assets

        In addition to the legal proceedings related to the acquisition of the CSD assets described above, subsequent to the acquisition in September 2002 various plaintiffs which are represented by the same law firm have filed three lawsuits based in part upon allegations relating to ownership and operation of a deep injection well facility near Plaquemine, Louisiana which Clean Harbors Plaquemine, LLC ("CH Plaquemine"), one of the Company's subsidiaries, acquired as part of the CSD assets. The first such lawsuit was filed in December 2003 in the 18th Judicial District Court in Iberville Parish, Louisiana, against CH Plaquemine under the citizen suit provisions of the Louisiana Environmental Quality Act. The lawsuit alleges that the facility is in violation of state law by disposing of hazardous waste into an underground injection well that the plaintiffs allege is located within the banks or boundaries of a body of surface water within the jurisdiction of the State of Louisiana. The lawsuit also focuses on a "new area of concern" at the facility, which the plaintiffs allege is a source of contamination, which will require environmental remediation and/or restoration. The lawsuit also alleges that CH Plaquemine's former facility manager made false representations and failed to disclose material information to the regulators about the facility after CH Plaquemine acquired it in September 2002. The plaintiffs seek an order declaring the facility to be located within the banks or boundaries of a body of surface water under state law, payment of civil penalties of $27,500 per violation per day from and after November 17, 2003, and an additional penalty of $1.0 million for damages to the environment, plus interest. The plaintiffs also seek an order requiring the facility to remove all waste disposed of since September of 2002, and in general, to conduct an investigation into and remediate the alleged contamination at the facility, as well as damages for alleged personal injuries and property damage, natural resources damages, costs of litigation, and attorney's fees. On January 14, 2005, the state district court judge granted the plaintiffs' petition for a preliminary (or temporary) injunction restraining the subsidiary from disposing of hazardous waste in the injection well. On January 18, 2005 (the next day the court was again open for business) CH Plaquemine filed a motion seeking to stay the preliminary injunction, which the same judge granted. The legal effect of the stay order was to allow the facility to continue normal business operations and to continue injecting hazardous waste, pending an appeal. In accordance with the stay order that was granted in favor of the subsidiary, CH Plaquemine has appealed the court's initial ruling granting the preliminary (or temporary) injunction to the Louisiana First Circuit Court of Appeal in Baton Rouge, and that appeal is presently pending.

        In February 2005 this same group of plaintiffs sent notice to the Louisiana Department of Environmental Quality that they intended to file a second citizen suit. In April 2005, the second citizen suit petition was filed naming Clean Harbors, Inc. ("CHI"), Clean Harbors Environmental Services, Inc. ("CHESI"), and an employee of CHESI as defendants. The second citizen suit alleges that CHI, CHESI and the CHESI employee are liable for conduct based upon claims that are substantially similar in nature to those filed against CH Plaquemine in the original citizen suit and also alleges that CHI and CHESI are liable for certain aspects of the operations of CH Plaquemine under the lawsuit's so-called "Single Business Entity Doctrine." This second lawsuit seeks civil penalties of $10,000 per day per violation from an unspecified date. Both CHI and CHESI have filed motions to dismiss the suit against them.

        In June 2005, the same plaintiff's lawyers who filed the two lawsuits described immediately above filed a petition to add CHI, CHESI, CH Plaquemine and the two (one former, one current) employee defendants, to a lawsuit commenced in 1996 against the former owner of the site. While the allegations of that suit are slightly different from the two lawsuits described above, CHI and CHESI are again named in the petition as defendants based largely on the so-called "Single Business Entity Doctrine." This third lawsuit also names as defendants certain former owners and operators of the facility and the insurance company that currently provides environmental impairment liability insurance coverage for the facility, and seeks unspecified damages and attorney's fees.

        The Company believes that all three of these lawsuits are without merit, and is vigorously defending against the claims made. The Company further believes that, since its acquisition by CH Plaquemine, the Plaquemine facility has been and now is in full compliance with its operating permits and all applicable state laws, and that any alleged contamination in the "new area of concern" complained of by the plaintiffs was and is already being addressed under the corrective action provisions of its RCRA operating permit. In addition, the Company believes that many of the plaintiffs' claims relate to actions or omissions allegedly taken or caused prior to September 2002 by third parties that formerly owned and/or operated, or generated or shipped waste to, the Plaquemine facility for which the Company has no legal responsibility under the Sale Order. Prior to June 30, 2005, the Company had incurred legal expenses in connection with defending against these three lawsuits that satisfied the $1.0 million deductible on the Company's environmental impairment liability insurance applicable to the Plaquemine facility. Because the Company believes the claims against CH

Plaquemine, CHI and CHESI in the three lawsuits are without merit and that the Company has adequate insurance to cover any future liabilities associated with such lawsuits, the Company does not now maintain any reserves associated with the three Plaquemine lawsuits.

  Legal Proceedings Not Related to CSD Assets

        In addition to the legal proceedings in which the Company became involved as a result of its acquisition of the CSD assets, the Company is also involved in certain legal proceedings, which have arisen for other reasons. The principal such legal proceedings include certain Superfund proceedings relating to sites owned by third parties where the Company (or a predecessor) has been named a PRP, certain regulatory proceedings, and litigation involving the former holders of the Company's subordinated notes.

  Superfund Sites Not Related to CSD Acquisition

        The Company has been named as a PRP at 28 sites that are not related to the CSD acquisition. Fourteen of these sites involve two subsidiaries, which the Company acquired from ChemWaste, a former subsidiary of Waste Management, Inc. As part of that acquisition, ChemWaste agreed to indemnify the Company with respect to any liability of those two subsidiaries for waste disposed of before the Company acquired them. Accordingly, Waste Management is paying all costs of defending those two Company subsidiaries in those 14 cases, including legal fees and settlement costs.

        The Company's subsidiary which owns the Bristol, Connecticut facility is involved in one of the 28 Superfund sites. As part of the acquisition of that facility, the seller and its now parent company, Cemex, S.A., agreed to indemnify the Company with respect to any liability for waste disposed of before the Company acquired the facility, which would include any liability arising from Superfund sites.

        Eleven of the 28 Superfund sites involve subsidiaries acquired by the Company, which had been designated as PRPs with respect to such sites prior to acquisition of such subsidiaries by the Company. Some of these sites have been settled, and the Company believes its ultimate liability with respect to the remaining such sites will not be material to the Company's result of operations, cash flow from operations or financial position.

        As of June 30, 2005, the Company had reserves of $0.2 million for cleanup of Superfund sites not related to the CSD acquisition at which either the Company or a predecessor has been named as a PRP. However, there can be no guarantee that the Company's ultimate liabilities for these sites will not materially exceed this amount or that indemnities applicable to any of these sites will be available to pay all or a portion of related costs.

  EPA Enforcement Actions

        Kimball Facility.    On April 2, 2003, Region VII of the U.S. Environmental Protection Agency ("EPA Region VII") in Kansas City, Kansas, served a Complaint, Compliance Order and Notice of Opportunity for Hearing ("CCO") on the Company's subsidiary, which operates an incineration facility in Kimball, Nebraska. The CCO stems from an inspection of the Kimball facility between April 8 and 10, 2002. Thereafter, EPA Region VII issued a Notice of Violation ("NOV") for certain alleged violations of RCRA. The Company responded to the NOV by letter and contested the allegations.

After extensive settlement negotiations, on February 23, 2004, the Company and EPA Region VII executed a Consent Agreement and Final Order that included a Supplemental Environmental Project ("SEP"). The Company will be required to perform and account for the SEP in accordance with the EPA's SEP Policy. The SEP will involve cleaning out chemicals from high school laboratories, art departments and other campus locations, with all such work to be performed by the Company's own trained field chemists. The SEP will also include the proper packaging, labeling, manifesting, transportation, and ultimately disposal, recycling or re-use of these chemicals at the hazardous waste treatment, storage and disposal facilities owned and operated by the Company's subsidiaries, in lieu of the payment of any further civil penalties. The Company will have two years to complete the performance of the SEP, and any remaining amounts then still owed and outstanding will have to be paid in cash at that time, as calculated pursuant to a sliding scale formula that reduces the amount of cash that will be owed as more of the environmental services are rendered over the two-year period. At June 30, 2005, the Company had accrued $132 thousand for its SEP liability.

        Chicago Facility.    By letter dated January 16, 2004, Region V of the EPA ("EPA Region V") in Chicago, Illinois notified the Company that EPA Region V believes the Company's Chicago, Illinois facility may be in violation of the National Emission Standard for Benzene Waste Operations Subpart FF regulations promulgated under the Clean Air Act and that EPA Region V may seek injunctive relief and civil penalties for these alleged violations. The alleged violations pertain to total annual benzene quantity determinations and reporting, provisions of individual waste stream identification and emissions control information, and treatment and control requirements for the benzene waste streams. EPA Region V is seeking a fine of $325 thousand. The Company believes that its Chicago facility complies in all material respects with these regulations and has engaged in ongoing settlement discussions with EPA Region V to resolve the issues described in the letter from EPA Region V without litigation. The Company believes that the cost of resolving this matter will not be material to the Company's results of operations or financial position.

  State and Provincial Enforcement Actions

        Chicago Facility.    On February 12, 2004, the Company's subsidiary which owns the Chicago facility was notified by the Illinois Attorney General's Office that an enforcement action was being initiated against such facility. The enforcement action alleges that the Chicago facility has violated its operating permit, certain Illinois Pollution Control Board regulations, and allegedly applicable provisions of the National Emission Standards for Hazardous Air Pollutants ("NESHAPs"). The Illinois Attorney General's Office announced that it was seeking $170 thousand in penalties. Legal and compliance representatives of the Company have held discussions with the Illinois Attorney General's Office and the Illinois Environmental Protection Agency, and anticipate that a Supplemental Environmental Project will be negotiated that will substantially reduce the cash component of the penalty in exchange for agreeing to the installation of equipment upgrades at the facility designed to address and control air emissions from operations. These negotiations are ongoing, and although significant progress has been made, there can be no assurance that a settlement can be reached or that the penalty will be reduced.

        Aragonite, Utah Facility.    In February 2005, the Utah Department of Environmental Quality ("DEQ") issued a Notice of Violation and Compliance Order ("NOVCO") No. 0405013 against the Clean Harbors Aragonite, LLC incinerator, transfer station and storage facility located near Aragonite, Utah ("CH Aragonite"). The NOVCO pertains to hazardous waste compliance inspections conducted from October 2003 through September 2004 at CH Aragonite. CH Aragonite filed a detailed and comprehensive response to the NOVCO in April 2005. The DEQ assessed a proposed penalty of $129,860 and the Company is continuing to negotiate for a reduction in the fine.

        London, Ontario Facility.    Clean Harbors Environmental Services Inc., and one of the Company's Canadian subsidiaries, Clean Harbors Canada, Inc., received a summons alleging a number of regulatory offenses under the Ontario Occupational Health and Safety Act as a result of a fire in October 2003 at a Clean Harbors Canada, Inc., waste transfer facility in London, Ontario. A worker at the facility received serious injuries as a result of the fire. The initial appearance on this matter occurred on November 22, 2004. The Company has not yet determined whether to defend the charges or attempt to negotiate a settlement. The Company has not accrued any liability associated with this matter because any potential liability is not now estimable.

        Summons To Respond to Environment Canada.    On July 15, 2005 a Summons was received by the Company's Lambton Facility in Sarnia, Ontario, Canada requiring the Company to appear in an Ontario Court on September 19, 2005 to answer charges alleging that at various times between January, 2003 and June 2004, the Company failed to provide manifest copies to Environment Canada within three days after the manifest is provided to the first authorized carrier and failure to provide an inspector with outstanding manifests; importation of environmentally hazardous waste without an authorized carrier; and failure to submit notice information to the Minister. Such alleged failures if true, would be contrary to: section 7(o) of the Export and Import of Hazardous Waste Regulations; section 272 (1)(a) of the Canadian Environmental Protection Act, 1999, c-33; paragraph 3(1) of the Environmental Emergency Regulations; section 32 (a) of the Export and Import of Hazardous Waste Regulations; section 30(a) of the Export and Import of Hazardous Wastes Regulations and section 13(1)(a) of the Transportation of Dangerous Goods Act, 1992.

        At this time the information concerning this proceeding is in its preliminary stages and the Company expects to learn additional details concerning the alleged charges when counsel for the Company appear at the court proceeding on September 19, 2005.

  Contingency

        Litigation Involving Former Holders of Subordinated Notes.    On April 30, 2001, the Company issued to John Hancock Life Insurance Company, Special Value Bond Fund, LLC, the Bill and Melinda Gates Foundation, and certain other institutional lenders (collectively, the "Lenders") $35.0 million of 16% Senior Subordinated Notes due 2008 (the "Subordinated Notes") as part of the Company's refinancing of all its then outstanding indebtedness. Under the Securities Purchase Agreement dated as of April 12, 2001, between the Company and the Lenders (the "Purchase Agreement"), the Company was also required to pay a $350 thousand closing fee and issue to the Lenders warrants for an aggregate of 1,519,020 shares of the Company's common stock (the "Warrants") exercisable at any time prior to April 30, 2008 at an exercise price of $.01 per share. The Purchase Agreement contained covenants limiting (with certain exceptions) the Company's ability to acquire other businesses or incur additional indebtedness without the consent of a majority in interest of the Lenders. The Purchase Agreement also provided that, if the Company should elect to prepay the Subordinated Notes prior to maturity, the Company would be obligated to pay a prepayment penalty which, in the case of a prepayment prior to April 30, 2004, would include a so-called "Make Whole Amount" computed using a discount rate 2.5% above the then current yield on United States government securities of equal maturity to the

Subordinated Notes. The Purchase Agreement also provided that, if the Company should default on any of the terms of the Purchase Agreement including the covenants described above, the Lenders would have the right to call the Subordinated Notes for payment at an amount equal to the principal, accrued interest and the so-called "Make Whole Amount" then in effect.

        During several months prior to the Company's acquisition of the CSD assets effective September 7, 2002, the Company sought the Lenders' cooperation with respect to such acquisition and to include the Lenders in a refinancing of the Company's outstanding debt (which might involve leaving the Subordinated Notes outstanding or refinancing them). The Lenders, however, ultimately refused to provide any such cooperation. The Company thus notified the Lenders that it was proceeding with the acquisition of the CSD assets, which would be a violation of certain covenants in the Purchase Agreement, and the Lenders then called the Subordinated Notes for payment, including principal, interest and the "Make Whole Amount" of $16,991,129, an amount equal to 48.5% of the principal amount of the Subordinated Notes. In response to the Lenders' demand, the Company immediately paid in full the amount demanded, while notifying the Lenders that it was paying the "Make Whole Amount" under protest. It is the Company's position that if the payment to the Lenders is not deemed to be voluntary and the 48.5% "Make Whole Amount" is deemed unconscionable, the "Make-Whole Amount" is likely to be held unenforceable under Massachusetts case law.

        Shortly after the closing of the acquisition of the CSD assets, the Company wrote to the Lenders demanding a return of the prepayment penalty, in response to which, on September 27, 2002, the Lenders filed a complaint in the Superior Court in Norfolk County, Massachusetts asking the Court to determine the prepayment penalty to be valid and enforceable. On October 1, 2002, the Company filed a complaint in the Business Litigation Session of the Superior Court in Suffolk County, Massachusetts seeking a declaratory judgment that the "Make Whole Amount" is an unenforceable penalty and seeking an order for the return of the amount paid as a penalty, less the Lenders' actual damages (if any), plus interest and costs. In the case of certain of the Lenders, the Company also seeks a judgment that those Lenders' receipt of their share of the "Make Whole Amount," the closing payment and the fair value of the Warrants constitutes a violation of applicable Massachusetts usury laws. The Company filed a motion seeking to consolidate both legal proceedings in the Business Litigation Session of the Superior Court in Suffolk County, Massachusetts, which motion was granted. Discovery in the proceedings was completed and all parties served and filed motions for summary judgment. On March 15, 2004, the Court granted summary judgment for the Lenders ruling that the "Make Whole Amount" was enforceable, and on May 15, 2004 the court ordered the Company pay $323 thousand to the Lenders for legal and expert cost reimbursement. The Company has appealed the Court's rulings, and the Lenders have cross-appealed as to the amount of legal and expert cost reimbursement. The Appeals Court heard the appeals on March 5, 2005, but a decision by the Court is not expected for several months. The Company has not accrued the Lenders' legal and expert costs because the Company now believes that such payment is not probable.

(8) Closure and Post-closure Liabilities

        Reserves for closure and post-closure obligations are as follows (in thousands):

	June 30, 2005	2004 December 31,
Landfill facilities:
Cell closure	$16,180	$14,959
Facility closure	1,877	1,726
Post-closure	2,407	2,203

	20,464	18,888
Non-landfill retirement liability:
Facility closure	6,200	6,763

	26,664	25,651
Less obligation classified as current	2,776	2,930

Long-term closure and post-closure liability	$23,888	$22,721

        All of the landfill facilities included in the table above are active as of June 30, 2005.

        Anticipated payments at June 30, 2005 (based on current estimated costs) and anticipated timing of necessary regulatory approvals to commence work on closure and post-closure activities for each of the next five years and thereafter are as follows (in thousands):

Periods ending December 31,
Remaining six months 2005	$1,122
2006	3,734
2007	5,295
2008	7,036
2009	2,922
Thereafter	206,345

Undiscounted closure and post-closure liabilities	226,454
Less: Reserves to be provided (including discount of $119.3 million) over remaining site lives	(199,790)

Present value of closure and post-closure liabilities	$26,664

        The changes to closure and post-closure liabilities for the six months ended June 30, 2005 are as follows (in thousands):

	December 31, 2004	New Asset Retirement Obligations	Accretion	Changes in Estimate Charged to Statement of Operations	Other Changes in Estimates	Currency Translation, Reclassificatio ns and Other	Payments	June 30, 2005
Landfill retirement liability	$18,888	$476	$1,372	$(153)	$—	$(10)	$(109)	$20,464
Non-landfill retirement liability	6,763	—	403	43	—	(2)	(1,007)	6,200

Total	$25,651	$476	$1,775	$(110)	$—	$(12)	$(1,116)	$26,664

        The following table presents the change in remaining highly probable airspace from December 31, 2004 through June 30, 2005 (in thousands):

Highly Probable Airspace (Cubic Yards)
Remaining capacity at December 31, 2004	28,454
Consumed during six months ended June 30, 2005	(319)

Remaining capacity at June 30, 2005	28,135

        Asset retirement obligations incurred in 2005 are being discounted at the credit-adjusted risk-free rate of 10.25% and inflated at a rate of 2.16%.

        As of December 31, 2004, there were three unpermitted expansions included in the Company's landfill accounting model, which represents 32.4% of the Company's remaining airspace at that date. Of these expansions, two do not represent exceptions to the Company's established criteria. In March 2004, the Chief Financial Officer approved and the Audit Committee of the Board of Directors reviewed the inclusion of 7.8 million cubic yards of unpermitted airspace in highly probable airspace because it was determined that the airspace was highly probable even though the permit application will not be submitted within the next year. All of the other criteria were met for the inclusion of this airspace in highly probable airspace. Had the Company not included the 7.8 million cubic yards of unpermitted airspace in highly probable airspace, operating expense for the three and six months ended June 30, 2005 would have been higher by $136 thousand and $271 thousand, respectively.

(9) Remedial Liabilities

        Remedial liabilities are obligations to investigate, alleviate or eliminate the effects of a release (or threat of a release) of hazardous substances into the environment and may also include corrective action under RCRA. The Company's operating subsidiaries' remediation obligations can be further characterized as Legal, Superfund, Long-term Maintenance and One-Time Projects. Legal liabilities are typically comprised of litigation matters that can involve certain aspects of environmental cleanup and can include third party claims for property damage or bodily injury allegedly arising from or caused by exposure to hazardous substances originating from Company activities or operations, or in certain cases, from the actions or inactions of other persons or companies. Superfund liabilities are typically claims alleging that the Company is a potentially responsible party and/or is potentially liable for environmental response, removal, remediation and cleanup costs at/or from either an owned or third party site. As described in Note 7, "Legal Proceedings," Superfund liabilities also include certain Superfund liabilities to governmental entities for which the Company is potentially liable to reimburse the Sellers in connection with the Company's 2002 acquisition of the CSD assets from Safety-Kleen Corp. Long-term Maintenance includes the costs of groundwater monitoring, treatment system operations, permit fees and facility maintenance for discontinued operations. One-Time Projects include the costs necessary to comply with regulatory requirements for the removal or treatment of contaminated materials.

        SFAS No. 143 applies to asset retirement obligations that arise from ordinary business operations. The Company became subject to almost all of its remedial liabilities as part of the acquisition of the CSD assets from Safety-Kleen Corp., and the Company believes that the remedial obligations did not arise from normal operations. Remedial liabilities to which the Company became subject in connection with the acquisition of the CSD assets have been and will continue to be inflated using the inflation rate at the time of acquisition (2.4%) until the expected time of payment, then discounted at the risk-free interest rate at the time of acquisition (4.9%). Remedial liabilities incurred subsequent to the acquisition and remedial liabilities that existed prior to the acquisition have been and will continue to be recorded at the estimated current value of the liability, which is usually neither increased for inflation nor reduced for discounting.

        The Company records environmental-related accruals for remedial obligations at both its landfill and non-landfill operations. See Note 4 in the Annual Report filed on Form 10-K for the year ended December 31, 2004 for further discussion of the Company's methodology for estimating and recording these accruals.

        Reserves for remedial obligations are as follows (in thousands):

	June 30, 2005	December 31, 2004
Remedial liabilities for landfill sites	$4,840	$4,985
Remedial liabilities for discontinued facilities not now used in active conduct of the Company's business	92,459	95,116
Remedial liabilities (including Superfund) for non-landfill open sites	51,427	55,516

	148,726	155,617
Less obligation classified as current	11,110	11,328

Long-term remedial liability	$137,616	$144,289

        Anticipated payments (based on current estimated costs) and anticipated timing of necessary regulatory approvals to commence work on remedial activities for each of the next five years and thereafter are as follows (in thousands):

Periods ending December 31,
Remaining six months 2005	$5,719
2006	10,990
2007	10,882
2008	11,745
2009	11,507
Thereafter	140,310

Undiscounted remedial liabilities	191,153
Less: Discount	(42,427)

Present value of remedial liabilities	$148,726

        The anticipated payments for Long-term Maintenance range from $4.2 million to $6.3 million per year over the next five years. Spending on One-Time Projects for the next five years ranges from $3.7 million to $5.9 million per year with an average expected payment of $5.3 million per year. Legal and Superfund liabilities payments are expected to be between $0.4 million and $2.3 million per year for the next five years. These estimates are managed on a daily basis, reviewed at least quarterly, and adjusted as additional information becomes available.

        The changes to remedial liabilities for the six months ended June 30, 2005 are as follows (in thousands):

	December 31, 2004	Accretion	Changes in Estimate Recorded to Statement of Operations	Currency Translation, Reclassifications and Other	Payments	June 30, 2005
Remedial liabilities for landfill sites	$4,985	$107	$(92)	$(36)	$(124)	$4,840
Remedial liabilities for discontinued sites not now used in the active conduct of the Company's business	95,116	2,168	(3,240)	(30)	(1,555)	92,459
Remedial liabilities (including Superfund) for non-landfill operations	55,516	1,200	(4,144)	(148)	(997)	51,427

Total	$155,617	$3,475	$(7,476)	$(214)	$(2,676)	$148,726

        Included in the $7.5 million change in estimate recorded to the statement of operations is the $1.9 million reversal of the Helen Kramer landfill site reserve as described in Note 7, "Legal Proceedings;" a $2.1 million reduction for financial assurance for remedial liabilities that was driven by the renegotiation of financial assurance for closure and post-closure care for six of the Company's facilities and the Company's improved financial performance; and a net $3.5 million benefit due to (i) the discounting effect of delays in certain remedial projects, (ii) cost reductions negotiated with vendors, and (iii) a pattern of historical spending being less than previously expected and reserved. Of the $7.5 million benefit recorded for the six months ended June 30, 2005, $5.3 million of the benefit was recorded to selling, general and administrative expenses.

        Estimation of Certain Preacquisition Contingencies    SFAS No. 5, "Accounting for Contingencies," requires that an estimated loss from a loss contingency be accrued and recorded as a liability if it is both probable and estimable, but the Statement does not permit a company acquiring assets to record as part of the purchase price those assumed liabilities which are not both probable and estimable. As described in Note 7, "Legal Proceedings," under the headings "Ville Mercier Legal Proceedings" and "Marine Shale Processors," as of December 31, 2002 the Company was unable to estimate the amount of potential remedial liabilities in connection with the facility and sites which are the subject of these proceedings, but, as part of the integration plan of the CSD acquisition, the Company committed to obtaining the data required so that the Company could record such potential liabilities as adjustments to the purchase price. Sufficient additional information on these proceedings was obtained prior to the first anniversary to allow the Company to record these potential liabilities as adjustments to the purchase price for the CSD assets in accordance with generally accepted accounting principles in the United States. Accordingly, additional discounted environmental liabilities were recorded as part of the purchase price in the quarter ended September 30, 2003. At June 30, 2005, the Company had recorded reserves of $13.4 million and $10.6 million relating to Marine Shale Processors and the Ville Mercier Legal Proceedings, respectively.

        Remedial liabilities, including Superfund liabilities    As described in the tables above under "Reserves for remedial obligations," the Company had as of June 30, 2005 a total of $148.7 million of estimated liabilities for remediation of environmental contamination, of which $4.8 million related to the Company's landfills and $143.9 million related to non-landfill facilities (including Superfund sites owned by third parties). The Company periodically evaluates potential remedial liabilities at sites that it owns or operates or to which the Company or the Sellers of the CSD assets (or the respective predecessors of the Company or the Sellers) transported or disposed of waste, including 56 Superfund sites as of June 30, 2005. The Company periodically reviews and evaluates sites requiring remediation, including Superfund sites, giving consideration to the nature (i.e., owner, operator, arranger, transporter or generator) and the extent (i.e., amount and nature of waste hauled to the location, number of years of site operations or other relevant factors) of the Company's (or the Sellers') alleged connection with the site, the extent (if any) to which the Company believes it may have an obligation to the Sellers to indemnify cleanup costs in connection with the site, the regulatory context surrounding the site, the accuracy and strength of evidence connecting the Company (or the Sellers) to the location, the number, connection and financial ability of other named and unnamed PRPs and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made, based upon management's judgment and prior experience, for the Company's best estimate of the liability.

        Remediation liabilities are inherently difficult to estimate. Estimating remedial liabilities requires that the existing environmental contamination be understood. There is a risk that the actual quantities of contaminants differ from the results of the site investigation, and there is a risk that contaminants exist that have not been identified by the site investigation. In addition, the amount of remedial liabilities recorded is dependent on the remedial method selected. There is a risk that funds will be expended on a remedial solution that is not successful, which could result in the additional incremental costs of an alternative solution. Such estimates, which are subject to change, are subsequently revised if and when additional information becomes available.

        In connection with the Company's acquisition of the CSD assets, the Company performed extensive due diligence to estimate accurately the aggregate liability for remedial liabilities to which the Company became potentially liable as a result of the acquisition. Those remedial liabilities relate to the active and discontinued hazardous waste treatment and disposal facilities which the Company acquired as part of the CSD assets and 35 Superfund sites owned by third parties for which the Company agreed to indemnify certain remedial liabilities owed or potentially owed by the Sellers and payable to governmental entities. In the case of each such facility and site, the Company's estimate of remediation liabilities involved an analysis of such factors as: (i) the nature and extent of environmental contamination (if any), (ii) the terms of applicable permits and agreements with regulatory authorities as to cleanup procedures and whether modifications to such permits and agreements will likely need to be negotiated, (iii) the cost of performing anticipated cleanup activities based upon current technology, and (iv) in the case of Superfund and other sites where other parties will also be responsible for a portion of the cleanup costs, the likely allocation of such costs and the ability of such other parties to pay their share. Based upon the Company's analysis of each of the above factors in light of currently available facts and legal interpretations, existing technology, and presently enacted laws and regulations, the Company estimates that its aggregate liabilities as of June 30, 2005 (as calculated in accordance with generally accepted accounting principles in the United States) for future remediation relating to all of its owned or leased facilities and the Superfund sites for which the Company has current or potential liability is approximately $148.7 million. The Company also estimates that it is "reasonably possible" as that term is defined in SFAS No. 5 ("more than remote but less than likely"), that the amount of such total liabilities could be up to $22.0 million greater than such $148.7 million. Future changes in either available technology or applicable laws or regulations could affect such estimates of environmental liabilities. Since the Company's satisfaction of the liabilities will occur over many years and in some cases over periods of 30 years or more, the Company cannot now reasonably predict the nature or extent of future changes in either available technology or applicable laws or regulations and the impact that those changes, if any, might have on the current estimates of environmental liabilities.

        The following tables show, respectively, (i) the amounts of such estimated liabilities associated with the types of facilities and sites involved and (ii) the amounts of such estimated liabilities associated with each facility or site which represents at least 5% of the total and with all other facilities and sites as a group.

        Estimates Based on Type of Facility or Site (dollars in thousands):

Type of Facility or Site	Discounted Remedial Liability	% of Total	Discounted Reasonably Possible Additional Losses
Facilities now used in active conduct of the Company's business (16 facilities)	$36,293	24.4%	$7,616
Discontinued CSD facilities not now used in active conduct of the Company's business but acquired because assumption of remedial liabilities for such facilities was part of the purchase price for CSD assets (16 facilities)	92,283	62.0	11,191
Superfund sites owned by third parties on which wastes generated or shipped by the Sellers (or their predecessors) are present (18 sites)	17,929	12.1	1,661
Sites for which the Company had liabilities prior to the acquisition of CSD assets (4 Superfund sites and 7 other sites)	2,221	1.5	1,491

Total	$148,726	100.0%	$21,959

        Estimates Based on Amount of Potential Liability (dollars in thousands):

Location	Type of Facility or Site	Discounted Remedial Liability	% of Total	Discounted Reasonably Possible Additional Losses
Baton Rouge, LA	Closed incinerator and landfill	$37,824	25.4%	$5,319
Bridgeport, NJ	Closed incinerator	27,537	18.6	3,363
Marine Shale Processors	Potential third party Superfund site	13,413	9.0	1,368
Mercier, Quebec	Open incineration facility and legal proceedings	11,317	7.6	1,149
Roebuck, SC	Closed incinerator	9,523	6.4	834
San Jose, CA	Open treatment, storage, or disposal facility	7,480	5.0	844
Various	All other incinerators, landfills, wastewater treatment facilities and service centers (35 facilities)	36,899	24.8	8,598
Various	All other Superfund sites (each representing less than 5% of total liabilities) owned by third parties on which wastes generated or shipped by either the Company or the Sellers (or their predecessors) are present (21 sites)	4,733	3.2	484

Total		$148,726	100.0%	$21,959

        Revisions to remedial reserve requirements may result in upward or downward adjustments to income from operations in any given period. The Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. It is reasonably possible that legal, technological, regulatory or enforcement developments, the results of environmental studies or other factors could necessitate the recording of additional liabilities and/or the revision of currently recorded liabilities that could be material. The impact of such future events cannot be estimated at the current time.

(10) Other Income

        For the three months ended June 30, 2005, other expense of $(0.1) million consisted of net losses on the sale of fixed assets. For the six months ended June 30, 2005 other income of $0.5 consisted primarily of a gain relating to the settlement of an insurance claim.

        As described in the Annual Report on Form 10-K for the year ended December 31, 2004, the Company issued $25.0 million of Series C Preferred Stock on September 10, 2002. The Company determined that the Series C Preferred Stock should be recorded on the Company's financial statements as though the Series C Preferred Stock consisted of two components, namely (i) a non-convertible redeemable preferred stock (the "Host Contract") with a 6% annual dividend, and (ii) an embedded derivative (the "Embedded Derivative") which reflected the right of the holders of the Series C Preferred Stock to convert into the Company's common stock on the terms set forth in the Series C Preferred Stock. The Company recorded in other long-term liabilities the $9.3 million initial fair value of the Embedded Derivative and periodically marked that value to market. As of June 30, 2004, the market value of the Embedded Derivative was determined to be $11.2 million and the Company recorded expense of $6.9 million and $1.6 million for the three-and six-month periods ended June 30, 2004, respectively, to reflect such adjustment. On June 30, 2004, the Company redeemed the Series C Preferred Stock and settled the Embedded Derivative liability. The settlement of the Embedded Derivative liability will result in no additional other income (expense) being recorded in future periods related to the Embedded Derivative.

(11) Loss on Refinancing

        As further discussed in Note 6, the Company previously had outstanding a $100.0 million three-year revolving credit facility (the "Revolving Credit Facility"), $115.0 million of three-year non-amortizing term loans (the "Senior Loans"), $40.0 million of five-year non-amortizing subordinated loans (the "Subordinated Loans"), Series C Convertible Preferred Stock, $0.01 par value (the "Series C Preferred Stock") and the related embedded derivative (the "Embedded Derivative") which reflected the right of the holders of the Series C Preferred Stock to convert into the Company's common stock on the terms set forth in the Series C Preferred Stock. On June 30, 2004, the Company repaid the Revolving Credit Facility, the Senior Loans and the Subordinated Loans, redeemed the Series C Convertible Preferred Stock and settled the related Embedded Derivative liability. The Company recorded refinancing expenses, net of $7.1 million during the three-month period ended June 30, 2004. Such expenses consisted of a write-off of deferred financing costs of $5.3 million, prepayment penalties of $3.1 million, and other expenses of $0.3 million. These expenses were partially offset by the gain on the settlement of the Embedded Derivative of $1.6 million.

(12) Income Taxes

        SFAS 109, "Accounting for Income Taxes," requires that a valuation allowance be established when, based on an evaluation of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, at June 30, 2005 and December 31, 2004, the Company continued to maintain a full valuation allowance against the Company's net U.S. deferred tax assets. The actual realization of the net operating loss carryforwards and other tax assets depend on having future taxable income of the appropriate character prior to their expiration. The Company will continue to re-evaluate the need for this valuation allowance in light of all available evidence including projections of future operating results.

        The Company had approximately $45.2 million of net operating loss carryforwards at December 31, 2004. During the three (six) month period ending June 30, 2005, the Company does not expect any significant changes to the year end net operating loss carryforward, primarily due to book income being offset by tax deductions for non qualified stock options and other timing differences.

(13) Earnings (Loss) Per Share

        The following is a calculation of basic and diluted income (loss) per share computations (in thousands except for per share amounts) for the six-month periods ended June 30, 2005 and 2004:

	Six Months Ended June 30, 2005
	Income (Numerator)	Shares (Denominator)	Share Per
Net income	$12,212
Less preferred stock dividends	(140)

Basic earnings attributable to common shareholders	$12,072	14,913	$0.81

Net income	$12,212	2,229

Diluted earnings attributable to common shareholders	$12,212	17,142	$0.71

	Six Months Ended June 30, 2004
	Income (Numerator)	Shares (Denominator)	Per Share
Net loss	$(9,310)
Less redemption of Series C preferred stock and dividends and accretion on preferred stock	11,616

Basic and diluted loss attributable to common shareholders	$(20,926)	14,002	$(1.49)

        For the six-month period ended June 30, 2005, the dilutive effect of all outstanding warrants, options (except for 21 thousand options) and Series B Preferred Stock is included in the above calculation. Because the effects would be anti-dilutive for that period, the above computation of diluted earnings attributable to common shareholders exclude the effect of the assumed exercise of 21 thousand stock options for the six-month period ended June 30, 2005.

        Because the effects would be anti-dilutive for the six-month period ended June 30, 2004, the above computations of diluted loss per share for that period exclude the assumed exercise of warrants issued in connection with the redemption of the Series C Convertible Preferred Stock into 2.8 million shares of common stock, the assumed exercise of 1.7 and 1.9 million stock options, and the assumed conversion of the Series B Preferred Stock into 0.3 million shares of common stock.

(14) Redemption of Series C Redeemable Preferred Stock and Dividends and Accretion on Preferred Stock

        As more fully described in Note 18 of the Form 10-K/A for the year ended December 31, 2004, the Company redeemed 25,000 shares of Series C Preferred Stock on June 30, 2004. For the six- month period ended June 30, 2005, redemption of Series C Redeemable Preferred Stock and dividends and accretion on preferred stocks consisted of dividends on the Company's Series B Convertible Preferred Stock of $70 thousand and $140 thousand, respectively.

        For the six-month period ended June 30, 2004, redemption of Series C Redeemable Preferred Stock and dividends and accretion on preferred stocks consisted of the following: redemption of the Series C Redeemable Preferred Stock of $9.9 million, dividends on preferred stocks of $1.0 million, and amortization of preferred stock discount and issuance costs of $0.7 million.

(15) Stockholders' Equity

        On February 11, 2005, the Company issued an aggregate of 420,571 shares of its common stock. The shares were issued upon cashless exercise of warrants for an aggregate of 717,060 shares with an exercise price of $8.00 per share. In connection with the cashless exercise, the warrant holders surrendered their rights under the warrants for the balance of an aggregate of 296,489 shares of common stock. Other than the surrender of such rights under the warrants, the warrant holders paid no consideration in connection with the issuance, and the Company received no proceeds from the issuance.

        On May 18, 2005, the Company filed a Restated Articles of Organization with the Massachusetts Secretary of State. As a result, the authorized shares of common stock increased from 20,000,000 to 40,000,000, the authorized shares of Series A Convertible Preferred Stock decreased from 894,585 to zero and the authorized shares of Series C Convertible Preferred Stock decreased from 25,000 to zero. The Company's current authorized number of shares is 40,000,000 for common stock and 1,080,415 for preferred stock (of which 156,416 have been designated as Series B Convertible Preferred Stock).

        Dividends on the Company's Series B Convertible Preferred Stock are payable on the 15th day of January, April, July and October, at the rate of $1.00 per share, per quarter. Under the terms of the Series B Preferred Stock, the Company can elect to pay dividends in cash or in common stock with a market value equal to the amount of the dividends payable. The dividends due on January 15 and April 15, 2005 were paid in cash. However, because of loan covenant restrictions then in place, the Company issued 12,531 and 15,255 shares of its common stock, respectively, in payment of the January 15 and April 15, 2004 dividend requirements.

(16) Segment Reporting

        Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Performance of the segments is evaluated on several factors, of which the primary financial measure is operating income before interest, taxes, depreciation, amortization, restructuring, non-recurring severance charges, (gain) loss on disposal of assets held for sale, and other (income) expense ("Adjusted EBITDA Contribution"). Such definition of "Adjusted EBITDA" is the same as the definition of "Consolidated EBITDA" used in the Company's current credit agreement and indenture for convenant compliance purposes. Transactions between the segments are accounted for at the Company's estimate of fair value based on similar transactions with outside customers. In general, SFAS No. 131 requires that business entities report selected information about operating segments in a manner consistent with that used for internal management reporting.

        The Company has two reportable segments: Technical Services and Site Services.

        Technical Services include:

  •
  treatment and disposal of industrial wastes, which includes physical treatment, resource recovery and fuels blending, incineration, landfills, wastewater treatment, lab chemical disposal and explosives management;

  •
  collection, transportation and logistics management;

  •
  categorization, specialized repackaging, treatment and disposal of laboratory chemicals and household hazardous wastes, which are referred to as CleanPack® services; and

  •
  Apollo Onsite Services, which provide customized environmental programs at customer sites.

        These services are provided through a network of service centers where a fleet of trucks, rail or other transport is dispatched to pick up customers' waste either on a pre-determined schedule or on demand, and then to deliver waste to a permitted facility. From the service centers, chemists can also be dispatched to a customer location for the collection of chemical waste for disposal.

        Site Services provide highly skilled experts utilizing specialty equipment and resources to perform services, such as industrial maintenance, surface remediation, groundwater restoration, site and facility decontamination, emergency response, site remediation, PCB disposal, oil disposal, analytical testing services, information management services and personnel training. The Company offers outsourcing services for customer environmental management programs as well, and provides analytical testing services, information management and personnel training services.

        The Company markets these services through its sales organizations and, in many instances, services in one area of the business support or lead to work in other service lines. Expenses associated with the sales organizations are allocated based on external revenues by segment.

        The operations not managed through the Company's two operating segments are presented herein as "Corporate Items." Corporate item revenues consist of two different operations where the revenues are insignificant and represents approximately one-tenth of one percent of the Company's total revenue. Corporate item cost of revenue represents certain central services that are not allocated to the segments for internal reporting purposes. Corporate item selling, general and administrative expenses include typical corporate items such as legal, accounting and other items of a general corporate nature that are not allocated to the Company's two segments.

        The following tables reconcile revenues from direct revenue to third party revenue for the six-month periods ended June 30, 2005 and 2004. The Company analyzes results of operations based on direct revenues because the Company believes that these revenues and related expenses best reflect the management of operations.

	For the Six Months Ended June 30, 2005
	Technical Services	Site Services	Corporate Items	Totals
Direct revenue	$238,341	$100,272	$263	$338,876
Intersegment expenses	161,090	30,126	565	191,781

Gross revenues	399,431	130,398	828	530,657
Intersegment revenues	(174,624)	(16,807)	(350)	(191,781)

Third party revenues	$224,807	$113,591	$478	$338,876

	For the Six Months Ended June 30, 2004
	Technical Services	Site Services	Corporate Items	Totals
Direct revenue	$229,221	$74,284	$883	$304,388
Intersegment expenses	166,388	28,701	712	195,801

Gross revenues	395,609	102,985	1,595	500,189
Intersegment revenues	(179,931)	(14,483)	(1,387)	(195,801)

Third party revenues	$215,678	$88,502	$208	$304,388

        The following table presents information used by management by reported segment. Revenues from Technical and Site Services consist principally of external revenue from customers. Transactions between the segments are accounted for at the Company's estimate of fair value based on similar transactions with outside customers. Corporate Items revenues consist of revenues for miscellaneous services that are not part of a reportable segment. The Company does not allocate interest expense, income taxes, depreciation, amortization, accretion of environmental liabilities, non-recurring severance charges, (gain) loss on disposal of assets held for sale, and other (income) expense to segments. Certain reporting units have been reclassified to conform to the current year presentation.

	For the Six Months Ended June 30,
	2005	2004
Revenue:
Technical Services	$224,807	$215,678
Site Services	113,591	88,502
Corporate Items	478	208

Total	338,876	304,388

Cost of Revenues:
Technical Services	154,086	146,399
Site Services	88,804	72,164
Corporate Items	2,091	4,739

Total	244,981	223,302

Selling, General & Administrative Expenses:
Technical Services	24,654	23,045
Site Services	10,744	8,604
Corporate Items	14,271	18,207

Total	49,669	49,856

Adjusted EBITDA:
Technical Services	46,067	46,234
Site Services	14,043	7,734
Corporate Items	(15,884)	(22,738)

Total	44,226	31,230

Reconciliation to Consolidated Statement of Operations:
Accretion of environmental liabilities	5,250	5,207
Depreciation and amortization	14,354	11,661
Non-recurring severance	—	16
Other non-recurring refinancing-related expenses	—	1,126

Income from operations	24,622	13,220
Gain (loss) on sale of fixed assets	(54)	486
Change in value of embedded derivative	—	(1,590)
Other income (expense)	564	—
Loss on refinancing	—	(7,099)
Interest (expense), net	(11,907)	(10,801)

Income (loss) before provision for income taxes	$13,225	$(5,784)

        The following table presents the total assets by reported segment (in thousands):

	June 30, 2005	December 31, 2004
Site Services	$23,053	$19,452
Technical Services	271,884	277,678
Corporate Items	208,833	207,572

Total	$503,770	$504,702

        The following table presents the total assets by geographical area (in thousands):

	June 30, 2005	December 31, 2004
United States	$420,897	$412,301
Canada	82,873	92,401

Total	$503,770	$504,702

        Corporate items consist of the following (in thousands):

	June 30, 2005	December 31, 2004
Cash	$45,380	$42,904
Accounts receivable, net	120,164	119,327
Prepaid expenses	4,901	7,204
Property held for sale	8,405	8,834
PPE, net	16,352	16,318
Deferred financing costs	8,298	8,950
Deferred taxes	664	675
Other	4,670	3,360

Total	$208,834	$207,572

(17) Guarantor and Non-Guarantor Subsidiaries

        As further described in Note 6, "Financing Arrangements," the Senior Secured Notes were issued by the parent company, Clean Harbors, Inc., and were guaranteed by all of the parent's material subsidiaries organized in the United States. The Notes are not guaranteed by the Company's Canadian and Mexican subsidiaries. The following presents condensed consolidating financial statements for the parent company, the guarantor subsidiaries and the non-guarantor subsidiaries, respectively.

        In addition, as part of the refinancing of the Company's debt in June 2004, one of the parent's Canadian subsidiaries made a $91.7 million (U.S.) investment in the preferred stock of one of the parent's domestic subsidiaries and issued, in partial payment for such investment, a promissory note for $89.4 million (U.S.) payable to one of the parent's domestic subsidiaries. The dividend rate on such preferred stock is 11.125% per annum and the interest rate on such promissory note is 11.0% per annum. The effect of this transaction was to increase stockholders' equity of a U.S. guarantor subsidiary, to increase interest income of a U.S. guarantor subsidiary, to increase debt of a foreign non-guarantor subsidiary, and to increase interest expense of a foreign non-guarantor subsidiary.

        Following is the condensed consolidating balance sheet at June 30, 2005 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets:
Cash and cash equivalents	$10,201	$34,531	$5,516	$—	$50,248
Accounts receivable, net	21	102,001	20,438	—	122,460
Unbilled accounts receivable	—	4,721	2,173	—	6,894
Intercompany receivables	8,936	—	2,801	(11,737)	—
Deferred costs	—	3,204	749	—	3,953
Prepaid expenses	2,128	7,888	457	—	10,473
Supplies inventories	—	10,556	587	—	11,143
Income tax receivable	—	—	1,444	—	1,444
Properties held for sale	—	8,420	213	—	8,633
Property, plant and equipment, net	—	155,877	23,067	—	178,944
Deferred financing costs	8,286	—	12	—	8,298
Goodwill, net	—	19,032	—	—	19,032
Permits and other intangibles, net	—	54,150	23,936	—	78,086
Investments in subsidiaries	156,792	41,119	91,654	(289,565)	—
Deferred tax asset	—	—	664	—	664
Intercompany note receivable	—	97,911	3,701	(101,612)	—
Other assets	—	1,427	2,071	—	3,498

Total assets	$186,364	$540,837	$179,483	$(402,914)	$503,770

Liabilities and Stockholders' Equity:
Uncashed checks	$—	$2,814	$1,795	$—	$4,609
Accounts payable	—	55,417	11,377	—	66,794
Accrued disposal costs	—	1,565	1,276	—	2,841
Deferred revenue	—	13,931	3,766	—	17,697
Other accrued expenses	7,932	31,075	3,265	—	42,272
Income taxes payable	165	369	202	—	736
Intercompany payables	—	11,737	—	(11,737)	—
Closure, post-closure and remedial liabilities	—	160,106	15,284	—	175,390
Long-term obligations	148,204	—	—	—	148,204
Capital lease obligations	—	4,456	754	—	5,210
Other long-term liabilities	—	—	13,057	—	13,057
Intercompany note payable	3,701	—	97,911	(101,612)	—
Accrued pension cost	—	—	598	—	598

Total liabilities	160,002	281,470	149,285	(113,349)	477,408
Stockholders' Equity:
Series B convertible preferred stock	1	—	—	—	1
Common stock	154	—	2,236	(2,236)	154
Additional paid-in capital	66,008	201,248	4,049	(205,297)	66,008
Accumulated other comprehensive income	7,925	13,730	(568)	(13,162)	7,925
Retained earnings (deficit)	(47,726)	44,389	24,481	(68,870)	(47,726)

Total stockholders' equity	26,362	259,367	30,198	(289,565)	26,362

Total liabilities and stockholders' equity	$186,364	$540,837	$179,483	$(402,914)	$503,770

        Following is the condensed consolidating balance sheet at December 31, 2004 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets:
Cash and cash equivalents	$76	$20,984	$—	$10,021	$—	$31,081
Marketable securities	10,000	6,800	—	—	—	16,800
Accounts receivable, net	9	100,547	—	20,330	—	120,886
Unbilled accounts receivable	—	2,817	—	2,560	—	5,377
Intercompany receivables	17,139	—	8	6,050	(23,197)	—
Deferred costs	—	3,965	—	958	—	4,923
Prepaid expenses	2,951	9,957	—	499	—	13,407
Supplies inventories	—	9,656	—	662	—	10,318
Properties held for sale	—	8,849	—	—	—	8,849
Property, plant and equipment, net	—	156,905	—	23,621	—	180,526
Deferred financing costs	8,935	—	—	15	—	8,950
Goodwill, net	—	19,032	—	—	—	19,032
Permits and other intangibles, net	—	55,236	—	25,227	—	80,463
Investments in subsidiaries	133,504	44,385	—	91,654	(269,543)	—
Deferred tax asset	—	—	—	676	—	676
Intercompany note receivable	—	99,717	—	3,701	(103,418)	—
Other assets	—	1,560	—	1,854	—	3,414

Total assets	$172,614	$540,410	$8	$187,828	$(396,158)	$504,702

Liabilities and Stockholders' Equity:
Uncashed checks	$—	$4,769	$—	$1,773	$—	$6,542
Accounts payable	—	57,716	—	12,647	—	70,363
Accrued disposal costs	—	1,630	—	1,402	—	3,032
Deferred revenue	—	17,236	—	4,824	—	22,060
Other accrued expenses	8,675	28,890	—	3,489	—	41,054
Income taxes payable	1,078	310	—	914	—	2,302
Intercompany payables	—	23,197	—	—	(23,197)	—
Closure, post-closure and remedial liabilities	—	166,211	—	15,057	—	181,268
Long-term obligations	148,122	—	—	—	—	148,122
Capital lease obligations	—	4,160	—	847	—	5,007
Other long-term liabilities	—	—	—	13,298	—	13,298
Intercompany note payable	3,701	—	—	99,717	(103,418)	—
Accrued pension cost	—	—	—	616	—	616

Total liabilities	161,576	304,119	—	154,584	(126,615)	493,664
Stockholders' Equity:
Series B convertible preferred stock	1	—	—	—	—	1
Common stock	143	—	—	2,236	(2,236)	143
Additional paid-in capital	62,165	206,787	—	4,049	(210,836)	62,165
Accumulated other comprehensive income	8,667	14,473	—	(1,632)	(12,841)	8,667
Retained earnings (deficit)	(59,938)	15,031	8	28,591	(43,630)	(59,938)

Total stockholders' equity	11,038	236,291	8	33,244	(269,543)	11,038

Total liabilities and stockholders' equity	$172,614	$540,410	$8	$187,828	$(396,158)	$504,702

        Following is the consolidating statement of operations for the six months ended June 30, 2005 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenues	$—	$283,390	$62,532	$(7,046)	$338,876
Cost of revenues (exclusive of items shown separately below)	—	208,395	43,632	(7,046)	244,981
Selling, general and administrative expenses	47	39,672	9,950	—	49,669
Accretion of environmental liabilities	—	4,861	389	—	5,250
Depreciation and amortization	—	12,040	2,314	—	14,354

Income (loss) from operations	(47)	18,422	6,247	—	24,622
Other income (expense)	565	(63)	8	—	510
Interest (expense), net	(11,794)	(66)	(47)	—	(11,907)
Equity in earnings of subsidiaries	24,038	5,938	—	(29,976)	—
Intercompany dividend income (expense)	—	—	5,538	(5,538)	—
Intercompany interest income (expense)	—	5,342	(5,342)	—	—

Income (loss) before provision for income taxes	12,762	29,573	6,404	(35,514)	13,225
Provision for income taxes	550	215	248	—	1,013

Net income (loss)	$12,212	$29,358	$6,156	$(35,514)	$12,212

        Following is the consolidating statement of operations for the six months ended June 30, 2004 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenues	$—	$251,542	$61	$60,221	$(7,436)	$304,388
Cost of revenues (exclusive of items shown separately below)	—	191,441	12	39,235	(7,386)	223,302
Selling, general and administrative expenses	—	41,543	43	9,462	(50)	50,998
Accretion of environmental liabilities	—	4,870	—	337	—	5,207
Depreciation and amortization	—	10,340	—	1,321	—	11,661

Income from operations	—	3,348	6	9,866	—	13,220
Other income (expense)	(1,590)	486	—	—	—	(1,104)
Equity in earnings of subsidiaries	10,906	—	—	—	(10,906)	—
Loss on refinancing	(7,099)	—	—	—	—	(7,099)
Interest income (expense), net	(11,646)	1,024	—	(179)	—	(10,801)

Income (loss) before provision for income taxes	(9,429)	4,858	6	9,687	(10,906)	(5,784)
Provision for (benefit from) income taxes	(119)	147	1	3,497	—	3,526

Net income (loss)	$(9,310)	$4,711	$5	$6,190	$(10,906)	$(9,310)

        Following is the condensed consolidating statement of cash flows for the six months ended June 30, 2005 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net cash (used in) provided by operating activities	$20,442	$17,129	$1,439	$(29,976)	$9,034

Cash flows from investing activities:
Additions to property, plant and equipment	—	(5,921)	(1,059)	—	(6,980)
Increase in permits	—	(892)	—	—	(892)
Sales of marketable securities	10,000	6,800	—	—	16,800
Proceeds from sale of fixed assets	—	367	8	—	375
Proceeds from (payment of) return of capital	—	10,265	(10,265)	—	—
Investment in subsidiaries	(24,038)	(5,938)	—	29,976	—

Net cash (used in) provided by investing activities	(14,038)	4,681	(11,316)	29,976	9,303

Cash flows from financing activities:
Change in uncashed checks	—	(1,955)	68	—	(1,887)
Proceeds from exercise of stock options	3,691	—	—	—	3,691
Dividend payments on preferred stock	(140)	—	—	—	(140)
Deferred financing costs incurred	(86)	—	—	—	(86)
Proceeds from employee stock purchase plan	256	—	—	—	256
Payments of capital leases	—	(786)	(102)	—	(888)
Dividends (paid) received	—	(5,522)	5,522	—	—

Net cash (used in) provided by financing activities	3,721	(8,263)	5,488	—	946

Increase (decrease) in cash and cash equivalents	10,125	13,547	(4,389)	—	19,283
Effect of exchange rate change on cash	—	—	(116)	—	(116)
Cash and cash equivalents, beginning of period	76	20,984	10,021	—	31,081

Cash and cash equivalents, end of period	$10,201	$34,531	$5,516	$—	$50,248

        Following is the condensed consolidating statement of cash flows for the six months ended June 30, 2004 (in thousands):

	Clean Harbors, Inc.	U.S. Guarantor Subsidiaries	Domestic Non-Guarantor Subsidiary	Foreign Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net cash (used in) provided by operating activities	$(834)	$19,547	$(14)	$7,237	$(10,906)	$15,030
Cash flows from investing activities:
Additions to property, plant and equipment	—	(10,719)	—	(2,168)	—	(12,887)
Proceeds from sale of restricted investments	89,294	—	—	—	—	89,294
Cost of restricted investments purchased	(4,390)	—	—	—	—	(4,390)
Investment in subsidiaries	(10,906)	—	—	—	10,906	—
Proceeds from sale of fixed assets	—	665	—	—	—	665

Net cash (used in) provided by investing activities	73,998	(10,054)	—	(2,168)	10,906	72,682

Cash flows from financing activities:
Repayments on Senior Loans	(107,209)	—	—	—	—	(107,209)
Repayments of Subordinated Loans	(40,000)	—	—	—	—	(40,000)
Net repayments under revolving credit facility	(33,492)	—	—	(1,676)	—	(35,168)
Change in uncashed checks	—	(1,556)	—	452	—	(1,104)
Deferred financing costs incurred	(10,164)	—	—	—	—	(10,164)
Proceeds from exercise of stock options	155	—	—	—	—	155
Dividend payments on preferred stock	(1,963)	—	—	—	—	(1,963)
Proceeds from employee stock purchase plan	247	—	—	—	—	247
Payments on capital leases	—	(633)	—	(97)	—	(730)
Issuance of Senior Secured Notes	148,045	—	—	—	—	148,045
Redemption of Series C Convertible Preferred Stock	(25,000)	—	—	—	—	(25,000)
Cash paid in lieu of warrants	(363)	—	—	—	—	(363)
Debt extinguishment payments	(3,420)	—	—	—	—	(3,420)

Net cash used in financing activities	(73,164)	(2,189)	—	(1,321)	—	(76,674)

Increase (decrease) in cash and cash equivalents	—	7,304	(14)	3,748	—	11,038
Effect of exchange rate change on cash	—	—	—	20	—	20
Cash and cash equivalents, beginning of period	—	5,313	14	1,004	—	6,331

Cash and cash equivalents, end of period	$—	$12,617	$—	$4,772	$—	$17,389

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        We will bear all expenses incurred in connection with the registration of the shares offered in this registration statement under the Securities Act of 1933, as amended (the "Securities Act") and qualification or exemption of the registered shares under state securities laws. The following table sets forth the various expenses which we anticipate we will incur, all of which are estimates except for the SEC filing fee and the NASD filing fee:

SEC filing fee	$9,337
NASD filing fee	8,433
Printing expenses	100,000
Legal fees and expenses	200,000
Accounting fees and expenses	150,000
Transfer agent fee	10,000
Miscellaneous	22,230

Total:	$500,000

Item 15. Indemnification of Directors and Officers

        Sections 8.51 and 8.52 of the Massachusetts Business Corporation Act, as amended, give Massachusetts corporations the power to indemnify each of their present and former officers or directors under certain circumstances if such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the corporation. In our Restated Articles of Organization and By-Laws, we provide for such indemnification of our officers and directors to the extent permitted by law. Reference is made to Article 6 of our Restated Articles of Organization filed as Exhibit 3.1A to our Report on Form 8-K dated May 18, 2005, and Article VII of our Amended and Restated By-Laws filed as Exhibits 3.4B to our Report on Form 8-K dated April 4, 2005, and incorporated herein by reference, for the applicable provisions regarding the indemnification of directors and officers.

        We also maintain director and officer liability insurance which provides for protection of our directors and officers against liabilities and costs which they may incur in such capacities, including liabilities arising under the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits

        See Exhibit Index on Page II-5.

(b)
Financial Statement Schedules

        Schedule II—Valuation and Qualifying Accounts for the Three Years Ended December 31, 2004 (see page F-86). All other schedules are omitted because they are not applicable, not required, or because the required information is included in the financial statements or notes thereto.

Item 17. Undertakings

(a)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes that:

l.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Braintree, Commonwealth of Massachusetts on this 28th day of October, 2005.

CLEAN HARBORS, INC.
By:	/s/ ALAN S. MCKIM Alan S. McKim Chairman and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Clean Harbors, Inc., hereby severally constitute and appoint Carl d. Paschetag, James M. Rutledge and C. Michael Malm, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Clean Harbors, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ALAN S. MCKIM Alan S. McKim	Chairman of the Board of Directors, President and Chief Executive Officer	October 28, 2005
/s/ JAMES M. RUTLEDGE James M. Rutledge	Executive Vice President and Chief Financial Officer	October 28, 2005
/s/ CARL D. PASCHETAG Carl d. Paschetag	Controller and Chief Accounting Officer	October 28, 2005
/s/ JOHN D. BARR John D. Barr	Director	October 28, 2005

/s/ JOHN P. DEVILLARS John P. DeVillars	Director	October 28, 2005
/s/ DANIEL J. MCCARTHY Daniel J. McCarthy	Director	October 28, 2005
/s/ JOHN T. PRESTON John T. Preston	Director	October 28, 2005
/s/ ANDREA ROBERTSON Andrea Robertson	Director	October 28, 2005
/s/ THOMAS J. SHIELDS Thomas J. Shields	Director	October 28, 2005
/s/ LORNE R. WAXLAX Lorne R. Waxlax	Director	October 28, 2005

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1A	Restated Articles of Organization of Clean Harbors, Inc. (incorporated by reference to Exhibit 3.1A to the Registrant's Report on Form 8-K dated May 18, 2005 (file 0-16379)).
3.4B	Amended and Restated By-Laws of Clean Harbors, Inc. (incorporated by reference to Exhibit 3.4B to the Registrant's Report on Form 8-K dated April 4, 2005 (file 0-16379)).
5.1**	Opinion of Davis, Malm & D'Agostine, P.C.
23.1**	Consent of PricewaterhouseCoopers LLP.
23.2**	Consent of Davis, Malm & D'Agostine, P.C. (included in Exhibit 5.1).
24	Power of Attorney (included on the signature page to this registration statement).

*
To be filed by amendment.

**
Filed herewith.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Corporate Information
RISK FACTORS
IMPORTANT INFORMATION ABOUT THIS PROSPECTUS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL DATA
Unaudited Pro Forma Income Statement For the Six Months Ended June 30, 2005
Unaudited Pro Forma Balance Sheet As of June 30, 2005
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
LEGAL PROCEEDINGS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-US HOLDERS OF COMMON STOCK
CONTROLS AND PROCEDURES
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
INCORPORATION OF INFORMATION BY REFERENCE
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CLEAN HARBORS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS ASSETS (dollars in thousands)
CLEAN HARBORS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (dollars in thousands)
CLEAN HARBORS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands except per share amounts)
CLEAN HARBORS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
CLEAN HARBORS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CLEAN HARBORS, INC. AND SUBSIDIARIES SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS For the Three Years Ended December 31, 2004 (in thousands)
CLEAN HARBORS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS ASSETS Unaudited (in thousands)
CLEAN HARBORS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS LIABILITIES AND STOCKHOLDERS' EQUITY Unaudited (dollars in thousands)
CLEAN HARBORS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (in thousands except per share amounts)
CLEAN HARBORS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (in thousands)
CLEAN HARBORS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX